AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1
main 403.691.7575
fax 403.691.7508





SUPPL

November 26, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

PROCESSED
DEC 1 2 2008
THOMSON REUTERS

Deborah S. Stein
Vice President Finance and Chief Financial Officer

enclosures


Canada's Top
100
Employers
2008



NEWS RELEASE

ALTAGAS INCOME TRUST PRESENTS AT SCOTIA CAPITAL'S ELECTRON DAY 2008 CONFERENCE

Calgary, Alberta (November 17, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that David Cornhill, Chairman and Chief Executive Officer, is scheduled to present at Scotia Capital's Electron Day 2008 Conference "The Carbon and Credit Challenge" in Toronto on Thursday, November 20, 2008 at 1:00 p.m. EST.

To view the presentation and listen to the audiocast, please visit the Presentations and Webcasts section of the AltaGas website www.altagas.ca. The conference will be audiocast live and will be accessible at the following link: http://webcast.streamlogics.com/audience/index.asp?eventid=72369020.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***September 30, 2008***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 5, 2008

"Signed"

David W. Cornhill,
Chairman and Chief Executive Officer

SEC File # 82-34911

Form 52-109F2 - Certification of Interim Filings

I, Deborah S. Stein, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***September 30, 2008***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 5, 2008

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer



Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of the Trust as at and for the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007. This MD&A dated November 5, 2008 should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three and nine months ended September 30, 2008 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2007.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth in respect of the Trust's overall capital outlook as it relates to the various projects under development by the Trust under the heading "Capital Outlook". In addition, such forward-looking statements are set forth in respect of each of the Trust's principal business segments under the headings "Extraction and Transmission - E&T Outlook", "Field Gathering and Processing - FG&P Outlook", "Energy Services - Energy Services Outlook", "Power Generation - Power Generation Outlook" and "Corporate - Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any particular segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular, Business Acquisition Report and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership (formerly known as PremStar Energy Canada Limited Partnership) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominately derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

SEC File # 82-34911

CONSOLIDATED FINANCIAL RESULTS

($ millions)	Three Months Ended September 30 2008	2007	Nine Months Ended September 30 2008	2007
Revenue	**460.7**	322.1	**1,392.2**	1,091.9
Unrealized gains on risk management	**3.7**	1.1	**1.4**	1.6
Net revenue[1]	**122.7**	88.2	**350.7**	247.6
EBITDA[1]	**68.1**	49.1	**185.5**	133.4
EBITDA before unrealized gains on risk management[1]	**64.4**	48.0	**184.1**	131.8
Operating income[1]	**50.7**	37.5	**135.3**	97.7
Operating income before unrealized gains on risk management[1]	**47.0**	36.4	**133.9**	96.1
Net income	**53.5**	31.4	**124.0**	77.0
Net income before tax-adjusted unrealized gains on risk management[1]	**52.7**	30.7	**124.4**	76.8
Net income before tax[1]	**44.7**	34.6	**116.0**	88.7
Total assets	**2,113.5**	1,162.5	**2,113.5**	1,162.5
Total long-term liabilities	**828.1**	352.5	**828.1**	352.5
Net additions (reductions) to capital assets	**95.1**	5.9	**760.5**	(8.0)
Distributions declared[2]	**38.0**	30.0	**108.3**	88.2
Cash flows				
Cash from operations	**50.4**	30.8	**167.7**	123.5
Funds from operations[1]	**56.3**	47.6	**163.2**	125.1

($ per unit)	Three Months Ended September 30 2008	2007	Nine Months Ended September 30 2008	2007
EBITDA[1]	**0.96**	0.85	**2.73**	2.33
EBITDA before unrealized gains on risk management[1]	**0.91**	0.83	**2.71**	2.30
Net income - basic	**0.75**	0.54	**1.83**	1.35
Net income - diluted	**0.75**	0.54	**1.81**	1.35
Net income before tax-adjusted unrealized gains on risk management[1]	**0.74**	0.53	**1.83**	1.34
Net income before tax[1]	**0.63**	0.60	**1.71**	1.55
Distributions declared[2]	**0.535**	0.520	**1.585**	1.540
Cash flows				
Cash from operations	**0.71**	0.53	**2.47**	2.16
Funds from operations[1]	**0.79**	0.83	**2.41**	2.19
Units outstanding - basic (millions)				
During the period[3]	**71.1**	57.7	**67.9**	57.2
End of period	**71.3**	57.8	**71.3**	57.8

[1] *Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.*

[2] *Distributions declared of $0.18 per unit per month commencing in August 2008. From August 2007 to July 2008 distributions of $0.175 per unit per month were declared. From January 2007 to July 2007 distributions of $0.17 per unit per month were declared.*

[3] *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended September 30

Financial results in third quarter 2008 were significantly higher than the same quarter 2007 as net income increased 70 percent. The results represented strong operating performance from the increased asset base due to the acquisition of Taylor NGL Limited Partnership (Taylor) in January 2008, as well as stronger performance from the Field Gathering and Processing (FG&P) business. This quarter, operating income in the gas business was strong despite the $3.5 million impact of two turnarounds and a fire at the Harmattan Complex. Power also delivered strong results from higher hedged prices reflecting the impact of the Trust's disciplined hedging strategy. In third quarter 2008, the Trust also reported a $13.8 million tax recovery as a result of changes within the trust structure, which required the use of lower tax rates for future tax liabilities.

Net income for the three months ended September 30, 2008 was $53.5 million ($0.75 per unit - basic) compared to $31.4 million ($0.54 per unit - basic) for the same period in 2007. Excluding the $13.8 million tax recovery and the after-tax gain of $0.8 million related to risk management contracts, net income for the three months ended September 30, 2008 was $38.9 million ($0.55 per unit - basic). Excluding the after-tax gain of $0.7 million related to risk management contracts, net income for the three months ended September 30, 2007 was $30.7 million ($0.53 per unit - basic).

In third quarter 2008, operating income across all segments increased 35 percent to $50.7 million from $37.5 million.

Operating income from the gas business was $26.0 million in third quarter 2008 compared to $12.8 million in same quarter 2007. Operating income increased primarily due to the larger energy infrastructure asset base as a result of the Taylor acquisition in January 2008, higher rates and throughput, partially offset by natural declines in certain FG&P operating areas. Operating income in third quarter 2008 was negatively impacted by $3.5 million as a result of two turnarounds and unplanned downtime due to a fire at the Harmattan Complex.

In the power business, operating income was $30.1 million in third quarter 2008 compared to $31.5 million in third quarter 2007. Operating income decreased due to lower volumes sold, lower spot prices, higher environmental compliance costs, partially offset by a higher hedge prices, higher hedged volumes and a gain on the sale of a power development project.

The operating loss in the Corporate segment decreased primarily due to unrealized gains in the fair value of risk management contracts and costs related to the write-off of a development project in third quarter 2007, partially offset by lower investment income and higher general and administrative costs due to the Taylor acquisition and overall escalating costs.

On a consolidated basis, net revenue for the quarter ended September 30, 2008 was $122.7 million compared to $88.2 million in same quarter 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities, higher operating cost recoveries and higher rates and other revenues in FG&P. These increases were partially offset by natural declines in certain FG&P areas and the sale of assets in mid-2007. Net revenue in the quarter was impacted by turnarounds at two extraction facilities and the fire at the Harmattan Complex resulting in reduced net revenue of $3.5 million. In the power business, net revenue increased due to higher hedged prices and hedged volumes and a gain on the sale of a power development project, partially offset by lower net revenue from the sale of power at spot prices, higher environmental compliance costs and a favourable 30-rolling average power price (RAPP) in third quarter 2007. In addition, an unrealized gain on the fair value of risk management contracts increased net revenue.

Operating and administrative expense for third quarter 2008 was $54.6 million, up from $39.1 million in same quarter in 2007. The increase was primarily a result of new and expanded facilities in the gas business and increased costs to support the growth of the Trust and overall escalating costs.

Amortization expense for third quarter 2008 was $17.4 million compared to $11.7 million in the same quarter last year. The increase was due to the Taylor acquisition as well as a third quarter adjustment of approximately $1.0 million related to changes in the purchase price allocation related to the Taylor acquisition, partially offset by the sale of non-core assets in 2007.

Interest expense for third quarter 2008 was $6.0 million compared to $2.9 million in same quarter 2007. The increase was due to higher average debt balances of $548.3 million compared to $225.2 million for the same period in 2007, partially offset by lower average interest rates. The average borrowing rate was 4.9 percent in third quarter 2008 compared to 5.3 percent for third quarter 2007.

Income tax recovery in third quarter 2008 was $8.8 million compared to income tax expense of $3.2 in the same period 2007. The decrease was primarily due to the one-time $13.8 million recovery of future income taxes, partially offset by $2.9 million due to unrealized gains on risk management contracts and current tax provision on the sale of assets. The one-time future income tax recovery was a result of legal entity ownership changes within the trust structure.

Nine Months Ended September 30

Financial results for the nine months ended September 2008 reflect the strong operating performance of AltaGas' energy infrastructure assets. In 2008 the Trust increased its assets by approximately $600 million as a result of the Taylor acquisition. Net income increased by 61 percent in the first nine months of 2008 compared to the first nine months of 2007. The gas and power businesses each reported higher operating income of 93 percent and 15 percent respectively for the nine months ended September 30, 2008 compared to the first nine months in 2007. The gas business reported strong results despite turnarounds at three extraction facilities this year which resulted in lost revenues of $5.0 million and operating costs of $2.5 million. The Trust reported higher interest due to the increase debt as a result of the Taylor acquisition and lower taxes as a result of internal reorganizations.

Net income for the nine months ended September 30, 2008 was $124.0 million ($1.83 per unit - basic) compared to $77.0 million ($1.35 per unit - basic) in the same period last year. Excluding $13.8 million reduction in future tax liability, an after-tax charge of $1.9 million recorded in the second quarter related to costs written-off on development projects and $0.4 million after-tax loss on risk management contracts; net income was $112.5 million ($1.66 per unit - basic). Excluding the non-cash SIFT tax of $6.0 million reported in the first nine months of 2007, net income for the nine months ended September 30, 2007 was $83.0 million ($1.45 per unit - basic).

Operating income across all segments increased 38 percent to $135.3 million in the nine months ended September 30, 2008 compared to $97.7 million for the same period in 2007.

Operating income from the gas business was $78.6 million in the first nine months of 2008 compared to $42.9 million in the same period of 2007. In the power business, operating income was $85.4 million in the first nine months of 2008 compared to $74.3 million in the same period of 2007. In the nine months ended September 30, 2008 operating income from the gas and power businesses was 48 percent and 52 percent, respectively, of total operating income compared to 37 percent and 63 percent, respectively, for same period of 2007. The improved balance between the gas and power businesses reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

In the gas business, operating income increased mainly due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher frac spreads, higher rates and other revenues in FG&P, partially offset by natural declines, lower throughput due to planned and unplanned downtime in certain FG&P areas and lower volumes processed at the Edmonton Ethane Extraction Plant. In the nine months ended September 30, 2008 direct costs of $2.5 million were incurred and lost revenue was $5.0 million as a result of major turnarounds at three extraction facilities and a fire at the Harmattan Complex. These facilities are on a three-year turnaround cycle.

In the power business, operating income increased due to a higher average price received on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the Alberta Electric System Operator (AESO)

and a gain on the sale of one of the Trust's power development projects, partially offset by higher costs related to the power purchase arrangements (PPAs), favourable RAPP in 2007, higher environmental compliance costs and higher transmission costs.

The operating loss in the Corporate segment increased primarily due to the Taylor acquisition, higher costs to support the growth of the Trust, general costs escalations and lower investment income.

Consolidated net revenue for the nine months ended September 30, 2008 was $350.7 million compared to $247.6 million for the same period in 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities, higher frac spreads, higher operating cost recoveries and higher rates and other revenues in FG&P. These increases were partially offset by lower throughput in certain FG&P areas; the sale of non-core assets in mid-2007, lower fixed-price gas and transport sales, lower volumes processed at the Edmonton Ethane Extraction Plant and lower volumes in the Energy Services segment. In the power business, net revenue increased due to a higher average price received on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the AESO and the gain on sale of a power development project, partially offset by higher costs related to the PPAs, higher RAPP in 2007, environmental compliance costs and transmission costs.

Operating and administrative expense for the nine months ended September 30, 2008 was $165.1 million compared to $114.1 million in the same period last year. The increase was due to costs related to new facilities, turnaround costs and higher compensation and administrative costs.

Amortization expense for the nine months ended September 30, 2008 was $50.2 million compared to $35.7 million in the same period last year. The increase was primarily due to new and expanded facilities in the gas business, partially offset by the disposition of non-core assets in second quarter 2007.

Interest expense for the nine months ended September 30, 2008 was $19.3 million compared to $9.0 million in the same period last year. The increase was primarily due to higher average debt balances of $580.8 million compared to $240.4 million in the first nine months of 2007, partially offset by slightly lower average interest rates. The average borrowing rate for the first nine months of 2008 was 4.9 percent compared to 5.2 percent in the same period in 2007.

Income tax recovery for the first nine months of 2008 was $8.0 million compared to income tax expense of $11.7 million in the same period 2007. The decrease was primarily due to $13.8 million for a one-time reduction in future income tax liability and $6.0 million SIFT tax reported in the first nine months of 2007.

Consolidated Outlook

Results in fourth quarter 2008 and for all of 2008 are expected to be stronger than fourth quarter 2007 and annual results for 2007 as a result of the increased energy infrastructure assets and higher prices realized on the hedged portion of the power and natural gas liquids production. Spot frac spreads are expected to average $10/Bbl in fourth quarter 2008 compared to $29/Bbl in fourth quarter 2007. The Trust expects to realize an average frac spread of $20/Bbl due to hedged volumes at approximately $23/Bbl. Fourth quarter 2008 average spot power prices are expected to be higher than spot prices realized in fourth quarter 2007, which will also contribute to a stronger fourth quarter.

GLOBAL MARKET CONDITIONS

Global financial markets have recently experienced severe turmoil, however AltaGas' financial position and ability to generate cash in the short and long-term from its operations remains sound. The Trust conducted a funding program for 2008, which consisted of a common equity issue valued at approximately $115 million in June 2008 and a new $250 million credit facility in March 2008. In addition, units issued under the Trust's Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) are expected to be approximately $35 million in 2008.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $750 million, of which $354 million remains available. The Trust has credit facilities with a syndicate which includes all five Canadian chartered banks.

CAPITAL PROJECTS UPDATE

The outlook for 2008 and 2009 capital expenditures is approximately $225 million and $250 million respectively. These expenditures are expected to be split approximately 45 percent gas and 55 percent power over the two years.

Gas Projects

Harmattan Co-streaming Project

The proposed Harmattan Co-streaming Project is expected to bring natural gas from TransCanada's Alberta system to the Harmattan Complex for processing to recover ethane, propane, butane and condensate. The NGL Extraction Inquiry hearing at the Alberta Energy Resources Conservation Board (ERCB) concluded at the end of September and the ERCB is expected to provide a ruling by year-end. Once the ruling has been issued, the Trust will re-submit the application for its Harmattan Co-streaming project. Upon approval, construction of the co-streaming project will commence, requiring approximately 14 months to complete. The project, as currently envisioned, is expected to cost in the range of $100 million to $120 million. These costs have escalated due to the increase in steel prices.

Power Projects

Forrest Kerr and Other Hydroelectric Projects

AltaGas is developing a portfolio of run-of-river hydroelectric projects in British Columbia. The largest of these is the 195-MW Forrest Kerr project in Northwest B.C. In addition to Forrest Kerr, AltaGas is in various stages of developing three projects in the Forrest Kerr area with a combined additional capacity of approximately 130 MW. These projects were acquired by AltaGas through the NovaGreen acquisition for $35 million with an additional $5 million payable on completion of certain conditions.

Prior to the acquisition of NovaGreen, AltaGas had under development a number of run-of-river hydroelectric projects with approximate capacity of 70 MW of renewable energy. The projects continue to be at various stages of development.

GreenWing Energy Development Limited Partnership

The Trust acquired from GreenWing Energy Management Ltd. (GreenWing) its 45 percent interest in GreenWing Energy Development Limited Partnership (GEDLP) for $12.3 million on August 15, 2008. The acquisition of the remainder of GEDLP resulted in AltaGas holding 640 MW of mature wind development projects and approximately 800 MW of early development wind projects in western Canada and western United States.

Bear Mountain Wind Park

Construction of the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia is on time and on budget. Foundations to support turbine construction are complete. AltaGas currently owns 100 percent of the Bear Mountain Wind Limited Partnership (BMWLP) and the Bear Mountain Wind Park. AltaGas intends to finance the project, which is expected to cost approximately $195 million, through its credit facilities. The Bear Mountain Wind Park is backstopped by a 25-year electricity purchase agreement with BC Hydro. AltaGas entered into an engineering-procurement-construction agreement with Enercon GmbH (Enercon) to supply and install the wind turbines. AltaGas has also entered into a long-term service agreement with Enercon to operate and maintain the wind turbines. AltaGas intends to have the project completed by November 2009. Expenditures for the project are expected to be approximately $50 million in 2008 and $130 million in 2009. AltaGas has paid 25 percent of the total Euros required for the project and has hedged 90 percent of the remaining Euro amounts, which are payable over time commencing in second quarter 2009.

The above disclosed projects are third quarter updates. For information on all outstanding AltaGas projects, please see the 2007 Annual Report and the two prior 2008 interim reports.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistently with previous disclosures.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Net revenue		**122.7**	88.2	**350.7**	247.6
Add:	Cost of sales	**338.0**	233.9	**1,041.5**	844.3
Revenue (GAAP financial measure)		**460.7**	322.1	**1,392.2**	1,091.9

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Operating income		**50.7**	37.5	**135.3**	97.7
Add (deduct):	Interest expense	**(6.0)**	(2.9)	**(19.3)**	(9.0)
	Income tax recovery (expense)	**8.8**	(3.2)	**8.0**	(11.7)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments as it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

EBITDA		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
EBITDA		**68.1**	49.1	**185.5**	133.4
Add (deduct):	Amortization	**(17.4)**	(11.6)	**(50.2)**	(35.7)
	Interest expense	**(6.0)**	(2.9)	**(19.3)**	(9.0)
	Income tax recovery (expense)	**8.8**	(3.2)	**8.0**	(11.7)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
EBITDA before unrealized gains on risk management		**64.4**	48.0	**184.1**	131.8
Add (deduct):	Unrealized gains on risk management	**3.7**	1.1	**1.4**	1.6
	Amortization	**(17.4)**	(11.6)	**(50.2)**	(35.7)
	Interest expense	**(6.0)**	(2.9)	**(19.3)**	(9.0)
	Income tax recovery (expense)	**8.8**	(3.2)	**8.0**	(11.7)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

EBITDA before unrealized gains (losses) on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gains or losses on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or how the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance prior to the accounting of the unrealized gains or losses from risk management activities. EBITDA before gains or losses on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains or losses on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Net income before tax-adjusted unrealized gains on risk management		**52.7**	30.7	**124.4**	76.8
Add (deduct):	Unrealized gains on risk management	**3.7**	1.1	**1.4**	1.6
	Income tax recovery (expense) on risk management	**(2.9)**	(0.4)	**(1.8)**	(1.4)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of actual performance than net income, as changes related to risk management are based on unrealized estimates relating to commodity prices and foreign exchange rates over time. AltaGas enters into financial instruments to manage risk, not as a principal business activity and therefore evaluates company performance prior to accounting for the unrealized gains (losses) from risk management activities. Net income before tax-adjusted unrealized gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for unrealized gains (losses) on risk management and its related income tax expense.

Net Income Before Tax		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Net income before tax		**44.7**	34.6	**116.0**	88.7
Add (deduct):	Income tax recovery (expense)	**8.8**	(3.2)	**8.0**	(11.7)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

SEC File # 82-34911

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed, which can change from year to year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for income tax expenses or recoveries.

Funds from Operations	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Funds from operations	**56.3**	47.6	**163.2**	125.1
Add (deduct): Net change in non-cash working capital	**(5.7)**	(16.4)	**4.9**	(1.0)
Asset retirement obligations settled	**(0.2)**	(0.4)	**(0.4)**	(0.6)
Cash from operations (GAAP financial measure)	**50.4**	30.8	**167.7**	123.5

Funds from operations is used to assist management and investors in analyzing financial performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Extraction and Transmission	**18.0**	9.9	**61.6**	27.2
Field Gathering and Processing	**7.2**	3.1	**17.3**	13.7
Energy Services	**0.8**	(0.2)	**(0.3)**	2.0
Power Generation	**30.1**	31.5	**85.4**	74.3
Corporate	**(5.4)**	(6.8)	**(28.7)**	(19.5)
	50.7	37.5	**135.3**	97.7

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in six ethane and NGL extraction plants, five natural gas and three NGL transmission systems. As a result of the Taylor acquisition in January 2008, AltaGas added an interest in the Younger Extraction Plant in British Columbia, acquired the Harmattan Complex, the Ethylene Delivery System (EDS) and Joffre Feedstock Pipeline (JFP) in Alberta and increased its ownership in the Joffre Extraction Plant to 100 percent from 50 percent.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**111.8**	32.7	**332.0**	103.6
Net revenue	**43.8**	17.0	**133.5**	48.1
Operating and administrative expense	**18.4**	5.0	**51.4**	14.8
Amortization expense	**7.4**	2.1	**20.5**	6.1
Operating income	**18.0**	9.9	**61.6**	27.2

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Extraction inlet gas processed (Mmcf/d)[1]	**781**	554	**805**	554
Extraction ethane volumes (Bbls/d)[1]	**23,543**	10,584	**25,150**	13,051
Extraction NGL volumes (Bbls/d)[1]	**12,048**	6,275	**12,503**	6,696
Total extraction volumes (Bbls/d)[1]	**35,591**	16,859	**37,653**	19,747
Frac spread - realized ($/Bbl)[1][2]	**26.02**	25.24	**26.55**	18.28
Frac spread - average spot price ($/Bbl)[1]	**36.92**	26.41	**31.75**	18.69
Transmission volumes (Mmcf/d)[1][3]	**381**	407	**383**	407

(1) Average for the period.

(2) AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.

(3) Excludes natural gas liquids pipeline volumes.

Three Months Ended September 30

In third quarter 2008 the E&T segment accounted for approximately 32 percent of operating income from the operating segments compared to 22 percent in third quarter 2007. Operating income in third quarter 2008 was $18.0 million compared to $9.9 million reported for the same period in 2007. The primary contributor to the increase in operating income was the addition of new extraction and transmission facilities with the Taylor acquisition. In third quarter, plant turnarounds and a fire within a natural gas heater at the Harmattan Complex resulted in lost revenue of $3.5 million. Changes to the purchase price allocation resulted in a one-time increase to amortization expense of $1.0 million.

Average ethane and NGL volumes in the extraction business increased 111 percent in third quarter 2008 compared to same quarter 2007, mainly due to the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant. Natural gas volumes transported in the transmission business during the third quarter 2008 decreased from the same quarter in 2007 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in third quarter 2008 more than doubled to $43.8 million, up from $17.0 million in the same period in 2007. Net revenue increased by $26.8 million primarily as a result of the extraction and transmission assets acquired with Taylor. Net revenue was impacted by $3.0 million in lost revenues due to the plant turnarounds and $0.5 million in lost revenue related to a fire on a natural gas heater at the Harmattan Complex.

Operating and administrative expense in third quarter 2008 was $18.4 million compared to $5.0 million for the same period in 2007. The increase was mainly due to the costs incurred to operate the new facilities.

Amortization expense in third quarter 2008 was $7.4 million compared to $2.1 million for the same period in 2007. The increase was due to additional assets from the Taylor acquisition and $1.0 million as a result of changes to the Taylor purchase price allocation.

Nine Months Ended September 30

Operating income in the E&T segment for the first nine months of 2008 was $61.6 million compared to $27.2 million for the same period in 2007. The primary contributor to the increase in operating income was the addition of new extraction and transmission facilities with the Taylor acquisition and higher frac spreads, partially offset by lower volumes processed at the Edmonton Ethane Extraction Plant. Operating income was impacted by $7.5 million as a result of plant turnarounds and a fire at the Harmattan Complex.

In the first nine months of 2008, average ethane and NGL volumes increased primarily as a result of the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant offset by lower volumes processed at the Edmonton Ethane Extraction Plant. Transmission volumes decreased slightly in the first nine months of 2008 due to lower volumes on the Suffield system.

Net revenue in the first nine months ended September 30, 2008 was $133.5 million, up substantially from $48.1 million for the same period in 2007. Net revenue increased by $85.4 million primarily as a result of the extraction and transmission assets acquired with Taylor, $3.2 million due to higher realized frac spreads and $0.5 million due to higher volumes of NGLs exposed to frac spreads, partially offset by $1.3 million due to lower volumes processed through the Edmonton Ethane Extraction Plant. Net revenue has been impacted by $4.5 million due to the plant turnarounds and $0.5 million in lost revenue as a result of a fire at the Harmattan facility.

Operating and administrative expense for the nine months ended September 30, 2008 was $51.4 million compared to $14.8 million for the same period in 2007. The increase was mainly due to the costs incurred to operate the Taylor assets acquired in first quarter 2008. Operating and administrative costs in the first nine months of 2008 included approximately $2.5 million related to the Harmattan turnaround.

Amortization expense in the nine months ended September 30, 2008 was $20.5 million compared to $6.1 million for the same period in 2007. The increase was due to the Taylor acquisition in January 2008.

E&T Outlook

Results in the E&T segment are expected to continue to increase materially in 2008. The addition of new extraction and transmission facilities with the acquisition of Taylor has added approximately 1 Bcf/d of inlet extraction capacity and 140,000 Bbls/d of NGL transportation capacity. Operating income in the E&T segment as a percentage of total operating income from all operating segments is expected to increase from 25 percent in 2007 to approximately 40 percent in 2008.

The Harmattan Complex has been fully operational since August 11, 2008 following the July 24 fire that was confined to a gas-fired heater. Damages related to the fire are being evaluated. It is expect that $0.8 million insurance deductible will be expensed in fourth quarter 2008.

In fourth quarter 2008, one of the extraction facilities will complete a turnaround resulting in $0.5 million in operating costs and lost revenues. One of the four turnarounds previously planned for the third quarter 2008 has been deferred to 2009.

The current 2008 capital program is expected to further enhance this segment's performance. Beginning in fourth quarter 2008, volumes processed are expected to increase as a result of the $55 million capital program underway to consolidate processing facilities and optimize and upgrade the Harmattan Complex, resulting in increased utilization, lower emissions and lower operating costs per unit of volume processed.

Approximately 12 percent (5,000 Bbls/d) of total extraction volumes produced are sold at current market prices and approximately 60 percent of those volumes have been hedged at over $23/Bbl for the remainder of 2008. For 2009, approximately 60 percent of exposed volumes has been hedged at over $27/Bbl, and for 2010, approximately 15 percent of exposed volumes have been hedged at over $27/Bbl. Based on management's analysis of historical NGL prices along with industry published commodity prices, the current forward curve for fourth quarter 2008 is $10/Bbl. With the hedges in place, AltaGas expects to realize approximately $20/Bbl in fourth quarter 2008.

In the transmission business, the addition of the EDS and JFP pipelines in January 2008 and full year results from the Cold Lake expansion are also expected to contribute to increased earnings compared to 2007. An arrangement to redeploy capacity on a lateral of the EDS pipeline began contributing to earnings beginning second quarter 2008.

AltaGas is spending approximately $12.5 million to upgrade another portion of the EDS pipeline. The upgrade is expected to be completed by the end of December 2008 and AltaGas will earn a return on the capital invested on the upgrade commencing in January 2009.

Despite the lower price forecast for frac spreads, AltaGas remains well positioned for 2009 within the E&T segment by virtue of having a variety of revenue streams that are not dependent on commodity prices. The majority of net revenue is derived from fixed-price arrangements, which include fee-for-service, cost-of-service and fixed-fee earnings. Management has confirmed its unhedged sensitivity to frac spreads, assuming 60 percent hedged, is approximately $0.01/unit net income for every $1/Bbl change in frac spread, based on a 26 percent tax rate, on an annual basis.

FIELD GATHERING AND PROCESSING

The FG&P segment includes natural gas gathering pipelines and processing facilities. In January 2008 AltaGas added three interconnected processing facilities, Retlaw, Enchant and Turin and related gathering systems (RET) with processing capacity of 150 Mmcf/d as a result of the Taylor acquisition.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**41.3**	33.4	**119.3**	103.4
Net revenue	**38.1**	31.5	**110.3**	98.0
Operating and administrative expense	**23.9**	21.9	**72.1**	64.8
Amortization expense	**7.0**	6.5	**20.9**	19.5
Operating income	**7.2**	3.1	**17.3**	13.7

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Capacity (Mmcf/d)(1)	**1,178**	1,008	**1,178**	1,008
Throughput (gross Mmcf/d)(2)	**545**	510	**547**	532
Capacity utilization (%)(2)	**46**	51	**46**	53
Average working interest (%)(1)	**90**	92	**90**	92

(1) *As at the end of the reporting period.*

(2) *Average for the period.*

Three Months Ended September 30

Operating income in the FG&P segment for third quarter 2008 was $7.2 million compared to $3.1 million for the same quarter of 2007. Operating income increased due to higher rates, the addition of new plants and lower operating expenses, partially offset by lower volumes at some previously owned facilities.

Processing capacity increased by 170 Mmcf/d mainly as a result of the addition of the RET facility, Acme and Corbett Creek facilities; both the Acme and Corbett Creek facilities are dedicated to coal bed methane (CBM) gas processing. Utilization reported in third quarter 2008 was 46 percent compared to 51 percent reported in third quarter 2007 primarily due to lower utilization at the new plants, as well as lower throughput at some previously owned facilities.

Throughput in third quarter 2008 averaged 545 Mmcf/d compared to 510 Mmcf/d third quarter 2007. The 7 percent increase was primarily due to the acquisition of new plants and additional well tie-ins, partially offset by natural declines and lower producer activity in certain operating areas.

Net revenue for the FG&P segment was $38.1 million in third quarter 2008 compared to $31.5 million for the same period in 2007. Net revenue increased due to $4.8 million from new facilities, $2.7 million due to higher operating cost recoveries and $1.0 million from rate increases and higher other facility service revenues. These increases were partially

offset by $1.4 million as a result of lower volumes due to natural declines and lower producer activity and the sale of AltaGas' one-third interest in the Ikhil Joint Venture in 2007.

Operating and administrative expense in third quarter 2008 was $23.9 million compared to $21.9 million for the same quarter in 2007. The increase was primarily due to the addition of new facilities, partially offset by lower operating expenses incurred at previously owned facilities.

Amortization expense for the FG&P segment in third quarter 2008 was $7.0 million compared to $6.5 million for the same period in 2007. The increase was due to additional facilities.

Nine Months Ended September 30

Operating income in the FG&P segment was $17.3 million for the first nine months of 2008 compared to $13.7 million for the same period in 2007. The increase was due to the contribution from new facilities, higher rates and other facility service revenues, partially offset by lower throughput.

Throughput in the first nine months of 2008 averaged 547 Mmcf/d compared to 532 Mmcf/d for the same period in 2007. The increase was primarily due to the acquisition of new plants and additional well tie-ins, partially offset by natural declines, lower producer activity, unscheduled plant outages at the Princess and Clear Hills facilities and the scheduled turnaround at the Rainbow Lake facility.

Net revenue in the FG&P segment for the first nine months of 2008 was $110.3 million compared to $98.0 million for the same period in 2007. The increase was due to $13.4 million from new facilities, $4.8 million due to higher operating cost recoveries, $2.4 million from increased rates and higher other facility service revenues. These increases were partially offset by $5.7 million due to natural volume declines, lower producer drilling activity and operational downtime, as well as $2.6 million from the sale of the Ikhil Joint Venture.

Operating and administrative expense in the FG&P segment in the first nine months of 2008 was $72.1 million compared to $64.8 million for the same period in 2007. The increase was mainly attributable to $6.6 million for new facilities and $3.7 million due to the Rainbow Lake turnarounds. These increases were partially offset by $1.8 million due to continuing efforts on cost controls, $1.3 million related to the sale of the Ikhil Joint Venture and lower operating costs related to planned and unplanned downtime. Approximately three-quarters or $2.8 million of the Rainbow Lake facility turnaround costs were recoverable.

Amortization expense in the FG&P segment in the first nine months of 2008 was $20.9 million compared to $19.5 million in the same period in 2007. The increase was due to new and expanded facilities, partially offset by the sale of the Ikhil Joint Venture in 2007.

FG&P Outlook

FG&P expects to report higher results in 2008 than in 2007. The increase is due to the addition of the RET facilities, a full year of operations at Acme and Corbett Creek, recontracting at higher rates, an increase in operating recoveries and optimization of facilities and continued focus on increasing throughput and operating and administrative cost control.

In the fourth quarter, the Bantry sour gas processing plant will be converted to acid gas injection. This will improve the reliability of the facility and reduce greenhouse gas emissions.

Recent commodity price volatility and credit liquidity issues may cause producers within AltaGas' operating areas to reduce their exploration and development programs. As a result, well tie-in activity may decrease in the short-term and delivered volumes may decline. These market dynamics may also present opportunities to acquire or develop new processing facilities as producers focus capital on exploration and drilling. AltaGas continues to pursue opportunities to grow and optimize its FG&P assets.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment previously included a small portfolio of oil and natural gas production assets that were sold effective May 31, 2007.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**263.9**	211.1	**824.9**	795.3
Net revenue	**4.4**	3.9	**10.8**	16.9
Operating and administrative expense	**3.0**	3.5	**9.5**	12.1
Amortization expense	**0.6**	0.6	**1.6**	2.8
Operating income	**0.8**	(0.2)	**(0.3)**	2.0

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Energy management service contracts[1]	**1,572**	1,451	**1,572**	1,451
Average volumes transacted (GJ/d)[2]	**298,608**	342,143	**306,922**	372,931

[1] *Active energy management service contracts at the end of the reporting period.*

[2] *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

Three Months Ended September 30

Operating income in the Energy Services segment in third quarter 2008 was $0.8 million compared to an operating loss of $0.2 million for the same quarter in 2007. Operating income increased as a result of a $0.8 million one-time pricing adjustment related to a supply contract, $0.5 million in lower operating and administrative expenses and $0.1 million in lower amortization expense, partially offset by $0.3 million in lower fixed-price gas and transport sales.

Net revenue in third quarter 2008 was $4.4 million compared to $3.9 million for the same period in 2007. Net revenue increased as a result of the one-time $0.8 million pricing adjustment, partially offset by a $0.3 million due to lower fixed-price gas and transport sales lower volumes.

Nine Months Ended September 30

The Energy Services segment reported an operating loss of $0.3 million for the first nine months of 2008 compared to operating income of $2.0 million for the same period in 2007. The decrease was due to the $1.6 million gain reported on the sale of oil and natural gas production assets in second quarter 2007, lower fixed-price gas and transport sales, declining volumes and a one-time cost for commissions paid to a trade association related to 2007. The decreases were partially offset by a one-time pricing adjustment and lower operating and administrative expenses.

Net revenue was $10.8 million in the first nine months of 2008 compared to $16.9 million in the same period in 2007. The decrease included $4.1 million from the sale of oil and natural gas assets in second quarter 2007 and $2.8 million due to lower fixed-price gas and transport sales and declining volumes, partially offset by a $0.8 million one-time pricing adjustment.

Energy Services Outlook

AltaGas expects results in the Energy Services segment in 2008 to be slightly lower than 2007 results, excluding the gain on sale of the oil and gas production assets in 2007. However, the recent acquisition of Taylor is expected to provide opportunities to enhance unitholder value due to the increased geographic footprint and energy infrastructure.

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity is expected to contribute to earnings growth across the segments.

POWER GENERATION

The Power Generation segment comprises approximately 392.4 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants at Bantry and Parkland have been installed with generating capacity of 14.4 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia acquired in January 2008 with the Taylor acquisition.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**55.6**	51.7	**165.3**	136.7
Net revenue	**32.8**	33.9	**93.1**	81.3
Operating and administrative expense	**1.0**	0.5	**2.2**	1.4
Amortization expense	**1.7**	1.9	**5.5**	5.6
Operating income	**30.1**	31.5	**85.4**	74.3

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Volume of power sold (GWh)	**651**	673	**1,958**	1,988
Average price received on the sale of power ($/MWh)[1]	**83.10**	76.92	**83.57**	68.77
Alberta Power Pool average spot price ($/MWh)[1]	**80.36**	92.00	**88.21**	68.53

[1] *Average for the period.*

Three Months Ended September 30

Operating income in the Power Generation segment in third quarter 2008 was $30.1 million compared to $31.5 million for the same quarter in 2007. Operating income decreased as a result of higher RAPP received due to a planned outage at Sundance in third quarter 2007, lower power spot prices, lower contributions from gas-fired peaking plants, higher costs to comply with Alberta's Specified Gas Emitters Regulation (SGER), higher PPA costs and higher transmission costs. These decreases were partially offset by higher hedge prices, higher hedged volumes and a gain on the sale of a power project that was under development.

Net revenue in third quarter 2008 was $32.8 million compared to $33.9 million for the same period in 2007. Net revenue decreased $6.2 million due to lower power prices received on spot sales, $2.1 million in a favourable RAPP received in the third quarter 2007, $1.3 million as a result of higher transmission costs, $0.7 million in higher costs to comply with Alberta's SGER, $0.6 million due to lower contributions from gas-fired peaking plants and $0.5 million in higher PPA costs. These decreases were partially offset by $8.9 million due to higher hedge prices and hedged volumes and $1.4 million from the sale of one of AltaGas' power projects under development in the United States.

Operating and administrative expense was $1.0 million in third quarter 2008 compared to $0.5 million for the same period in 2007. The increase was primarily due to administrative costs related to the development of run-of-river projects.

Amortization expense of $1.7 million in third quarter 2008 was similar with the same period in 2007.

Nine Months Ended September 30

Operating income in the Power Generation segment for the first nine months of 2008 was $85.4 million compared to $74.3 million for the same period in 2007. The increase was due to higher prices received on the sale of power, an AESO deferral account settlement, higher contributions from peaking plants and a gain from the sale of a power project under development, partially offset by higher PPA costs, higher transmission costs and higher costs to comply with Alberta's SGER.

Net revenue for the first nine months of 2008 was $93.1 million compared to $81.3 million for the same period in 2007. The increase included $24.6 million due to higher prices received on higher hedged volumes, $1.8 million from an AESO deferral account settlement, $1.6 million in higher contributions from the gas-fired peaking plants; $1.4 million from higher prices received on spot sales and $1.4 million from the sale of a power development project. These increases were partially offset by $10.2 million due to a favourable RAPP received in 2007, $4.9 million as a result of higher transmission costs, $3.2 million of costs incurred to comply with Alberta's SGER and $0.7 million in higher PPA costs.

Operating and administrative expense of $2.2 million in the first nine months of 2008 was higher than the $1.4 million reported in the same period in 2007, primarily due to the operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007 and administrative costs related to the development of run-of-river projects.

Amortization expense of $5.5 million in the first nine months of 2008 was similar to the same period in 2007.

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2008 than in 2007 due to the contribution from hedged power volumes as a result of average hedge prices of approximately $77/MWh in 2008 compared to $66/MWh in 2007. Approximately two-thirds of the power available from the Sundance B PPAs for 2008 has been hedged and the remainder is exposed to the spot price of power in Alberta. In fourth quarter 2008, AltaGas has hedged three-quarters of the power available to mitigate the impact of power price volatility for the remainder of the year.

The forward market for Alberta power prices, as published in daily broker reports, indicates that prices will remain relatively strong, at over $100/MWh for the remainder of 2008. PPA costs are expected to be higher in 2008 due to higher volumes of power generated. The price for coal purchased through the PPAs is based on pre-defined formulae tied to inflation rather than the prevailing market price of coal and therefore is not expected to have a significant impact on PPA costs.

Despite the current commodity market and credit liquidity turmoil, forward Alberta power prices have been relatively stable over the medium-term. The Trust is on track to meet its hedge targets for 2009 and expects average hedge prices to be similar to 2008. AltaGas has also begun executing its hedging strategy for 2010 at prices similar to 2008 levels. AltaGas' sensitivity to net income is $0.01 per unit annually with a $1/MWh change based on a 26 percent tax rate and 70 percent of PPA volumes hedged.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, and return on capital without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended		Nine Months Ended	
	September 30		September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**(0.1)**	0.8	**1.4**	3.5
Unrealized gains on risk management	**3.7**	1.2	**1.4**	1.6
Net revenue	**3.6**	2.0	**2.8**	5.1
Operating and administrative expense	**8.3**	8.2	**29.8**	22.8
Amortization expense	**0.7**	0.6	**1.7**	1.8
Operating loss	**(5.4)**	(6.8)	**(28.7)**	(19.5)
Operating loss before unrealized gains on risk management	**(9.1)**	(7.9)	**(30.1)**	(21.1)

Three Months Ended September 30

The operating loss for third quarter 2008 was $5.4 million compared to $6.8 million for the same period in 2007. The decreased loss was mainly due to unrealized gains on risk management contracts and a write-off of costs related to the deferred Noel project in 2007, partially offset by lower investment income from Taylor which is now reported in the operating segments.

Net revenue was $3.6 million for the third quarter in 2008 compared to $2.0 million in third quarter 2007. Net revenue increased due to $2.5 million in higher unrealized gains on risk management contracts, partially offset by $0.8 million primarily due to lower investment income as AltaGas no longer reports Taylor investment income in the Corporate segment.

Operating and administrative expense for third quarter 2008 was $8.3 million compared to $8.2 million for the same period in 2007. The increase was primarily due to the growth of the Trust, partially offset by a $1.5 million write-off of costs related to the deferred Noel project in 2007.

Amortization expense was $0.7 million for third quarter 2008 compared to $0.6 for the same quarter in 2007. The increase is due to growth of AltaGas.

Nine Months Ended September 30

The operating loss for the first nine months of 2008 was $28.7 million compared to $19.5 million for the same period in 2007. The increased loss was due to a write-down for project development costs in 2008, higher operating and administration costs and lower investment income from Taylor, partially offset by unrealized gains on risk management contracts and a one-time write-off of costs related to the deferred Noel project in 2007.

Net revenue was $2.8 million for the first nine months of 2008 compared to $5.1 million for the same period in 2007. The decrease was due to $1.8 million lower investment income from Taylor, lower interest income and lower unrealized gain on risk management contracts.

Operating and administrative expense was $29.8 million in the first nine months of 2008 compared to $22.8 million for the same period in 2007. The increase was due to the Taylor acquisition and the charge related to project development costs reported in second quarter 2008, as well as general escalating costs, partially offset by a write-off of costs related to the deferred Noel project in 2007.

Amortization expense for 2008 was similar to 2007.

Corporate Outlook

The operating loss for 2008 is expected to be higher than in 2007 due primarily to the acquisition of Taylor and activities to support AltaGas' growth strategy. In 2007 Taylor recorded approximately $8 million in corporate costs on a normalized basis. AltaGas has identified approximately $2 million in cost savings, which is expected to be realized in

2008. The segment's revenue will decrease as AltaGas no longer reports investment income from its investment in Taylor in the Corporate segment. Revenue is also expected to decrease due to a reduction in ownership of AltaGas Utility Group Inc. (Utility Group) from 26.7 percent to 19.6 percent.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During third quarter 2008 AltaGas acquired capital assets, long-term investments and other assets of $99.8 million compared to $12.3 million in third quarter 2007. The increase was mainly due to the acquisition of NovaGreen and the remaining 45 percent of GEDLP. In third quarter 2008 the Trust also sold a wind power development project, reducing net invested capital by $5.2 million. Year-to-date September 30, 2008, AltaGas acquired capital assets, long-term investments and other assets totalling $779.7 million compared to $53.7 million in the nine months ended September 30, 2007 which included Taylor, NovaGreen, GEDLP and Bear Mountain. During the first nine months of 2008, the sale of excess equipment, the power development project and the reduction of the carrying value of the Trust's investment in Taylor prior to the acquisition resulted in a reduction of net invested capital of $62.1 million.

Net Invested Capital - Investment Type — Three Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	20.9	6.4	0.3	71.6	1.1	100.3
Long-term investments and other assets	-	-	-	(0.3)	(0.2)	(0.5)
	20.9	6.4	0.3	71.3	0.9	99.8
Disposals:						
Capital assets	-	-	-	(5.2)	-	(5.2)
Net invested capital	20.9	6.4	0.3	66.1	0.9	94.6

Net Invested Capital - Investment Type — Nine Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	592.5	51.9	(0.2)	125.5	4.7	774.4
Long-term investments and other assets	-	-	-	4.9	0.4	5.3
	592.5	51.9	(0.2)	130.4	5.1	779.7
Disposals:						
Capital assets	-	(8.7)	-	(5.2)	-	(13.9)
Long-term investments and other assets	-	-	-	-	(48.2)	(48.2)
Net invested capital	592.5	43.2	(0.2)	125.2	(43.1)	717.6

Net Invested Capital - Investment Type

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
						Three Months Ended September 30, 2007
Invested capital:						
Capital assets	0.8	5.6	8.0	5.4	0.5	20.3
Long-term investments and other assets	-	-	-	(1.0)	(7.0)	(8.0)
	0.8	5.6	8.0	4.4	(6.5)	12.3
Disposals:						
Capital assets	(0.1)	(14.3)	-	-	-	(14.4)
Net invested capital	0.7	(8.7)	8.0	4.4	(6.5)	(2.1)

Net Invested Capital - Investment Type

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
						Nine Months Ended September 30, 2007
Invested capital:						
Capital assets	4.8	13.8	8.7	9.3	1.6	38.2
Long-term investments and other assets	-	-	-	(0.5)	16.0	15.5
	4.8	13.8	8.7	8.8	17.6	53.7
Disposals:						
Capital assets	(0.4)	(15.6)	(30.2)	-	-	(46.2)
Long-term investments and other assets	-	-	-	-	-	-
Net invested capital	4.4	(1.8)	(21.5)	8.8	17.6	7.5

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital expenditures were $(1.9) million in third quarter 2008 compared to $2.1 million in the same period in 2007 due to the reclassification of asset retirement obligations previously recorded as maintenance capital. Growth capital of $100.3 million was incurred in third quarter 2008 (third quarter 2007 - $11.8 million) which included the acquisition of NovaGreen and GEDLP, construction of Bear Mountain Wind project, various extraction, transmission, and field gathering and processing projects, hydroelectric power projects under development, installation of the new power peaking equipment and the development of the Sarnia storage project. The growth capital has been financed through increased long-term debt. Administrative capital for the third quarter was $1.4 million compared to $(1.6) million in the same period of 2007.

Maintenance capital expenditures were $2.5 million in the first nine months of 2008 compared to $5.4 million for the same period in 2007. Growth capital of $772.0 million was expended in the first nine months of 2008 (2007 - $24.6 million) which was largely composed of $592.0 million for the Taylor acquisition, $43.8 million for the Bear Mountain Wind project, $34.4 million for extraction and transmission facilities, $23.1 million for field gathering and processing facilities, $68.5 million for renewable power projects under development, $8.2 million on the installation of the new power peaking equipment in the Power Generation segment and $1.9 million for the development of Sarnia storage. Administrative capital expenditures of $5.2 million in the first nine months of 2008 were significantly lower than the $23.7 million recorded in the same period in 2007. The decrease was due to $12.5 million recorded in 2007 as a result of accounting for the Trust's investment in Taylor from the equity to the cost method and reclassying the investment as available for sale and $9.2 million promissory note received from the sale of oil and natural gas production assets in 2007. The growth capital has been financed through increased long-term debt.

Invested Capital - Use [1]						Three Months Ended September 30, 2008
($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	**(3.1)**	**1.2**	**-**	**-**	**-**	**(1.9)**
Growth	**24.0**	**4.7**	**0.3**	**71.3**	**-**	**100.3**
Administrative	**-**	**0.5**	**-**	**-**	**0.9**	**1.4**
Invested capital	**20.9**	**6.4**	**0.3**	**71.3**	**0.9**	**99.8**

[1] *Certain maintenance and growth capital expenditures have been reclassed between segments.*

Invested Capital - Use						Nine Months Ended September 30, 2008
($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	**1.5**	**1.0**	**-**	**-**	**-**	**2.5**
Growth	**591.0**	**48.8**	**(0.3)**	**130.4**	**2.1**	**772.0**
Administrative	**-**	**2.1**	**0.1**	**-**	**3.0**	**5.2**
Invested capital	**592.5**	**51.9**	**(0.2)**	**130.4**	**5.1**	**779.7**

Invested Capital - Use						Three Months Ended September 30, 2007
($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	0.7	1.4	-	-	-	2.1
Growth	(0.1)	3.7	8.0	4.4	(4.2)	11.8
Administrative	-	0.5	-	-	(2.1)	(1.6)
Invested capital	0.6	5.6	8.0	4.4	(6.3)	12.3

Invested Capital - Use						Nine Months Ended September 30, 2007
($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.4	4.0	-	-	-	5.4
Growth	3.4	8.9	8.1	8.8	(4.6)	24.6
Administrative	-	0.9	0.6	-	22.2	23.7
Invested capital	4.8	13.8	8.7	8.8	17.6	53.7

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation and E&T segments and with respect to interest rates on debt. During the three-month period ended September 30, 2008, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $7.60/MWh to $999.99/MWh in third quarter 2008. The average spot price was $80.36/MWh for the third quarter 2008 and $88.21/MWh for the nine months ended September 30, 2008. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust was $83.10/MWh in the third quarter 2008 and $83.57/MWh for the nine months ended September 30, 2008.

- NGL frac spread hedges: The Trust executes fixed-for-floating frac spread swaps to manage its NGL frac spreads. The Extraction and Transmission segment's results are affected by fluctuations in frac spreads. At September 30, 2008, the Trust had NGL frac spread agreements for 2,800 Bbls/d at an approximate average price of $23/Bbl for the October to December 2008 period. The Trust has also entered into three NGL frac spread agreements for calendar year 2009 for a total of 2,800 Bbls/d and 2010 for a total of 700 Bbls/d at an average frac spread of approximately $27/Bbl. The average spot frac spread was $36.92/Bbl for the third quarter 2008 and $31.75/Bbl for the nine months ended September 30, 2008. The average frac spread received was $26.02/Bbl and $26.55/Bbl in the three and nine months ended September 30, 2008 respectively.

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At September 30, 2008 the Trust had interest rate swaps with varying terms to maturity of $205 million. Including AltaGas' MTNs and capital leases, the rate was fixed on 77 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate and option agreements where an option to transact foreign currency at a future date is purchased or sold.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates. The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates.

The Trust does not speculate on commodity prices, and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock in margins, optimize underlying physical assets or to reduce exposure to energy price movements.

AltaGas has a risk group which reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing when funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund capital expenditures, acquisitions and working capital changes from operating activities. Should larger investments require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed tax on the taxable component of the Trust's distributions effective in the 2011 taxation year.

Cash Flows	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Cash from operations	**50.4**	30.8	**167.7**	123.5
Investing activities	**(65.5)**	(8.9)	**(396.0)**	(35.9)
Financing activities	**23.7**	(21.8)	**237.2**	(88.5)
Change in cash	**8.6**	0.1	**8.9**	(0.9)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased by 64 percent to $50.4 million in third quarter 2008 from $30.8 million in the same period 2007. Cash from operations increase was mainly due to higher earnings and decrease in net change in working capital.

Working Capital ($ millions)	**September 30 2008**	September 30 2007
Current assets	**357.9**	275.4
Current liabilities	**357.5**	247.8
Working capital	**0.4**	27.6
Current ratio	**1.0**	1.1

Working capital was $0.4 million at the end of third quarter 2008 compared to $27.6 million at September 30, 2007. The working capital ratio was 1.0 for the end of third quarter 2008 and 1.1 for the same quarter in 2007.

Investing Activities

Cash used for investing activities in third quarter 2008 was $65.5 million compared to $8.9 million in the same period in 2007. The increase in cash used for investing activities was due to the acquisition of NovaGreen, increased ownership of GEDLP and expenditures for other assets and capital assets in 2008. Cash used for investing activities reflects the actual cash disbursed for investing activities and may not agree to the amounts in the invested capital sections of the MD&A due to the timing of the actual disbursement of funds and the fact that some acquisitions may be non-cash transactions.

Financing Activities

Cash from financing activities in third quarter 2008 was $23.7 million compared to cash used of $21.8 million in the same period in 2007. The increase was primarily due to $59.2 million of net increase in long-term debt and higher distributions paid, offset by proceeds from equity issuance under the DRIP.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At September 30, 2008 AltaGas had total debt outstanding of $556.7 million, up from $220.7 million as at December 31, 2007. At September 30, 2008 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totalling $750.0 million. At September 30, 2008 the Trust had drawn bank debt of $332.5 million and letters of credit outstanding of $63.9 million. The Trust acquired convertible debentures at a face value of $22.1 million through the Taylor acquisitions. In the nine months ended September 30, 2008, $1.8 million were converted into Trust units. The fair value of the outstanding convertible debentures at September 30, 2008 was $17.2 million, which had a face value of $16.7 million.

SEC File # 82-34911

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at September 30, 2008 was 37.5 percent, up from 27.4 percent at December 31, 2007 and up from 36.4 percent at end of second quarter 2008. The Trust's earnings interest coverage for the rolling 12 months ended September 30, 2008 was 6.7 times.

On April 3, 2008 the Trust filed a prospectus supplement to the Short Form Base Shelf prospectus dated August 8, 2007. The supplement establishes AltaGas' MTN program and allows AltaGas to access the Canadian MTN market when appropriate.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A in the Trust's 2007 Annual Report.

RELATED PARTIES

The Trust sold $9.0 million of natural gas to, and incurred transportation costs of $0.1 million charged by, Utility Group in third quarter 2008 as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.1 million, from Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust holds significant influence over Utility Group as AltaGas' Chairman and Chief Executive Officer is a director of Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,900 were made in third quarter 2008 (third quarter 2007 - $21,171) which is the exchange value of the property agreed to by both parties. The lease expires at the end of 2008.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06
Net revenue[1]	**122.7**	117.3	110.7	76.4	88.2	80.1	79.3	84.6
Operating income[1]	**50.7**	37.0	47.6	28.9	37.5	31.2	29.0	32.0
Net income	**53.5**	32.9	37.6	31.8	31.4	21.1	24.6	27.3

($ per unit)	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06
Net income								
Basic	**0.75**	0.49	0.58	0.55	0.54	0.37	0.43	0.49
Diluted	**0.75**	0.49	0.57	0.55	0.54	0.37	0.43	0.49
Distributions declared[2]	**0.535**	0.525	0.525	0.525	0.52	0.51	0.51	0.51

[1] *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

[2] *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment; including generally increasing power prices in Alberta; higher frac spreads and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business.
- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52, SIFT, which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.
- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates.
- In first quarter 2008 the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition.
- Third quarter 2008 included a $1.4 million pre-tax gain on the sale of a development power project.
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to reduced future income tax liability due to lower effective tax rates resulting from the reorganization of legal entities within the Trust's structure.

Improved Standard & Poor's Outlook

In July 2008 Standard & Poor's (S&P) changed its outlook for the Trust from stable to positive, citing the smooth integration of Taylor assets into the AltaGas operations, AltaGas' commitment to preserving an acceptable balance sheet and the continued use of sound risk management policies applied to the power business and commodity exposures as reasons for the increased outlook.

Improved Dominion Bond Rating Service Trend

In September 2008 Dominion Bond Rating Service (DBRS) changed its trend for the Trust from stable to positive, citing the smooth integration of Taylor assets into the AltaGas operations, AltaGas' commitment to preserving an acceptable balance sheet and progress made in diversifying its earnings and cash flow as reasons for the increased trend.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, AltaGas Services Inc. (ASI) security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At October 31, 2008 the Trust had 69.3 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on October 31, 2008 of $19.25 per trust unit. At October 31, 2008 there were 1.6 million options outstanding and 489,409 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In the three months ended September 30, 2008 the Trust declared distributions of $38.0 million compared to cash from operations of $50.4 million (same period 2007 - $30.0 million and $30.8 million respectively).

In the nine months ended September 30, 2008 the Trust declared distributions of $108.3 million compared to cash from operations of $167.7 million (same period 2007 - $88.2 million and $123.5 million respectively). AltaGas has a target payout ratio of 65 to 75 percent of funds from operations.

In second quarter 2008 AltaGas announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.18 per unit ($2.16 per unit annualized) from $0.175 per unit ($2.10 per unit annualized) commencing with September 15, 2008 distribution. This was AltaGas' fifth distribution increase since converting to a trust in May 2004, which together represent a 20 percent increase since inception.

The following table summarizes AltaGas' distribution declaration history since 2006:

Distributions ($ per unit)	**2008**	2007	2006
First quarter	**0.525**	0.510	0.485
Second quarter	**0.525**	0.510	0.495
Third quarter	**0.535**	0.520	0.505
Fourth quarter		0.525	0.510
Distribution of shares[1]	**-**	0.076	-
	1.585	2.141	1.995

[1] *On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.*

CHANGES IN ACCOUNTING POLICIES

2008 Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3031 Inventories

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008, the new CICA Handbook Section 3031 "Inventories" provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 replaced Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

Future Accounting Changes

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009. The Trust does not expect any financial impact as a result of this new CICA Handbook section.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board announced a new strategic plan for the convergence of Canadian GAAP with IFRS beginning 2011. A high-level diagnostic has been completed assessing the areas likely to have an impact of IFRS financial statements. This impact cannot be reasonably estimated at this time.

AltaGas has developed an IFRS project charter identifying a steering committee and several standard specific work groups and work streams. The steering committee is made up of members of senior management and is charged with monitoring the progress and making critical decisions related to the transition to IFRS. AltaGas has established a team that is currently performing a detailed assessment of the differences between AltaGas' current accounting standards and IFRS.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2007, except as disclosed in the notes to the interim Consolidated Financial Statements for the three months and nine months ended September 30, 2008. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2007 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2008 and in the notes to the 2007 audited Consolidated Financial Statements included in the Trust's 2007 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations, asset impairment assessment and future tax liability. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2007 Annual Report and the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2008.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation. During third quarter 2008 there were no material changes to the Trust's internal controls over financial reporting.

Effectiveness testing of key internal controls are currently in progress in response to the amended continuous disclosure requirements under National Instrument 51-109 as issued by the Canadian Securities Administrators.

Consolidated Balance Sheets

SEC File # 82-34911

(unaudited)

($ thousands)	September 30 2008	December 31 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ **21,337**	$ 12,451
Accounts receivable	**198,267**	191,879
Inventory	**574**	130
Customer deposits	**24,532**	24,369
Risk management *(note 11)*	**106,399**	66,811
Other current assets	**6,792**	9,714
	357,901	305,354
Capital assets *(note 6)*	**1,401,840**	682,322
Energy arrangements, contracts and relationships *(note 7)*	**141,404**	95,716
Goodwill	**148,288**	18,260
Risk management *(note 11)*	**42,415**	33,640
Long-term investments and other assets	**21,644**	64,509
	$ **2,113,492**	$ 1,199,801
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ **191,927**	$ 177,802
Distributions payable to unitholders	**12,841**	10,167
Short-term debt	**145**	3,551
Current portion of long-term debt *(note 8)*	**1,355**	1,234
Customer deposits	**24,532**	24,369
Deferred revenue	**2,777**	1,718
Risk management *(note 11)*	**103,933**	60,848
Other current liabilities	**20,023**	9,321
	357,533	289,010
Long-term debt *(note 8)*	**538,505**	215,949
Asset retirement obligations	**40,532**	18,811
Future income taxes	**194,121**	58,229
Risk management *(note 11)*	**32,748**	30,166
Convertible debentures *(note 9)*	**16,717**	-
Other long-term liabilities	**5,512**	2,948
	1,185,668	615,113
Unitholders' equity *(notes 12 and 13)*	**927,824**	584,688
	$ **2,113,492**	$ 1,199,801

See accompanying notes to the Consolidated Financial Statements.

SEC File # 82-34911

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three months ended September 30 2008	Three months ended September 30 2007	Nine months ended September 30 2008	Nine months ended September 30 2007
REVENUE				
Operating	**$ 457,168**	$ 320,165	**$ 1,389,462**	$ 1,086,841
Unrealized gain on risk management *(note 11)*	**3,654**	1,142	**1,386**	1,617
Other	**(120)**	762	**1,390**	3,454
	460,702	322,069	**1,392,238**	1,091,912
EXPENSES				
Cost of sales	**338,042**	233,896	**1,041,545**	844,351
Operating and administrative	**54,593**	39,073	**165,187**	114,148
Amortization:				
Capital assets	**14,835**	9,747	**42,800**	29,986
Energy arrangements, contracts and relationships	**2,552**	1,903	**7,412**	5,710
	410,022	284,619	**1,256,944**	994,195
Interest expense				
Short-term debt	**105**	121	**311**	269
Long-term debt	**5,921**	2,734	**19,032**	8,710
Income before income taxes	**44,654**	34,595	**115,951**	88,738
Income tax expense (recovery)				
Current income tax	**2,177**	-	**2,393**	-
Future income tax	**(10,977)**	3,237	**(10,386)**	11,747
Net income	**53,454**	31,358	**123,944**	76,991
Accumulated earnings, beginning of period	**580,902**	447,251	**510,412**	401,618
Accumulated earnings, end of period	**$ 634,356**	$ 478,609	**$ 634,356**	$ 478,609
Net income per unit *(note 15)*				
Basic	**$ 0.75**	$ 0.54	**$ 1.83**	$ 1.35
Diluted	**$ 0.75**	$ 0.54	**$ 1.81**	$ 1.35
Weighted average number of units outstanding (thousands) *(notes 13 and 15)*				
Basic	**71,138**	57,692	**67,873**	57,188
Diluted	**72,042**	57,744	**68,794**	57,227

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)	Three months ended September 30 2008	Three months ended September 30 2007	Nine months ended September 30 2008	Nine months ended September 30 2007
Net income	**$ 53,454**	$ 31,358	**$ 123,944**	$ 76,991
Other comprehensive income (loss), net of tax				
Unrealized net gain (loss) on available for sale financial assets	**-**	889	**(17,873)**	11,288
Unrealized net gain on derivatives designated as cash flow hedges	**15,689**	5,688	**823**	1,602
Reclassification to net income of net gain on derivatives designated as cash flow hedges pertaining to prior periods	**4,810**	5,858	**2,387**	2,469
	20,499	12,435	**(14,663)**	15,359
Comprehensive income	**$ 73,953**	$ 43,793	**$ 109,281**	$ 92,350
Accumulated other comprehensive income (loss), beginning of period	**$ (7,993)**	$ 290	**$ 27,169**	-
Adjustment resulting from adoption of new financial instrument accounting standards	**-**	-	**-**	(2,634)
Other comprehensive income (loss), net of tax	**20,499**	12,435	**(14,663)**	15,359
Accumulated other comprehensive income, end of period	**$ 12,506**	$ 12,725	**$ 12,506**	$ 12,725

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three months ended September 30 2008	2007	Nine months ended September 30 2008	2007
Cash from operations				
Net income	$ **53,454**	$ 31,358	$ **123,944**	$ 76,991
Items not involving cash:				
Amortization	**17,387**	11,650	**50,212**	35,696
Accretion of asset retirement obligations	**838**	416	**1,793**	1,266
Unit-based compensation	**105**	128	**300**	459
Future income tax expense (recovery)	**(10,977)**	3,237	**(10,386)**	11,747
(Gain) loss on sale of assets *(note 19)*	**(1,407)**	1,381	**(1,725)**	(182)
Equity (income) loss	**165**	29	**(416)**	(1,664)
Distributions from equity investments	**72**	232	**209**	1,490
Unrealized gain on risk management	**(3,654)**	(1,142)	**(1,386)**	(1,617)
Other	**300**	330	**694**	877
Asset retirement obligations settled	**(182)**	(412)	**(399)**	(552)
Net change in non-cash working capital *(note 16)*	**(5,722)**	(16,439)	**4,875**	(1,043)
	50,379	30,768	**167,715**	123,468
Investing activities				
Increase in customer deposits	**(517)**	(3,337)	**(163)**	(9,520)
Decrease in note receivable	**1,000**	-	**6,500**	-
Acquisition of capital assets	**(26,642)**	(16,197)	**(110,875)**	(37,085)
Disposition of capital assets	**6,589**	9,215	**15,432**	9,722
Acquisition of long-term investments and other assets	**(45,911)**	(1,313)	**(306,916)**	(2,112)
Disposition of long-term investments and other assets	**-**	2,700	**-**	3,075
	(65,481)	(8,932)	**(396,022)**	(35,920)
Financing activities				
Increase (decrease) in short-term debt	**(2,154)**	1,020	**(3,406)**	2,865
Net issuance (repayment) of revolving long-term debt	**59,226**	(1,703)	**212,892**	(138,816)
Issuance of long-term debt	**(207)**	-	**(207)**	100,000
Repayment of long-term debt	**(4,636)**	-	**(5,369)**	-
Distributions to unitholders	**(37,666)**	(29,845)	**(105,732)**	(87,655)
Net proceeds from issuance of units	**9,091**	8,696	**134,515**	35,145
Net proceeds from issuance of warrants *(note 12)*	**-**	-	**4,500**	-
	23,654	(21,832)	**237,193**	(88,461)
Change in cash and cash equivalents	**8,552**	4	**8,886**	(913)
Cash and cash equivalents, beginning of period	**12,785**	12,309	**12,451**	13,226
Cash and cash equivalents, end of period	$ **21,337**	$ 12,313	$ **21,337**	$ 12,313

See accompanying notes to the Consolidated Financial Statements.

SEC File # 82-34911

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2007, except as described below in Notes 3 and 4. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2007 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

3. CHANGES IN ACCOUNTING POLICIES

Changes For 2008

Effective January 1, 2008 the Trust adopted the new CICA Handbook accounting requirements for Section 1535 "Capital Disclosures", Section 3031 "Inventories", Section 3862 "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments - Presentation". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Capital Disclosures

CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital, which have been provided in note 10.

Inventories

Inventory consists of materials and supplies and natural gas liquids (NGL) product held for sale. All inventory is valued at the lower of cost and net realizable value. Cost is assigned using a weighted average cost formula.

Financial Instruments

CICA Handbook Section 3862 "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments - Presentation" replace Section 3861 "Financial Instruments - Disclosure and Presentation" effective January 1, 2008 for the Trust. Section 3862 requires the disclosure of information to allow users to evaluate the significance of the financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The additional information to comply with these standards is disclosed in note 11.

Future Accounting Changes

Section 3064 "Goodwill and Intangible Assets"

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and

disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board announced a new strategic plan for the convergence of Canadian GAAP with IFRS beginning 2011. A high-level diagnostic has been completed assessing the areas likely to have an impact on IFRS financial statements. This impact cannot be reasonably estimated at this time.

AltaGas has developed a project charter identifying a steering committee and several standard specific work groups and work streams. The steering committee is made up of members of senior management and is charged with monitoring the progress and making critical decisions related to the transition to IFRS. AltaGas has established a team that is currently performing a detailed assessment of the differences between AltaGas' current accounting standards and IFRS.

4. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the acquisition of Taylor NGL Limited Partnership (Taylor) and AltaGas' issuance of warrants, the Trust has updated the following significant accounting policies.

Energy Arrangements, Contracts, Relationships and Amortization

Energy arrangements, contracts and relationships are recorded at cost, which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance B Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 - 49 months
Energy services relationships	15 years
Extraction and transmission (E&T) contracts	10 - 20 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the two 353-MW capacity Sundance B generating units. The investment in the PPAs and the corresponding revenue and expenses thereunder are recorded on a proportionate basis. The Sundance B PPAs required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded when delivered.

The natural gas and power marketing contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when product is delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of iQ2 Power Corp., AltaGas Energy Limited Partnership, ECNG Canada Ltd. and Energistics Group Inc., and are recorded at fair value and amortized on a straight-line basis commencing with the expiration of the related short-term marketing contracts over the 15-year expected useful life of the relationships.

The E&T contracts were acquired through the acquisition of Taylor and are recorded at fair value and amortized on a straight-line basis over the average expected life of the contracts.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the period. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the period plus the trust units issuable on conversion of outstanding convertible debentures and warrants. Diluted net income is increased by the interest on the convertible debentures and decreased by the accretion on the convertible debentures.

Convertible Debentures

Convertible debentures are recorded at fair value upon acquisition, less the amount attributed to the conversion feature, which is included as part of unitholders' equity. The difference between the fair value and the principal amount is charged to income on an effective yield basis.

Warrants

Warrants are recorded at fair value, deemed to be the gross proceeds upon issue and are included as part of unitholders' equity.

5. **BUSINESS ACQUISITIONS**

Acquisition of Taylor NGL Limited Partnership

On January 10, 2008 AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) acquired all of the outstanding limited partnership units of Taylor (other than the Taylor units already owned by AltaGas and its affiliates). Taylor participated in the energy business through ownership of natural gas liquids extraction plants, natural gas processing assets and two natural gas liquids pipelines. It also had an interest in a 7-MW run-of-river hydroelectric generation plant.

AltaGas offered Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate limits of $245.0 million in cash and 8.0 million Trust units, including up to approximately 1.9 million exchangeable units. Prior to closing the acquisition, $27.9 million of Taylor convertible debentures were redeemed, increasing Taylor units outstanding by 2.7 million. The aggregate purchase price was $593.6 million, including $256.3 million of cash and 7.7 million Trust units (including 0.2 million exchangeable units) valued at $198.9 million for all the outstanding units not previously owned by AltaGas, assumed debt and convertible debentures of $132.5 million and $5.9 million in transaction costs. The value of the Trust units issued was determined based on the weighted average market price between two days preceding and two days subsequent to November 11, 2007, the date the offer had been agreed upon and announced.

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Any final adjustments may significantly change the allocation of the purchase price and could affect the fair value assigned to assets and liabilities. The preliminary allocation of the purchase price is as follows:

Total consideration for 100% of Taylor		
Cost of 8.9% investment in Taylor originally owned by AltaGas		$ 23,156
Purchase price for the remaining 91.1% of Taylor units		
Cash consideration	256,281	
Units	198,861	
Estimated transaction costs	5,884	
Equity portion of Taylor convertible debentures	2,127	463,153
Total consideration		$ 486,309
Purchase price allocation for 100% of Taylor		
Assets acquired		
Current assets	30,584	
Capital assets	592,030	
Energy arrangements, contracts and relationships	53,100	
Goodwill	125,680	
Long-term investments and other assets	4,640	806,034

Less liabilities assumed		
Current liabilities	27,549	
Long-term debt	110,423	
Convertible debentures	22,171	
Asset retirement obligations	18,741	
Future income taxes	135,320	
Future employee obligations	2,542	
Risk management	2,979	319,725
	$	486,309

Until the date of acquisition, AltaGas accounted for its investment in Taylor using the cost method. As a result, the investment in Taylor was designated as available for sale and was measured at fair value with the changes in fair value recorded in other comprehensive income (OCI). As of January 10, 2008 Taylor has been included in AltaGas' Consolidated Financial Statements.

AltaGas drew on its available credit facility to finance the cash consideration of $256.3 million for the Taylor acquisition.

Acquisition of NovaGreenPower Inc.

On July 31, 2008 AltaGas acquired NovaGreenPower Inc. (NovaGreen), a wholly-owned subsidiary of NovaGold Resources Inc., for $35 million on closing with an additional $5 million on completion of certain conditions. NovaGreen was developing the Forrest Kerr run-of-river hydroelectric project in Northwest B.C., which is expected to have capacity of 195 MW. NovaGreen was also pursuing three other development projects all within the same region as Forrest Kerr with an additional potential run-of-river hydroelectric capacity of approximately 130 MW.

Acquisition of 45 Percent Interest in GreenWing Energy Development Limited Partnership

On August 15, 2008 AltaGas acquired GreenWing Energy Management Ltd.'s 45 percent interest in GreenWing Energy Development Limited Partnership (GEDLP) for $12.3 million. As a result, the Trust now owns 100 percent of GEDLP.

6. CAPITAL ASSETS

	September 30 2008			December 31 2007		
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
Extraction and Transmission						
Extraction and transmission assets	**$ 852,096**	**$ (64,372)**	**$ 787,724**	$ 255,810	$ (46,078)	$ 209,732
Field Gathering and Processing						
Field gathering and processing assets	**608,445**	**(168,453)**	**439,992**	569,944	(148,297)	421,647
Other assets	**6,459**	**(2,944)**	**3,515**	4,416	(2,161)	2,255
Energy Services						
Energy services assets	**10,610**	**(1,128)**	**9,482**	9,693	(896)	8,797
Other assets	**917**	**(417)**	**500**	2,018	(156)	1,862
Power Generation						
Capital lease *(note 8)*	**13,798**	**(5,633)**	**8,165**	13,798	(4,596)	9,202
Power generation assets	**142,386**	**-**	**142,386**	22,013	-	22,013
Corporate						
Other assets	**24,001**	**(13,925)**	**10,076**	19,230	(12,416)	6,814
	$ 1,658,712	**$ (256,872)**	**$ 1,401,840**	$ 896,922	$ (214,600)	$ 682,322

Interest capitalized on long-term capital construction projects for the nine months ended September 30, 2008 was $2.0

million (December 31, 2007 - $0.8 million). At September 30, 2008 the Trust had spent approximately $145.1 million (December 31, 2007 - $42.6 million) on capital projects under construction that were not yet subject to amortization.

In January 2008 the Trust completed the acquisition of Taylor (note 5), which resulted in the increase to the extraction and transmission and field gathering and processing assets.

7. ENERGY ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

	September 30 2008			December 31 2007		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Energy services and E&T arrangements and contracts	$ 168,171	$ (44,085)	$ 124,086	$ 115,071	$ (37,717)	$ 77,354
Energy services relationships	20,892	(3,574)	17,318	20,892	(2,530)	18,362
	$ 189,063	$ (47,659)	$ 141,404	$ 135,963	$ (40,247)	$ 95,716

The amortization of the energy services relationships began in 2006 upon expiration of the corresponding short-term marketing contracts.

In January 2008 the Trust completed the acquisition of Taylor (note 5), which resulted in the majority of additions since December 31, 2007.

8. LONG-TERM DEBT

	September 30 2008	December 31 2007
Operating loans	$ 332,500	$ 8,000
Medium-term notes	200,000	200,000
Capital lease obligations	9,119	10,034
Other long-term debt	1,344	-
Unamortized deferred financing	(3,103)	(851)
	539,860	217,183
Less current portion	1,355	1,234
	$ 538,505	$ 215,949

Operating Loans

At September 30, 2008 the Trust held a $375.0 million (December 31, 2007 - $300.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw. On September 30, 2007 AltaGas negotiated the extension of the maturity date of this facility to September 30, 2010.

On March 31, 2008 the Trust negotiated a new $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw and the facility matures on September 28, 2009.

At September 30, 2008 the Trust had drawn $332.5 million (December 31, 2007 - $8.0 million) against the facilities. The prime lending rate at September 30, 2008 was 4.75 percent (December 31, 2007 - 6.0 percent). The average rate on the Trust's bankers' acceptances at September 30, 2008 was 4.2 percent (December 31, 2007 - 5.2 percent).

Medium-Term Notes

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured medium-term notes (MTNs) were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

Letter of Credit Facility

At September 30, 2008 the Trust held a $75.0 million (December 31, 2007 - $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At September 30, 2008 the Trust had letters of credit of $61.1 million (December 31, 2007 - $61.7 million) outstanding against the extendible revolving-term letter of credit facility.

9. CONVERTIBLE DEBENTURES

On January 10, 2008 AltaGas assumed a principal amount of $22.1 million of 5.85 percent convertible debentures through the acquisition of Taylor. The debentures mature on September 10, 2010, with interest payable semi-annually on September 10 and March 10 of each year. Prior to maturity, the debentures may be converted into trust units at the option of the holder at a conversion price of $24.64 per trust unit.

The Trust may redeem the convertible debentures after September 10, 2008 and prior to September 10, 2009 in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, if any, provided the current market price of the trust units on the date notice is given is not less than 125 percent of the conversion price, subject to adjustment in certain events. After September 10, 2009 and prior to the convertible debentures' maturity, the Trust may redeem the convertible debentures at a price equal to their principal amount plus accrued and unpaid interest, if any. The Trust can elect to pay interest on the debentures by issuing trust units.

Balance, December 31, 2007	$	-
Fair value of convertible debentures *(note 5)*		22,171
Accretion		(13)
Conversion to Trust units		(1,287)
Redeemed for cash		(4,154)
Balance, September 30, 2008	**$**	**16,717**

10. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers Unitholders' Equity (including Accumulated Other Comprehensive Income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2007.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio as at September 30, 2008 was 37.5 percent (December 31, 2007 - 27.4 percent).

All of the borrowing facilities have financial tests and other covenants customary for the types of facilities which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

SEC File # 82-34911

11. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At September 30, 2008 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black Scholes model.

The carrying amount and fair values of the Trust's financial assets and liabilities were as follows:

Summary of Fair Values	**September 30 2008**		December 31 2007	
($ thousands)	**Carrying amount**	**Fair value**	Carrying amount	Fair value
Financial assets				
Held for trading				
Cash and cash equivalents[1]	$ 21,337	$ 21,337	$ 12,451	$ 12,451
Risk management - derivatives[2]	121,134	121,134	83,200	83,200
Cash flow hedges				
Risk management[2]	27,680	27,680	17,251	17,251
Loans and receivables				
Accounts receivable and other assets[1] [3]	196,757	196,757	194,936	194,936
Customer deposits[1]	24,532	24,532	24,369	24,369
Available for sale				
Long-term investments and other assets	-	-	44,746	44,746
	$ 391,440	$ 391,440	$ 376,953	$ 376,953
Financial liabilities				
Held for trading				
Risk management - derivatives[2]	$ 126,327	$ 126,327	$ 86,799	$ 86,799
Cash flow hedges				
Risk management[2]	10,355	10,355	4,215	4,215
Other financial liabilities				
Accounts payable and other liabilities[1] [4]	206,661	206,661	185,943	185,943
Customer deposits[1]	24,532	24,532	24,369	24,369
Short-term debt	145	145	3,551	3,551
Long-term debt[5]	542,963	534,970	218,033	208,036
Convertible debentures	16,717	17,239	-	-
	$ 927,700	$ 920,229	$ 522,910	$ 512,913

[1] Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.

[2] Fair value is equal to the carrying value for derivatives and hedged items.

[3] Excludes income and sales tax of $8,301 (December 31, 2007 - $6,656).

[4] Excludes income and sales tax and deferred revenue of $5,288 (December 31, 2007 - $1,180).

[5] Includes current portion of long-term debt and excludes deferred financing costs of $3,103 (December 31, 2007 - $850).

Summary of Unrealized Gain (Loss) on Risk Management

($-thousands)	Three months ended September 30 2008	2007	Nine months ended September 30 2008	2007
Natural gas	**$ 3,982**	$ 625	**$ 4,810**	$ 1,535
Natural gas liquids	**5,630**	227	**4,029**	227
Power	**(431)**	28	**(360)**	(37)
Heat rate	**-**	-	**(188)**	-
Interest rate swaps	**(972)**	311	**(1,629)**	312
Foreign exchange	**(4,555)**	(49)	**(5,276)**	(420)
Total	**$ 3,654**	$ 1,142	**$ 1,386**	$ 1,617

Market Risk on Financial Instruments

The Trust is exposed to market risk and potential loss from changes in the values of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed-price and market-price contracts for both the purchase and sale of natural gas extend to 2013.

The Trust had the following contracts outstanding:

As at September 30, 2008			**Notional volume (GJ)**		
Derivative Instruments	**Fixed price (per GJ)**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Commodity forward	**$2.22 to $10.37**	**1 - 61**	**93,763,915**	**-**	**$ 579**
Commodity forward	**$2.22 to $10.37**	**1 - 61**	**-**	**93,763,915**	**$ 1,209**

As at December 31, 2007			Notional volume (GJ)		
Derivative Instruments	Fixed price (per GJ)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$2.16 to $10.37	1 - 55	105,375,003	-	$ (17,775)
Commodity forward	$2.16 to $10.37	1 - 55	-	105,375,003	$ 14,754

In third quarter 2008 the Trust recognized an unrealized gain of $4.0 million (September 30, 2007 - $0.6 million) from the Trust's natural gas risk management activities.

Natural Gas Liquids

The Trust entered into a series of swaps to lock in a portion of the volumes exposed to NGL frac spread:

The Trust had the following contracts outstanding:

As at September 30, 2008			**Notional volume**		
Product	**Fixed price**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Propane	**$1.2825 to $1.8000 US/gallon**	**1 - 27**	**42,079,884 gallons**	**-**	**$ 7,876**
Butane	**$1.4950 to $2.3000 US/gallon**	**1 - 27**	**13,369,896 gallons**	**-**	**$ 5,026**
WTI	**$83.20 to $144.65 US/Bbl**	**1 - 27**	**165,252 Bbls**	**-**	**$ 1,413**
Natural gas	**$6.54 to $9.95/GJ**	**1 - 27**	**-**	**5,745,064 GJ**	**$ (7,918)**

As at December 31, 2007			Notional volume		
Product	Fixed price	Period (months)	Sales	Purchases	Fair value
Propane	$1.2825 to $1.4725 US/gallon	1 - 12	9,677,178 gallons	-	$ (1,156)
Butane	$1.4950 to $1.7000 US/gallon	1 - 12	2,612,064 gallons	-	$ (685)
WTI	$83.20 to $89.10 US/Bbl	1 - 12	27,489 Bbls	-	$ (143)
Natural gas	$6.455 to $6.550/GJ	1 - 12	-	1,382,591 GJ	$ 159

In third quarter 2008 the Trust recognized an unrealized gain of $5.6 million (September 30, 2007 - $0.2 million) from the Trust's NGL risk management activities.

Power

Under the power purchase arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At September 30, 2008 the Trust had no intention to terminate any contracts prior to maturity.

The Trust had no commodity forward contracts outstanding at September 30, 2008.

As at December 31, 2007			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$79.00 to $80.60	1 - 3	2,160	-	$ (28)
Commodity forward	$63.25 to $68.00	1 - 3	-	2,160	$ 31

The Trust had the following commodity swaps and collars outstanding:

As at September 30, 2008			**Notional volume (MWh)**		
Derivative Instruments	**Fixed price (per MWh)**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Swaps and collars	**$60.50 to $88.00**	**1 to 27**	**1,850,928**	**-**	**$ 5,787**
Swaps and collars	**$56.50 to $77.00**	**1 to 113**	**-**	**266,364**	**$ 5,260**

As at December 31, 2007			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair value
Swaps and collars	$65.00 to $88.00	1 to 24	1,626,624	-	$ 10,932
Swaps and collars	$56.50	1 to 120	-	263,016	$ 3,339

The Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized loss of $0.4 million in third quarter 2008 (September 30, 2007 - $28,018).

The Trust had no heat rate hedges outstanding at September 30, 2008.

As at December 31, 2007			Notional volume (GJ or MWh)		
Derivative Instruments	Fixed price (per GJ or MWh)	Period (months)	Sales	Purchases	Fair value
Natural gas (per GJ)	$6.08 to $6.17	1	-	79,050	$ 17,968
Power (per MWh)	$89.00 to $138.00	1	6,510	-	$ 170,019

In third quarter 2008 the Trust recognized no unrealized gain or loss (September 30, 2007 - nil) from heat rate hedging activities.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The Trust's target is to have approximately 70 to 75 percent of its debt at fixed interest rates.

The Trust had the following interest rate swaps outstanding:

As at September 30, 2008	**Weighted average interest rate**	**Period (months)**	**Notional quantity**	**Fair value**
Swaps	**3.746%**	**3 to 18**	**$ 205,000**	**$ (1,546)**

As at December 31, 2007	Weighted average interest rate	Period (months)	Notional quantity	Fair value
Swaps	3.56%	2 to 15	$ 25,000	$ 165

At September 30, 2008 the Trust's interest rate risk management activities resulted in an unrealized loss of $1.0 million (September 30, 2007 - $0.3 million).

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forwards, swaps and options.

The Trust had the following contracts outstanding:

As at September 30, 2008	**Fixed price**	**Period (months)**	**Notional quantity**	**Fair value**
Swaps (USD)[1]	**$0.9268 to $1.0262**	**1 to 27**	**$92,920**	**$ (4,984)**
Forwards and options (Euro)	**$1.470 - $1.5350**	**8 to 12**	**€59,700**	**$ (637)**

[1] *Related to NGL frac spread contracts.*

As at December 31, 2007	Fixed price	Period (months)	Notional quantity	Fair value
Swaps (USD)[1]	$0.9268 to $1.0882	1 to 12	$14,968	$ (670)
Forwards and options (Euro)	$1.42 to $1.4436	1 to 3	€11,900	$ 326

[1] *Related to NGL frac spread contracts.*

At September 30, 2008 the Trust's foreign exchange risk management activities had an unrealized loss of $4.6 million (September 30, 2007 - $(48,803)).

Bond Forward

The Trust anticipates issuing a five-year $100 million medium-term note before the end of 2008. To hedge against the risk of rising interest rates, the Trust entered into bond forward contracts with two Canadian chartered banks in August 2008, to lock in a 5-year Government of Canada bond yield of approximately 3.13 percent. At September 30, 2008 the bond forward hedge had a fair market value position of $66,975.

Sensitivity Analysis

The sensitivity analysis is estimated based on the notional volumes of each commodity, interest rate swap and foreign exchange contract outstanding, taking into consideration future income tax impact.

The following table illustrates potential effects of changes in relevant risk variables on AltaGas' net income and OCI for contracts in place at September 30, 2008:

Factor Share	Increase or decrease[1]	Increase or decrease in net income	Increase or decrease in OCI
Alberta electricity prices	$2/MWh	2	2,296
Natural gas	$1/GJ	4,412	-
Natural gas liquids frac spread:			
Propane	$5/Bbl	499	3,069
Butane	$5/Bbl	193	940
WTI	$5/Bbl	83	505
Natural gas	$1/GJ	47	4,036
Interest rate swaps	25 bps	513	-
Bond forward	25 bps	-	250
Foreign exchange	1%	848	212

[1] Estimated increase or decrease to forward prices or curves.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a financial instrument from which the Trust has an amount owing fails to fulfill its obligations in accordance with the terms of the contract.

AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits on clients, both prior to providing products or services and on a recurring basis. In addition, most contracts include credit mitigation clauses which allow AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

The Trust's maximum credit exposure consists primarily of the carrying value of the non-derivative financial assets and the fair value of derivative financial assets. At September 30, 2008 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

Liquidity Risk on Financial Instruments

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they fall due. The Trust manages this risk through its extensive budgeting and monitoring process to ensure it has sufficient cash and credit facilities to meet its obligations. The Trust's objective is to maintain its investment-grade ratings to ensure it has access to debt and equity funding as required (see note 10).

At September 30, 2008 the Trust had the following contractual maturities with respect to non-derivative financial liabilities:

	Payments Due by period					
	Total	2008	2009	2010	2011	Thereafter
Short-term debt	145	145	-	-	-	-
Long-term debt[1][2]	542,963	381	101,316	333,909	1,508	105,849
Convertible debentures	16,717	-	-	16,717	-	-
Total	$ 559,825	$ 526	$ 101,316	$ 350,626	$ 1,508	$ 105,849

[1] *Comprising operating loans, medium-term notes and capital lease obligations excluding deferred financing costs (note 8).*

[2] *Includes current portion of long-term debt.*

12. UNITHOLDERS' EQUITY

	September 30 2008	December 31 2007
Unitholders' capital *(note 13)*	**$ 841,403**	$ 505,544
Contributed surplus *(note 14)*	**4,174**	3,875
Accumulated earnings	**634,356**	510,412
Convertible debentures	**1,603**	-
Warrants	**4,500**	-
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(499,509)**	(391,103)
Distributions of common shares of Utility Group	**(29,848)**	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(247)**	(247)
Accumulated other comprehensive income	**12,506**	27,169
	$ 927,824	$ 584,688

[1] *Accumulated unitholders' distributions paid by the Trust as at September 30, 2008 were $486.7 million (as at December 31, 2007 - $380.9 million).*

In 2007 the holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 received one common share of AltaGas Utility Group Inc. (Utility Group) for every 100 trust or exchangeable units held on August 27, 2007. As part of the distribution plan, any unitholder allocated fewer than 50 common shares of Utility Group received cash. The number of common shares of Utility Group distributed to unitholders was 577,416, which reduced unitholders equity by $4.2 million. This distribution resulted in a 27 percent reduction of the Trust's interest in Utility Group to 19.6 percent.

13. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units		Amount
December 31, 2007	56,057,438	$	493,866
Units issued for cash on exercise of options	2,150		55
Units issued under DRIP[1]	1,071,689		25,056
Units issued for exchangeable units	26,751		292
Units issued on business acquisition	7,553,174		194,645
Units issued on conversion of convertible debentures	52,222		1,810
Units issued on public offering (net of $5.2 million of issuance costs)	4,398,750		110,077
September 30, 2008	**69,162,174**	**$**	**825,801**

Exchangeable Units Issued and Outstanding	Number of units		Amount
December 31, 2007 issued by AltaGas LP #1	2,040,456	$	11,678
AltaGas LP #1 units redeemed for trust units	(26,751)		(292)
Units issued on business acquisition	163,607		4,216
September 30, 2008	**2,177,312**		**15,602**
Issued and outstanding at September 30, 2008	**71,339,486**	**$**	**841,403**

[1] Distribution Reinvestment and Optional Unit Purchase Plan.

	Three Months Ended September 30		Nine Months Ended September 30	
Weighted Average Units Outstanding [1]	**2008**	2007	**2008**	2007
Number of units - basic	**71,137,882**	57,692,359	**67,873,398**	57,187,589
Dilutive stock options	**904,070**	52,025	**920,614**	39,537
Number of units - diluted	**72,041,952**	57,744,384	**68,794,012**	57,227,126

[1] Includes exchangeable units.

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At September 30, 2008, 10 percent of units outstanding were reserved for issuance under the plan. To September 30, 2008 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At September 30, 2008 outstanding options were exercisable at various dates to the year 2018 (December 31, 2007 - 2017). Options outstanding under the plan have a weighted average exercise price of $25.69 (December 31, 2007 - $26.36) and a weighted average remaining term of 8.4 years (December 31, 2007 - 8.76 years). As at September 30, 2008 the unexpensed fair value of unit option compensation cost associated with future periods was $0.5 million (December 31, 2007 - $0.7 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding	
	Number of options	Exercise price[1]
Unit options outstanding, December 31, 2007	1,310,400	$ 26.36
Granted	478,250	24.06
Exercised	(2,150)	17.17
Cancelled	(166,500)	26.41
Unit options outstanding, September 30, 2008	**1,620,000**	**$ 25.69**
Unit options exercisable, September 30, 2008	**489,409**	**$ 23.24**

[1] *Weighted average.*

A summary of the employee unit option plan as at September 30, 2008:

	Options outstanding			Options exercisable	
	Number outstanding[1]	Exercise price[2]	Remaining contractual life[3]	Number exercisable[1]	Exercise price[2]
$5.00 - 7.00	9,000	$ 6.10	1.70	9,000	$ 6.10
$7.01 - 15.50	27,500	10.29	4.41	27,500	10.29
$15.51 - 25.08	731,500	24.21	8.92	437,075	24.33
$25.09 - 29.50	852,000	27.66	8.15	15,834	25.57
	1,620,000	$ 25.69	8.40	489,409	$ 23.24

[1] *As at September 30, 2008.*

[2] *Weighted average.*

[3] *Weighted average number of years.*

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in third quarter 2008 in respect of this plan was $1.7 million (third quarter 2007 - $1.1 million). As at September 30, 2008 the unexpensed fair value of unit-based compensation costs associated with future periods was $15.8 million (December 31, 2007 - $14.2 million).

14. CONTRIBUTED SURPLUS

	September 30 2008	December 31 2007
Balance, beginning of period	**$ 3,875**	$ 3,322
Amortization of unit options	**332**	617
Exercise of unit options	**(18)**	(18)
Cancellation of unit options	**(15)**	(46)
Balance, end of period	**$ 4,174**	$ 3,875

15. INCOME PER UNIT

The following table summarizes the computation of net income per unit:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Numerator:				
Numerator for basic income per unit	**$ 53,454**	$ 31,358	**$ 123,944**	$ 76,991
Numerator for diluted income per unit	**$ 53,700**	$ 31,358	**$ 124,695**	$ 76,991
Denominator:				
Weighted-average number of units	**71,138**	57,692	**67,873**	57,188
Dilutive unit options	**904**	52	**921**	40
Denominator for diluted income per unit	**72,042**	57,744	**68,794**	57,228
Basic income per unit	**$ 0.75**	$ 0.54	**$ 1.83**	$ 1.35
Diluted income per unit	**$ 0.75**	$ 0.54	**$ 1.81**	$ 1.35

16. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Accounts receivable[1]	**$ 24,747**	$ (4,862)	**$ 20,313**	$ 61,972
Inventory	**(444)**	-	**(444)**	(50)
Other current assets[2]	**1,105**	(1,742)	**2,922**	4,554
Accounts payable and accrued liabilities[1]	**(19,290)**	(13,712)	**(20,163)**	(76,369)
Customer deposits	**517**	3,337	**163**	9,520
Deferred revenue	**-**	272	**1,059**	695
Other current liabilities	**1,114**	1,933	**10,702**	(3,323)
	7,749	(14,774)	**14,552**	(3,001)
Add decrease (increase) in capital costs payable	**(13,471)**	(1,665)	**(9,677)**	1,958
Net change in non-cash working capital related to operations	**$ (5,722)**	$ (16,439)	**$ 4,875**	$ (1,043)

[1] Specific line items may not tie to net change in Balance Sheet due to acquisition (note 3).

[2] Excludes note receivable of $6.5 million included in investing activities.

The following cash payments have been included in the determination of earnings:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Interest paid	**$ 5,698**	$ 2,846	**$ 18,091**	$ 9,099
Income taxes paid	**$ 90**	$ 85	**$ 415**	$ 181

17. PENSION PLANS AND RETIREE BENEFITS

During the first quarter of 2008 the Trust assumed two defined benefit pension plans with the acquisition of Taylor. These plans are in relation to the unionized employees at the Younger Extraction Plant and certain employees at the Harmattan Complex. The cost of the defined benefit plans are based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits. AltaGas adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans.

The net pension expense by plan for the period was as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Defined contribution plan	**$ 567**	$ 386	**$ 1,341**	$ 1,148
Defined benefit plan	**120**	(17)	**519**	(11)
Supplemental executive retirement plan	**428**	282	**928**	800
	$ 1,115	$ 651	**$ 2,788**	$ 1,937

18. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Fees for administration, management and other services paid by:				
Utility Group to the Trust	**$ 51**	$ 8	**$ 148**	$ 23
The Trust to Utility Group	**$ 1**	$ 129	**$ 3**	$ 394
Natural gas sales by the Trust to Utility Group subsidiaries	**$ 9,036**	$ 5,309	**$ 67,242**	$ 57,653
Fees for operating services paid by Utility Group subsidiaries	**$ 44**	$ 163	**$ 198**	$ 306
Transportation services provided by Utility Group subsidiaries	**$ 125**	$ 119	**$ 367**	$ 362
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$ 22**	$ 21	**$ 66**	$ 63

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business.

Included in accounts receivable at September 30, 2008 was $4.7 million (December 31, 2007 - $13.5 million) due to the Trust from related parties. Included in accounts payable at September 30, 2008 was $1,000 (December 31, 2007 - $50,000) due from the Trust to related parties.

During third quarter 2007 AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture to Utility Group for $9.0 million to execute the divestiture of non-core production assets.

SEC File # 82-34911

19. GAIN ON SALE OF ASSETS

During third quarter 2008 AltaGas sold a power project that was under development for $6.6 million. The sale of assets resulted in a pre-tax gain of $1.4 million.

20. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder are at the exchange amount. The following describes the Trust's five reporting segments:

Extraction and Transmission	– NGL processing and extraction plants and transmission pipelines to transport natural gas and NGL;
Field Gathering and Processing	– natural gas gathering lines and processing facilities;
Energy Services	– energy management and gas services for natural gas and electricity;
Power Generation	– coal-fired and gas-fired power output under power purchase arrangements and other agreements, gas-fired power plants, wind and run-of-river power projects under development; and
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

Three Months Ended September 30, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 111,828	$ 41,329	$ 263,825	$ 416,982	$ 55,637	$ (120)	$ (15,451)	$ 457,048
Unrealized loss on risk management	-	-	-	-	-	3,654	-	3,654
Cost of sales	(68,009)	(3,208)	(259,414)	(330,631)	(22,787)	-	15,376	(338,042)
Operating and administrative	(18,405)	(23,868)	(3,015)	(45,288)	(1,035)	(8,345)	75	(54,593)
Amortization	(7,445)	(7,089)	(524)	(15,058)	(1,776)	(553)	-	(17,387)
Interest expense	-	-	-	-	-	(6,026)	-	(6,026)
Income before income taxes	$ 17,969	$ 7,164	$ 872	$ 26,005	$ 30,039	$ (11,390)	-	$ 44,654
Net additions (reductions) to:								
Capital assets[1]	$ 20,274	$ 6,994	$ 313	$ 27,581	$ 66,339	$ 1,166	-	$ 95,086
Energy services arrangements, contracts and relationships	$ (12,900)	-	-	-	$ (18,000)	-	-	$ (30,900)
Long-term investment and other assets[2]	-	-	-	-	$ (292)	$ (250)	-	$ (542)
Goodwill	$ 143,725	$ 215	-	$ 143,940	$ 4,348	-	-	$ 148,288
Segmented assets	$1,494,945	$ 104,158	$ 56,098	$ 1,655,201	$ 326,968	$ 131,323	-	$2,113,492

[1] *Includes non-cash transactions of $75,032.*

[2] *Includes non-cash transactions of $45,369.*

Nine Months Ended September 30, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 332,031	$ 119,303	$ 824,859	$ 1,276,193	$ 165,342	$ 1,390	$ (52,073)	$ 1,390,852
Unrealized loss on risk management	-	-	-	-	-	1,386	-	1,386
Cost of sales	(198,530)	(9,012)	(814,029)	(1,021,571)	(72,221)	-	52,247	(1,041,545)
Operating and administrative	(51,372)	(72,115)	(9,508)	(132,995)	(2,236)	(29,782)	(174)	(165,187)
Amortization	(20,523)	(20,937)	(1,574)	(43,034)	(5,508)	(1,670)	-	(50,212)
Interest expense	-	-	-	-	-	(19,343)	-	(19,343)
Income before income taxes	$ 61,606	$ 17,239	$ (252)	$ 78,593	$ 85,377	$ (48,019)	-	$ 115,951
Net additions (reductions) to:								
Capital assets[1]	$ 592,412	$ 43,173	$ (179)	$ 635,406	$ 120,260	$ 4,771	-	$ 760,437
Energy service arrangements, contracts and relationships	$ 53,100	-	-	$ 53,100	-	-	-	$ 53,100
Long-term investment and other assets[2]	-	-	-	-	$ 4,942	$ (47,808)	-	$ (42,866)
Goodwill	$ 143,725	$ 215	-	$ 143,940	$ 4,348	-	-	$ 148,288
Segmented assets	$1,494,945	$ 104,158	$ 56,098	$ 1,655,201	$ 326,968	$ 131,323	-	$ 2,113,492

[1] *Includes non-cash transactions of $664,944.*

[2] *Includes non-cash transactions of $264,050.*

Three Months Ended September 30, 2007	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 32,671	$ 33,381	$ 211,114	$ 277,166	$ 51,736	$ 762	$ (8,737)	$ 320,927
Unrealized gains on risk management	-	-	-	-	-	1,142	-	1,142
Cost of sales	(15,675)	(1,831)	(207,240)	(224,746)	(17,829)	-	8,679	(233,896)
Operating and administrative	(5,043)	(21,870)	(3,531)	(30,444)	(511)	(8,176)	58	(39,073)
Amortization	(2,044)	(6,562)	(552)	(9,158)	(1,873)	(619)	-	(11,650)
Interest expense	-	-	-	-	-	(2,855)	-	(2,855)
Income before income taxes	$ 9,909	$ 3,118	$ (209)	$ 12,818	$ 31,523	$ (9,746)	-	$ 34,595
Net additions to:								
Capital assets[1]	$ 669	$ (8,731)	$ 8,052	$ (10)	$ 5,412	$ 535	-	$ 5,937
Long-term investment and other assets[2]	-	-	-	-	$ (1,007)	$ (7,027)	-	$ (8,034)
Goodwill	$ 18,045	$ 215	-	$ 18,260	-	-	-	$ 18,260
Segmented assets	$ 253,509	$ 488,888	$ 119,983	$ 862,380	$ 117,189	$ 182,907	-	$1,162,476

[1] *Includes non-cash transactions of $1,045.*

[2] *Includes non-cash transactions of $9,421.*

SEC File # 82-34911

Nine Months Ended September 30, 2007	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 103,644	$ 103,420	$ 795,274	$ 1,002,338	$ 136,720	$ 3,454	$ (52,217)	$1,090,295
Unrealized gain (loss) on risk management	-	-	-	-	-	1,617	-	1,617
Cost of sales	(55,556)	(5,411)	(778,407)	(839,374)	(55,422)	-	50,445	(844,351)
Operating and administrative	(14,824)	(64,772)	(12,137)	(91,733)	(1,432)	(22,755)	1,772	(114,148)
Amortization	(6,051)	(19,541)	(2,755)	(28,347)	(5,594)	(1,755)	-	(35,696)
Interest expense	-	-	-	-	-	(8,979)	-	(8,979)
Income before income taxes	$ 27,213	$ 13,696	$ 1,975	$ 42,884	$ 74,272	$ (28,418)	-	$ 88,738
Net additions (reductions) to:								
Capital assets[1]	$ 4,413	$ (1,839)	$ (21,514)	$ (18,940)	$ 9,308	$ 1,583	-	$ (8,049)
Long-term investment and other assets[2]	-	-	-	-	$ (529)	$ 16,008	-	$ 15,479
Goodwill	$ 18,045	$ 215	-	$ 18,260	-	-	-	$ 18,260
Segmented assets	$ 253,509	$ 488,888	$ 119,983	$ 862,380	$ 117,189	$ 182,907	-	$1,162,476

[1] *Includes non-cash transactions of $35,412.*

[2] *Includes non-cash transactions of $14,516.*

Rapport de gestion

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement de la Fiducie au 30 septembre 2008 et pour les périodes de trois et neuf mois terminées à cette date, en regard des périodes de trois et neuf mois terminées le 30 septembre 2007. Le présent rapport de gestion, daté du 5 novembre 2008, doit être lu avec les états financiers consolidés non vérifiés de la Fiducie et les notes y afférentes au 30 septembre 2008 et pour les périodes de trois et neuf mois terminées à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2007.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Plus particulièrement, ces énoncés prospectifs ont trait aux perspectives générales de la Fiducie à l'égard de ses capitaux liés aux divers projets en cours de développement par la Fiducie à la rubrique «Perspectives en matière de capitaux». En outre, ces énoncés prospectifs ont trait à chacun des principaux secteurs d'activité de la Fiducie aux rubriques «Extraction et transport – Perspectives du secteur Extraction et transport», «Collecte et traitement sur place – Perspectives du secteur Collecte et traitement sur place», «Services énergétiques – Perspectives du secteur Services énergétiques», «Production d'électricité – Perspectives du secteur Production d'électricité» et «Siège social – Perspectives du secteur Siège social».

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie.

Plusieurs facteurs pourraient entraîner des écarts entre les résultats réels, le rendement ou les réalisations de la Fiducie ou d'un secteur en particulier et ceux décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui figurent plus haut, et les hypothèses sous-jacentes pourraient se révéler inexactes. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire d'information, la déclaration d'acquisition d'entreprise et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie, se trouvent également dans le site Web de la Fiducie ou directement dans le site de SEDAR à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), ainsi que AltaGas Energy Limited Partnership (anciennement connue sous le nom de PremStar Energy Canada Limited Partnership) et ECNG Energy L.P. (collectivement les «filiales actives»). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont surtout tirés des intérêts sur les prêts consentis aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

SEC File # 82-34911

RÉSULTATS FINANCIERS CONSOLIDÉS	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**460,7**	322,1	**1 392,2**	1 091,9
Gains latents sur gestion du risque	**3,7**	1,1	**1,4**	1,6
Produits nets[1]	**122,7**	88,2	**350,7**	247,6
BAIIA[1]	**68,1**	49,1	**185,5**	133,4
BAIIA avant gains latents sur gestion du risque[1]	**64,4**	48,0	**184,1**	131,8
Bénéfice d'exploitation[1]	**50,7**	37,5	**135,3**	97,7
Bénéfice d'exploitation avant gains latents sur gestion du risque[1]	**47,0**	36,4	**133,9**	96,1
Bénéfice net	**53,5**	31,4	**124,0**	77,0
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1]	**52,7**	30,7	**124,4**	76,8
Bénéfice net avant impôts[1]	**44,7**	34,6	**116,0**	88,7
Total de l'actif	**2 113,5**	1 162,5	**2 113,5**	1 162,5
Total du passif à long terme	**828,1**	352,5	**828,1**	352,5
Ajouts nets (réductions nettes) d'immobilisations	**95,1**	5,9	**760,5**	(8,0)
Distributions déclarées[2]	**38,0**	30,0	**108,3**	88,2
Flux de trésorerie				
Flux de trésorerie d'exploitation	**50,4**	30,8	**167,7**	123,5
Liquidités provenant de l'exploitation[1]	**56,3**	47,6	**163,2**	125,1

	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en dollars par part)	**2008**	2007	**2008**	2007
BAIIA[1]	**0,96**	0,85	**2,73**	2,33
BAIIA avant gains latents sur gestion du risque[1]	**0,91**	0,83	**2,71**	2,30
Bénéfice net – de base	**0,75**	0,54	**1,83**	1,35
Bénéfice net – dilué	**0,75**	0,54	**1,81**	1,35
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1]	**0,74**	0,53	**1,83**	1,34
Bénéfice net avant impôts[1]	**0,63**	0,60	**1,71**	1,55
Distributions déclarées[2]	**0,535**	0,520	**1,585**	1,540
Flux de trésorerie				
Flux de trésorerie d'exploitation	**0,71**	0,53	**2,47**	2,16
Liquidités provenant de l'exploitation[1]	**0,79**	0,83	**2,41**	2,19
Parts en circulation – de base (en millions)				
Au cours de la période[3]	**71,1**	57,7	**67,9**	57,2
À la fin de la période	**71,3**	57,8	**71,3**	57,8

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

[2] *Distributions mensuelles déclarées de 0,18 $ par part depuis août 2008. D'août 2007 à juillet 2008, des distributions mensuelles de 0,175 $ par part ont été déclarées. De janvier 2007 à juillet 2007, des distributions mensuelles de 0,17 $ par part ont été déclarées.*

[3] *Moyenne pondérée*

Production d'électricité pour les neuf premiers mois de 2008 a été de 85,4 millions de dollars, en regard de 74,3 millions de dollars pour la période correspondante de 2007. Au cours des neuf mois terminés le 30 septembre 2008, le bénéfice d'exploitation des secteurs du gaz et Production d'électricité s'est fixé respectivement à 48 % et à 52 %, soit le bénéfice d'exploitation total, en regard respectivement de 37 % et de 63 % pour la même période de 2007. L'équilibre amélioré entre les secteurs du gaz et Production d'électricité rend compte de la stratégie de la Fiducie qui veut détenir un portefeuille d'actifs plus équilibré.

Dans le secteur du gaz, le bénéfice d'exploitation a augmenté principalement en raison d'une hausse des actifs de l'infrastructure énergétique par suite de l'acquisition de Taylor, des différentiels de fractionnement, des tarifs et d'autres produits de Collecte et traitement sur place plus élevés, en partie contrebalancé par le fléchissement de la production naturelle, la baisse du débit en raison d'arrêts prévus et imprévus dans le secteur Collecte et traitement sur place et la diminution des volumes traités à l'usine d'extraction d'éthane d'Edmonton. Au cours des neuf mois terminés le 30 septembre 2008, des coûts directs de 2,5 millions de dollars ont été engagés et la perte de produits s'est élevée à 5,0 millions de dollars en raison d'importants arrêts liés à l'entretien à trois installations d'extraction et à un incendie au complexe Harmattan. Le cycle d'entretien de ces installations s'étend sur trois ans.

Dans le secteur Production d'électricité, le bénéfice d'exploitation a augmenté en raison de la hausse du prix moyen obtenu à la vente d'électricité, de contributions plus élevées des centrales à charge de pointe, du règlement d'un compte de report de l'Alberta Electric System Operator (AESO) et d'un gain à la vente d'un des projets d'électricité en développement de la Fiducie, en partie contrebalancé par la hausse des coûts liés aux ententes d'achat d'électricité (EAE), le taux fondé sur le prix moyen au comptant favorable en 2007 et la hausse des coûts liés à la conformité environnementale et au transport.

La perte d'exploitation du secteur Siège social a augmenté, surtout en raison de l'acquisition de Taylor, de la hausse des coûts engagés pour soutenir la croissance de la Fiducie, de la croissance des coûts en général et de la baisse du revenu de placement.

Les produits nets consolidés pour les neuf mois terminés le 30 septembre 2008 se sont établis à 350,7 millions de dollars, alors qu'ils ont atteint 247,6 millions de dollars pour la période correspondante de 2007. Dans le cas du secteur du gaz, les produits nets ont augmenté en raison de l'ajout d'installations d'extraction, de traitement et de transport, de la hausse des différentiels de fractionnement, de l'augmentation du recouvrement des frais d'exploitation et de l'augmentation de tarifs et d'autres produits pour le secteur Collecte et traitement sur place. Ces augmentations ont été en partie contrebalancées par la baisse des débits de certains aspects du secteur Collecte et traitement sur place, la vente d'actifs secondaires au milieu de 2007, la baisse des ventes de gaz et de transport à prix fixe, la diminution des volumes traités à l'usine d'extraction d'éthane d'Edmonton et le recul des volumes du secteur Services énergétiques. Dans le secteur Production d'électricité, les produits nets ont augmenté en raison de la hausse du prix moyen obtenu à la vente d'électricité, de contributions plus élevées des centrales à charge de pointe, du règlement d'un compte de report de l'AESO et d'un gain à la vente d'un projet d'électricité en développement, en partie contrebalancés par la hausse des coûts liés aux EAE, du taux fondé sur le prix moyen au comptant en 2007, et des coûts liés à la conformité environnementale et au transport.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2008 ont été de 165,1 millions de dollars comparativement à 114,1 millions de dollars pour la période correspondante de l'exercice précédent. La hausse est imputable aux coûts liés aux nouvelles installations, aux coûts des travaux d'entretien et à la hausse de la charge de rémunération et des frais d'administration.

La dotation aux amortissements des neuf mois terminés le 30 septembre 2008 s'est établie à 50,2 millions de dollars, par rapport à 35,7 millions de dollars pour la période correspondante de l'exercice précédent. Cette hausse est attribuable aux ajouts et aux agrandissements d'installations dans le secteur du gaz, en partie contrebalancée par la cession d'actifs secondaires au cours du deuxième trimestre de 2007.

Les intérêts débiteurs pour les neuf mois terminés le 30 septembre 2008 ont été de 19,3 millions de dollars par rapport à 9,0 millions de dollars pour la période correspondante de l'exercice précédent. Cette augmentation est attribuable à une hausse des soldes d'endettement moyen, qui se sont établis à 580,8 millions de dollars en regard de 240,4 millions de

SEC File # 82-34911

RÉSULTATS FINANCIERS CONSOLIDÉS	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**460,7**	322,1	**1 392,2**	1 091,9
Gains latents sur gestion du risque	**3,7**	1,1	**1,4**	1,6
Produits nets[1]	**122,7**	88,2	**350,7**	247,6
BAIIA[1]	**68,1**	49,1	**185,5**	133,4
BAIIA avant gains latents sur gestion du risque[1]	**64,4**	48,0	**184,1**	131,8
Bénéfice d'exploitation[1]	**50,7**	37,5	**135,3**	97,7
Bénéfice d'exploitation avant gains latents sur gestion du risque[1]	**47,0**	36,4	**133,9**	96,1
Bénéfice net	**53,5**	31,4	**124,0**	77,0
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1]	**52,7**	30,7	**124,4**	76,8
Bénéfice net avant impôts[1]	**44,7**	34,6	**116,0**	88,7
Total de l'actif	**2 113,5**	1 162,5	**2 113,5**	1 162,5
Total du passif à long terme	**828,1**	352,5	**828,1**	352,5
Ajouts nets (réductions nettes) d'immobilisations	**95,1**	5,9	**760,5**	(8,0)
Distributions déclarées[2]	**38,0**	30,0	**108,3**	88,2
Flux de trésorerie				
Flux de trésorerie d'exploitation	**50,4**	30,8	**167,7**	123,5
Liquidités provenant de l'exploitation[1]	**56,3**	47,6	**163,2**	125,1

	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en dollars par part)	**2008**	2007	**2008**	2007
BAIIA[1]	**0,96**	0,85	**2,73**	2,33
BAIIA avant gains latents sur gestion du risque[1]	**0,91**	0,83	**2,71**	2,30
Bénéfice net – de base	**0,75**	0,54	**1,83**	1,35
Bénéfice net – dilué	**0,75**	0,54	**1,81**	1,35
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1]	**0,74**	0,53	**1,83**	1,34
Bénéfice net avant impôts[1]	**0,63**	0,60	**1,71**	1,55
Distributions déclarées[2]	**0,535**	0,520	**1,585**	1,540
Flux de trésorerie				
Flux de trésorerie d'exploitation	**0,71**	0,53	**2,47**	2,16
Liquidités provenant de l'exploitation[1]	**0,79**	0,83	**2,41**	2,19
Parts en circulation – de base (en millions)				
Au cours de la période[3]	**71,1**	57,7	**67,9**	57,2
À la fin de la période	**71,3**	57,8	**71,3**	57,8

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

[2] *Distributions mensuelles déclarées de 0,18 $ par part depuis août 2008. D'août 2007 à juillet 2008, des distributions mensuelles de 0,175 $ par part ont été déclarées. De janvier 2007 à juillet 2007, des distributions mensuelles de 0,17 $ par part ont été déclarées.*

[3] *Moyenne pondérée*

REVUE FINANCIÈRE CONSOLIDÉE

Trimestres terminés les 30 septembre

Les résultats financiers du troisième trimestre de 2008 ont été considérablement supérieurs à ceux du trimestre correspondant de l'exercice 2007, le bénéfice net ayant augmenté de 70 %. Les résultats témoignent du solide rendement de l'exploitation lié à l'augmentation des actifs attribuable à l'acquisition de Taylor NGL Limited Partnership (Taylor) en janvier 2008, de même que du rendement accru du secteur Collecte et traitement sur place. Au cours du trimestre, le bénéfice d'exploitation du secteur du gaz a été robuste malgré l'incidence de 3,5 millions de dollars attribuable à deux arrêts d'entretien et à un incendie au complexe de Harmattan. Le secteur Production d'électricité a également affiché de bons résultats en raison de la hausse des prix de couverture reflétant l'incidence de la stratégie de couverture disciplinée de la Fiducie. Au troisième trimestre de 2008, la Fiducie a également constaté un recouvrement d'impôts de 13,8 millions de dollars par suite des modifications à la structure de fiducie, qui ont nécessité l'utilisation de taux d'imposition moins élevés pour les passifs d'impôts futurs.

Le bénéfice net pour le trimestre terminé le 30 septembre 2008 a atteint 53,5 millions de dollars (0,75 $ la part – de base), comparativement à 31,4 millions de dollars (0,54 $ la part – de base) pour le trimestre correspondant de 2007. En excluant le recouvrement d'impôts de 13,8 millions de dollars et le gain après impôts de 0,8 million de dollars lié aux contrats de gestion du risque, le bénéfice net pour le trimestre terminé le 30 septembre 2008 s'est élevé à 38,9 millions de dollars (0,55 $ la part – de base). En excluant le gain après impôts de 0,7 million de dollars lié aux contrats de gestion du risque, le bénéfice net pour le trimestre terminé le 30 septembre 2007 était de 30,7 millions de dollars (0,53 $ la part – de base).

Au troisième trimestre de 2008, le bénéfice d'exploitation de l'ensemble des secteurs a augmenté de 35 % pour atteindre 50,7 millions de dollars, par rapport à 37,5 millions de dollars.

Le bénéfice d'exploitation du secteur du gaz a été de 26,0 millions de dollars pour le troisième trimestre de 2008 en regard de 12,8 millions de dollars au trimestre correspondant de 2007. L'accroissement du bénéfice d'exploitation est surtout attribuable à l'augmentation des actifs de son infrastructure énergétique par suite de l'acquisition de Taylor en janvier 2008, à des tarifs et une production plus élevés, en partie contrebalancé par une baisse naturelle de certains segments d'exploitation du secteur Collecte et traitement sur place. Au cours du troisième trimestre de 2008, le bénéfice d'exploitation a été réduit de 3,5 millions de dollars attribuable à deux arrêts liés à l'entretien et à un arrêt imprévu en raison d'un incendie aux installations Harmattan.

Le bénéfice d'exploitation du secteur Production d'électricité pour le troisième trimestre de 2008 a été de 30,1 millions de dollars, en regard de 31,5 millions de dollars au troisième trimestre de 2007. Le bénéfice d'exploitation a diminué en raison de la baisse des volumes vendus, des prix au comptant moins élevés, de la hausse des coûts de conformité environnementale, en partie compensé par la hausse des prix de couverture, les volumes couverts plus importants et un gain à la vente d'un projet d'électricité en développement.

La perte d'exploitation du secteur Siège social a diminué principalement en raison des gains latents sur la juste valeur de contrats de gestion du risque et du coût liés à la radiation d'un projet en développement au troisième trimestre de 2007, en partie contrebalancée par la baisse des revenus de placement et la hausse des frais d'administration attribuables à l'acquisition de Taylor et à la croissance des coûts en général.

Les produits nets consolidés pour le trimestre terminé le 30 septembre 2008 se sont établis à 122,7 millions de dollars, alors qu'ils ont atteint 88,2 millions de dollars au cours du trimestre correspondant de l'exercice précédent. Dans le secteur du gaz, les produits nets ont augmenté en raison de l'ajout d'installations d'extraction, de traitement et de transport, de la hausse du recouvrement des frais d'exploitation et de tarifs plus élevés, et d'autres produits plus importants du secteur Collecte et traitement sur place. Ces augmentations ont été en partie contrebalancées par la baisse naturelle de certains segments du secteur Collecte et traitement sur place et la vente d'actifs vers la moitié de 2007. Les produits nets du trimestre ont subi l'effet néfaste d'arrêts liés à l'entretien à deux installations d'extraction et de l'incendie au complexe Harmattan, engendrant des produits nets moins élevés de 3,5 millions de dollars. Dans le secteur Production d'électricité, les produits nets ont augmenté en raison de la hausse des prix de couverture et des volumes couverts et d'un gain à la

vente d'un projet d'électricité en développement, en partie contrebalancés par les produits nets moins élevés tirés de la vente d'électricité à des prix au comptant, la hausse des coûts de conformité environnementale et le taux fondé sur le prix moyen au comptant sur 30 jours favorable au troisième trimestre de 2007. De plus, un gain latent sur la juste valeur des contrats de gestion du risque a fait augmenter les produits nets.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2008 ont été de 54,6 millions de dollars, contre 39,1 millions de dollars pour le trimestre correspondant de 2007. Cette hausse est principalement attribuable à l'ajout et à l'agrandissement d'installations dans le secteur du gaz et aux coûts plus élevés pour soutenir la croissance de la Fiducie et la hausse des coûts en général.

La dotation aux amortissements est passée de 11,7 millions de dollars au troisième trimestre de 2007 à 17,4 millions de dollars au troisième trimestre de 2008. Cette augmentation est attribuable à l'acquisition de Taylor, de même qu'à un ajustement d'environ 1,0 million de dollars au troisième trimestre lié aux variations de la répartition du prix d'achat de l'acquisition de Taylor, en partie contrebalancée par la vente d'actifs secondaires en 2007.

Les intérêts débiteurs du troisième trimestre de 2008 se sont établis à 6,0 millions de dollars, comparativement à 2,9 millions de dollars pour le trimestre correspondant de 2007. Cette progression est attribuable à une hausse du solde d'endettement moyen qui a atteint 548,3 millions de dollars en regard de 225,2 millions de dollars pour la période correspondante de 2007, en partie contrebalancée par les taux d'intérêt moyens moins élevés. Le taux d'emprunt moyen a été de 4,9 % pour le troisième trimestre de 2008 comparativement à 5,3 % pour le troisième trimestre de 2007.

Au troisième trimestre de 2008, le recouvrement d'impôts s'est élevé à 8,8 millions de dollars, par rapport à une charge d'impôts de 3,2 millions de dollars pour la période correspondante de 2007. Cette diminution est principalement attribuable au recouvrement d'impôts futurs non récurrent de 13,8 millions de dollars, en partie compensée par un montant de 2,9 millions de dollars sur des gains latents liés aux contrats de gestion du risque et à la provision d'impôts exigibles à la vente d'actifs. Le recouvrement d'impôts futurs non récurrent est attribuable aux modifications à la propriété de l'entité juridique au sein de la structure de fiducie.

Neuf mois terminés les 30 septembre

Les résultats financiers pour les neuf mois terminés le 30 septembre 2008 reflètent les bons résultats d'exploitation des actifs de l'infrastructure énergétique d'AltaGas. En 2008, la Fiducie a accru ses actifs d'environ 600 millions de dollars par suite de l'acquisition de Taylor. Le bénéfice net a augmenté de 61 % au cours des neuf premiers mois de 2008 par rapport aux neuf premiers mois de 2007. Les secteurs du gaz et Production d'électricité ont chacun constaté une hausse de leur bénéfice d'exploitation, respectivement de 93 % et de 15 % pour les neuf mois terminés le 30 septembre 2008 par rapport à la période correspondante de 2007. Le secteur du gaz a enregistré de solides résultats malgré les arrêts liés à l'entretien à trois installations d'extraction au cours de l'exercice, qui ont engendré une perte de revenus de 5,0 millions de dollars et des charges d'exploitation de 2,5 millions de dollars. La Fiducie a constaté une hausse des intérêts en raison d'une dette accrue attribuable à l'acquisition de Taylor et une baisse des impôts et taxes attribuable aux restructurations internes.

Le bénéfice net pour la période de neuf mois terminée le 30 septembre 2008 a atteint 124,0 millions de dollars (1,83 $ la part – de base), comparativement à 77,0 millions de dollars (1,35 $ la part – de base) pour la période correspondante de l'exercice précédent. Compte non tenu d'une réduction de 13,8 millions de dollars du passif d'impôts futurs, d'une charge après impôts de 1,9 million de dollars constatée au deuxième trimestre à l'égard de coûts radiés liés à des projets en développement et d'une perte après impôts de 0,4 million de dollars sur des contrats de gestion du risque, le bénéfice net s'est établi à 112,5 millions de dollars (1,66 $ par part – de base). Compte non tenu de l'impôt hors caisse sur les EIPD de 6,0 millions de dollars constaté pour les neuf premiers mois de 2007, le bénéfice net pour les neuf mois terminés le 30 septembre 2007 s'est élevé à 83,0 millions de dollars (1,45 $ par part – de base).

Le bénéfice d'exploitation pour l'ensemble des secteurs a augmenté de 38 % pour atteindre 135,3 millions de dollars pour les neuf mois terminés le 30 septembre 2008 contre 97,7 millions de dollars pour la période correspondante de 2007.

Le bénéfice d'exploitation du secteur du gaz s'est établi à 78,6 millions de dollars pour les neuf premiers mois de 2008, comparativement à 42,9 millions de dollars pour la période correspondante de 2007. Le bénéfice d'exploitation du secteur

Production d'électricité pour les neuf premiers mois de 2008 a été de 85,4 millions de dollars, en regard de 74,3 millions de dollars pour la période correspondante de 2007. Au cours des neuf mois terminés le 30 septembre 2008, le bénéfice d'exploitation des secteurs du gaz et Production d'électricité s'est fixé respectivement à 48 % et à 52 %, soit le bénéfice d'exploitation total, en regard respectivement de 37 % et de 63 % pour la même période de 2007. L'équilibre amélioré entre les secteurs du gaz et Production d'électricité rend compte de la stratégie de la Fiducie qui veut détenir un portefeuille d'actifs plus équilibré.

Dans le secteur du gaz, le bénéfice d'exploitation a augmenté principalement en raison d'une hausse des actifs de l'infrastructure énergétique par suite de l'acquisition de Taylor, des différentiels de fractionnement, des tarifs et d'autres produits de Collecte et traitement sur place plus élevés, en partie contrebalancé par le fléchissement de la production naturelle, la baisse du débit en raison d'arrêts prévus et imprévus dans le secteur Collecte et traitement sur place et la diminution des volumes traités à l'usine d'extraction d'éthane d'Edmonton. Au cours des neuf mois terminés le 30 septembre 2008, des coûts directs de 2,5 millions de dollars ont été engagés et la perte de produits s'est élevée à 5,0 millions de dollars en raison d'importants arrêts liés à l'entretien à trois installations d'extraction et à un incendie au complexe Harmattan. Le cycle d'entretien de ces installations s'étend sur trois ans.

Dans le secteur Production d'électricité, le bénéfice d'exploitation a augmenté en raison de la hausse du prix moyen obtenu à la vente d'électricité, de contributions plus élevées des centrales à charge de pointe, du règlement d'un compte de report de l'Alberta Electric System Operator (AESO) et d'un gain à la vente d'un des projets d'électricité en développement de la Fiducie, en partie contrebalancé par la hausse des coûts liés aux ententes d'achat d'électricité (EAE), le taux fondé sur le prix moyen au comptant favorable en 2007 et la hausse des coûts liés à la conformité environnementale et au transport.

La perte d'exploitation du secteur Siège social a augmenté, surtout en raison de l'acquisition de Taylor, de la hausse des coûts engagés pour soutenir la croissance de la Fiducie, de la croissance des coûts en général et de la baisse du revenu de placement.

Les produits nets consolidés pour les neuf mois terminés le 30 septembre 2008 se sont établis à 350,7 millions de dollars, alors qu'ils ont atteint 247,6 millions de dollars pour la période correspondante de 2007. Dans le cas du secteur du gaz, les produits nets ont augmenté en raison de l'ajout d'installations d'extraction, de traitement et de transport, de la hausse des différentiels de fractionnement, de l'augmentation du recouvrement des frais d'exploitation et de l'augmentation de tarifs et d'autres produits pour le secteur Collecte et traitement sur place. Ces augmentations ont été en partie contrebalancées par la baisse des débits de certains aspects du secteur Collecte et traitement sur place, la vente d'actifs secondaires au milieu de 2007, la baisse des ventes de gaz et de transport à prix fixe, la diminution des volumes traités à l'usine d'extraction d'éthane d'Edmonton et le recul des volumes du secteur Services énergétiques. Dans le secteur Production d'électricité, les produits nets ont augmenté en raison de la hausse du prix moyen obtenu à la vente d'électricité, de contributions plus élevées des centrales à charge de pointe, du règlement d'un compte de report de l'AESO et d'un gain à la vente d'un projet d'électricité en développement, en partie contrebalancés par la hausse des coûts liés aux EAE, du taux fondé sur le prix moyen au comptant en 2007, et des coûts liés à la conformité environnementale et au transport.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2008 ont été de 165,1 millions de dollars comparativement à 114,1 millions de dollars pour la période correspondante de l'exercice précédent. La hausse est imputable aux coûts liés aux nouvelles installations, aux coûts des travaux d'entretien et à la hausse de la charge de rémunération et des frais d'administration.

La dotation aux amortissements des neuf mois terminés le 30 septembre 2008 s'est établie à 50,2 millions de dollars, par rapport à 35,7 millions de dollars pour la période correspondante de l'exercice précédent. Cette hausse est attribuable aux ajouts et aux agrandissements d'installations dans le secteur du gaz, en partie contrebalancée par la cession d'actifs secondaires au cours du deuxième trimestre de 2007.

Les intérêts débiteurs pour les neuf mois terminés le 30 septembre 2008 ont été de 19,3 millions de dollars par rapport à 9,0 millions de dollars pour la période correspondante de l'exercice précédent. Cette augmentation est attribuable à une hausse des soldes d'endettement moyen, qui se sont établis à 580,8 millions de dollars en regard de 240,4 millions de

dollars pour les neuf premiers mois de 2007, en partie contrebalancée par des taux d'intérêt moyens légèrement plus bas. Le taux d'emprunt moyen pour les neuf premiers mois de 2008 a été de 4,9 % comparativement à 5,2 % pour la période correspondante de 2007.

Le recouvrement d'impôts pour les neuf premiers mois de 2008 a été de 8,0 millions de dollars comparativement à une charge d'impôts de 11,7 millions de dollars pour la période correspondante de 2007. La diminution est principalement attribuable à la réduction non récurrente de 13,8 millions de dollars du passif d'impôts futurs et à l'impôt hors caisse sur les EIPD de 6,0 millions de dollars constaté pour les neuf premiers mois de 2007.

Perspective consolidée

Les résultats du quatrième trimestre de 2008 et pour l'ensemble de 2008 devraient être supérieurs aux résultats du quatrième trimestre de 2007 et aux résultats annuels de 2007 en raison de l'augmentation des actifs de l'infrastructure énergétique et de la hausse des prix réalisés sur la tranche couverte de la production d'électricité et de liquides de gaz naturel. Les différentiels de fractionnement au comptant devraient correspondre à environ 10 $/b au quatrième trimestre de 2008 par rapport à 29 $/b au quatrième trimestre de 2007. La Fiducie prévoit réaliser un différentiel de fractionnement moyen de 20 $/b grâce à des volumes couverts d'environ 23 $/b. Les prix d'électricité au comptant moyens pour le quatrième trimestre de 2008 devraient dépasser les prix au comptant réalisés à la période correspondante de 2007, ce qui permettra également de dégager de meilleurs résultats au quatrième trimestre.

CONJONCTURE MONDIALE

Les marchés financiers mondiaux ont récemment connu de graves turbulences, cependant, la situation financière d'AltaGas de même que sa capacité de générer des liquidités à court et à long terme au moyen de ses activités demeurent fortes. La Fiducie a élaboré un programme de financement pour 2008 reposant sur une émission d'actions ordinaires évaluées à environ 115 millions de dollars en juin 2008 et sur une nouvelle facilité de crédit de 250 millions de dollars en mars 2008. En outre, les parts émises en vertu du régime de réinvestissement des distributions et du régime optionnel d'achat de parts de la Fiducie devraient s'élever à environ 35 millions de dollars en 2008.

La situation de trésorerie de la Fiducie demeure saine, profitant de flux de trésorerie d'exploitation très prévisibles, de même que de lignes de crédit bancaire renouvelables de 750 millions de dollars, dont une tranche de 354 millions de dollars est toujours disponible. La Fiducie dispose de facilités de crédit auprès d'un syndicat financier composé des cinq banques à charte canadiennes.

MISE À JOUR SUR LES PROJETS DE CAPITAUX

Pour 2008 et 2009, les dépenses en immobilisations devraient totaliser environ respectivement 225 millions de dollars et 250 millions de dollars. Ces dépenses devraient être réparties de la façon suivante : environ 45 % pour le secteur du gaz et 55 % pour la production d'électricité sur les deux exercices.

Projets gaziers

Projet Harmattan

Le projet Harmattan en développement vise à acheminer le gaz naturel du réseau de TransCanada en Alberta au complexe Harmattan aux fins de traitement afin de récupérer l'éthane, le propane, le butane et les condensats. L'audience sur l'enquête sur l'extraction des LGN devant l'Alberta Energy Resources Conservation Board (ERCB) s'est conclue à la fin de septembre et l'ERCB devrait fournir des directives d'ici la fin de l'exercice. Après la publication des directives, la Fiducie présentera à nouveau sa demande à l'égard du projet Harmattan. Dès l'obtention de l'approbation, la construction du projet débutera et devrait s'étaler sur une période de 14 mois. Le coût du projet, tel qu'il est prévu, devrait s'établir entre 100 millions de dollars et 120 millions de dollars. Ces coûts ont augmenté en raison de la hausse des prix de l'acier.

Projets électriques

Forrest Kerr et autres projets hydroélectriques

AltaGas élabore un portefeuille de projets hydroélectriques au fil de l'eau en Colombie-Britannique. Le plus important de ces projets est celui de Forrest Kerr, d'une capacité de 195 MW, dans le nord-ouest de la Colombie-Britannique. En outre, trois autres projets d'AltaGas se trouvent à différentes étapes de leur mise en valeur dans la région de Forrest Kerr, d'une capacité additionnelle combinée d'environ 130 MW. Ces projets ont été acquis par AltaGas dans le cadre de l'acquisition de NovaGreen pour une contrepartie de 35,0 millions de dollars majorée de 5,0 millions de dollars exigible à l'exécution de certaines conditions.

Avant l'acquisition de NovaGreen, AltaGas comptait un certain nombre de projets hydroélectriques au fil de l'eau en développement, d'une capacité prévue de 70 MW d'énergie renouvelable. Les projets se trouvent toujours à différentes étapes de leur développement.

Société en commandite GreenWing Energy Development

Le 15 août 2008, la Fiducie a fait l'acquisition de la participation de 45 % de GreenWing Energy Management Ltd. (GreenWing) dans la société en commandite GreenWing Energy Development Limited Partnership (SCGED) pour une contrepartie de 12,3 millions de dollars. L'acquisition du reste de SCGED a fait en sorte qu'AltaGas détient des projets éoliens au développement avancé de 640 MW et des projets éoliens au début de leur développement d'environ 800 MW dans l'ouest du Canada et des États-Unis.

Parc éolien de Bear Mountain

La construction du parc éolien de Bear Mountain de 102 MW près de Dawson Creek, en Colombie-Britannique, est conforme à l'échéancier et au budget. Les fondations servant à soutenir la construction des turbines sont terminées. AltaGas possède la totalité de Bear Mountain Wind Limited Partnership (BMWLP) ainsi que le parc éolien de Bear Mountain. AltaGas compte financer le projet, qui devrait coûter environ 195 millions de dollars, au moyen de ses facilités de crédit. Le parc éolien de Bear Mountain est appuyé par une entente d'achat d'électricité de 25 ans avec BC Hydro. AltaGas a conclu un contrat avec Enercon GmbH (Enercon) visant la fourniture et l'installation d'éoliennes. De plus, elle a signé avec Enercon un contrat d'entretien à long terme visant le fonctionnement et l'entretien des turbines. AltaGas prévoit terminer le projet d'ici novembre 2009. Les dépenses engagées pour le projet devraient atteindre environ 50 millions de dollars en 2008 et 130 millions de dollars en 2009. AltaGas a payé 25 % du montant total en euros exigé pour le projet et a couvert 90 % de la tranche restante des montants en euros, payables avec le temps à compter du deuxième trimestre de 2009.

L'information sur les projets susmentionnés tient compte des données du troisième trimestre. Pour plus de renseignements sur tous les autres projets en cours d'AltaGas, veuillez vous reporter au rapport annuel de 2007 et aux rapports des deux premiers trimestres de 2008.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec des mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées de manière uniforme selon l'information déjà publiée.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, BAIIA, BAIIA avant gains latents (pertes latentes) sur gestion du risque, bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts, bénéfice net avant impôts et liquidités provenant de l'exploitation s'entendent au sens qui leur est donné dans la présente rubrique.

Produits nets	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits nets	**122,7**	88,2	**350,7**	247,6
Ajouter : Coût des ventes	**338,0**	233,9	**1 041,5**	844,3
Produits (mesure financière conforme aux PCGR)	**460,7**	322,1	**1 392,2**	1 091,9

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et de l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Bénéfice d'exploitation	**50,7**	37,5	**135,3**	97,7
Ajouter (déduire) : Intérêts débiteurs	**(6,0)**	(2,9)	**(19,3)**	(9,0)
Recouvrement (charge) d'impôts sur les bénéfices	**8,8**	(3,2)	**8,0**	(11,7)
Bénéfice net (mesure financière conforme aux PCGR)	**53,5**	31,4	**124,0**	77,0

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements.

BAIIA	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
BAIIA	**68,1**	49,1	**185,5**	133,4
Ajouter (déduire) : Amortissement	**(17,4)**	(11,6)	**(50,2)**	(35,7)
Intérêts débiteurs	**(6,0)**	(2,9)	**(19,3)**	(9,0)
Recouvrement (charge) d'impôts sur les bénéfices	**8,8**	(3,2)	**8,0**	(11,7)
Bénéfice net (mesure financière conforme aux PCGR)	**53,5**	31,4	**124,0**	77,0

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gains latents sur gestion du risque	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
BAIIA avant gains latents sur gestion du risque	**64,4**	48,0	**184,1**	131,8
Ajouter (déduire) : Gains latents sur gestion du risque	**3,7**	1,1	**1,4**	1,6
Amortissement	**(17,4)**	(11,6)	**(50,2)**	(35,7)
Intérêts débiteurs	**(6,0)**	(2,9)	**(19,3)**	(9,0)
Recouvrement (charge) d'impôts sur les bénéfices	**8,8**	(3,2)	**8,0**	(11,7)
Bénéfice net (mesure financière conforme aux PCGR)	**53,5**	31,4	**124,0**	77,0

Le BAIIA avant gains latents (pertes latentes) sur gestion du risque est une mesure de la rentabilité d'exploitation de la Fiducie compte non tenu de l'incidence de la variation de la juste valeur des contrats de gestion du risque. Le BAIIA avant gains latents ou pertes latentes sur gestion du risque présente les résultats réalisés des principales activités de la Fiducie sans tenir compte de la façon dont les activités sont financées, de l'amortissement des actifs ou de l'imposition des résultats. AltaGas n'exerce pas d'activités de spéculation sur les prix des marchandises, mais conclut plutôt des instruments financiers pour gérer les risques et, par conséquent, évalue le rendement de la Société avant de tenir compte des gains latents ou des pertes latentes découlant des activités de gestion du risque. Le BAIIA avant gains ou pertes sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets ajustés en fonction des gains latents (pertes latentes) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts	**52,7**	30,7	**124,4**	76,8
Ajouter (déduire) : Gains latents sur gestion du risque	**3,7**	1,1	**1,4**	1,6
Recouvrement (charge) d'impôts sur gestion du risque	**(2,9)**	(0,4)	**(1,8)**	(1,4)
Bénéfice net (mesure financière conforme aux PCGR)	**53,5**	31,4	**124,0**	77,0

Le bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts reflète mieux la rentabilité réelle que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations liées aux prix des marchandises et aux taux de change au fil du temps. AltaGas conclut des instruments financiers à des fins de gestion du risque, et non à titre de principale activité et, par conséquent, évalue le rendement de la Société avant de tenir compte des gains latents (pertes latentes) liés aux activités de gestion du risque. Le bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net ajusté en fonction des gains latents (pertes latentes) sur gestion du risque et de la charge d'impôts connexe.

Bénéfice net avant impôts	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Bénéfice net avant impôts	**44,7**	34,6	**116,0**	88,7
Ajouter (déduire) : Recouvrement (charge) d'impôts sur les bénéfices	**8,8**	(3,2)	**8,0**	(11,7)
Bénéfice net (mesure financière conforme aux PCGR)	**53,5**	31,4	**124,0**	77,0

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont assujettis aux impôts, qui peuvent changer d'une année à l'autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net ajusté pour tenir compte de la charge ou du recouvrement d'impôts.

Liquidités provenant de l'exploitation	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Liquidités provenant de l'exploitation	**56,3**	47,6	**163,2**	125,1
Ajouter (déduire) : Variation nette du fonds de roulement hors trésorerie	**(5,7)**	(16,4)	**4,9**	(1,0)
Obligations liées à la mise hors service d'immobilisations réglées	**(0,2)**	(0,4)	**(0,4)**	(0,6)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**50,4**	30,8	**167,7**	123,5

La direction et les investisseurs utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement financier, sans tenir compte de la variation du fonds de roulement hors trésorerie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors trésorerie et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Extraction et transport	**18,0**	9,9	**61,6**	27,2
Collecte et traitement sur place	**7,2**	3,1	**17,3**	13,7
Services énergétiques	**0,8**	(0,2)	**(0,3)**	2,0
Production d'électricité	**30,1**	31,5	**85,4**	74,3
Siège social	**(5,4)**	(6,8)	**(28,7)**	(19,5)
	50,7	37,5	**135,3**	97,7

EXTRACTION ET TRANSPORT

Le secteur Extraction et transport comprend des participations dans six usines d'extraction d'éthane et de LGN, cinq gazoducs de transport de gaz naturel et trois gazoducs de transport de LGN. Par suite de l'acquisition de Taylor en janvier 2008, AltaGas a ajouté une participation dans l'usine d'extraction Younger (Colombie-Britannique), a acquis le complexe Harmattan, le réseau de livraison d'éthylène (EDS) et le gazoduc de charges d'alimentation de Joffre (JFP), en Alberta, et a porté sa participation de 50 % à 100 % dans l'usine d'extraction de Joffre.

Résultats financiers (en millions de dollars)	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Produits	**111,8**	32,7	**332,0**	103,6
Produits nets	**43,8**	17,0	**133,5**	48,1
Charges d'exploitation et d'administration	**18,4**	5,0	**51,4**	14,8
Dotation aux amortissements	**7,4**	2,1	**20,5**	6,1
Bénéfice d'exploitation	**18,0**	9,9	**61,6**	27,2

Statistiques d'exploitation	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Capacité d'amenée de gaz traité (mmpc/j)[1]	**781**	554	**805**	554
Volumes d'extraction d'éthane (b/j)[1]	**23 543**	10 584	**25 150**	13 051
Volumes d'extraction de LGN (b/j)[1]	**12 048**	6 275	**12 503**	6 696
Total des volumes d'extraction (b/j)[1]	**35 591**	16 859	**37 653**	19 747
Différentiels de fractionnement – réalisés ($/b)[1, 2]	**26,02**	25,24	**26,55**	18,28
Différentiels de fractionnement – prix au comptant moyen ($/b)[1]	**36,92**	26,41	**31,75**	18,69
Volumes transportés (mmpc/j)[1, 3]	**381**	407	**383**	407

[1] *Moyenne de la période*

[2] *AltaGas fait état d'un différentiel de fractionnement indicatif, ou marge de LGN, exprimé en dollars par baril de LGN, fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

[3] *Exclut les volumes du gazoduc de liquides de gaz naturel.*

Trimestres terminés les 30 septembre

Au troisième trimestre de 2008, le secteur Extraction et transport a représenté environ 32 % du bénéfice d'exploitation des secteurs d'exploitation comparativement à 22 % au troisième trimestre de 2007. Le bénéfice d'exploitation pour le troisième trimestre de 2008 s'est élevé à 18,0 millions de dollars, contre 9,9 millions de dollars pour la période correspondante de 2007. Le principal facteur de l'augmentation du bénéfice d'exploitation a été l'ajout des nouvelles installations d'extraction et transport par suite de l'acquisition de Taylor. Au troisième trimestre, les arrêts d'entretien et un incendie dans un brûleur au gaz naturel survenu au complexe Harmattan ont engendré une perte de produits de 3,5 millions de dollars. Les modifications à la répartition du prix d'achat ont engendré une augmentation non récurrente de la dotation aux amortissements de 1,0 million de dollars.

Les volumes moyens d'éthane et de LGN du secteur de l'extraction ont augmenté de 111 % au troisième trimestre de 2008 en regard du trimestre correspondant de 2007, ce qui est imputable en grande partie à l'ajout du complexe Harmattan, de l'usine d'extraction Younger et de la participation restante de 50 % dans l'usine d'extraction Joffre. Les volumes de gaz naturel transportés par le secteur du transport au cours du troisième trimestre de 2008 ont reculé par rapport au trimestre correspondant de 2007 en raison de volumes moins importants ayant transité par le réseau Suffield. Toutefois, le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits nets pour le troisième trimestre de 2008 ont plus que doublé pour atteindre 43,8 millions de dollars, une hausse comparativement à 17,0 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté de 26,8 millions de dollars, surtout en raison de l'acquisition des actifs d'extraction et de transport de Taylor. Les produits nets ont subi l'effet néfaste d'une perte de produits de 3,0 millions de dollars attribuable aux arrêts liés à l'entretien et d'une perte de produits de 0,5 million de dollars attribuable à l'incendie d'un brûleur au gaz naturel au complexe Harmattan.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2008 se sont élevées à 18,4 millions de dollars, contre 5,0 millions de dollars pour la période correspondante de 2007. L'accroissement s'explique par les coûts engagés aux fins de l'exploitation des nouvelles installations.

La dotation aux amortissements s'est établie à 7,4 millions de dollars pour le troisième trimestre de 2008, en regard de 2,1 millions de dollars pour la période correspondante de 2007. L'augmentation est attribuable aux actifs additionnels découlant de l'acquisition de Taylor et au montant de 1,0 million de dollars découlant des modifications à la répartition du prix d'achat de Taylor.

Neuf mois terminés les 30 septembre

Pour les neuf premiers mois de 2008, le bénéfice d'exploitation du secteur Extraction et traitement s'est établi à 61,6 millions de dollars en regard de 27,2 millions de dollars pour la période correspondante de 2007. L'élément qui a le plus contribué à l'augmentation du bénéfice d'exploitation est l'ajout de nouvelles installations d'extraction et de transport dans le cadre de l'acquisition de Taylor et la hausse des différentiels de fractionnement, en partie contrebalancée par les volumes moins élevés traités à l'usine d'extraction d'éthane d'Edmonton. Le bénéfice d'exploitation a été réduit de 7,5 millions de dollars en raison des arrêts liés à l'entretien et d'un incendie au complexe Harmattan.

Pour les neuf premiers mois de 2008, les volumes moyens d'éthane et de LGN ont augmenté, surtout en raison de l'ajout du complexe Harmattan, de l'usine d'extraction Younger et de la participation résiduelle de 50 % dans l'usine d'extraction Joffre, contrebalancés par les volumes moins élevés traités à l'usine d'extraction d'éthane d'Edmonton. Les volumes de transport ont légèrement reculé au cours des neuf premiers mois de 2008 en raison de volumes moins importants ayant transité par le réseau Suffield.

Les produits nets pour les neuf premiers mois terminés le 30 septembre 2008 se sont établis à 133,5 millions de dollars, soit une augmentation considérable par rapport à 48,1 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté de 85,4 millions de dollars, principalement en raison des actifs d'extraction et de transport acquis avec Taylor, du montant de 3,2 millions de dollars attribuable à la hausse des différentiels de fractionnement réalisés et du montant de 0,5 million de dollars lié aux volumes plus élevés de LGN exposés aux différentiels de fractionnement, en partie contrebalancés par un montant de 1,3 million de dollars attribuable à la baisse des volumes traités par l'usine d'extraction d'éthane d'Edmonton. Les produits nets ont été réduits de 4,5 millions de dollars en raison des arrêts d'entretien et de pertes de produits de 0,5 million de dollars liées à l'incendie à l'usine Harmattan.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2008 ont été de 51,4 millions de dollars comparativement à 14,8 millions de dollars pour la période correspondante en 2007. L'accroissement s'explique principalement par les coûts engagés aux fins de l'exploitation des immobilisations de Taylor acquises au premier trimestre de 2008. Les charges d'exploitation et d'administration des neuf premiers mois de 2008 comprenaient un montant d'environ 2,5 millions de dollars relatif à l'arrêt d'entretien à Harmattan.

La dotation aux amortissements pour les neuf mois terminés le 30 septembre 2008 s'est élevée à 20,5 millions de dollars contre 6,1 millions de dollars pour la période correspondante de 2007. La hausse est attribuable à l'acquisition de Taylor en janvier 2008.

Perspectives du secteur Extraction et transport

Le secteur Extraction et transport devrait continuer d'afficher une hausse importante des résultats en 2008. Par suite de l'acquisition de Taylor, les nouvelles installations d'extraction et de transport ont ajouté une capacité d'extraction d'environ 1 gpc/j et une capacité de transport de LGN de 140 000 b/j. Le bénéfice d'exploitation du secteur Extraction et transport, en pourcentage du bénéfice d'exploitation global de tous les secteurs d'exploitation de l'entreprise, devrait augmenter pour passer de 25 % en 2007 à environ 40 % en 2008.

Le complexe Harmattan est pleinement en exploitation depuis le 11 août 2008, après l'incendie d'un brûleur au gaz naturel le 24 juillet. On évalue l'étendue des dommages liés à l'incendie. Une franchise d'assurance de 0,8 million de dollars devrait être engagée au quatrième trimestre de 2008.

Au quatrième trimestre de 2008, une des installations d'extraction fera l'objet d'un entretien qui représentera des frais d'exploitation et des pertes de revenus de 0,5 million de dollars. Un des quatre arrêts liés à l'entretien prévu pour le troisième trimestre de 2008 a été reporté à 2009.

Le programme de dépenses en immobilisations actuel pour 2008 devrait améliorer le rendement du secteur. Au début du quatrième trimestre de 2008, les volumes traités devraient augmenter en raison du programme de dépenses en immobilisations de 55,0 millions de dollars en cours afin de consolider les installations de traitement et d'optimiser et de moderniser le complexe Harmattan, ce qui donnera lieu à une hausse de l'utilisation, à une baisse des émissions et à une baisse des charges d'exploitation par part de volume traité.

Environ 12 % (5 000 b/j) du total des volumes d'extraction produits sont vendus aux prix du marché actuel et environ 60 % de ces volumes ont été couverts à plus de 23 $/b pour le reste de 2008. Pour 2009, environ 60 % des volumes exposés ont été couverts à plus de 27 $/b, et, pour 2010, environ 15 % des volumes exposés ont été couverts à plus de 27 $/b. D'après l'analyse par la direction des prix de LGN historiques et des prix des marchandises publiés par l'industrie, la tendance à terme actuelle pour le quatrième trimestre de 2008 indique 10 $/b. Avec les couvertures en place, AltaGas prévoit réaliser environ 20 $/b au quatrième trimestre de 2008.

Dans le secteur du transport, l'ajout des gazoducs EDS et JFP en janvier 2008 et les résultats d'un exercice complet par suite de l'agrandissement de Cold Lake devraient également contribuer à l'accroissement du bénéfice comparativement à 2007. Une entente visant le redéploiement de la capacité d'une conduite de raccordement du SLE a commencé à contribuer au bénéfice depuis le deuxième trimestre de 2008.

AltaGas engage environ 12,5 millions de dollars pour la mise à niveau d'une autre partie du gazoduc EDS. Cette mise à niveau devrait être terminée d'ici la fin de décembre 2008 et AltaGas dégagera un rendement sur le capital investi sur la mise à niveau à compter de janvier 2009.

Malgré les prévisions à la baisse des différentiels de fractionnement, AltaGas demeure bien positionnée pour 2009 au sein du secteur Extraction et transport en raison d'une variété de sources de revenus indépendantes des prix des marchandises. La majorité des produits nets est tirée des ententes à prix fixe, qui comprennent la rémunération au service, le coût du service et le revenu à prix forfaitaire. La direction a confirmé que sa sensibilité découverte aux différentiels de fractionnement, en supposant une couverture à 60 %, se rapprochait de 0,01 $/part du bénéfice net pour chaque variation de 1 $/b de différentiel de fractionnement, d'après un taux d'imposition de 26 %, sur une base annuelle.

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place comprend les installations de collecte et de traitement de gaz naturel. En janvier 2008, AltaGas a ajouté trois installations de traitement interconnectées, Retlaw, Enchant et Turin, et des systèmes de collecte connexes ayant une capacité de traitement de 150 mmpc/j par suite de l'acquisition de Taylor.

Résultats financiers	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**41,3**	33,4	**119,3**	103,4
Produits nets	**38,1**	31,5	**110,3**	98,0
Charges d'exploitation et d'administration	**23,9**	21,9	**72,1**	64,8
Dotation aux amortissements	**7,0**	6,5	**20,9**	19,5
Bénéfice d'exploitation	**7,2**	3,1	**17,3**	13,7

Statistiques d'exploitation	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Capacité (mmpc/j)[1]	**1 178**	1 008	**1 178**	1 008
Débit (mmpc/j bruts)[2]	**545**	510	**547**	532
Utilisation de la capacité (%)[2]	**46**	51	**46**	53
Participation directe moyenne (%)[1]	**90**	92	**90**	92

[1] *À la fin de la période considérée*

[2] *Moyenne de la période*

Trimestres terminés les 30 septembre

Au cours du troisième trimestre de 2008, le bénéfice d'exploitation du secteur Collecte et traitement sur place s'est établi à 7,2 millions de dollars en regard de 3,1 millions de dollars pour le trimestre correspondant de 2007. Le bénéfice d'exploitation a augmenté en raison de la hausse des taux, de l'ajout de nouvelles usines et de la baisse des charges d'exploitation, en partie contrebalancé par les volumes moins élevés à certaines installations auparavant détenues.

La capacité de traitement a bondi de 170 mmpc/j principalement par suite de l'ajout de l'installation RET et des installations Acme et Corbett Creek; les installations Acme et Corbett Creek sont affectées au traitement du gaz de méthane houiller. L'utilisation constatée au troisième trimestre de 2008 a été de 46 % par rapport à 51 % au troisième trimestre de 2007, surtout en raison de l'utilisation moins élevée aux nouvelles usines, de même que la baisse du débit de certaines installations auparavant détenues.

Au troisième trimestre de 2008, le débit a atteint en moyenne 545 mmpc/j comparativement à 510 mmpc/j au troisième trimestre de 2007. La hausse de 7 % est surtout attribuable à l'acquisition de nouvelles usines et l'ajout de nouveaux puits, en partie contrebalancée par la baisse de la production naturelle et les activités moins élevées des producteurs dans certains secteurs d'activité.

Au troisième trimestre de 2008, les produits nets du secteur Collecte et traitement sur place se sont établis à 38,1 millions de dollars comparativement à 31,5 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté en raison d'un montant de 4,8 millions de dollars provenant des nouvelles installations, d'un montant de 2,7 millions de dollars attribuable à la hausse des recouvrements des frais d'exploitation et d'un montant de 1,0 million de dollars attribuable aux hausses des taux et aux autres produits tirés des services à l'installation. Ces augmentations ont été en partie contrebalancées par un montant de 1,4 million de dollars découlant de volumes moins importants liés au fléchissement de la production naturelle et au ralentissement des activités des producteurs et de la vente de la participation d'un tiers d'AltaGas dans la coentreprise Ikhil en 2007.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2008 se sont élevées à 23,9 millions de dollars contre 21,9 millions de dollars pour le trimestre correspondant de 2007. Cette augmentation est principalement attribuable à

l'ajout de nouvelles installations, en partie compensée par les charges d'exploitation moins élevées engagées pour des installations auparavant détenues.

La dotation aux amortissements pour le secteur Collecte et traitement sur place s'est établie à 7,0 millions de dollars pour le troisième trimestre de 2008, comparativement à 6,5 millions de dollars pour la période correspondante de 2007. L'augmentation est attribuable à l'ajout d'installations.

Neuf mois terminés les 30 septembre

Le bénéfice d'exploitation du secteur Collecte et traitement sur place s'est établi à 17,3 millions de dollars pour les neuf premiers mois de 2008 comparativement à 13,7 millions de dollars pour la période correspondante de 2007. Cette augmentation est imputable à la contribution de nouvelles installations, à la hausse des taux et des autres produits tirés des services à l'installation, en partie contrebalancée par la baisse du débit.

Au cours des neuf premiers mois de 2008, le débit a atteint en moyenne 547 mmpc/j comparativement à 532 mmpc/j pour la même période de 2007. L'augmentation a surtout découlé de l'acquisition de nouvelles usines et de l'ajout de nouveaux puits, en partie contrebalancée par le fléchissement de la production naturelle, le ralentissement des activités des producteurs, des arrêts imprévus aux installations Princess et Clear Hills et l'arrêt lié à l'entretien planifié de l'installation Rainbow Lake.

Les produits nets du secteur Collecte et traitement sur place pour les neuf premiers mois de 2008 ont atteint 110,3 millions de dollars, comparativement à 98,0 millions de dollars pour la période correspondante de 2007. L'augmentation est imputable à un montant de 13,4 millions de dollars tiré de nouvelles installations, un montant de 4,8 millions de dollars attribuable à la hausse des recouvrements de frais d'exploitation, un montant de 2,4 millions de dollars provenant de la hausse des taux et des autres produits tirés des services à l'installation. Ces hausses ont été en partie contrebalancées par un recul de la production naturelle de 5,7 millions de dollars, un ralentissement des activités de forage des producteurs et des arrêts d'exploitation, de même que par un montant de 2,6 millions de dollars lié à la vente de la coentreprise Ikhil.

Les charges d'exploitation et d'administration du secteur Collecte et traitement sur place pour les neuf premiers mois de 2008 ont été de 72,1 millions de dollars, en regard de 64,8 millions de dollars pour la période correspondante de 2007. L'augmentation est principalement attribuable aux nouvelles installations de 6,6 millions de dollars et un montant de 3,7 millions de dollars est attribuable aux arrêts liés à l'entretien de Rainbow Lake. Ces augmentations ont été en partie compensées par un montant de 1,8 million de dollars attribuable aux efforts continus en matière de contrôle des coûts et un montant de 1,3 million de dollars lié à la vente de la coentreprise Ikhil, et à la baisse des frais d'exploitation liés aux arrêts prévus et imprévus. Une tranche d'environ trois quarts des 2,8 millions de dollars relatifs aux coûts d'arrêts liés à l'entretien de l'installation Rainbow Lake étaient recouvrables.

La dotation aux amortissements du secteur Collecte et traitement sur place s'est établie à 20,9 millions de dollars pour les neuf premiers mois de 2008, en regard de 19,5 millions de dollars pour la période correspondante de 2007. L'augmentation a découlé des nouvelles installations et des agrandissements, en partie contrebalancée par la vente de la coentreprise Ikhil en 2007.

Perspectives du secteur Collecte et traitement sur place

Le secteur Collecte et traitement sur place s'attend à présenter de meilleurs résultats en 2008 qu'en 2007. Cela s'explique par l'ajout des installations RET, un exercice complet d'exploitation aux installations Acme et Corbett Creek, le renouvellement de contrats à des tarifs plus élevés, une hausse des recouvrements des frais d'exploitation et l'optimisation des installations et l'accent continu mis sur l'accroissement du contrôle des charges d'exploitation et d'administration.

Au quatrième trimestre, l'usine de traitement du sulfure d'hydrogène de Bantry sera convertie en une usine d'injection de gaz corrosifs, ce qui en améliorera la fiabilité et réduira les émissions de gaz à effet de serre.

La volatilité des prix des marchandises et les problèmes d'accès au crédit connus récemment pourraient inciter les producteurs au sein des secteurs d'activité d'AltaGas à réduire leurs programmes d'exploration et de mise en valeur. Par

conséquent, les activités d'ajout de nouveaux puits pourraient diminuer à court terme, de même que les volumes livrés. Ces dynamiques de marché peuvent également présenter des occasions d'acquérir ou de mettre en valeur de nouvelles installations de traitement étant donné que les producteurs axent leur capital sur l'exploration et le forage. AltaGas continue de rechercher des occasions de croissance et de maximiser ses actifs de Collecte et traitement sur place.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques consiste en deux secteurs d'activité principaux : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre, et montent des contrats de gaz naturel et d'électricité pour des utilisateurs finaux non résidentiels; et le secteur du gaz, qui consiste en l'achat et la revente, et le transport et le stockage de gaz naturel. Le secteur comprenait auparavant un petit portefeuille d'actifs de production de pétrole et de gaz naturel qui a été vendu en date du 31 mai 2007.

Résultats financiers	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**263,9**	211,1	**824,9**	795,3
Produits nets	**4,4**	3,9	**10,8**	16,9
Charges d'exploitation et d'administration	**3,0**	3,5	**9,5**	12,1
Dotation aux amortissements	**0,6**	0,6	**1,6**	2,8
Bénéfice d'exploitation	**0,8**	(0,2)	**(0,3)**	2,0

Statistiques d'exploitation	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Contrats de services de gestion énergétique[1]	**1 572**	1 451	**1 572**	1 451
Volumes de gaz moyens négociés (GJ/j)[2]	**298 608**	342 143	**306 922**	372 931

[1] *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.*

[2] *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

Trimestres terminés les 30 septembre

Le bénéfice d'exploitation du secteur Services énergétiques pour le troisième trimestre de 2008 a été de 0,8 million de dollars, en regard d'une perte d'exploitation de 0,2 million de dollars pour le trimestre correspondant de 2007. Le bénéfice d'exploitation a augmenté en raison d'un ajustement de prix non récurrent de 0,8 million de dollars attribuable à un contrat d'approvisionnement, de charges d'exploitation et d'administration moins élevées de 0,5 million de dollars et de la baisse de la dotation aux amortissements de 0,1 million de dollars, en partie contrebalancé par la baisse de 0,3 million de dollars des ventes de transport et de gaz à prix fixe.

Les produits nets pour le troisième trimestre de 2008 se sont établis à 4,4 millions de dollars comparativement à 3,9 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté en raison d'un ajustement de prix non récurrent de 0,8 million de dollars, en partie contrebalancés par une baisse de 0,3 million de dollars attribuable aux ventes de transport et de gaz à prix fixe et le recul des volumes.

Neuf mois terminés les 30 septembre

Le secteur Services Énergétiques a constaté une perte d'exploitation de 0,3 million de dollars pour les neuf premiers mois de 2008, par rapport à un bénéfice d'exploitation de 2,0 millions de dollars pour la période correspondante de 2007. La baisse est imputable au gain de 1,6 million de dollars sur la vente d'actifs de production pétrolière et gazière au deuxième trimestre de 2007, à des ventes de gaz et de transport à prix fixe moins élevées, à des volumes à la baisse et à un coût non récurrent lié aux commissions versées à une association commerciale relativement à 2007. Les baisses ont été en partie compensées par un ajustement de prix non récurrent et une baisse des charges de rémunération et d'administration.

Les produits nets ont atteint 10,8 millions de dollars pour les neuf premiers mois de 2008, comparativement à 16,9 millions de dollars pour la période correspondante de 2007. La diminution comprenait un montant de 4,1 millions de dollars tiré de la vente d'actifs de pétrole et de gaz naturel au deuxième trimestre de 2007, et un montant de 2,8 millions de dollars lié au recul des ventes de gaz et de transport à prix fixe et de volumes moins importants, en partie contrebalancée par un ajustement de prix non récurrent de 0,8 million de dollars.

Perspectives du secteur Services énergétiques

AltaGas prévoit que les résultats du secteur Services énergétiques de 2008 seront légèrement inférieurs à ceux de 2007, compte non tenu du gain tiré de la vente des actifs de production de pétrole et de gaz naturel en 2007. Toutefois, la récente acquisition de Taylor devrait offrir des possibilités de rehausser la valeur pour les porteurs de parts en raison d'une présence territoriale accrue et d'infrastructures énergétiques plus importantes.

Le secteur Services énergétiques joue un rôle prépondérant dans l'augmentation de la valeur des actifs des autres secteurs d'AltaGas. Les Services énergétiques collaborent avec les autres secteurs afin d'optimiser les actifs d'AltaGas et, à ce titre, devraient contribuer à la croissance du bénéfice de tous les secteurs.

PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité comprend environ 392,4 MW de la capacité de production d'électricité totale de l'Alberta par l'intermédiaire de sa participation de 50 % dans les ententes d'achat d'électricité (EAE) de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz. En outre, les centrales à charge de pointe alimentées au gaz de Bantry et Parkland ont été installées en fonction d'une capacité de 14,4 MW. Le secteur comprend aussi une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique par suite de l'acquisition de Taylor en janvier 2008.

Résultats financiers	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**55,6**	51,7	**165,3**	136,7
Produits nets	**32,8**	33,9	**93,1**	81,3
Charges d'exploitation et d'administration	**1,0**	0,5	**2,2**	1,4
Dotation aux amortissements	**1,7**	1,9	**5,5**	5,6
Bénéfice d'exploitation	**30,1**	31,5	**85,4**	74,3

Statistiques d'exploitation	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Volume d'électricité vendue (GWh)	**651**	673	**1 958**	1 988
Prix moyen obtenu à la vente d'électricité ($/MWh)[1]	**83,10**	76,92	**83,57**	68,77
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**80,36**	92,00	**88,21**	68,53

[1] *Moyenne de la période*

Trimestres terminés les 30 septembre

Le bénéfice d'exploitation du secteur Production d'électricité pour le troisième trimestre de 2008 a été de 30,1 millions de dollars, en regard de 31,5 millions de dollars pour le trimestre correspondant de 2007. Le bénéfice d'exploitation a diminué en raison de la hausse du taux fondé sur le prix moyen au comptant obtenu en raison d'une panne prévue à Sundance au troisième trimestre de 2007, la baisse des prix de l'électricité au comptant, la diminution des contributions des centrales à charge de pointe alimentées au gaz, la hausse des coûts de conformité au Specified Gas Emitters Regulation (SGER) de l'Alberta, la hausse des coûts des EAE et des coûts de transport. Ces diminutions ont été en partie compensées par les prix de couverture plus élevés, la hausse des volumes couverts et un gain à la vente d'un projet d'électricité en voie de développement.

Les produits nets au troisième trimestre de 2008 se sont établis à 32,8 millions de dollars comparativement à 33,9 millions de dollars pour la période correspondante de 2007. Les produits nets ont diminué de 6,2 millions de dollars en raison du recul des prix de l'électricité obtenus sur les ventes au comptant, un montant de 2,1 millions de dollars lié au taux fondé sur le prix moyen au comptant favorable obtenu au troisième trimestre de 2007, un montant de 1,3 million de dollars imputable à l'augmentation des coûts de transport, un montant de 0,7 million de dollars attribuable à la hausse des coûts de conformité au SGER de l'Alberta, un montant de 0,6 million de dollars lié à la baisse des contributions des centrales à charge de pointe alimentées au gaz et une augmentation de 0,5 million de dollars des coûts liés aux EAE. Ces diminutions ont été en partie compensées par la hausse de 8,9 millions de dollars liée aux prix de couverture et aux volumes couverts et un montant de 1,4 million de dollars tiré de la vente d'un projet d'électricité d'AltaGas en voie de développement aux États-Unis.

Les charges d'exploitation et d'administration se sont élevées à 1,0 million de dollars au troisième trimestre de 2008, en regard de 0,5 million de dollars pour la période correspondante de 2007. L'augmentation est surtout imputable aux charges d'administration liées à la mise en valeur des projets au fil de l'eau.

La dotation aux amortissements, qui s'est élevée à 1,7 million de dollars au troisième trimestre de 2008, est demeurée comparable à celle de la période correspondante de 2007.

Neuf mois terminés les 30 septembre
Pour les neuf premiers mois de 2008, le bénéfice d'exploitation du secteur Production d'électricité s'est établi à 85,4 millions de dollars en regard de 74,3 millions de dollars pour la période correspondante de 2007. Cette augmentation est imputable à la hausse des prix obtenus à la vente d'électricité, au règlement d'un compte de report de l'AESO, aux contributions plus élevées des centrales à charge de pointe et à un gain sur la vente d'un projet d'électricité en voie de développement, en partie contrebalancée par des coûts liés aux EAE plus élevés et la hausse des coûts de transport et de conformité au SGER de l'Alberta.

Les produits nets des neuf premiers mois de 2008 ont atteint 93,1 millions de dollars, comparativement à 81,3 millions de dollars pour la période correspondante de 2007. L'augmentation comprenait un montant de 24,6 millions de dollars attribuable à la hausse des prix obtenus sur les volumes couverts plus élevés, le règlement de 1,8 million de dollars d'un compte de report de l'AESO, la hausse de 1,6 million de dollars de la contribution des centrales à charge de pointe alimentées au gaz, un montant de 1,4 million de dollars lié aux prix plus élevés obtenus sur les ventes au comptant et un montant de 1,4 million de dollars tiré de la vente d'un projet d'électricité en développement. Ces augmentations ont été en partie contrebalancées par un montant de 10,2 millions de dollars attribuable au taux fondé sur le prix moyen au comptant favorable obtenu en 2007, un montant de 4,9 millions de dollars imputable à la hausse des coûts de transport, des coûts de 3,2 millions de dollars engagés pour se conformer au SGER de l'Alberta et une augmentation de 0,7 million de dollars des coûts liés aux EAE.

Les charges d'exploitation et d'administration de 2,2 millions de dollars pour les neuf premiers mois de 2008 ont été plus élevées que les charges de 1,4 million de dollars constatées à la période correspondante de 2007 en raison surtout des services d'exploitation et de maintenance qu'AltaGas a commencé à fournir aux centrales à charge de pointe louées en mars 2007 et des charge d'administration liés à la mise en valeur de projets au fil de l'eau.

La dotation aux amortissements de 5,5 millions de dollars pour les neuf premiers mois de 2008 est comparable à celle de la même période de 2007.

Perspectives du secteur Production d'électricité
Le bénéfice d'exploitation du secteur Production d'électricité devrait être plus important en 2008 qu'en 2007 en raison des prix de couverture moyens qui s'élèvent à environ 77 $/MWh en 2008, comparativement à 66 $/MWh en 2007. Près des deux tiers de la production d'électricité disponible en vertu des EAE de Sundance B pour 2008 ont été couverts, et la tranche restante demeure exposée au prix de l'électricité au comptant en Alberta. Pour le quatrième trimestre de 2008, AltaGas a couvert les trois quarts de l'électricité disponible afin d'atténuer l'incidence de la volatilité des prix de l'électricité pour le reste de l'exercice.

Le marché à terme pour les prix de l'électricité de l'Alberta, publiés dans des rapports quotidiens de courtiers, indique que les prix demeureront relativement élevés, à plus de 100 $/MWh pour le reste de 2008. Les coûts des EAE devraient être plus élevés en 2008 en raison du volume accru d'électricité produite. Puisque le prix du charbon acheté au moyen des EAE est fondé sur des formules prédéfinies liées à l'inflation plutôt que sur le prix du charbon en vigueur sur le marché, cette situation ne devrait pas avoir une incidence importante sur les coûts des EAE.

Malgré la crise actuelle du marché des marchandises et de l'accès au crédit, les prix à terme de l'électricité de l'Alberta ont été relativement stables à moyen terme. La Fiducie est sur la bonne voie pour atteindre ses cibles de couverture pour 2009 et prévoit que les prix de couverture moyens se rapprocheront de ceux de 2008. AltaGas a aussi commencé la mise en œuvre de sa stratégie de couverture pour 2010 à des prix semblables à ceux de 2008. La sensibilité d'AltaGas au bénéfice net est de 0,01 $ par part annuellement avec une variation de 1 $/MWh d'après un taux d'imposition de 26 % et une couverture de 70 % des volumes des EAE.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres et le rendement du capital investi, compte non tenu de l'incidence de la volatilité des prix des marchandises et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Résultats financiers	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**(0,1)**	0,8	**1,4**	3,5
Gains latents sur gestion du risque	**3,7**	1,2	**1,4**	1,6
Produits nets	**3,6**	2,0	**2,8**	5,1
Charges d'exploitation et d'administration	**8,3**	8,2	**29,8**	22,8
Dotation aux amortissements	**0,7**	0,6	**1,7**	1,8
Perte d'exploitation	**(5,4)**	(6,8)	**(28,7)**	(19,5)
Perte d'exploitation avant gains latents sur gestion du risque	**(9,1)**	(7,9)	**(30,1)**	(21,1)

Trimestres terminés les 30 septembre

La perte d'exploitation du troisième trimestre de 2008 a atteint 5,4 millions de dollars, en regard de 6,8 millions de dollars pour la période correspondante de 2007. La diminution de la perte est imputable aux gains latents sur les contrats de gestion du risque et à une radiation des coûts liés au report du projet Noel en 2007, en partie compensée par la baisse des revenus de placement de Taylor, qui sont maintenant inclus dans les secteurs d'exploitation.

Pour le troisième trimestre de 2008, les produits nets se sont établis à 3,6 millions de dollars comparativement à 2,0 millions de dollars pour le troisième trimestre de 2007. Les produits nets ont augmenté en raison d'une hausse de 2,5 millions de dollars des gains latents sur les contrats de gestion du risque, en partie contrebalancés par un montant de 0,8 million de dollars surtout imputable aux revenus de placement moins élevés étant donné qu'AltaGas ne constate plus les revenus de placement de Taylor dans le secteur Siège social.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2008 se sont élevées à 8,3 millions de dollars, contre 8,2 millions de dollars pour la période correspondante de 2007. Cette augmentation est principalement attribuable à la croissance de la Fiducie, en partie contrebalancée par une radiation de coûts de 1,5 million de dollars liés au report du projet Noel en 2007.

La dotation aux amortissements s'est établie à 0,7 million de dollars pour le troisième trimestre de 2008 comparativement à 0,6 million de dollars pour le trimestre correspondant de 2007. L'augmentation est attribuable à la croissance d'AltaGas.

Neuf mois terminés les 30 septembre
La perte d'exploitation pour les neuf premiers mois de 2008 s'est établie à 28,7 millions de dollars, comparativement à 19,5 millions de dollars pour la période correspondante de 2007. Cette perte accrue est attribuable à la radiation de coûts de développement de projets en 2008, à l'augmentation des charges d'exploitation et d'administration et aux revenus de placement moins élevés provenant de Taylor, en partie compensée par les gains latents sur les contrats de gestion du risque et une radiation non récurrente de coûts liés au report du projet Noel en 2007.

Les produits nets se sont établis à 2,8 millions de dollars pour les neuf premiers mois de 2008, contre 5,1 millions de dollars à la période correspondante de 2007. La diminution est imputable aux revenus de placement moins élevés de 1,8 million de dollars liés à Taylor, à la baisse des intérêts débiteurs et au recul du gain latent sur les contrats de gestion du risque.

Les charges d'exploitation et d'administration se sont élevées à 29,8 millions de dollars pour les neuf premiers mois de 2008, en regard de 22,8 millions de dollars pour la période correspondante de 2007. L'augmentation est imputable à l'acquisition de Taylor et à la charge liée aux coûts de développement de projet constatée au deuxième trimestre de 2008, de même qu'à la hausse générale des coûts, en partie contrebalancée par une radiation non récurrente de coûts liés au report du projet Noel en 2007.

La dotation aux amortissements de 2008 a été comparable à celle de 2007.

Perspectives du secteur Siège social
La perte d'exploitation de 2008 devrait être plus élevée que celle enregistrée en 2007, en raison surtout de l'acquisition de Taylor et des activités pour soutenir la stratégie de croissance d'AltaGas. En 2007, Taylor a constaté des charges du siège social d'environ 8 millions de dollars sur une base normalisée. AltaGas a relevé des économies de coûts d'environ 2 millions de dollars qu'elle devrait réaliser en 2008. Les produits sectoriels afficheront une baisse puisque AltaGas ne présente plus le revenu de placement tiré de son investissement dans Taylor dans le secteur Siège social. Les produits devraient aussi reculer en raison de la réduction de la participation dans AltaGas Utility Group Inc. (Utility Group), qui est passée de 26,7 % à 19,6 %.

L'incidence des instruments financiers est fondée sur des estimations liées aux prix des marchandises et aux taux de change au fil du temps. Les montants réels varieront en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations du prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du troisième trimestre de 2008, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 99,8 millions de dollars, comparativement à 12,3 millions de dollars pour le troisième trimestre de 2007. L'augmentation est principalement attribuable à l'acquisition de NovaGreen et de la tranche restante de 45 % de la SCGED. Au troisième trimestre de 2008, la Fiducie a également vendu un projet d'énergie éolienne en développement, réduisant le capital investi net de 5,2 millions de dollars. Pour les neuf mois terminés le 30 septembre 2008, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 779,7 millions de dollars par rapport à 53,7 millions de dollars pour les neuf mois terminés le 30 septembre 2007, incluant Taylor, NovaGreen, SCGED et Bear Mountain. Au cours des neuf premiers mois de 2008, la vente de matériel excédentaire, le projet de centrale électrique et la réduction de la valeur comptable de l'investissement de la Fiducie dans Taylor avant l'acquisition se sont traduits par un recul du capital investi net de 62,1 millions de dollars.

Capital investi net – type d'investissement

Trimestre terminé le 30 septembre 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	20,9	6,4	0,3	71,6	1,1	100,3
Placements à long terme et autres actifs	-	-	-	(0,3)	(0,2)	(0,5)
	20,9	6,4	0,3	71,3	0,9	99,8
Cessions :						
Immobilisations	-	-	-	(5,2)	-	(5,2)
Capital investi net	20,9	6,4	0,3	66,1	0,9	94,6

Capital investi net – type d'investissement

Neuf mois terminés le 30 septembre 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	592,5	51,9	(0,2)	125,5	4,7	774,4
Placements à long terme et autres actifs	-	-	-	4,9	0,4	5,3
	592,5	51,9	(0,2)	130,4	5,1	779,7
Cessions :						
Immobilisations	-	(8,7)	-	(5,2)	-	(13,9)
Placements à long terme et autres actifs	-	-	-	-	(48,2)	(48,2)
Capital investi net	592,5	43,2	(0,2)	125,2	(43,1)	717,6

Capital investi net – type d'investissement

Trois mois terminés le 30 septembre 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	0,8	5,6	8,0	5,4	0,5	20,3
Placements à long terme et autres actifs	-	-	-	(1,0)	(7,0)	(8,0)
	0,8	5,6	8,0	4,4	(6,5)	12,3
Cessions :						
Immobilisations	(0,1)	(14,3)	-	-	-	(14,4)
Capital investi net	0,7	(8,7)	8,0	4,4	(6,5)	(2,1)

Capital investi net – type d'investissement

Neuf mois terminés le 30 septembre 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	4,8	13,8	8,7	9,3	1,6	38,2
Placements à long terme et autres actifs	-	-	-	(0,5)	16,0	15,5
	4,8	13,8	8,7	8,8	17,6	53,7
Cessions :						
Immobilisations	(0,4)	(15,6)	(30,2)	-	-	(46,2)
Placements à long terme et autres actifs	-	-	-	-	-	-
Capital investi net	4,4	(1,8)	(21,5)	8,8	17,6	7,5

La Fiducie classe son capital investi dans les catégories maintenance, croissance et administration.

Les dépenses au titre du capital investi dans la catégorie maintenance se sont élevées à (1,9) million de dollars au troisième trimestre de 2008 par rapport à 2,1 millions de dollars pour la même période en 2007 en raison du reclassement des obligations au titre de la mise hors service d'immobilisations auparavant constatées à titre de capital dans la catégorie maintenance. Du capital de croissance de 100,3 millions de dollars a été investi au troisième trimestre de 2008 (11,8 millions de dollars au troisième trimestre de 2007) et comprenait l'acquisition de NovaGreen et de SCGED, la construction du projet Bear Mountain Wind, divers projets d'extraction, de transport et de collecte et traitement sur place, des projets hydroélectriques en cours d'aménagement, l'installation de nouvelles centrales à charge de pointe et l'aménagement du projet de stockage Sarnia. Le capital de croissance a été financé au moyen de la hausse de la dette à long terme. Le capital investi dans la catégorie administration pour le troisième trimestre s'est établi à 1,4 million de dollars, comparativement à (1,6) million de dollars pour la période correspondante de 2007.

Les dépenses au titre du capital investi dans la catégorie maintenance ont totalisé 2,5 millions de dollars pour les neuf premiers mois de 2008 en comparaison de 5,4 millions de dollars pour la période correspondante de 2007. Du capital de croissance de 772,0 millions de dollars a été investi au cours des neuf premiers mois de 2008 (24,6 millions de dollars en 2007), et comprenait surtout l'acquisition de Taylor pour 592,0 millions de dollars, le projet Bear Mountain Wind pour 43,8 millions de dollars, des installations d'extraction et de transport pour 34,4 millions de dollars, des installations de collecte et traitement sur place pour 23,1 millions de dollars, des projets d'électricité renouvelable en développement pour 68,5 millions de dollars, l'installation d'équipement dans des centrales électriques à charge de pointe dans le secteur Production d'électricité pour 8,2 millions de dollars, et le développement du projet de stockage de Sarnia pour 1,9 million de dollars. Les dépenses au titre du capital investi dans la catégorie administration de 5,2 millions de dollars pour les neuf

premiers mois de 2008 ont été de beaucoup inférieures aux 23,7 millions de dollars comptabilisés pour la période correspondante de 2007. La diminution est attribuable au montant de 12,5 millions de dollars constaté en 2007 en raison de la modification à la comptabilisation du placement de la Fiducie dans Taylor, passant de la méthode des capitaux propres à la méthode du coût, et du reclassement du placement comme étant disponible à la vente et du billet de 9,2 millions de dollars reçu à la vente d'actifs de production de pétrole et de gaz naturel en 2007. Le capital de croissance a été financé au moyen de la hausse de la dette à long terme.

Capital investi – utilisation[1]

Trimestre terminé le 30 septembre 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**(3,1)**	**1,2**	**-**	**-**	**-**	**(1,9)**
Croissance	**24,0**	**4,7**	**0,3**	**71,3**	**-**	**100,3**
Administration	**-**	**0,5**	**-**	**-**	**0,9**	**1,4**
Capital investi	**20,9**	**6,4**	**0,3**	**71,3**	**0,9**	**99,8**

[1] *Certaines dépenses en entretien et immobilisations de croissance ont été reclassées entre les secteurs.*

Capital investi – utilisation

Neuf mois terminés le 30 septembre 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**1,5**	**1,0**	**-**	**-**	**-**	**2,5**
Croissance	**591,0**	**48,8**	**(0,3)**	**130,4**	**2,1**	**772,0**
Administration	**-**	**2,1**	**0,1**	**-**	**3,0**	**5,2**
Capital investi	**592,5**	**51,9**	**(0,2)**	**130,4**	**5,1**	**779,7**

Capital investi – utilisation

Trois mois terminés le 30 septembre 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	0,7	1,4	-	-	-	2,1
Croissance	(0,1)	3,7	8,0	4,4	(4,2)	11,8
Administration	-	0,5	-	-	(2,1)	(1,6)
Capital investi	0,6	5,6	8,0	4,4	(6,3)	12,3

Capital investi – utilisation

Neuf mois terminés le 30 septembre 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	1,4	4,0	-	-	-	5,4
Croissance	3,4	8,9	8,1	8,8	(4,6)	24,6
Administration	-	0,9	0,6	-	22,2	23,7
Capital investi	4,8	13,8	8,7	8,8	17,6	53,7

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats sur dérivés financiers pour gérer son exposition aux variations du prix des marchandises, des taux d'intérêt et des taux de change, particulièrement dans les secteurs Production d'électricité et Extraction et transport, et selon les taux d'intérêt sur la dette. Au cours du trimestre terminé le 30 septembre 2008, la Fiducie a détenu des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date future à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et les prix ont varié entre 7,60 $/MWh et 999,99 $/MWh au troisième trimestre de 2008. Le prix au comptant moyen s'est établi à 80,36 $/MWh au troisième trimestre de 2008, et à 88,21 $/MWh pour les neuf mois terminés le 30 septembre 2008. AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs que la direction a jugée optimale. Le prix moyen de l'électricité obtenu par la Fiducie a été de 83,10 $/MWh au troisième trimestre de 2008 et de 83,57 $/MWh pour les neuf mois terminés le 30 septembre 2008.

- Couvertures des différentiels de fractionnement des LGN : la Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement pour gérer les différentiels de fractionnement des LGN. Les résultats du secteur Extraction et transport sont tributaires de la variation des différentiels de fractionnement. Au 30 septembre 2008, la Fiducie avait des ententes visant des différentiels de fractionnement de LGN pour un total de 2 800 b/j à un prix moyen d'environ 23 $/b pour la période d'octobre à décembre 2008. La Fiducie a également conclu trois ententes visant des différentiels de fractionnement de LGN pour l'année civile 2009 pour un total de 2 800 b/j, et de 700 b/j pour 2010, pour un différentiel de fractionnement d'environ 27 $/b. Le différentiel de fractionnement au comptant a été de 36,92 $/b pour le troisième trimestre de 2008, et de 31,75 $/b pour les neuf mois terminés le 30 septembre 2008. Le différentiel de fractionnement moyen obtenu s'est établi à 26,02 $/b et à 26,55 $/b respectivement pour les périodes de trois et neuf mois terminées le 30 septembre 2008.

- Contrats de garantie de taux : la Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 30 septembre 2008, la Fiducie avait des swaps de taux d'intérêt à échéances variées totalisant 205 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 77 % de la dette d'AltaGas.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable et de conventions d'option en vertu desquelles est achetée ou vendue une option visant des opérations en devises à une date ultérieure.

La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt est effectué selon les cours du marché. La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs.

La Fiducie n'exerce pas d'activités de spéculation sur le prix des marchandises et, par conséquent, ne conclut pas d'opérations sur marchandises qui créent une exposition additionnelle ou qui sont uniquement fondées sur les attentes en matière de variation future des prix de l'électricité sur le marché. Les opérations sur marchandises sont utilisées aux fins de fixer les marges, d'optimiser les actifs corporels sous-jacents ou de réduire l'exposition aux variations du prix de l'électricité.

AltaGas a un groupe de gestion du risque qui examine quotidiennement les risques marchandises et de crédit, et qui a conçu et qui applique une politique de gestion du risque et un programme de couverture prudents.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Par le passé, la Fiducie a eu recours à du financement par emprunt et par capitaux propres dans la mesure où les liquidités provenant de l'exploitation et le produit du régime de réinvestissement des distributions ne suffisaient pas au financement des dépenses en immobilisations, des acquisitions et des variations du fonds de roulement découlant des activités d'exploitation. Si des activités d'investissement plus importantes nécessitent un financement provenant d'autres sources, la direction croit qu'AltaGas pourra avoir accès aux marchés des capitaux propres et des capitaux d'emprunt pour obtenir du financement additionnel.

Pour le moment, AltaGas ne prévoit pas qu'une tendance ou qu'une incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles, à l'exception des flux de trésorerie d'exploitation qui pourraient être touchés par l'impôt proposé sur la composante imposable des distributions de la Fiducie qui entrera en vigueur à compter de l'année d'imposition 2011.

Flux de trésorerie	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2008**	2007	**2008**	2007
Flux de trésorerie d'exploitation	**50,4**	30,8	**167,7**	123,5
Activités d'investissement	**(65,5)**	(8,9)	**(396,0)**	(35,9)
Activités de financement	**23,7**	(21,8)	**237,2**	(88,5)
Variation de la trésorerie	**8,6**	0,1	**8,9**	(0,9)

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 30,8 millions de dollars pour le troisième trimestre de 2007 à 50,4 millions de dollars pour le troisième trimestre de 2008, en hausse de 64 %. Les flux de trésorerie d'exploitation ont augmenté surtout en raison d'un bénéfice plus élevé et d'une baisse de la variation nette du fonds de roulement.

Fonds de roulement	**30 septembre**	30 septembre
(en millions de dollars)	**2008**	2007
Actif à court terme	**357,9**	275,4
Passif à court terme	**357,5**	247,8
Fonds de roulement	**0,4**	27,6
Ratio du fonds de roulement	**1,0**	1,1

Le fonds de roulement s'est établi à 0,4 million de dollars à la fin du troisième trimestre de 2008, comparativement à 27,6 millions de dollars au 30 septembre 2007. Le ratio du fonds de roulement s'est établi à 1,0 à la fin du troisième trimestre de 2008 et à 1,1 pour le trimestre correspondant de 2007.

Activités d'investissement

Les flux de trésorerie affectés aux activités d'investissement au troisième trimestre de 2008 ont été de 65,5 millions de dollars comparativement à 8,9 millions de dollars pour la période correspondante de 2007. Cette augmentation des flux de trésorerie affectés aux activités d'investissement a découlé de l'acquisition de NovaGreen, de l'augmentation de la participation dans SCGED et des dépenses liées aux autres actifs et aux immobilisations en 2008. Les flux de trésorerie affectés aux activités d'investissement reflètent les décaissements effectifs aux fins des activités d'investissement et peuvent ne pas correspondre au montant présenté dans les rubriques du rapport de gestion portant sur le capital investi en raison du moment des décaissements et du fait que certaines acquisitions peuvent constituer des opérations sans effet sur la trésorerie.

Activités de financement

Les flux de trésorerie tirés des activités de financement du troisième trimestre de 2008 ont été de 23,7 millions de dollars comparativement à des flux de trésorerie affectés de 21,8 millions de dollars pour la période correspondante de 2007. Cette augmentation est principalement imputable à une augmentation nette de 59,2 millions de dollars de la dette à long terme et à la hausse des distributions versées, contrebalancée par les produits tirés de l'émission de parts en vertu des régimes de réinvestissement des distributions.

Sources de financement

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 septembre 2008, l'encours de la dette d'AltaGas totalisait 556,7 millions de dollars, contre 220,7 millions de dollars au 31 décembre 2007. Au 30 septembre 2008, la Fiducie avait 200,0 millions de dollars en billets à moyen terme en cours et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 750,0 millions de dollars. Au 30 septembre 2008, la dette bancaire prélevée de la Fiducie s'établissait à 332,5 millions de dollars et les lettres de crédit en cours totalisaient 63,9 millions de dollars. La Fiducie a acquis des débentures convertibles d'une valeur nominale de 22,1 millions de dollars dans le cadre de l'acquisition de Taylor. Au cours des neuf mois terminés le 30 septembre 2008, une tranche de 1,8 million de dollars a été convertie en parts de fiducie. La juste valeur des débentures convertibles en circulation au 30 septembre 2008 était fixée à 17,2 millions de dollars, soit une valeur nominale de 16,7 millions de dollars.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 30 septembre 2008, ce ratio était de 37,5 %, en hausse par rapport à 27,4 % au 31 décembre 2007, et en hausse contre 36,4 % à la fin du deuxième trimestre de 2008. Le ratio de couverture d'intérêt des bénéfices de la Fiducie pour les douze derniers mois terminés le 30 septembre 2008 était de 6,7.

Le 3 avril 2008, la Fiducie a déposé un supplément de prospectus au prospectus préalable de base simplifié daté du 8 août 2007. Le supplément établit le programme des billets à moyen terme d'AltaGas et donne à AltaGas l'accès au marché canadien des billets à moyen terme, au besoin.

OBLIGATIONS CONTRACTUELLES

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas par rapport à celles présentées dans le rapport de gestion du rapport annuel 2007 de la Fiducie.

PARTIES LIÉES

La Fiducie a vendu 9,0 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière pour le troisième trimestre de 2008 dans le cours normal des affaires de la Fiducie. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,1 million de dollars de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,1 million de dollars. Les opérations entre AltaGas et Utility Group sont évaluées à la valeur d'échange convenue par les deux parties. La Fiducie exerce un contrôle notable sur Utility Group puisque le président et chef de la direction d'AltaGas est un administrateur de Utility Group.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 21 900 $ ont été faits au troisième trimestre de 2008 (21 171 $ au troisième trimestre de 2007), soit la valeur d'échange des biens convenue par les deux parties. Le bail arrive à échéance à la fin de 2008.

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T3 08**	T2 08	T1 08	T4 07	T3 07	T2 07	T1 07	T4 06
Produits nets[1]	**122,7**	117,3	110,7	76,4	88,2	80,1	79,3	84,6
Bénéfice d'exploitation[1]	**50,7**	37,0	47,6	28,9	37,5	31,2	29,0	32,0
Bénéfice net	**53,5**	32,9	37,6	31,8	31,4	21,1	24,6	27,3

(en dollars par part)	**T3 08**	T2 08	T1 08	T4 07	T3 07	T2 07	T1 07	T4 06
Bénéfice net								
De base	**0,75**	0,49	0,58	0,55	0,54	0,37	0,43	0,49
Dilué	**0,75**	0,49	0,57	0,55	0,54	0,37	0,43	0,49
Distributions déclarées[2]	**0,535**	0,525	0,525	0,525	0,52	0,51	0,51	0,51

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique « Mesures financières non conformes aux PCGR » du présent rapport de gestion.*

[2] *Exclut la distribution spéciale d'une action ordinaire de Utility Group pour chaque 100 parts de fiducie et parts échangeables détenues le 27 août 2007, chaque part étant évaluée à 0,076 $ la part.*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable, y compris la hausse générale des prix de l'électricité en Alberta, des différentiels de fractionnement plus élevés et des cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Au quatrième trimestre de 2006, la Fiducie a constaté une dépréciation de l'écart d'acquisition de 0,6 million de dollars et reporté 0,8 million de dollars de produits tirés des activités de transport.
- Au deuxième trimestre de 2007, la Fiducie a constaté une charge d'impôts futurs de 6,5 millions de dollars par suite de la nouvelle loi fiscale incluse dans le projet de loi C-52, EIPD, qui a pratiquement été adopté par le gouvernement du Canada. Cette charge hors trésorerie imputée au bénéfice représente les écarts temporaires entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas.
- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite de l'adoption de fond d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral.
- Au cours du premier trimestre de 2008, l'acquisition de Taylor a été conclue pour une contrepartie totale de 455,2 millions de dollars, dont une contrepartie au comptant de 256,3 millions de dollars et l'émission de parts totalisant 198,9 millions de dollars. L'acquisition de Taylor s'est traduite par une amélioration des résultats du premier trimestre de 2008.
- Le troisième trimestre de 2008 comprenait un gain avant impôts de 1,4 million de dollars sur la vente d'un projet d'électricité en développement.

- Au cours du troisième trimestre de 2008, AltaGas a constaté un recouvrement d'impôts de 13,8 millions de dollars lié à un passif d'impôts futurs réduit en raison de la baisse des taux d'imposition effectifs découlant de la restructuration des entités juridiques au sein de la structure de la fiducie.

Meilleures perspectives par Standard & Poor's

En juillet 2008, Standard & Poor's (S&P) a modifié ses perspectives de stables à positives, en raison de l'intégration harmonieuse des actifs de Taylor aux activités d'AltaGas, de l'engagement de cette dernière envers le maintien d'un bilan acceptable et de l'utilisation continue de saines politiques de gestion du risque appliquées aux activités de services d'électricité et à l'exposition au risque marchandises.

Meilleures tendances par Dominion Bond Rating Service

En septembre 2008, Dominion Bond Rating Service (DBRS) a modifié la tendance de la Fiducie de stable à positive, en raison de l'intégration harmonieuse des actifs de Taylor aux activités d'AltaGas, de l'engagement de cette dernière envers le maintien d'un bilan acceptable et des progrès accomplis dans la diversification de ses bénéfices et de ses flux de trésorerie.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres d'AltaGas Services Inc. (ASI) ont échangé leurs actions dans ASI contre des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 31 octobre 2008, la Fiducie comptait 69,3 millions de parts de fiducie et 2,2 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,4 milliard de dollars, d'après le cours de clôture de 19,25 $ la part de fiducie le 31 octobre 2008. Au 31 octobre 2008, 1,6 million d'options étaient en cours et 489 409 options pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions au moyen des flux de trésorerie d'exploitation. Dans les trois mois terminés le 30 septembre 2008, la Fiducie a déclaré des distributions de 38,0 millions de dollars par rapport à des flux de trésorerie d'exploitation de 50,4 millions de dollars (respectivement 30,0 millions de dollars et 30,8 millions de dollars pour la période correspondante de 2007).

Dans les neuf mois terminés le 30 septembre 2008, la Fiducie a déclaré des distributions de 108,3 millions de dollars en regard de flux de trésorerie d'exploitation de 167,7 millions de dollars (respectivement 88,2 millions de dollars et 123,5 millions de dollars pour la période correspondante de 2007). AltaGas a un ratio dividendes/bénéfice cible qui varie de 65 % à 75 % des liquidités provenant de l'exploitation.

Au deuxième trimestre de 2008, AltaGas a annoncé que le conseil d'administration d'AltaGas General Partner Inc., délégué du fiduciaire, a augmenté sa distribution au comptant mensuelle, la faisant passer de 0,175 $ la part (2,10 $ la part annualisée) à 0,18 $ la part (2,16 $ la part annualisée) à compter de la distribution du 15 septembre 2008. Il s'agissait de la cinquième augmentation des distributions d'AltaGas depuis sa conversion en fiducie en mai 2004, représentant au total une hausse de 20 % depuis sa création.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2006 :

Distributions (en dollars par part)	**2008**	2007	2006
Premier trimestre	**0,525**	0,510	0,485
Deuxième trimestre	**0,525**	0,510	0,495
Troisième trimestre	**0,535**	0,520	0,505
Quatrième trimestre	**-**	0,525	0,510
Distribution d'actions[1]	**-**	0,076	-
	1,585	2,141	1,995

[1] *Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007.*

MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2008

Chapitre 1535, «Informations à fournir concernant le capital»

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre est en vigueur et s'applique à la Fiducie depuis le 1er janvier 2008.

Chapitre 3031, «Stocks»

Le nouveau chapitre 3031 du *Manuel de l'ICCA*, «Stocks», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2008 et donne des directives sur la détermination du coût et sa comptabilisation ultérieure en charges, y compris toute dépréciation jusqu'à la valeur nette de réalisation. Ce nouveau chapitre est en vigueur et s'applique à la Fiducie depuis le 1er janvier 2008.

Chapitre 3862, «Instruments financiers – informations à fournir», et chapitre 3863, «Instruments financiers – présentation»

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres sont entrés en vigueur le 1er janvier 2008 pour la Fiducie.

Modifications comptables futures

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre entrera en vigueur le 1er janvier 2009 pour la Fiducie. La Fiducie ne prévoit pas d'incidence financière découlant de ce nouveau chapitre du *Manuel de l'ICCA*.

Normes internationales d'information financière (IFRS)

En 2006, le Conseil des normes comptables a dévoilé un nouveau plan stratégique pour la conversion des PCGR du Canada aux normes IFRS à compter de 2011. Un diagnostic approfondi a été posé pour évaluer les secteurs susceptibles d'avoir une incidence sur les états financiers dressés conformément aux IFRS, laquelle ne peut être raisonnablement estimée à l'heure actuelle.

AltaGas a élaboré une charte de projet identifiant un comité directeur et plusieurs groupes et champs de travail propres aux normes. Le comité directeur regroupe des membres de la haute direction et est chargé de surveiller les progrès et de prendre des décisions importantes à l'égard de la transition aux IFRS. AltaGas a formé une équipe qui est en voie d'effectuer une évaluation détaillée des différences entre les normes comptables actuelles d'AltaGas et les IFRS.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas sont restées inchangées depuis le 31 décembre 2007 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour les périodes de trois et neuf mois terminées le 30 septembre 2008. Pour en savoir plus à l'égard de ces conventions, se reporter aux notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel 2007 d'AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour les périodes de trois mois et neuf mois terminées le 30 septembre 2008 et les notes afférentes aux états financiers consolidés vérifiés de 2007 figurant dans le rapport annuel de 2007 de la Fiducie. Certaines de ces conventions portent sur des estimations comptables critiques en raison de l'exigence de porter des jugements particulièrement subjectifs ou complexes à l'égard de questions qui sont intrinsèquement incertaines et de la probabilité de pouvoir constater des montants sensiblement différents dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas ont trait aux actifs et aux passifs de gestion du risque, à la dotation aux amortissements, aux obligations liées à la mise hors service d'immobilisations, à l'évaluation de la dépréciation d'actifs et au passif d'impôts futurs. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel de 2007 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour les trois mois et neuf mois terminés le 30 septembre 2008.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans des rapports déposés ou soumis en vertu des lois sur les valeurs mobilières est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie est chargée d'établir et de maintenir des contrôles internes à l'égard de l'information financière pour fournir l'assurance raisonnable que les informations financières et la préparation des états financiers sont fiables. Tous les systèmes de contrôle interne, peu importe la qualité de leur conception, ont leur limite. Un système de conception ultra efficace ne peut fournir qu'une assurance raisonnable à l'égard de la préparation et de la présentation des états financiers. Au cours du troisième trimestre de 2008, aucun changement important n'a été apporté aux contrôles internes à l'égard de l'information financière de la Fiducie.

Des tests d'efficacité des principaux contrôles internes sont présentement en cours par suite de la modification des exigences en matière d'information continue en vertu du Règlement 51-109 publiée par les Autorités canadiennes en valeurs mobilières.

Bilans consolidés

(non vérifié)

(en milliers de dollars)	**30 septembre 2008**	31 décembre 2007
ACTIF		
Actif à court terme		
Trésorerie et équivalents de trésorerie	**21 337 $**	12 451 $
Débiteurs	**198 267**	191 879
Stocks	**574**	130
Dépôts des clients	**24 532**	24 369
Gestion du risque *(note 11)*	**106 399**	66 811
Autres actifs à court terme	**6 792**	9 714
	357 901	305 354
Immobilisations *(note 6)*	**1 401 840**	682 322
Ententes, contrats et relations de services énergétiques *(note 7)*	**141 404**	95 716
Écart d'acquisition	**148 288**	18 260
Gestion du risque *(note 11)*	**42 415**	33 640
Placements à long terme et autres actifs	**21 644**	64 509
	2 113 492 $	1 199 801 $
PASSIF ET AVOIR DES PORTEURS DE PARTS		
Passif à court terme		
Créditeurs et charges à payer	**191 927 $**	177 802 $
Distributions à payer aux porteurs de parts	**12 841**	10 167
Dette à court terme	**145**	3 551
Tranche de la dette à long terme échéant à moins d'un an *(note 8)*	**1 355**	1 234
Dépôts des clients	**24 532**	24 369
Produits constatés d'avance	**2 777**	1 718
Gestion du risque *(note 11)*	**103 933**	60 848
Autres passifs à court terme	**20 023**	9 321
	357 533	289 010
Dette à long terme *(note 8)*	**538 505**	215 949
Obligations liées à la mise hors service d'immobilisations	**40 532**	18 811
Impôts futurs	**194 121**	58 229
Gestion du risque *(note 11)*	**32 748**	30 166
Débentures convertibles *(note 9)*	**16 717**	-
Autres passifs à long terme	**5 512**	2 948
	1 185 668	615 113
Avoir des porteurs de parts *(notes 12 et 13)*	**927 824**	584 688
	2 113 492 $	1 199 801 $

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

(en milliers de dollars, sauf les montants par part)	Trimestres terminés les 30 septembre 2008	2007	Neuf mois terminés les 30 septembre 2008	2007
PRODUITS				
Exploitation	**457 168 $**	320 165 $	**1 389 462 $**	1 086 841 $
Gain latent sur gestion du risque *(note 11)*	**3 654**	1 142	**1 386**	1 617
Divers	**(120)**	762	**1 390**	3 454
	460 702	322 069	**1 392 238**	1 091 912
CHARGES				
Coût des produits vendus	**338 042**	233 896	**1 041 545**	844 351
Charges d'exploitation et d'administration	**54 593**	39 073	**165 187**	114 148
Amortissement :				
Immobilisations	**14 835**	9 747	**42 800**	29 986
Ententes, contrats et relations de services énergétiques	**2 552**	1 903	**7 412**	5 710
	410 022	284 619	**1 256 944**	994 195
Intérêts débiteurs				
Dette à court terme	**105**	121	**311**	269
Dette à long terme	**5 921**	2 734	**19 032**	8 710
Bénéfice avant impôts sur les bénéfices	**44 654**	34 595	**115 951**	88 738
Charge (recouvrement) d'impôts				
Impôts exigibles	**2 177**	-	**2 393**	-
Impôts futurs	**(10 977)**	3 237	**(10 386)**	11 747
Bénéfice net	**53 454**	31 358	**123 944**	76 991
Bénéfice cumulé au début de la période	**580 902**	447 251	**510 412**	401 618
Bénéfice cumulé à la fin de la période	**634 356 $**	478 609 $	**634 356 $**	478 609 $
Résultat net par part *(note 15)*				
De base	**0,75 $**	0,54 $	**1,83 $**	1,35 $
Dilué	**0,75 $**	0,54 $	**1,81 $**	1,35 $
Nombre moyen pondéré de parts en circulation (en milliers) *(notes 13 et 15)*				
De base	**71 138**	57 692	**67 873**	57 188
Dilué	**72 042**	57 744	**68 794**	57 227

Voir les notes afférentes aux états financiers consolidés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 septembre 2008		2007		Neuf mois terminés les 30 septembre 2008		2007	
Bénéfice net	**53 454**	**$**	31 358	$	**123 944**	**$**	76 991	$
Autres éléments du résultat étendu, après impôts								
Gain net latent (perte nette latente) sur les actifs financiers disponibles à la vente	**-**		889		**(17 873)**		11 288	
Gain net latent sur les dérivés désignés comme couvertures de flux de trésorerie	**15 689**		5 688		**823**		1 602	
Reclassement dans le bénéfice net du gain net sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures	**4 810**		5 858		**2 387**		2 469	
	20 499		12 435		**(14 663)**		15 359	
Résultat étendu	**73 953**	**$**	43 793	$	**109 281**	**$**	92 350	$
Cumul des autres éléments du résultat étendu au début de la période	**(7 993)**	**$**	290	$	**27 169**	**$**	-	
Rajustement résultant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**-**		-				(2 634)	
Autres éléments du résultat étendu, après impôts	**20 499**		12 435		**(14 663)**		15 359	
Cumul des autres éléments du résultat étendu à la fin de la période	**12 506**	**$**	12 725	$	**12 506**	**$**	12 725	$

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 septembre 2008	2007	Neuf mois terminés les 30 septembre 2008	2007
Flux de trésorerie d'exploitation				
Bénéfice net	**53 454 $**	31 358 $	**123 944 $**	76 991 $
Éléments sans effet sur la trésorerie :				
Amortissement	**17 387**	11 650	**50 212**	35 696
Désactualisation des obligations liées à la mise hors service d'immobilisations	**838**	416	**1 793**	1 266
Rémunération à base de parts	**105**	128	**300**	459
Charge (recouvrement) d'impôts futurs	**(10 977)**	3 237	**(10 386)**	11 747
(Gain) perte à la vente d'actifs *(note 19)*	**(1 407)**	1 381	**(1 725)**	(182)
Quote-part du bénéfice (de la perte) de sociétés satellites	**165**	29	**(416)**	(1 664)
Distributions reçues de sociétés satellites	**72**	232	**209**	1 490
Gain latent sur gestion du risque	**(3 654)**	(1 142)	**(1 386)**	(1 617)
Divers	**300**	330	**694**	877
Obligations liées à la mise hors service d'immobilisations réglées	**(182)**	(412)	**(399)**	(552)
Variation nette du fonds de roulement hors trésorerie *(note 16)*	**(5 722)**	(16 439)	**4 875**	(1 043)
	50 379	30 768	**167 715**	123 468
Activités d'investissement				
Augmentation des dépôts des clients	**(517)**	(3 337)	**(163)**	(9 520)
Diminution de l'effet à recevoir	**1 000**	-	**6 500**	-
Acquisition d'immobilisations	**(26 642)**	(16 197)	**(110 875)**	(37 085)
Cession d'immobilisations	**6 589**	9 215	**15 432**	9 722
Acquisition de placements à long terme et d'autres actifs	**(45 911)**	(1 313)	**(306 916)**	(2 112)
Cession de placements à long terme et d'autres actifs	**-**	2 700	**-**	3 075
	(65 481)	(8 932)	**(396 022)**	(35 920)
Activités de financement				
Augmentation (diminution) de la dette à court terme	**(2 154)**	1 020	**(3 406)**	2 865
Émission nette (remboursement net) de la dette à long terme renouvelable	**59 226**	(1 703)	**212 892**	(138 816)
Émission de la dette à long terme	**(207)**	-	**(207)**	100 000
Remboursement de la dette à long terme	**(4 636)**	-	**(5 369)**	-
Distributions aux porteurs de parts	**(37 666)**	(29 845)	**(105 732)**	(87 655)
Produit net de l'émission de parts	**9 091**	8 696	**134 515**	35 145
Produit net de l'émission de bons de souscription *(note 12)*	**-**	-	**4 500**	-
	23 654	(21 832)	**237 193**	(88 461)
Variation de la trésorerie et des équivalents de trésorerie	**8 552**	4	**8 886**	(913)
Trésorerie et équivalents de trésorerie au début de la période	**12 785**	12 309	**12 451**	13 226
Trésorerie et équivalents de trésorerie à la fin de la période	**21 337 $**	12 313 $	**21 337 $**	12 313 $

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés

(non vérifié)

(Les montants des tableaux sont en milliers de dollars, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2007, à l'exception de celles présentées dans les notes 3 et 4 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2007 compris dans le rapport annuel de la Fiducie.

2. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

3. MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2008

En date du 1er janvier 2008, la Fiducie a adopté les nouvelles exigences comptables du *Manuel de l'ICCA* relativement au chapitre 1535, «Informations à fournir concernant le capital», au chapitre 3031, «Stocks», au chapitre 3862, «Instruments financiers – informations à fournir», et au chapitre 3863, «Instruments financiers – présentation». Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées de manière prospective sans retraitement des états financiers des périodes antérieures.

Informations à fournir concernant le capital

Le chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie, qui ont été présentés à la note 10.

Stocks

Les stocks comprennent le matériel et les fournitures et les produits de liquides de gaz naturel (LGN) destinés à la vente. Tous les stocks sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût est déterminé selon une formule du coût moyen pondéré.

Instruments financiers

Le chapitre 3862, «Instruments financiers – informations à fournir», et le chapitre 3863, «Instruments financiers – présentation», qui remplacent le chapitre 3861, «Instruments financiers – informations à fournir et présentation», s'appliquent à la Fiducie en date du 1er janvier 2008. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Le chapitre 3863 traite du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Des renseignements supplémentaires pour se conformer à ces normes sont présentés à la note 11.

Modifications comptables futures

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064, qui remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement», du *Manuel de* l'ICCA, s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre entrera en vigueur le 1er janvier 2009 pour la Fiducie.

Normes internationales d'information financière (IFRS)

En 2006, le Conseil des normes comptables a dévoilé un nouveau plan stratégique pour la conversion des PCGR du Canada aux normes IFRS à compter de 2011. Un diagnostic approfondi a été posé par suite de l'évaluation des secteurs susceptibles d'avoir une incidence sur les états financiers dressés conformément aux IFRS, laquelle ne peut être raisonnablement estimée à l'heure actuelle.

AltaGas a élaboré une charte de projet qui prévoit un comité directeur et plusieurs groupes et champs de travail propres aux normes. Le comité directeur regroupe des membres de la haute direction et est chargé de surveiller les progrès et de prendre des décisions importantes à l'égard de la transition vers les IFRS. AltaGas a formé une équipe qui est en voie d'effectuer une évaluation détaillée des différences entre les normes comptables actuelles d'AltaGas et les IFRS.

4. MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES

Par suite de l'acquisition de Taylor NGL Limited Partnership (Taylor) et de l'émission de bons de souscription d'AltaGas, la Fiducie a mis à jour les principales conventions comptables suivantes.

Ententes, contrats et relations de services énergétiques et amortissement

Les ententes, les contrats et les relations de services énergétiques sont comptabilisés au coût, lequel représentait la juste valeur au moment de l'achat, et sont amortis selon la méthode linéaire jusqu'à leur échéance ou sur leur durée de vie utile estimative :

Ententes d'achat d'électricité (EAE) de Sundance B	19 ans
Contrats de mise en marché du gaz naturel et de l'électricité	18 à 49 mois
Relations de services énergétiques	15 ans
Contrats d'extraction et transport	10 à 20 ans

AltaGas détient 50 % de deux EAE de Sundance B en raison de sa participation dans ASTC Power Partnership (ASTC). ASTC s'est engagée à acheter toute l'électricité des deux génératrices de Sundance B, dont la capacité de production est 353 MW. Le placement dans ces EAE et les produits et les charges qui en découlent sont comptabilisés selon la méthode proportionnelle. Les EAE de Sundance B prévoient la nécessité d'engager des capitaux pour faire des acquisitions. La Fiducie a l'obligation de faire les paiements aux propriétaires des génératrices sous-jacentes sur la durée restante des EAE jusqu'au 31 décembre 2020. Ces paiements sont comptabilisés à titre de coût des produits vendus lorsqu'ils sont engagés. Les produits provenant de la vente de l'électricité réservée sont inscrits lorsque l'électricité est livrée.

Les contrats de mise en marché du gaz naturel et de l'électricité représentent les droits et les obligations d'acheter et de vendre des volumes fixes de gaz naturel et d'électricité à des prix établis. Les produits et les charges sont inscrits lorsque le gaz naturel et l'électricité sont livrés.

Des relations de services énergétiques ont été acquises parallèlement à la quasi-totalité des actifs et passifs de iQ2 Power Corp., AltaGas Energy Limited Parthership, ECNG Canada Ltd. et Energistics Group Inc., et sont comptabilisées à leur juste valeur et amorties selon la méthode linéaire à compter de l'échéance des contrats de mise en marché à court terme connexes sur la durée de vie utile prévue de 15 ans des relations.

Les contrats d'extraction et transport ont été acquis dans le cadre de l'acquisition de Taylor et sont comptabilisés à la juste valeur et amortis selon la méthode linéaire sur la durée de vie prévue moyenne des contrats.

Données par part

Le résultat net de base par part est calculé d'après le nombre moyen pondéré de parts de fiducie et de parts échangeables en circulation pendant la période. Le résultat net dilué par part est calculé comme si le produit obtenu à l'exercice des options avait servi pour acheter des parts au cours moyen du marché pendant la période en plus des parts de fiducie pouvant être émises à la conversion des débentures et des bons de souscription convertibles en circulation. Le résultat net dilué est augmenté par l'intérêt couru sur les débentures convertibles et diminué par la désactualisation des débentures convertibles.

Débentures convertibles

Les débentures convertibles sont comptabilisées à leur juste valeur au moment de l'acquisition, moins la valeur attribuée au droit de conversion, lequel est inclus dans l'avoir des porteurs de parts. L'écart entre la juste valeur et le montant du capital est imputé aux résultats au taux effectif.

Bons de souscription

Les bons de souscription sont comptabilisés à la juste valeur, réputée être le produit brut à l'émission, et sont inclus dans l'avoir des porteurs de parts.

5. ACQUISITIONS D'ENTREPRISE

Acquisition de Taylor NGL Limited Partnership

Le 10 janvier 2008, AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) a acquis la totalité des parts de société en commandite en circulation de Taylor autres que les parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées. Taylor menait des activités dans le secteur énergétique à titre de propriétaire d'installations d'extraction de LGN, d'installations de traitement du gaz naturel et de deux gazoducs de LGN. De plus, Taylor détenait une participation dans une centrale hydroélectrique au fil de l'eau de 7 MW.

AltaGas a offert aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'un montant au comptant maximal de 245,0 millions de dollars et d'un nombre maximal de 8,0 millions de parts de fiducie, y compris jusqu'à environ 1,9 million de parts échangeables. Avant la clôture de l'acquisition, des débentures convertibles de 27,9 millions de dollars de Taylor ont été rachetées, ce qui a entraîné une augmentation de 2,7 millions du nombre de parts en circulation de Taylor. Le prix d'achat total était de 593,6 millions de dollars, y compris 256,3 millions de dollars au comptant et 7,7 millions de parts de fiducie (dont 0,2 million de parts échangeables), évaluées à 198,9 millions de dollars pour toutes les parts en circulation non détenues auparavant par AltaGas, une dette et des débentures convertibles prises en charge de 132,5 millions de dollars et des coûts de transaction de 5,9 millions de dollars. La valeur des parts de fiducie émises a été déterminée en fonction du prix du marché moyen pondéré des deux jours précédant et des deux jours suivant le 11 novembre 2007, date à laquelle l'offre a été acceptée et annoncée.

Le tableau suivant présente le montant total de la contrepartie et la juste valeur estimative des actifs acquis et des passifs pris en charge à la date de l'acquisition. Tout rajustement final pourrait modifier considérablement la répartition du prix d'achat ainsi que la juste valeur attribuée aux actifs et aux passifs. La répartition provisoire du prix d'achat s'établit comme suit :

Contrepartie totale pour la totalité des parts de Taylor		
Coût du placement (8,9 %) dans Taylor détenu initialement par AltaGas		23 156 $
Prix d'achat des parts de Taylor restantes (91,1 %)		
Contrepartie au comptant	256 281	
Parts	198 861	
Coûts de transaction estimatifs	5 884	
Composante capitaux propres des débentures convertibles de Taylor	2 127	463 153
Contrepartie totale		486 309 $
Répartition du prix d'achat de Taylor (100 %)		
Actifs acquis		
Actif à court terme	30 584	
Immobilisations	592 030	
Ententes, contrats et relations de services énergétiques	53 100	
Écart d'acquisition	125 680	
Placements à long terme et autres actifs	4 640	806 034
Moins : passifs pris en charge		
Passif à court terme	27 549	
Dette à long terme	110 423	
Débentures convertibles	22 171	
Obligations liées à la mise hors service d'immobilisations	18 741	
Impôts futurs	135 320	
Obligations futures à l'égard des employés	2 542	
Gestion du risque	2 979	319 725
		486 309 $

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Taylor au coût. Par conséquent, le placement dans Taylor a été désigné comme disponible à la vente et a été évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu. Depuis le 10 janvier 2008, Taylor est incluse dans les états financiers consolidés d'AltaGas.

AltaGas a utilisé sa facilité de crédit disponible pour financer la contrepartie au comptant de 256,3 millions de dollars versée pour l'acquisition de Taylor.

Acquisition de NovaGreenPower Inc.

Le 31 juillet 2008, AltaGas a acquis NovaGreenPower Inc. (NovaGreen), une filiale en propriété exclusive de NovaGold Resources Inc., pour une contrepartie de 35,0 millions de dollars à la clôture majorée de 5,0 millions de dollars à l'exécution de certaines conditions. NovaGreen procédait à la mise en valeur du projet hydroélectrique au fil de l'eau Forrest Kerr dans le nord-ouest de la Colombie-Britannique, qui devrait avoir une capacité de 195 MW. NovaGreen avait aussi trois autres projets de mise en valeur, tous situés dans la même région que Forrest Kerr, d'une capacité additionnelle potentielle hydroélectrique au fil de l'eau de 130 MW.

Acquisition d'une participation de 45 % dans GreenWing Energy Development Limited Partnership

Le 15 août 2008, AltaGas a fait l'acquisition de la participation de 45 % de GreenWing Energy Management Ltd. dans la société en commandite GreenWing Energy Development (SCGED) pour une contrepartie de 12,3 millions de dollars. Ainsi, la Fiducie détient maintenant la totalité de SCGED.

6. IMMOBILISATIONS

	30 septembre 2008			31 décembre 2007		
	Coût	Amortissement cumulé	Valeur comptable nette	Coût	Amortissement cumulé	Valeur comptable nette
Extraction et transport						
Immobilisations liées à l'extraction et au transport	**852 096 $**	**(64 372) $**	**787 724 $**	255 810 $	(46 078) $	209 732 $
Collecte et traitement sur place						
Immobilisations liées à la collecte et au traitement sur place	**608 445**	**(168 453)**	**439 992**	569 944	(148 297)	421 647
Autres immobilisations	**6 459**	**(2 944)**	**3 515**	4 416	(2 161)	2 255
Services énergétiques						
Immobilisations liées aux services énergétiques	**10 610**	**(1 128)**	**9 482**	9 693	(896)	8 797
Autres immobilisations	**917**	**(417)**	**500**	2 018	(156)	1 862
Production d'électricité						
Contrat de location-acquisition *(note 8)*	**13 798**	**(5 633)**	**8 165**	13 798	(4 596)	9 202
Immobilisations liées à la production d'électricité	**142 386**	**-**	**142 386**	22 013	-	22 013
Siège social						
Autres immobilisations	**24 001**	**(13 925)**	**10 076**	19 230	(12 416)	6 814
	1 658 712 $	**(256 872) $**	**1 401 840 $**	896 922 $	(214 600) $	682 322 $

Pour les neuf mois terminés le 30 septembre 2008, les intérêts capitalisés sur les projets de construction d'immobilisations à long terme ont été de 2,0 millions de dollars (0,8 million de dollars au 31 décembre 2007). Au 30 septembre 2008, la Fiducie avait dépensé environ 145,1 millions de dollars (42,6 millions de dollars au 31 décembre 2007) pour des projets d'immobilisations en construction qui n'étaient pas encore assujettis à l'amortissement.

En janvier 2008, la Fiducie a fait l'acquisition de Taylor (note 5), ce qui a donné lieu à l'accroissement des immobilisations des secteurs Extraction et transport et Collecte et traitement sur place.

7. ENTENTES, CONTRATS ET RELATIONS DE SERVICES ÉNERGÉTIQUES

	30 septembre 2008			31 décembre 2007		
	Coût	Amortissement cumulé	Valeur comptable nette	Coût	Amortissement cumulé	Valeur comptable nette
Ententes de services et d'extraction et transport, et contrats de services énergétiques	**168 171 $**	**(44 085) $**	**124 086 $**	115 071 $	(37 717) $	77 354 $
Relations de services énergétiques	**20 892**	**(3 574)**	**17 318**	20 892	(2 530)	18 362
	189 063 $	**(47 659) $**	**141 404 $**	135 963 $	(40 247) $	95 716 $

L'amortissement des relations de services énergétiques a commencé en 2006, après l'échéance des contrats de mise en marché à court terme connexes.

En janvier 2008, la Fiducie a fait l'acquisition de Taylor (note 5), ce qui explique la plupart des acquisitions depuis le 31 décembre 2007.

8. DETTE À LONG TERME

	30 septembre 2008	31 décembre 2007
Emprunts d'exploitation	**332 500 $**	8 000 $
Billets à moyen terme	**200 000**	200 000
Obligations découlant de contrats de location-acquisition	**9 119**	10 034
Autres dettes à long terme	**1 344**	–
Frais de financement reportés non amortis	**(3 103)**	(851)
	539 860	217 183
Moins la tranche échéant à moins d'un an	**1 355**	1 234
	538 505 $	215 949 $

Emprunts d'exploitation

Au 30 septembre 2008, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (300,0 millions de dollars au 31 décembre 2007) auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR, des acceptations bancaires ou des crédits documentaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Le 30 septembre 2007, AltaGas a négocié une prorogation de la date d'échéance de sa facilité jusqu'au 30 septembre 2010.

Le 31 mars 2008, la Fiducie a négocié une nouvelle facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR ou des acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé, et la facilité vient à échéance le 28 septembre 2009.

Au 30 septembre 2008, la Fiducie avait prélevé 332,5 millions de dollars (8,0 millions de dollars au 31 décembre 2007) sur les facilités. Le taux d'intérêt préférentiel au 30 septembre 2008 était de 4,75 % (6,0 % au 31 décembre 2007). Le taux moyen des acceptations bancaires de la Fiducie au 30 septembre 2008 était de 4,2 % (5,2 % au 31 décembre 2007).

Billets à moyen terme

Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, les intérêts étant payables semestriellement.

Le 19 janvier 2007, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital additionnel de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012.

Facilité de lettres de crédit

Au 30 septembre 2008, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2007) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux

taux applicables selon la nature du montant prélevé. Au 30 septembre 2008, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 61,1 millions de dollars (61,7 millions de dollars au 31 décembre 2007).

9. DÉBENTURES CONVERTIBLES

Le 10 janvier 2008, AltaGas a pris en charge un montant en capital de 22,1 millions de dollars des débentures convertibles à 5,85 % dans le cadre de l'acquisition de Taylor. Les débentures arrivent à échéance le 10 septembre 2010 et les intérêts sont payables semestriellement le 10 septembre et le 10 mars de chaque année. Avant l'échéance, les débentures peuvent être converties en parts de fiducie au gré du porteur au prix de conversion de 24,64 $ par part de fiducie.

La Fiducie peut racheter les débentures convertibles après le 10 septembre 2008 et avant le 10 septembre 2009, en totalité ou en partie, à un prix égal au montant en capital plus les intérêts courus et impayés, le cas échéant, à condition que, à la date de l'avis donnée, le cours du marché des parts de fiducie ne soit pas en deçà de 125,0 % du prix de conversion, assujetti à un ajustement dans certaines situations. Après le 10 septembre 2009 et avant l'échéance des débentures convertibles, la Fiducie peut racheter les débentures convertibles à un prix égal au montant en capital plus les intérêts courus et impayés, le cas échéant. La Fiducie peut choisir de payer les intérêts sur les débentures en émettant des parts de fiducie.

Solde au 31 décembre 2007	- $
Juste valeur des débentures convertibles *(note 5)*	22 171
Charge de désactualisation	(13)
Conversion en parts de fiducie	(1 287)
Rachetées au comptant	(4 154)
Solde au 30 septembre 2008	**16 717 $**

10. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

Dans sa gestion du capital, la Fiducie vise à maintenir ses notations de première qualité, à maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie tient compte de l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu), de la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie reste la même depuis 2007.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Le ratio d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 30 septembre 2008, ce ratio était de 37,5 % (27,4 % au 31 décembre 2007).

Toutes les facilités d'emprunt sont assorties de tests financiers et d'autres clauses restrictives habituelles pour ces types de facilités, qui doivent être respectées chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

11. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel, des liquides de gaz naturel et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Juste valeur des instruments financiers

Au 30 septembre 2008, tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire, ont été portés au bilan à la juste valeur. La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt et de taux de change est effectué selon les cours du marché.

La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs. La juste valeur des débentures convertibles a été estimée selon le modèle de Black et Scholes.

La valeur comptable et la juste valeur des actifs et des passifs financiers de la Fiducie se présentaient comme suit :

Sommaires des justes valeurs	**30 septembre 2008**				31 décembre 2007			
(en milliers de dollars)	**Valeur comptable**		**Juste valeur**		Valeur comptable		Juste valeur	
Actifs financiers								
Détenus à des fins de transaction								
Trésorerie et équivalents de trésorerie[1]	**21 337**	**$**	**21 337**	**$**	12 451	$	12 451	$
Gestion du risque – dérivés[2]	**121 134**		**121 134**		83 200		83 200	
Couvertures de flux de trésorerie								
Gestion du risque[2]	**27 680**		**27 680**		17 251		17 251	
Prêts et créances								
Débiteurs et autres actifs[1, 3]	**196 757**		**196 757**		194 936		194 936	
Dépôts de clients[1]	**24 532**		**24 532**		24 369		24 369	
Disponibles à la vente								
Placements à long terme et autres actifs	**-**		**-**		44 746		44 746	
	391 440	**$**	**391 440**	**$**	376 953	$	376 953	$
Passifs financiers								
Détenus à des fins de transaction								
Gestion du risque – dérivés[2]	**126 327**	**$**	**126 327**	**$**	86 799	$	86 799	$
Couvertures de flux de trésorerie								
Gestion du risque[2]	**10 355**		**10 355**		4 215		4 215	
Autres passifs financiers								
Créditeurs et autres charges à payer[1, 4]	**206 661**		**206 661**		185 943		185 943	
Dépôts de clients[1]	**24 532**		**24 532**		24 369		24 369	
Dette à court terme	**145**		**145**		3 551		3 551	
Dette à long terme[5]	**542 963**		**534 970**		218 033		208 036	
Débentures convertibles	**16 717**		**17 239**		-		-	
	927 700	**$**	**920 229**	**$**	522 910	$	512 913	$

[1] *En raison de la nature ou de l'échéance à court terme de ces instruments financiers, la valeur comptable se rapproche de la juste valeur.*

[2] *La juste valeur correspond à la valeur comptable des dérivés et des éléments couverts.*

[3] *Exclut des impôts sur les bénéfices et des taxes de vente de 8 301 $ (6 656 $ au 31 décembre 2007).*

[4] *Exclut des impôts sur les bénéfices et des taxes de vente ainsi que des produits constatés d'avance de 5 288 $ (1 180 $ au 31 décembre 2007).*

[5] *Comprend la tranche de la dette à long terme échéant à moins d'un an et exclut des frais de financement reportés de 3 103 $ (850 $ au 31 décembre 2007).*

Sommaire du gain latent (de la perte latente) sur gestion du risque

	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en milliers de dollars)	**2008**	2007	**2008**	2007
Gaz naturel	**3 982 $**	625 $	**4 810 $**	1 535 $
Liquides de gaz naturel	**5 630**	227	**4 029**	227
Électricité	**(431)**	28	**(360)**	(37)
Coût thermique	**–**	–	**(188)**	–
Swaps de taux d'intérêt	**(972)**	311	**(1 629)**	312
Change	**(4 555)**	(49)	**(5 276)**	(420)
Total	**3 654 $**	1 142 $	**1 386 $**	1 617 $

Risque de marché sur les instruments financiers

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans les valeurs des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change.

Gestion du risque marchandises

Gaz naturel

La Fiducie achète du gaz naturel et le vend à ses clients. Les contrats à prix fixe et aux prix du marché pour la vente et l'achat de gaz naturel viennent à échéance en 2013.

L'encours des contrats de la Fiducie se présentait comme suit :

Au 30 septembre 2008			**Volume théorique (GJ)**		
Instruments dérivés	**Prix fixe (par GJ)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Contrat à livrer	**2,22 $ à 10,37 $**	**1 à 61**	**93 763 915**	**–**	**579 $**
Contrat à livrer	**2,22 $ à 10,37 $**	**1 à 61**	**–**	**93 763 915**	**1 209 $**

Au 31 décembre 2007			Volume théorique (GJ)		
Instruments dérivés	Prix fixe (par GJ)	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	2,16 $ à 10,37 $	1 à 55	105 375 003	–	(17 775) $
Contrat à livrer	2,16 $ à 10,37 $	1 à 55	–	105 375 003	14 754 $

Au cours du troisième trimestre de 2008, la Fiducie a constaté un gain latent de 4,0 millions de dollars (0,6 million de dollars au 30 septembre 2007) découlant des activités de gestion du risque lié au gaz naturel de la Fiducie.

Liquides de gaz naturel

La Fiducie a conclu une série de swaps afin de protéger une partie des volumes exposés aux différentiels de fractionnement des LGN.

L'encours des contrats de la Fiducie se présentait comme suit :

Au 30 septembre 2008			**Volume théorique**		
		Période			**Juste**
Produit	**Prix fixe**	**(mois)**	**Ventes**	**Achats**	**valeur**
Propane	**1,2825 $ à 1,8000 $ US/gallon**	**1 à 27**	**42 079 884 gallons**	**–**	**7 876 $**
Butane	**1,4950 $ à 2,3000 $ US/gallon**	**1 à 27**	**13 369 896 gallons**	**–**	**5 026 $**
WTI	**83,20 $ à 144,65 $ US/baril**	**1 à 27**	**165 252 barils**	**–**	**1 413 $**
Gaz naturel	**6,54 $ à 9,95 $/GJ**	**1 à 27**	**–**	**5 745 064 GJ**	**(7 918) $**

Au 31 décembre 2007			Volume théorique		
		Période			Juste
Produit	Prix fixe	(mois)	Ventes	Achats	valeur
Propane	1,2825 $ à 1,4725 $ US/gallon	1 à 12	9 677 178 gallons	-	(1 156) $
Butane	1,4950 $ à 1,7000 $ US/gallon	1 à 12	2 612 064 gallons	-	(685) $
WTI	83,20 $ à 89,10 $ US/baril	1 à 12	27 489 barils	-	(143) $
Gaz naturel	6,455 $ à 6,550 $/GJ	1 à 12	-	1 382 591 GJ	159 $

Au cours du troisième trimestre de 2008, la Fiducie a constaté un gain latent de 5,6 millions de dollars (0,2 million de dollars au 30 septembre 2007) découlant des activités de gestion du risque lié aux LGN de la Fiducie.

Électricité

Conformément aux ententes d'achat d'électricité, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs ou passifs sur gestion du risque. Au 30 septembre 2008, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

La Fiducie n'avait aucun contrat en cours au 30 septembre 2008.

Au 31 décembre 2007			Volume théorique (MWh)		
	Prix fixe	Période			Juste
Instruments dérivés	(par MWh)	(mois)	Ventes	Achats	valeur
Contrat à livrer	79,00 $ à 80,60 $	1 à 3	2 160	–	(28) $
Contrat à livrer	63,25 $ à 68,00 $	1 à 3	–	2 160	31 $

L'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

Au 30 septembre 2008			**Volume théorique (MWh)**		
	Prix fixe	**Période**			**Juste**
Instruments dérivés	**(par MWh)**	**(mois)**	**Ventes**	**Achats**	**valeur**
Swaps et tunnels	**60,50 $ à 88,00 $**	**1 à 27**	**1 850 928**	**–**	**5 787 $**
Swaps et tunnels	**56,50 $ à 77,00 $**	**1 à 113**	**–**	**266 364**	**5 260 $**

Au 31 décembre 2007			Volume théorique (MWh)		
Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Ventes	Achats	Juste valeur
Swaps et tunnels	65,00 \$ à 88,00 \$	1 à 24	1 626 624	-	10 932 \$
Swaps et tunnels	56,50 \$	1 à 120	-	263 016	3 339 \$

Les activités de gestion du risque lié à l'électricité de la Fiducie découlant des contrats financiers non compris dans le programme de couverture présentaient une perte latente de 0,4 million de dollars au troisième trimestre de 2008 (28 018 \$ au 30 septembre 2007).

La Fiducie n'avait aucune couverture du coût thermique en cours au 30 septembre 2008.

Au 31 décembre 2007			Volume théorique (GJ ou MWh)		
Instruments dérivés	Prix fixe (par GJ ou MWh)	Période (mois)	Ventes	Achats	Juste valeur
Gaz naturel (par GJ)	6,08 \$ à 6,17 \$	1	-	79 050	17 968 \$
Électricité (par MWh)	89,00 \$ à 138,00 \$	1	6 510	-	170 019 \$

Au troisième trimestre de 2008, la Fiducie n'a comptabilisé aucun gain latent ni perte latente (néant au 30 septembre 2007) relativement aux activités de couverture du coût thermique.

Gestion du risque de taux d'intérêt

Pour se protéger contre l'incidence des fluctuations futures des taux d'intérêt, la Fiducie conclut des swaps de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. L'objectif de la Fiducie est d'avoir environ 70 % à 75 % de sa dette à des taux d'intérêt fixes.

L'encours des swaps de taux d'intérêt de la Fiducie se présentait comme suit :

Au 30 septembre 2008	**Taux d'intérêt moyen pondéré**	**Période (mois)**	**Montant nominal**	**Juste valeur**
Swaps	**3,746 %**	**3 à 18**	**205 000 \$**	**(1 546) \$**

Au 31 décembre 2007	Taux d'intérêt moyen pondéré	Période (mois)	Montant nominal	Juste valeur
Swaps	3,56 %	2 à 15	25 000 \$	165 \$

Au 30 septembre 2008, les activités de gestion du risque de taux d'intérêt de la Fiducie ont donné lieu à une perte latente de 1,0 million de dollars (0,3 million de dollars au 30 septembre 2007).

Gestion du risque de change

La Fiducie conclut des contrats, des swaps et des options de change à terme pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change.

L'encours des contrats de la Fiducie se présentait comme suit :

Au 30 septembre 2008	**Prix fixe**	**Période (mois)**	**Montant nominal**	**Juste valeur**
Swaps ($ US)[1]	**0,9268 $ à 1,0262 $**	**1 à 27**	**92 920 $**	**(4 984) $**
Contrats à terme et options (euro)	**1,470 $ à 1,5350 $**	**8 à 12**	**59 700 €**	**(637) $**

[1] *Liés aux différentiels de fractionnement des LGN.*

Au 31 décembre 2007	Prix fixe	Période (mois)	Montant nominal	Juste valeur
Swaps ($ US)[1]	0,9268 $ à 1,0882 $	1 à 12	14 968 $	(670) $
Contrats à terme et options (euro)	1,42 $ à 1,4436 $	1 à 3	11 900 €	326 $

[1] *Liés aux différentiels de fractionnement des LGN.*

Au 30 septembre 2008, les activités de gestion du risque de change de la Fiducie ont subi une perte latente de 4,6 millions de dollars ((48 803) $ au 30 septembre 2007).

Contrat à terme de gré à gré sur obligations

La Fiducie prévoit émettre un billet à moyen terme de cinq ans d'un montant de 100,0 millions de dollars d'ici la fin de 2008. Pour couvrir le risque de hausse des taux d'intérêt, la Fiducie a conclu des contrats à terme de gré à gré sur obligations avec deux banques à charte canadiennes en août 2008, afin de bloquer un rendement obligataire à cinq ans d'environ 3,13 % auprès du gouvernement du Canada. Au 30 septembre 2008, la couverture du contrat à terme de gré à gré sur obligations avait une juste valeur marchande de 66 975 $.

Analyse de sensibilité

L'analyse de sensibilité est estimée en fonction des volumes théoriques de chaque marchandise, des swaps de taux d'intérêt et des contrats de change en cours, en tenant compte de l'incidence des impôts futurs.

Le tableau suivant présente les effets possibles des changements des facteurs de risque importants sur le bénéfice net et les autres éléments du résultat étendu d'AltaGas pour les contrats en cours au 30 septembre 2008 :

Facteur	Augmentation ou diminution[1]	Augmentation ou diminution du bénéfice net	Augmentation ou diminution des autres éléments du résultat étendu
Prix de l'électricité de l'Alberta	2 $/MWh	2	2 296
Gaz naturel	1 $/GJ	4 412	–
Différentiel de fractionnement des LGN :			
Propane	5 $/baril	499	3 069
Butane	5 $/baril	193	940
WTI	5 $/baril	83	505
Gaz naturel	1 $/GJ	47	4 036
Swaps de taux d'intérêt	25 points de base	513	–
Contrat à terme de gré à gré sur obligations	25 points de base	–	250
Change	1 %	848	212

[1] *Augmentation ou diminution estimative des prix ou des courbes des contrats à terme.*

Risque de crédit sur instruments financiers

Le risque de crédit découle de la possibilité qu'une contrepartie à un instrument financier qui doit un montant à la Fiducie soit incapable de respecter ses obligations selon les modalités du contrat.

La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, mesurer et surveiller le crédit consenti aux contreparties ainsi que pour établir des rapports sur ce crédit. AltaGas réduit le risque de contrepartie au minimum en menant des évaluations de crédit sur les contreparties afin de fixer des limites de crédit précises pour les clients, avant la fourniture de produits ou la prestation de services et de façon récurrente. En outre, la plupart des contrats comprennent des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des contreparties des garanties financières ou des garanties d'exécution dans certaines situations. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses affaires.

Le risque de crédit maximal de la Fiducie se compose essentiellement de la valeur comptable des actifs financiers non dérivés et de la juste valeur des actifs financiers dérivés. Au 30 septembre 2008, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une seule partie à des instruments financiers.

Risque d'illiquidité sur instruments financiers

Le risque d'illiquidité constitue le risque que la Fiducie soit incapable de respecter ses obligations financières à l'échéance. La Fiducie gère ce risque au moyen d'un vaste processus de budgétisation et de surveillance afin de s'assurer qu'elle a suffisamment de liquidités et de facilités de crédit pour respecter ses obligations. L'objectif de la Fiducie vise à maintenir sa notation de première qualité afin d'avoir accès au financement par capitaux d'emprunt ou par capitaux propres, le cas échéant (se reporter à la note 10).

Au 30 septembre 2008, les échéances contractuelles des passifs financiers non dérivés se présentaient comme suit :

	Paiements exigibles par période					
	Total	2008	2009	2010	2011	Par la suite
Dette à court terme	145	145				
Dette à long terme[1, 2]	542 963	381	101 316	333 909	1 508	105 849
Débentures convertibles	16 717	-	-	16 717	-	-
Total	559 825 $	526 $	101 316 $	350 626 $	1 508 $	105 849 $

[1] *Composée des prêts à l'exploitation, des billets à moyen terme et des obligations au titre des contrats de location-acquisition, excluant les frais de financement reportés (note 8).*

[2] *Comprend la tranche de la dette à long terme échéant à moins d'un an.*

12. AVOIR DES PORTEURS DE PARTS

	30 septembre 2008		31 décembre 2007	
Capital des porteurs de parts *(note 13)*	**841 403**	**$**	505 544	$
Surplus d'apport *(note 14)*	**4 174**		3 875	
Bénéfices cumulés	**634 356**		510 412	
Débentures convertibles	**1 603**		-	
Bons de souscription	**4 500**		-	
Dividendes accumulés	**(41 114)**		(41 114)	
Distributions aux porteurs de parts accumulées déclarées[1]	**(499 509)**		(391 103)	
Distributions d'actions ordinaires de Utility Group	**(29 848)**		(29 848)	
Ajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(247)**		(247)	
Cumul des autres éléments du résultat étendu	**12 506**		27 169	
	927 824	**$**	584 688	$

[1] *Les distributions aux porteurs de parts accumulées payées par la Fiducie au 30 septembre 2008 s'élevaient à 486,7 millions de dollars (380,9 millions de dollars au 31 décembre 2007).*

En 2007, les porteurs de parts de la Fiducie et les porteurs de parts échangeables d'AltaGas Holding Limited Partnership No. 1 ont reçu une action ordinaire d'AltaGas Utility Group Inc. (Utility Group) pour chaque tranche de 100 parts de fiducie ou parts échangeables détenues le 27 août 2007. Dans le cadre du plan de distribution, un porteur de parts qui s'est vu attribuer moins de 50 actions ordinaires de Utility Group a reçu une somme au comptant. Le nombre d'actions ordinaires de Utility Group distribuées aux porteurs de parts s'est élevé à 577 416, ce qui a réduit l'avoir des porteurs de parts de 4,2 millions de dollars. Cette distribution a donné lieu à une réduction de 27,0 % de la participation de la Fiducie dans Utility Group, qui est passée à 19,6 %.

13. CAPITAL DES PORTEURS DE PARTS

Parts de fiducie émises et en circulation	Nombre de parts	Montant	
31 décembre 2007	56 057 438	493 866	$
Parts émises au comptant à l'exercice d'options	2 150	55	
Parts émises en vertu du régime de réinvestissement des distributions[1]	1 071 689	25 056	
Parts émises contre des parts échangeables	26 751	292	
Parts émises à l'acquisition d'entreprise	7 553 174	194 645	
Parts émises à la conversion des débentures convertibles	52 222	1 810	
Parts émises dans le cadre d'un appel public à l'épargne (déduction faite de frais d'émission de 5,2 millions de dollars)	4 398 750	110 077	$
30 septembre 2008	**69 162 174**	**825 801**	**$**

Parts échangeables émises et en circulation	Nombre de parts	Montant	
Émises par AltaGas LP #1 le 31 décembre 2007	2 040 456	11 678	$
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(26 751)	(292)	
Parts émises à l'acquisition d'entreprise	163 607	4 216	
30 septembre 2008	**2 177 312**	**15 602**	
Émises et en circulation au 30 septembre 2008	**71 339 486**	**841 403**	**$**

[1] *Régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

Nombre moyen pondéré de parts en circulation[1]	Trimestres terminés les 30 septembre 2008	2007	Neuf mois terminés les 30 septembre 2008	2007
Nombre de parts – de base	**71 137 882**	57 692 359	**67 873 398**	57 187 589
Options sur actions dilutives	**904 070**	52 025	**920 614**	39 537
Nombre de parts – dilué	**72 041 952**	57 744 384	**68 794 012**	57 227 126

[1] *Comprend les parts échangeables.*

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. Au 30 septembre 2008, 10 % des parts en circulation étaient réservées pour émission conformément à ce régime. Jusqu'au 30 septembre 2008, les droits des options attribuées conformément au régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 30 septembre 2008, les options en cours pouvaient être exercées à diverses dates jusqu'en 2018 (2017 au 31 décembre 2007). Le prix d'exercice moyen pondéré des options en cours conformément au régime s'élevait à 25,69 $ (26,36 $ au 31 décembre 2007) et la durée moyenne pondérée qui reste à courir des options s'établissait à 8,4 ans (8,76 ans au 31 décembre 2007). Au 30 septembre 2008, la juste valeur non imputée de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,5 million de dollars (0,7 million de dollars au 31 décembre 2007).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours Nombre d'options	Prix d'exercice[1]
Options d'achat de parts en cours au 31 décembre 2007	1 310 400	26,36 $
Attribuées	478 250	24,06
Exercées	(2 150)	17,17
Annulées	(166 500)	26,41
Options d'achat de parts en cours au 30 septembre 2008	**1 620 000**	**25,69 $**
Options d'achat de parts exerçables au 30 septembre 2008	**489 409**	**23,24 $**

[1] *Moyenne pondérée.*

Un sommaire du régime d'options d'achat de parts des employés au 30 septembre 2008 est présenté ci-dessous :

	Options en cours Nombre d'options en cours[1]	Prix d'exercice[2]	Durée contractuelle restante[3]	Options exerçables Nombre d'options exerçables[1]	Prix d'exercice[2]
5,00 $ à 7,00 $	9 000	6,10 $	1,70	9 000	6,10 $
7,01 $ à 15,50 $	27 500	10,29	4,41	27 500	10,29
15,51 $ à 25,08 $	731 500	24,21	8,92	437 075	24,33
25,09 $ à 29,50 $	852 000	27,66	8,15	15 834	25,57
	1 620 000	25,69 $	8,40	489 409	23,24 $

[1] *Au 30 septembre 2008.*

[2] *Moyenne pondérée.*

[3] *Nombre moyen pondéré d'années.*

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains salariés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au troisième trimestre de 2008 à l'égard de ce régime a été de 1,7 million de dollars (1,1 million de dollars au troisième trimestre de 2007). Au 30 septembre 2008, la juste valeur non imputée de la charge de rémunération à base de parts associée aux périodes futures était de 15,8 millions de dollars (14,2 millions de dollars au 31 décembre 2007).

14. SURPLUS D'APPORT

	30 septembre 2008		31 décembre 2007	
Solde au début de la période	**3 875**	**$**	3 322	$
Amortissement des options d'achat de parts	**332**		617	
Exercice d'options d'achat de parts	**(18)**		(18)	
Annulation d'options d'achat de parts	**(15)**		(46)	
Solde à la fin de la période	**4 174**	**$**	3 875	$

15. RÉSULTAT PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant :

	Trimestres terminés les 30 septembre				Neuf mois terminés les 30 septembre			
	2008		2007		**2008**		2007	
Numérateur :								
Numérateur pour le résultat de base par part	**53 454**	**$**	31 358	$	**123 944**	**$**	76 991	$
Numérateur pour le résultat dilué par part	**53 700**	**$**	31 358	$	**124 695**	**$**	76 991	$
Dénominateur :								
Nombre moyen pondéré de parts	**71 138**		57 692		**67 873**		57 188	
Options sur part dilutives	**904**		52		**921**		40	
Dénominateur pour le résultat dilué par part	**72 042**		57 744		**68 794**		57 228	
Résultat de base par part	**0,75**	**$**	0,54	$	**1,83**	**$**	1,35	$
Résultat dilué par part	**0,75**	**$**	0,54	$	**1,81**	**$**	1,35	$

16. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation comme suit :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Débiteurs[1]	**24 747 $**	(4 862) $	**20 313 $**	61 972 $
Stocks	**(444)**	–	**(444)**	(50)
Autres actifs à court terme[2]	**1 105**	(1 742)	**2 922**	4 554
Créditeurs et charges à payer[1]	**(19 290)**	(13 712)	**(20 163)**	(76 369)
Dépôts des clients	**517**	3 337	**163**	9 520
Produits constatés d'avance	**–**	272	**1 059**	695
Autres passifs à court terme	**1 114**	1 933	**10 702**	(3 323)
	7 749	(14 774)	**14 552**	(3 001)
Ajouter : diminution (augmentation) des coûts en capital à payer	**(13 471)**	(1 665)	**(9 677)**	1 958
Variation nette du fonds de roulement hors trésorerie lié à l'exploitation	**(5 722) $**	(16 439) $	**4 875 $**	(1 043) $

[1] *Certains postes peuvent ne pas correspondre à une variation nette au bilan par suite d'une acquisition (note 3).*

[2] *Exclut un billet à recevoir de 6,5 millions de dollars inclus dans les activités d'investissement.*

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Intérêts payés	**5 698 $**	2 846 $	**18 091 $**	9 099 $
Impôts sur les bénéfices payés	**90 $**	85 $	**415 $**	181 $

17. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGE COMPLÉMENTAIRES DE RETRAITE

Au cours du premier trimestre de 2008, la Fiducie a pris en charge deux régimes à prestations déterminées par suite de l'acquisition de Taylor. Ces régimes concernent les employés syndiqués de l'usine d'extraction Younger et certains employés du complexe Harmattan. Le coût des régimes à prestations déterminées est fondé sur les estimations de la direction du taux de rendement futur sur la juste valeur des actifs des régimes de retraite, de l'indexation salariale, de la mortalité et d'autres facteurs ayant une incidence sur le paiement des avantages sociaux futurs. AltaGas a ajusté le passif actuariel de ces régimes afin d'être conforme aux hypothèses utilisées pour les régimes de retraite existants.

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Régime de retraite à cotisations déterminées	**567 $**	386 $	**1 341 $**	1 148 $
Régime de retraite à prestations déterminées	**120**	(17)	**519**	(11)
Régime de retraite complémentaire des dirigeants	**428**	282	**928**	800
	1 115 $	651 $	**2 788 $**	1 937 $

18. OPÉRATIONS ENTRE PARTIES LIÉES

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange comme suit :

	Trimestres terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2008	2007	**2008**	2007
Frais d'administration, de gestion et d'autres services payés par :				
Utility Group à la Fiducie	**51 $**	8 $	**148 $**	23 $
La Fiducie à Utility Group	**1 $**	129 $	**3 $**	394 $
Ventes de gaz naturel par la Fiducie aux filiales de Utility Group	**9 036 $**	5 309 $	**67 242 $**	57 653 $
Honoraires pour services d'exploitation payés par les filiales de Utility Group	**44 $**	163 $	**198 $**	306 $
Services de transport fournis par les filiales de Utility Group	**125 $**	119 $	**367 $**	362 $
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**22 $**	21 $	**66 $**	63 $

Les montants correspondants à recevoir des parties liées et à payer à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

Au 30 septembre 2008, les débiteurs représentaient un montant de 4,7 millions de dollars (13,5 millions de dollars au 31 décembre 2007) à recevoir des parties liées de la Fiducie. Au 30 septembre 2008, les créditeurs comprenaient un montant de 1 000 $ (50 000 $ au 31 décembre 2007) à payer à des parties liées de la Fiducie.

Au cours du troisième trimestre de 2007, AltaGas a vendu à Utility Group sa participation de 33,3335 % dans la coentreprise Ikhil, moyennant une contrepartie de 9,0 millions de dollars, dans le cadre du programme de dessaisissement des actifs de production secondaires.

19. GAIN À LA VENTE D'ACTIFS

Au cours du troisième trimestre de 2008, AltaGas a vendu un projet d'électricité en voie de développement pour une contrepartie de 6,6 millions de dollars. La vente d'immobilisations a engendré un gain avant impôts de 1,4 million de dollars.

20. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. La majorité des opérations entre les secteurs d'exploitation est comptabilisée au prix du marché des marchandises et le reste, à la valeur d'échange. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Extraction et transport – usines d'extraction de l'éthane et de LGN et gazoducs de transport de gaz naturel et de LGN;

Collecte et traitement sur place – réseaux de collecte de gaz naturel et installations de traitement;

Services énergétiques – services de gestion énergétique et services gaziers pour le gaz naturel et l'électricité;

Production d'électricité – production d'électricité de centrales alimentées au charbon et au gaz conformément à des ententes d'achat d'électricité et d'autres contrats, centrales électriques alimentées au gaz, des projets de production d'électricité au fil de l'eau et par éoliennes en développement; et

Siège social – les coûts liés à la prestation de services généraux, ainsi que les frais généraux de l'entreprise, les placements dans des entités ouvertes et fermées, les actifs du siège social ainsi que l'incidence des variations de la juste valeur des contrats de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

Trimestre terminé le 30 septembre 2008	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	**111 828 $**	**41 329 $**	**263 825 $**	**416 982 $**	**55 637 $**	**(120) $**	**(15 451) $**	**457 048 $**
Pertes latentes sur gestion du risque	-	-	-	-	-	**3 654**	-	**3 654**
Coût des produits vendus	**(68 009)**	**(3 208)**	**(259 414)**	**(330 631)**	**(22 787)**	-	**15 376**	**(338 042)**
Charges d'exploitation et d'administration	**(18 405)**	**(23 868)**	**(3 015)**	**(45 288)**	**(1 035)**	**(8 345)**	**75**	**(54 593)**
Amortissement	**(7 445)**	**(7 089)**	**(524)**	**(15 058)**	**(1 776)**	**(553)**	-	**(17 387)**
Intérêts débiteurs	-	-	-	-	-	**(6 026)**	-	**(6 026)**
Bénéfice avant impôts sur les bénéfices	**17 969 $**	**7 164 $**	**872 $**	**26 005 $**	**30 039 $**	**(11 390) $**	-	**44 654 $**
Ajouts nets (réductions nettes) :								
Immobilisations[1]	**20 274 $**	**6 994 $**	**313 $**	**27 581 $**	**66 339 $**	**1 166 $**	-	**95 086 $**
Ententes, contrats et relations de services énergétiques	**(12 900) $**	-	-	-	**(18 000) $**	-	-	**(30 900) $**
Placement à long terme et autres actifs[2]	-	-	-	-	**(292) $**	**(250) $**	-	**(542) $**
Écart d'acquisition	**143 725 $**	**215 $**	-	**143 940 $**	**4 348 $**	-	-	**148 288 $**
Actifs sectoriels	**1 494 945 $**	**104 158 $**	**56 098 $**	**1 655 201 $**	**326 968 $**	**131 323 $**	-	**2 113 492 $**

[1] *Comprend des opérations sans effet sur la trésorerie de 75 032 $.*
[2] *Comprend des opérations sans effet sur la trésorerie de 45 369 $.*

Neuf mois terminés le 30 septembre 2008	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	**332 031 $**	**119 303 $**	**824 859 $**	**1 276 193 $**	**165 342 $**	**1 390 $**	**(52 073) $**	**1 390 852 $**
Pertes latentes sur gestion du risque	-	-	-	-	-	**1 386**	-	**1 386**
Coût des produits vendus	**(198 530)**	**(9 012)**	**(814 029)**	**(1 021 571)**	**(72 221)**	-	**52 247**	**(1 041 545)**
Charges d'exploitation et d'administration	**(51 372)**	**(72 115)**	**(9 508)**	**(132 995)**	**(2 236)**	**(29 782)**	**(174)**	**(165 187)**
Amortissement	**(20 523)**	**(20 937)**	**(1 574)**	**(43 034)**	**(5 508)**	**(1 670)**	-	**(50 212)**
Intérêts débiteurs	-	-	-	-	-	**(19 343)**	-	**(19 343)**
Bénéfice avant impôts sur les bénéfices	**61 606 $**	**17 239 $**	**(252) $**	**78 593 $**	**85 377 $**	**(48 019) $**	-	**115 951 $**
Ajouts nets (réductions nettes) :								
Immobilisations[1]	**592 412 $**	**43 173 $**	**(179) $**	**635 406 $**	**120 260 $**	**4 771 $**	-	**760 437 $**
Ententes, contrats et relations de services énergétiques	**53 100 $**	-	-	**53 100 $**	-	-	-	**53 100 $**
Placement à long terme et autres actifs[2]	-	-	-	-	**4 942 $**	**(47 808) $**	-	**(42 866) $**
Écart d'acquisition	**143 725 $**	**215 $**	-	**143 940 $**	**4 348 $**	-	-	**148 288 $**
Actifs sectoriels	**1 494 945 $**	**104 158 $**	**56 098 $**	**1 655 201 $**	**326 968 $**	**131 323 $**	-	**2 113 492 $**

[1] *Comprend des opérations sans effet sur la trésorerie de 664 944 $.*
[2] *Comprend des opérations sans effet sur la trésorerie de 264 050 $.*

Trois mois terminés le 30 septembre 2007	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	32 671 $	33 381 $	211 114 $	277 166 $	51 736 $	762 $	(8 737) $	320 927 $
Gains latents sur gestion du risque	-	-	-	-	-	1 142	-	1 142
Coût des produits vendus	(15 675)	(1 831)	(207 240)	(224 746)	(17 829)	-	8 679	(233 896)
Charges d'exploitation et d'administration	(5 043)	(21 870)	(3 531)	(30 444)	(511)	(8 176)	58	(39 073)
Amortissement	(2 044)	(6 562)	(552)	(9 158)	(1 873)	(619)	-	(11 650)
Intérêts débiteurs	-	-	-	-	-	(2 855)	-	(2 855)
Bénéfice avant impôts sur les bénéfices	9 909 $	3 118 $	(209) $	12 818 $	31 523 $	(9 746) $	-	34 595 $
Ajouts nets :								
Immobilisations[1]	669 $	(8 731) $	8 052 $	(10) $	5 412 $	535 $	-	5 937 $
Placement à long terme et autres actifs[2]	-	-	-	-	(1 007) $	(7 027) $	-	(8 034) $
Écart d'acquisition	18 045 $	215 $	-	18 260 $	-	-	-	18 260 $
Actifs sectoriels	253 509 $	488 888 $	119 983 $	862 380 $	117 189 $	182 907 $	-	1 162 476 $

[1] *Comprend des opérations sans effet sur la trésorerie de 1 045 $.*

[2] *Comprend des opérations sans effet sur la trésorerie de 9 421 $.*

Neuf mois terminés le 30 septembre 2007	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	103 644 $	103 420 $	795 274 $	1 002 338 $	136 720 $	3 454 $	(52 217) $	1 090 295 $
Gain latent (perte latente) sur gestion du risque	-	-	-	-	-	1 617	-	1 617
Coût des produits vendus	(55 556)	(5 411)	(778 407)	(839 374)	(55 422)	-	50 445	(844 351)
Charges d'exploitation et d'administration	(14 824)	(64 772)	(12 137)	(91 733)	(1 432)	(22 755)	1 772	(114 148)
Amortissement	(6 051)	(19 541)	(2 755)	(28 347)	(5 594)	(1 755)	-	(35 696)
Intérêts débiteurs	-	-	-	-	-	(8 979)	-	(8 979)
Bénéfice avant impôts sur les bénéfices	27 213 $	13 696 $	1 975 $	42 884 $	74 272 $	(28 418) $	-	88 738 $
Ajouts nets (réductions nettes) :								
Immobilisations[1]	4 413 $	(1 839) $	(21 514) $	(18 940) $	9 308 $	1 583 $	-	(8 049) $
Placement à long terme et autres actifs[2]	-	-	-	-	(529) $	16 008 $	-	15 479 $
Écart d'acquisition	18 045 $	215 $	-	18 260 $	-	-	-	18 260 $
Actifs sectoriels	253 509 $	488 888 $	119 983 $	862 380 $	117 189 $	182 907 $	-	1 162 476 $

[1] *Comprend des opérations sans effet sur la trésorerie de 35 412 $.*

[2] *Comprend des opérations sans effet sur la trésorerie de 14 516 $.*



SEC File # 82-34911

NEWS RELEASE

ALTAGAS REPORTS RECORD EARNINGS OF $53.5 MILLION IN THIRD QUARTER 2008

Calgary, Alberta (November 5, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced net income of $53.5 million ($0.75 per unit - basic) for the three months ended September 30, 2008, compared to $31.4 million ($0.54 per unit - basic) for the same period of 2007. Net income for the nine months ended September 30, 2008 was $124.0 million ($1.83 per unit - basic) compared to $77.0 million ($1.35 per unit - basic) for the same period in 2007.

"Our gas and power businesses delivered strong third quarter results creating value for our investors. We expect operating results in fourth quarter to be similar to third quarter," said David Cornhill, Chairman and CEO of AltaGas. "Despite current economic conditions, our solid business and financial strength, position AltaGas for strong results in 2009," added Cornhill.

Results in fourth quarter 2008 and for all of 2008 are expected to be stronger than fourth quarter 2007 and annual results for 2007 as a result of the Trust's increased energy infrastructure assets, supported by higher prices realized on the hedged portion of the power and natural gas liquids production. For the year, earnings growth has been moderated by several turnarounds at extraction facilities.

The majority of AltaGas' revenues are underpinned by contractual arrangements that provide stable and predictable cash flow. Sixty percent of 2009 volumes exposed to frac spreads have been hedged at more than $27/Bbl. AltaGas is on track to hedge two-thirds of its Sundance power generation for 2009 by year-end at prices similar to the 2008 average hedge price. In addition, the Trust continues to optimize current operations and develop new assets. The volume additions at the Harmattan Complex, as well as the Bear Mountain Wind Park and Sarnia gas storage project, will contribute to earnings and cash flow next year and into the future.

AltaGas also declared a distribution of $0.18 per trust unit and exchangeable unit payable on December 15, 2008 to unitholders of record on November 25, 2008. AltaGas declared total cash distributions of $0.535 per unit in third quarter 2008.

Net income in third quarter 2008 increased over the same period last year as a result of the increased energy infrastructure assets from the Taylor acquisition, stronger performance from our field gathering and processing business, higher prices received on hedged power and a $13.8 million income tax recovery. The income tax recovery was a result of reorganizations within the trust structure, which required the application of lower tax rates on future income tax liabilities. Net income was negatively impacted by higher costs in the Power Generation segment, lower spot power prices and higher interest expense. Net income was also impacted by turnarounds and unplanned outages for approximately $2.6 million on an after-tax basis.

FINANCIAL HIGHLIGHTS [1]:

- Earnings before interest, taxes, depreciation and amortization were $68.1 million ($0.96 per unit) for third quarter compared to $49.1 million ($0.85 per unit) in the same quarter in 2007.
- Operating income was $50.7 million ($0.71 per unit) for third quarter 2008 compared to $37.5 million ($0.65 per unit) for the same period in 2007.
- Funds from operations were $56.3 million ($0.79 per unit) for third quarter 2008 compared to $47.6 million ($0.83 per unit) for the same period in 2007.

- Total debt at September 30, 2008 was $556.7 million, compared to $504.3 million at June 30, 2008 and $220.7 million at December 31, 2007. Debt was used to fund acquisitions and growth of the Trust. The Trust's debt-to-total capitalization ratio at September 30, 2008 was 37.5 percent, versus 36.4 percent at June 30, 2008 and 27.4 percent at the end of 2007.

(1) *Includes non-GAAP financial measures. Please see discussion in the Non-GAAP Financial Measures section of the Trust's third quarter Management's Discussion and Analysis.*

IN THE THIRD QUARTER:

- AltaGas acquired NovaGreenPower Inc. (NovaGreen), a wholly-owned subsidiary of NovaGold Resources Inc. for $35 million with an additional $5 million on completion of certain conditions. NovaGreen is developing the Forrest Kerr run-of-river hydroelectric project, which is located in Northwest B.C. and is expected to have a capacity of 195 MW. NovaGreen is also pursuing three other development projects, all within the same region as Forrest Kerr, with a total potential run-of-river hydroelectric capacity of approximately 130 MW.
- AltaGas acquired GreenWing Energy Management Ltd.'s (GreenWing) 45 percent interest in GreenWing Energy Development Limited Partnership (GEDLP) for $12.3 million. As a result, the Trust owns 100 percent of GEDLP, which includes 640 MW of mature wind development projects and approximately 800 MW of early development wind projects in Western Canada and the Western U.S.
- Standard & Poor's Ratings Services (S&P) revised its outlook on AltaGas to positive from stable and affirmed the BBB- long-term corporate credit and senior unsecured debt ratings. The outlook revision reflected the efficient integration of Taylor, which AltaGas acquired on January 10, 2008, and the Trust's earnings and funds from operations, which have outperformed S&P's expectations.
- DBRS revised its trend on AltaGas to positive from stable and confirmed its medium-term notes at BBB (low) and its stability rating at STA-3 (middle). The confirmation and change in trend to positive from stable for the debt ratings reflects the Trust's continued strong operating performance and the integration of Taylor.
- A fire occurred in a natural gas-fired heater at the Harmattan Complex; lost revenues related to the fire were $0.5 million.
- AltaGas sold a power project under development for proceeds of $6.6 million. An after-tax gain of $0.9 million was recorded.

AltaGas will hold a teleconference today at 2:00 p.m. Mountain time (4:00 p.m. Eastern) to discuss the third quarter 2008 financial and operating results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial (416) 406-6419 or call toll free at 1-888-575-8232. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/110508/index.php?page.

Shortly after the conclusion of the call, a replay will be available by dialling (416) 695-5800 or 1-800-408-3053. The passcode is 3273171. The replay expires at midnight (Eastern) on November 13, 2008. The webcast will be archived for one year.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of the Trust as at and for the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007. This MD&A dated November 5, 2008 should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three and nine months ended September 30, 2008 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2007.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth in respect of the Trust's overall capital outlook as it relates to the various projects under development by the Trust under the heading "Capital Outlook". In addition, such forward-looking statements are set forth in respect of each of the Trust's principal business segments under the headings "Extraction and Transmission - E&T Outlook", "Field Gathering and Processing - FG&P Outlook", "Energy Services - Energy Services Outlook", "Power Generation - Power Generation Outlook" and "Corporate - Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any particular segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular, Business Acquisition Report and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership (formerly known as PremStar Energy Canada Limited Partnership) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominately derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**460.7**	322.1	**1,392.2**	1,091.9
Unrealized gains on risk management	**3.7**	1.1	**1.4**	1.6
Net revenue[(1)]	**122.7**	88.2	**350.7**	247.6
EBITDA[(1)]	**68.1**	49.1	**185.5**	133.4
EBITDA before unrealized gains on risk management[(1)]	**64.4**	48.0	**184.1**	131.8
Operating income[(1)]	**50.7**	37.5	**135.3**	97.7
Operating income before unrealized gains on risk management[(1)]	**47.0**	36.4	**133.9**	96.1
Net income	**53.5**	31.4	**124.0**	77.0
Net income before tax-adjusted unrealized gains on risk management[(1)]	**52.7**	30.7	**124.4**	76.8
Net income before tax[(1)]	**44.7**	34.6	**116.0**	88.7
Total assets	**2,113.5**	1,162.5	**2,113.5**	1,162.5
Total long-term liabilities	**828.1**	352.5	**828.1**	352.5
Net additions (reductions) to capital assets	**95.1**	5.9	**760.5**	(8.0)
Distributions declared[(2)]	**38.0**	30.0	**108.3**	88.2
Cash flows				
Cash from operations	**50.4**	30.8	**167.7**	123.5
Funds from operations[(1)]	**56.3**	47.6	**163.2**	125.1

	Three Months Ended September 30		Nine Months Ended September 30	
($ per unit)	**2008**	2007	**2008**	2007
EBITDA[(1)]	**0.96**	0.85	**2.73**	2.33
EBITDA before unrealized gains on risk management[(1)]	**0.91**	0.83	**2.71**	2.30
Net income - basic	**0.75**	0.54	**1.83**	1.35
Net income - diluted	**0.75**	0.54	**1.81**	1.35
Net income before tax-adjusted unrealized gains on risk management[(1)]	**0.74**	0.53	**1.83**	1.34
Net income before tax[(1)]	**0.63**	0.60	**1.71**	1.55
Distributions declared[(2)]	**0.535**	0.520	**1.585**	1.540
Cash flows				
Cash from operations	**0.71**	0.53	**2.47**	2.16
Funds from operations[(1)]	**0.79**	0.83	**2.41**	2.19
Units outstanding - basic (millions)				
During the period[(3)]	**71.1**	57.7	**67.9**	57.2
End of period	**71.3**	57.8	**71.3**	57.8

(1) *Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.18 per unit per month commencing in August 2008. From August 2007 to July 2008 distributions of $0.175 per unit per month were declared. From January 2007 to July 2007 distributions of $0.17 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended September 30

Financial results in third quarter 2008 were significantly higher than the same quarter 2007 as net income increased 70 percent. The results represented strong operating performance from the increased asset base due to the acquisition of Taylor NGL Limited Partnership (Taylor) in January 2008, as well as stronger performance from the Field Gathering and Processing (FG&P) business. This quarter, operating income in the gas business was strong despite the $3.5 million impact of two turnarounds and a fire at the Harmattan Complex. Power also delivered strong results from higher hedged prices reflecting the impact of the Trust's disciplined hedging strategy. In third quarter 2008, the Trust also reported a $13.8 million tax recovery as a result of changes within the trust structure, which required the use of lower tax rates for future tax liabilities.

Net income for the three months ended September 30, 2008 was $53.5 million ($0.75 per unit - basic) compared to $31.4 million ($0.54 per unit - basic) for the same period in 2007. Excluding the $13.8 million tax recovery and the after-tax gain of $0.8 million related to risk management contracts, net income for the three months ended September 30, 2008 was $38.9 million ($0.55 per unit - basic). Excluding the after-tax gain of $0.7 million related to risk management contracts, net income for the three months ended September 30, 2007 was $30.7 million ($0.53 per unit - basic).

In third quarter 2008, operating income across all segments increased 35 percent to $50.7 million from $37.5 million.

Operating income from the gas business was $26.0 million in third quarter 2008 compared to $12.8 million in same quarter 2007. Operating income increased primarily due to the larger energy infrastructure asset base as a result of the Taylor acquisition in January 2008, higher rates and throughput, partially offset by natural declines in certain FG&P operating areas. Operating income in third quarter 2008 was negatively impacted by $3.5 million as a result of two turnarounds and unplanned downtime due to a fire at the Harmattan Complex.

In the power business, operating income was $30.1 million in third quarter 2008 compared to $31.5 million in third quarter 2007. Operating income decreased due to lower volumes sold, lower spot prices, higher environmental compliance costs, partially offset by a higher hedge prices, higher hedged volumes and a gain on the sale of a power development project.

The operating loss in the Corporate segment decreased primarily due to unrealized gains in the fair value of risk management contracts and costs related to the write-off of a development project in third quarter 2007, partially offset by lower investment income and higher general and administrative costs due to the Taylor acquisition and overall escalating costs.

On a consolidated basis, net revenue for the quarter ended September 30, 2008 was $122.7 million compared to $88.2 million in same quarter 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities, higher operating cost recoveries and higher rates and other revenues in FG&P. These increases were partially offset by natural declines in certain FG&P areas and the sale of assets in mid-2007. Net revenue in the quarter was impacted by turnarounds at two extraction facilities and the fire at the Harmattan Complex resulting in reduced net revenue of $3.5 million. In the power business, net revenue increased due to higher hedged prices and hedged volumes and a gain on the sale of a power development project, partially offset by lower net revenue from the sale of power at spot prices, higher environmental compliance costs and a favourable 30-rolling average power price (RAPP) in third quarter 2007. In addition, an unrealized gain on the fair value of risk management contracts increased net revenue.

Operating and administrative expense for third quarter 2008 was $54.6 million, up from $39.1 million in same quarter in 2007. The increase was primarily a result of new and expanded facilities in the gas business and increased costs to support the growth of the Trust and overall escalating costs.

Amortization expense for third quarter 2008 was $17.4 million compared to $11.7 million in the same quarter last year. The increase was due to the Taylor acquisition as well as a third quarter adjustment of approximately $1.0 million related to changes in the purchase price allocation related to the Taylor acquisition, partially offset by the sale of non-core assets in 2007.

Interest expense for third quarter 2008 was $6.0 million compared to $2.9 million in same quarter 2007. The increase was due to higher average debt balances of $548.3 million compared to $225.2 million for the same period in 2007, partially offset by lower average interest rates. The average borrowing rate was 4.9 percent in third quarter 2008 compared to 5.3 percent for third quarter 2007.

Income tax recovery in third quarter 2008 was $8.8 million compared to income tax expense of $3.2 in the same period 2007. The decrease was primarily due to the one-time $13.8 million recovery of future income taxes, partially offset by $2.9 million due to unrealized gains on risk management contracts and current tax provision on the sale of assets. The one-time future income tax recovery was a result of legal entity ownership changes within the trust structure.

Nine Months Ended September 30

Financial results for the nine months ended September 2008 reflect the strong operating performance of AltaGas' energy infrastructure assets. In 2008, the Trust increased its assets by approximately $600 million as a result of the Taylor acquisition. Net income increased by 61 percent in the first nine months of 2008 compared to the first nine months of 2007. The gas and power businesses each reported higher operating income of 93 percent and 15 percent respectively for the nine months ended September 30, 2008 compared to the first nine months in 2007. The gas business reported strong results despite turnarounds at three extraction facilities this year which resulted in lost revenues of $5.0 million and operating costs of $2.5 million. The Trust reported higher interest due to the increase debt as a result of the Taylor acquisition and lower taxes as a result of internal reorganizations.

Net income for the nine months ended September 30, 2008 was $124.0 million ($1.83 per unit - basic) compared to $77.0 million ($1.35 per unit - basic) in the same period last year. Excluding $13.8 million reduction in future tax liability, an after-tax charge of $1.9 million recorded in the second quarter related to costs written-off on development projects and $0.4 million after-tax loss on risk management contracts, net income was $112.5 million ($1.66 per unit - basic). Excluding the non-cash SIFT tax of $6.0 million reported in the first nine months of 2007, net income for the nine months ended September 30, 2007 was $83.0 million ($1.45 per unit - basic).

Operating income across all segments increased 38 percent to $135.3 million in the nine months ended September 30, 2008 compared to $97.7 million for the same period in 2007.

Operating income from the gas business was $78.6 million in the first nine months of 2008 compared to $42.9 million in the same period of 2007. In the power business, operating income was $85.4 million in the first nine months of 2008 compared to $74.3 million in the same period of 2007. In the nine months ended September 30, 2008 operating income from the gas and power businesses was 48 percent and 52 percent, respectively, of total operating income compared to 37 percent and 63 percent, respectively, for same period of 2007. The improved balance between the gas and power businesses reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

In the gas business, operating income increased mainly due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher frac spreads, higher rates and other revenues in FG&P, partially offset by natural declines, lower throughput due to planned and unplanned downtime in certain FG&P areas and lower volumes processed at the Edmonton Ethane Extraction Plant. In the nine months ended September 30, 2008 direct costs of $2.5 million were incurred and lost revenue was $5.0 million as a result of major turnarounds at three extraction facilities and a fire at the Harmattan Complex. These facilities are on a three-year turnaround cycle.

In the power business, operating income increased due to a higher average price received on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the Alberta Electric System Operator (AESO)

and a gain on the sale of one of the Trust's power development projects, partially offset by higher costs related to the power purchase arrangements (PPAs), favourable RAPP in 2007, higher environmental compliance costs and higher transmission costs.

The operating loss in the Corporate segment increased primarily due to the Taylor acquisition, higher costs to support the growth of the Trust, general costs escalations and lower investment income.

Consolidated net revenue for the nine months ended September 30, 2008 was $350.7 million compared to $247.6 million for the same period in 2007. In the gas business, net revenue increased due to additional extraction, processing and transmission facilities, higher frac spreads, higher operating cost recoveries and higher rates and other revenues in FG&P. These increases were partially offset by lower throughput in certain FG&P areas, the sale of non-core assets in mid-2007, lower fixed-price gas and transport sales, lower volumes processed at the Edmonton Ethane Extraction Plant and lower volumes in the Energy Services segment. In the power business, net revenue increased due to a higher average price received on the sale of power, higher contributions from the peaking plants, a deferral account settlement from the AESO and the gain on sale of a power development project, partially offset by higher costs related to the PPAs, higher RAPP in 2007, environmental compliance costs and transmission costs.

Operating and administrative expense for the nine months ended September 30, 2008 was $165.1 million compared to $114.1 million in the same period last year. The increase was due to costs related to new facilities, turnaround costs and higher compensation and administrative costs.

Amortization expense for the nine months ended September 30, 2008 was $50.2 million compared to $35.7 million in the same period last year. The increase was primarily due to new and expanded facilities in the gas business, partially offset by the disposition of non-core assets in second quarter 2007.

Interest expense for the nine months ended September 30, 2008 was $19.3 million compared to $9.0 million in the same period last year. The increase was primarily due to higher average debt balances of $580.8 million compared to $240.4 million in the first nine months of 2007, partially offset by slightly lower average interest rates. The average borrowing rate for the first nine months of 2008 was 4.9 percent compared to 5.2 percent in the same period in 2007.

Income tax recovery for the first nine months of 2008 was $8.0 million compared to income tax expense of $11.7 million in the same period 2007. The decrease was primarily due to $13.8 million for a one-time reduction in future income tax liability and $6.0 million SIFT tax reported in the first nine months of 2007.

Consolidated Outlook

Results in fourth quarter 2008 and for all of 2008 are expected to be stronger than fourth quarter 2007 and annual results for 2007 as a result of the increased energy infrastructure assets and higher prices realized on the hedged portion of the power and natural gas liquids production. Spot frac spreads are expected to average $10/Bbl in fourth quarter 2008 compared to $29/Bbl in fourth quarter 2007. The Trust expects to realize an average frac spread of $20/Bbl due to hedged volumes at approximately $23/Bbl. Fourth quarter 2008 average spot power prices are expected to be higher than spot prices realized in fourth quarter 2007, which will also contribute to a stronger fourth quarter.

GLOBAL MARKET CONDITIONS

Global financial markets have recently experienced severe turmoil, however AltaGas' financial position and ability to generate cash in the short and long-term from its operations remains sound. The Trust conducted a funding program for 2008, which consisted of a common equity issue valued at approximately $115 million in June 2008 and a new $250 million credit facility in March 2008. In addition, units issued under the Trust's Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) are expected to be approximately $35 million in 2008.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $750 million, of which $354 million remains available. The Trust has credit facilities with a syndicate which includes all five Canadian chartered banks.

CAPITAL PROJECTS UPDATE

The outlook for 2008 and 2009 capital expenditures is approximately $225 million and $250 million respectively. These expenditures are expected to be split approximately 45 percent gas and 55 percent power over the two years.

Gas Projects

Harmattan Co-streaming Project

The proposed Harmattan Co-streaming Project is expected to bring natural gas from TransCanada's Alberta system to the Harmattan Complex for processing to recover ethane, propane, butane and condensate. The NGL Extraction Inquiry hearing at the Alberta Energy Resources Conservation Board (ERCB) concluded at the end of September and the ERCB is expected to provide a ruling by year-end. Once the ruling has been issued, the Trust will re-submit the application for its Harmattan Co-streaming project. Upon approval, construction of the co-streaming project will commence, requiring approximately 14 months to complete. The project, as currently envisioned, is expected to cost in the range of $100 million to $120 million. These costs have escalated due to the increase in steel prices.

Power Projects

Forrest Kerr and Other Hydroelectric Projects

AltaGas is developing a portfolio of run-of-river hydroelectric projects in British Columbia. The largest of these is the 195-MW Forrest Kerr project in Northwest B.C. In addition to Forrest Kerr, AltaGas is in various stages of developing three projects in the Forrest Kerr area with a combined additional capacity of approximately 130 MW. These projects were acquired by AltaGas through the NovaGreen acquisition for $35 million with an additional $5 million payable on completion of certain conditions.

Prior to the acquisition of NovaGreen, AltaGas had under development a number of run-of-river hydroelectric projects with approximate capacity of 70 MW of renewable energy. The projects continue to be at various stages of development.

GreenWing Energy Development Limited Partnership

The Trust acquired from GreenWing Energy Management Ltd. (GreenWing) its 45 percent interest in GreenWing Energy Development Limited Partnership (GEDLP) for $12.3 million on August 15, 2008. The acquisition of the remainder of GEDLP resulted in AltaGas holding 640 MW of mature wind development projects and approximately 800 MW of early development wind projects in western Canada and western United States.

Bear Mountain Wind Park

Construction of the 102-MW Bear Mountain Wind Park near Dawson Creek, British Columbia is on time and on budget. Foundations to support turbine construction are complete. AltaGas currently owns 100 percent of the Bear Mountain Wind Limited Partnership (BMWLP) and the Bear Mountain Wind Park. AltaGas intends to finance the project, which is expected to cost approximately $195 million, through its credit facilities. The Bear Mountain Wind Park is backstopped by a 25-year electricity purchase agreement with BC Hydro. AltaGas entered into an engineering-procurement-construction agreement with Enercon GmbH (Enercon) to supply and install the wind turbines. AltaGas has also entered into a long-term service agreement with Enercon to operate and maintain the wind turbines. AltaGas intends to have the project completed by November 2009. Expenditures for the project are expected to be approximately $50 million in 2008 and $130 million in 2009. AltaGas has paid 25 percent of the total Euros required for the project and has hedged 90 percent of the remaining Euro amounts, which are payable over time commencing in second quarter 2009.

The above disclosed projects are third quarter updates. For information on all outstanding AltaGas projects, please see the 2007 Annual Report and the two prior 2008 interim reports.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistently with previous disclosures.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Net revenue		**122.7**	88.2	**350.7**	247.6
Add:	Cost of sales	**338.0**	233.9	**1,041.5**	844.3
Revenue (GAAP financial measure)		**460.7**	322.1	**1,392.2**	1,091.9

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Operating income		**50.7**	37.5	**135.3**	97.7
Add (deduct):	Interest expense	**(6.0)**	(2.9)	**(19.3)**	(9.0)
	Income tax recovery (expense)	**8.8**	(3.2)	**8.0**	(11.7)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments as it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

EBITDA		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
EBITDA		**68.1**	49.1	**185.5**	133.4
Add (deduct):	Amortization	**(17.4)**	(11.6)	**(50.2)**	(35.7)
	Interest expense	**(6.0)**	(2.9)	**(19.3)**	(9.0)
	Income tax recovery (expense)	**8.8**	(3.2)	**8.0**	(11.7)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
EBITDA before unrealized gains on risk management		**64.4**	48.0	**184.1**	131.8
Add (deduct):	Unrealized gains on risk management	**3.7**	1.1	**1.4**	1.6
	Amortization	**(17.4)**	(11.6)	**(50.2)**	(35.7)
	Interest expense	**(6.0)**	(2.9)	**(19.3)**	(9.0)
	Income tax recovery (expense)	**8.8**	(3.2)	**8.0**	(11.7)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

EBITDA before unrealized gains (losses) on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gains or losses on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or how the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance prior to the accounting of the unrealized gains or losses from risk management activities. EBITDA before gains or losses on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains or losses on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains on Risk Management		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Net income before tax-adjusted unrealized gains on risk management		**52.7**	30.7	**124.4**	76.8
Add (deduct):	Unrealized gains on risk management	**3.7**	1.1	**1.4**	1.6
	Income tax recovery (expense) on risk management	**(2.9)**	(0.4)	**(1.8)**	(1.4)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of actual performance than net income, as changes related to risk management are based on unrealized estimates relating to commodity prices and foreign exchange rates over time. AltaGas enters into financial instruments to manage risk, not as a principal business activity and therefore evaluates company performance prior to accounting for the unrealized gains (losses) from risk management activities. Net income before tax-adjusted unrealized gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for unrealized gains (losses) on risk management and its related income tax expense.

Net Income Before Tax		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Net income before tax		**44.7**	34.6	**116.0**	88.7
Add (deduct):	Income tax recovery (expense)	**8.8**	(3.2)	**8.0**	(11.7)
Net income (GAAP financial measure)		**53.5**	31.4	**124.0**	77.0

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed, which can change from year to year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for income tax expenses or recoveries.

Funds from Operations		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2008**	2007	**2008**	2007
Funds from operations		**56.3**	47.6	**163.2**	125.1
Add (deduct):	Net change in non-cash working capital	**(5.7)**	(16.4)	**4.9**	(1.0)
	Asset retirement obligations settled	**(0.2)**	(0.4)	**(0.4)**	(0.6)
Cash from operations (GAAP financial measure)		**50.4**	30.8	**167.7**	123.5

Funds from operations is used to assist management and investors in analyzing financial performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Extraction and Transmission	**18.0**	9.9	**61.6**	27.2
Field Gathering and Processing	**7.2**	3.1	**17.3**	13.7
Energy Services	**0.8**	(0.2)	**(0.3)**	2.0
Power Generation	**30.1**	31.5	**85.4**	74.3
Corporate	**(5.4)**	(6.8)	**(28.7)**	(19.5)
	50.7	37.5	**135.3**	97.7

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in six ethane and NGL extraction plants, five natural gas and three NGL transmission systems. As a result of the Taylor acquisition in January 2008, AltaGas added an interest in the Younger Extraction Plant in British Columbia, acquired the Harmattan Complex, the Ethylene Delivery System (EDS) and Joffre Feedstock Pipeline (JFP) in Alberta and increased its ownership in the Joffre Extraction Plant to 100 percent from 50 percent.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**111.8**	32.7	**332.0**	103.6
Net revenue	**43.8**	17.0	**133.5**	48.1
Operating and administrative expense	**18.4**	5.0	**51.4**	14.8
Amortization expense	**7.4**	2.1	**20.5**	6.1
Operating income	**18.0**	9.9	**61.6**	27.2

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Extraction inlet gas processed (Mmcf/d)[1]	**781**	554	**805**	554
Extraction ethane volumes (Bbls/d)[1]	**23,543**	10,584	**25,150**	13,051
Extraction NGL volumes (Bbls/d)[1]	**12,048**	6,275	**12,503**	6,696
Total extraction volumes (Bbls/d)[1]	**35,591**	16,859	**37,653**	19,747
Frac spread - realized ($/Bbl)[1][2]	**26.02**	25.24	**26.55**	18.28
Frac spread - average spot price ($/Bbl)[1]	**36.92**	26.41	**31.75**	18.69
Transmission volumes (Mmcf/d)[1][3]	**381**	407	**383**	407

(1) *Average for the period.*

(2) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes natural gas liquids pipeline volumes.*

Three Months Ended September 30

In third quarter 2008 the E&T segment accounted for approximately 32 percent of operating income from the operating segments compared to 22 percent in third quarter 2007. Operating income in third quarter 2008 was $18.0 million compared to $9.9 million reported for the same period in 2007. The primary contributor to the increase in operating income was the addition of new extraction and transmission facilities with the Taylor acquisition. In third quarter, plant turnarounds and a fire within a natural gas heater at the Harmattan Complex resulted in lost revenue of $3.5 million. Changes to the purchase price allocation resulted in a one-time increase to amortization expense of $1.0 million.

Average ethane and NGL volumes in the extraction business increased 111 percent in third quarter 2008 compared to same quarter 2007, mainly due to the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant. Natural gas volumes transported in the transmission business during the third quarter 2008 decreased from the same quarter in 2007 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in third quarter 2008 more than doubled to $43.8 million, up from $17.0 million in the same period in 2007. Net revenue increased by $26.8 million primarily as a result of the extraction and transmission assets acquired with Taylor. Net revenue was impacted by $3.0 million in lost revenues due to the plant turnarounds and $0.5 million in lost revenue related to a fire on a natural gas heater at the Harmattan Complex.

Operating and administrative expense in third quarter 2008 was $18.4 million compared to $5.0 million for the same period in 2007. The increase was mainly due to the costs incurred to operate the new facilities.

Amortization expense in third quarter 2008 was $7.4 million compared to $2.1 million for the same period in 2007. The increase was due to additional assets from the Taylor acquisition and $1.0 million as a result of changes to the Taylor purchase price allocation.

Nine Months Ended September 30

Operating income in the E&T segment for the first nine months of 2008 was $61.6 million compared to $27.2 million for the same period in 2007. The primary contributor to the increase in operating income was the addition of new extraction and transmission facilities with the Taylor acquisition and higher frac spreads, partially offset by lower volumes processed at the Edmonton Ethane Extraction Plant. Operating income was impacted by $7.5 million as a result of plant turnarounds and a fire at the Harmattan Complex.

In the first nine months of 2008, average ethane and NGL volumes increased primarily as a result of the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre Extraction Plant offset by lower volumes processed at the Edmonton Ethane Extraction Plant. Transmission volumes decreased slightly in the first nine months of 2008 due to lower volumes on the Suffield system.

Net revenue in the first nine months ended September 30, 2008 was $133.5 million, up substantially from $48.1 million for the same period in 2007. Net revenue increased by $85.4 million primarily as a result of the extraction and transmission assets acquired with Taylor, $3.2 million due to higher realized frac spreads and $0.5 million due to higher volumes of NGLs exposed to frac spreads, partially offset by $1.3 million due to lower volumes processed through the Edmonton Ethane Extraction Plant. Net revenue has been impacted by $4.5 million due to the plant turnarounds and $0.5 million in lost revenue as a result of a fire at the Harmattan facility.

Operating and administrative expense for the nine months ended September 30, 2008 was $51.4 million compared to $14.8 million for the same period in 2007. The increase was mainly due to the costs incurred to operate the Taylor assets acquired in first quarter 2008. Operating and administrative costs in the first nine months of 2008 included approximately $2.5 million related to the Harmattan turnaround.

Amortization expense in the nine months ended September 30, 2008 was $20.5 million compared to $6.1 million for the same period in 2007. The increase was due to the Taylor acquisition in January 2008.

E&T Outlook

Results in the E&T segment are expected to continue to increase materially in 2008. The addition of new extraction and transmission facilities with the acquisition of Taylor has added approximately 1 Bcf/d of inlet extraction capacity and 140,000 Bbls/d of NGL transportation capacity. Operating income in the E&T segment as a percentage of total operating income from all operating segments is expected to increase from 25 percent in 2007 to approximately 40 percent in 2008.

The Harmattan Complex has been fully operational since August 11, 2008 following the July 24 fire that was confined to a gas-fired heater. Damages related to the fire are being evaluated. It is expect that $0.8 million insurance deductible will be expensed in fourth quarter 2008.

In fourth quarter 2008, one of the extraction facilities will complete a turnaround resulting in $0.5 million in operating costs and lost revenues. One of the four turnarounds previously planned for the third quarter 2008 has been deferred to 2009.

The current 2008 capital program is expected to further enhance this segment's performance. Beginning in fourth quarter 2008, volumes processed are expected to increase as a result of the $55 million capital program underway to consolidate processing facilities and optimize and upgrade the Harmattan Complex, resulting in increased utilization, lower emissions and lower operating costs per unit of volume processed.

Approximately 12 percent (5,000 Bbls/d) of total extraction volumes produced are sold at current market prices and approximately 60 percent of those volumes have been hedged at over $23/Bbl for the remainder of 2008. For 2009, approximately 60 percent of exposed volumes has been hedged at over $27/Bbl, and for 2010, approximately 15 percent of exposed volumes have been hedged at over $27/Bbl. Based on management's analysis of historical NGL prices along with industry published commodity prices, the current forward curve for fourth quarter 2008 is $10/Bbl. With the hedges in place, AltaGas expects to realize approximately $20/Bbl in fourth quarter 2008.

In the transmission business, the addition of the EDS and JFP pipelines in January 2008 and full year results from the Cold Lake expansion are also expected to contribute to increased earnings compared to 2007. An arrangement to redeploy capacity on a lateral of the EDS pipeline began contributing to earnings beginning second quarter 2008.

AltaGas is spending approximately $12.5 million to upgrade another portion of the EDS pipeline. The upgrade is expected to be completed by the end of December 2008 and AltaGas will earn a return on the capital invested on the upgrade commencing in January 2009.

Despite the lower price forecast for frac spreads, AltaGas remains well positioned for 2009 within the E&T segment by virtue of having a variety of revenue streams that are not dependent on commodity prices. The majority of net revenue is derived from fixed-price arrangements, which include fee-for-service, cost-of-service and fixed-fee earnings. Management has confirmed its unhedged sensitivity to frac spreads, assuming 60 percent hedged, is approximately $0.01/unit net income for every $1/Bbl change in frac spread, based on a 26 percent tax rate, on an annual basis.

FIELD GATHERING AND PROCESSING

The FG&P segment includes natural gas gathering pipelines and processing facilities. In January 2008 AltaGas added three interconnected processing facilities, Retlaw, Enchant and Turin and related gathering systems (RET) with processing capacity of 150 Mmcf/d as a result of the Taylor acquisition.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**41.3**	33.4	**119.3**	103.4
Net revenue	**38.1**	31.5	**110.3**	98.0
Operating and administrative expense	**23.9**	21.9	**72.1**	64.8
Amortization expense	**7.0**	6.5	**20.9**	19.5
Operating income	**7.2**	3.1	**17.3**	13.7

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Capacity (Mmcf/d)[1]	**1,178**	1,008	**1,178**	1,008
Throughput (gross Mmcf/d)[2]	**545**	510	**547**	532
Capacity utilization (%)[2]	**46**	51	**46**	53
Average working interest (%)[1]	**90**	92	**90**	92

(1) *As at the end of the reporting period.*

(2) *Average for the period.*

Three Months Ended September 30

Operating income in the FG&P segment for third quarter 2008 was $7.2 million compared to $3.1 million for the same quarter of 2007. Operating income increased due to higher rates, the addition of new plants and lower operating expenses, partially offset by lower volumes at some previously owned facilities.

Processing capacity increased by 170 Mmcf/d mainly as a result of the addition of the RET facility; Acme and Corbett Creek facilities; both the Acme and Corbett Creek facilities are dedicated to coal bed methane (CBM) gas processing. Utilization reported in third quarter 2008 was 46 percent compared to 51 percent reported in third quarter 2007 primarily due to lower utilization at the new plants, as well as lower throughput at some previously owned facilities.

Throughput in third quarter 2008 averaged 545 Mmcf/d compared to 510 Mmcf/d third quarter 2007. The 7 percent increase was primarily due to the acquisition of new plants and additional well tie-ins, partially offset by natural declines and lower producer activity in certain operating areas.

Net revenue for the FG&P segment was $38.1 million in third quarter 2008 compared to $31.5 million for the same period in 2007. Net revenue increased due to $4.8 million from new facilities, $2.7 million due to higher operating cost recoveries and $1.0 million from rate increases and higher other facility service revenues. These increases were partially

offset by $1.4 million as a result of lower volumes due to natural declines and lower producer activity and the sale of AltaGas' one-third interest in the Ikhil Joint Venture in 2007.

Operating and administrative expense in third quarter 2008 was $23.9 million compared to $21.9 million for the same quarter in 2007. The increase was primarily due to the addition of new facilities, partially offset by lower operating expenses incurred at previously owned facilities.

Amortization expense for the FG&P segment in third quarter 2008 was $7.0 million compared to $6.5 million for the same period in 2007. The increase was due to additional facilities.

Nine Months Ended September 30

Operating income in the FG&P segment was $17.3 million for the first nine months of 2008 compared to $13.7 million for the same period in 2007. The increase was due to the contribution from new facilities, higher rates and other facility service revenues, partially offset by lower throughput.

Throughput in the first nine months of 2008 averaged 547 Mmcf/d compared to 532 Mmcf/d for the same period in 2007. The increase was primarily due to the acquisition of new plants and additional well tie-ins, partially offset by natural declines, lower producer activity, unscheduled plant outages at the Princess and Clear Hills facilities and the scheduled turnaround at the Rainbow Lake facility.

Net revenue in the FG&P segment for the first nine months of 2008 was $110.3 million compared to $98.0 million for the same period in 2007. The increase was due to $13.4 million from new facilities, $4.8 million due to higher operating cost recoveries, $2.4 million from increased rates and higher other facility service revenues. These increases were partially offset by $5.7 million due to natural volume declines, lower producer drilling activity and operational downtime, as well as $2.6 million from the sale of the Ikhil Joint Venture.

Operating and administrative expense in the FG&P segment in the first nine months of 2008 was $72.1 million compared to $64.8 million for the same period in 2007. The increase was mainly attributable to $6.6 million for new facilities and $3.7 million due to the Rainbow Lake turnarounds. These increases were partially offset by $1.8 million due to continuing efforts on cost controls, $1.3 million related to the sale of the Ikhil Joint Venture and lower operating costs related to planned and unplanned downtime. Approximately three-quarters or $2.8 million of the Rainbow Lake facility turnaround costs were recoverable.

Amortization expense in the FG&P segment in the first nine months of 2008 was $20.9 million compared to $19.5 million in the same period in 2007. The increase was due to new and expanded facilities, partially offset by the sale of the Ikhil Joint Venture in 2007.

FG&P Outlook

FG&P expects to report higher results in 2008 than in 2007. The increase is due to the addition of the RET facilities, a full year of operations at Acme and Corbett Creek, recontracting at higher rates, an increase in operating recoveries and optimization of facilities and continued focus on increasing throughput and operating and administrative cost control.

In the fourth quarter, the Bantry sour gas processing plant will be converted to acid gas injection. This will improve the reliability of the facility and reduce greenhouse gas emissions.

Recent commodity price volatility and credit liquidity issues may cause producers within AltaGas' operating areas to reduce their exploration and development programs. As a result, well tie-in activity may decrease in the short-term and delivered volumes may decline. These market dynamics may also present opportunities to acquire or develop new processing facilities as producers focus capital on exploration and drilling. AltaGas continues to pursue opportunities to grow and optimize its FG&P assets.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment previously included a small portfolio of oil and natural gas production assets that were sold effective May 31, 2007.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**263.9**	211.1	**824.9**	795.3
Net revenue	**4.4**	3.9	**10.8**	16.9
Operating and administrative expense	**3.0**	3.5	**9.5**	12.1
Amortization expense	**0.6**	0.6	**1.6**	2.8
Operating income	**0.8**	(0.2)	**(0.3)**	2.0

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Energy management service contracts[1]	**1,572**	1,451	**1,572**	1,451
Average volumes transacted (GJ/d)[2]	**298,608**	342,143	**306,922**	372,931

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.

Three Months Ended September 30

Operating income in the Energy Services segment in third quarter 2008 was $0.8 million compared to an operating loss of $0.2 million for the same quarter in 2007. Operating income increased as a result of a $0.8 million one-time pricing adjustment related to a supply contract, $0.5 million in lower operating and administrative expenses and $0.1 million in lower amortization expense, partially offset by $0.3 million in lower fixed-price gas and transport sales.

Net revenue in third quarter 2008 was $4.4 million compared to $3.9 million for the same period in 2007. Net revenue increased as a result of the one-time $0.8 million pricing adjustment, partially offset by a $0.3 million due to lower fixed-price gas and transport sales lower volumes.

Nine Months Ended September 30

The Energy Services segment reported an operating loss of $0.3 million for the first nine months of 2008 compared to operating income of $2.0 million for the same period in 2007. The decrease was due to the $1.6 million gain reported on the sale of oil and natural gas production assets in second quarter 2007; lower fixed-price gas and transport sales, declining volumes and a one-time cost for commissions paid to a trade association related to 2007. The decreases were partially offset by a one-time pricing adjustment and lower operating and administrative expenses.

Net revenue was $10.8 million in the first nine months of 2008 compared to $16.9 million in the same period in 2007. The decrease included $4.1 million from the sale of oil and natural gas assets in second quarter 2007 and $2.8 million due to lower fixed-price gas and transport sales and declining volumes, partially offset by a $0.8 million one-time pricing adjustment.

Energy Services Outlook

AltaGas expects results in the Energy Services segment in 2008 to be slightly lower than 2007 results, excluding the gain on sale of the oil and gas production assets in 2007. However, the recent acquisition of Taylor is expected to provide opportunities to enhance unitholder value due to the increased geographic footprint and energy infrastructure.

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity is expected to contribute to earnings growth across the segments.

POWER GENERATION

The Power Generation segment comprises approximately 392.4 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants at Bantry and Parkland have been installed with generating capacity of 14.4 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia acquired in January 2008 with the Taylor acquisition.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**55.6**	51.7	**165.3**	136.7
Net revenue	**32.8**	33.9	**93.1**	81.3
Operating and administrative expense	**1.0**	0.5	**2.2**	1.4
Amortization expense	**1.7**	1.9	**5.5**	5.6
Operating income	**30.1**	31.5	**85.4**	74.3

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Volume of power sold (GWh)	**651**	673	**1,958**	1,988
Average price received on the sale of power ($/MWh)[1]	**83.10**	76.92	**83.57**	68.77
Alberta Power Pool average spot price ($/MWh)[1]	**80.36**	92.00	**88.21**	68.53

[1] *Average for the period.*

Three Months Ended September 30

Operating income in the Power Generation segment in third quarter 2008 was $30.1 million compared to $31.5 million for the same quarter in 2007. Operating income decreased as a result of higher RAPP received due to a planned outage at Sundance in third quarter 2007, lower power spot prices, lower contributions from gas-fired peaking plants, higher costs to comply with Alberta's Specified Gas Emitters Regulation (SGER), higher PPA costs and higher transmission costs. These decreases were partially offset by higher hedge prices, higher hedged volumes and a gain on the sale of a power project that was under development.

Net revenue in third quarter 2008 was $32.8 million compared to $33.9 million for the same period in 2007. Net revenue decreased $6.2 million due to lower power prices received on spot sales, $2.1 million in a favourable RAPP received in the third quarter 2007, $1.3 million as a result of higher transmission costs, $0.7 million in higher costs to comply with Alberta's SGER, $0.6 million due to lower contributions from gas-fired peaking plants and $0.5 million in higher PPA costs. These decreases were partially offset by $8.9 million due to higher hedge prices and hedged volumes and $1.4 million from the sale of one of AltaGas' power projects under development in the United States.

Operating and administrative expense was $1.0 million in third quarter 2008 compared to $0.5 million for the same period in 2007. The increase was primarily due to administrative costs related to the development of run-of-river projects.

Amortization expense of $1.7 million in third quarter 2008 was similar with the same period in 2007.

Nine Months Ended September 30

Operating income in the Power Generation segment for the first nine months of 2008 was $85.4 million compared to $74.3 million for the same period in 2007. The increase was due to higher prices received on the sale of power, an AESO deferral account settlement, higher contributions from peaking plants and a gain from the sale of a power project under development, partially offset by higher PPA costs, higher transmission costs and higher costs to comply with Alberta's SGER.

Net revenue for the first nine months of 2008 was $93.1 million compared to $81.3 million for the same period in 2007. The increase included $24.6 million due to higher prices received on higher hedged volumes, $1.8 million from an AESO deferral account settlement, $1.6 million in higher contributions from the gas-fired peaking plants, $1.4 million from higher prices received on spot sales and $1.4 million from the sale of a power development project. These increases were partially offset by $10.2 million due to a favourable RAPP received in 2007, $4.9 million as a result of higher transmission costs, $3.2 million of costs incurred to comply with Alberta's SGER and $0.7 million in higher PPA costs.

Operating and administrative expense of $2.2 million in the first nine months of 2008 was higher than the $1.4 million reported in the same period in 2007, primarily due to the operating and maintenance services AltaGas began providing to the leased peaking plants in March 2007 and administrative costs related to the development of run-of-river projects.

Amortization expense of $5.5 million in the first nine months of 2008 was similar to the same period in 2007.

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2008 than in 2007 due to the contribution from hedged power volumes as a result of average hedge prices of approximately $77/MWh in 2008 compared to $66/MWh in 2007. Approximately two-thirds of the power available from the Sundance B PPAs for 2008 has been hedged and the remainder is exposed to the spot price of power in Alberta. In fourth quarter 2008, AltaGas has hedged three-quarters of the power available to mitigate the impact of power price volatility for the remainder of the year.

The forward market for Alberta power prices, as published in daily broker reports, indicates that prices will remain relatively strong, at over $100/MWh for the remainder of 2008. PPA costs are expected to be higher in 2008 due to higher volumes of power generated. The price for coal purchased through the PPAs is based on pre-defined formulae tied to inflation rather than the prevailing market price of coal and therefore is not expected to have a significant impact on PPA costs.

Despite the current commodity market and credit liquidity turmoil, forward Alberta power prices have been relatively stable over the medium-term. The Trust is on track to meet its hedge targets for 2009 and expects average hedge prices to be similar to 2008. AltaGas has also begun executing its hedging strategy for 2010 at prices similar to 2008 levels. AltaGas' sensitivity to net income is $0.01 per unit annually with a $1/MWh change based on a 26 percent tax rate and 70 percent of PPA volumes hedged.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, and return on capital without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Revenue	**(0.1)**	0.8	**1.4**	3.5
Unrealized gains on risk management	**3.7**	1.2	**1.4**	1.6
Net revenue	**3.6**	2.0	**2.8**	5.1
Operating and administrative expense	**8.3**	8.2	**29.8**	22.8
Amortization expense	**0.7**	0.6	**1.7**	1.8
Operating loss	**(5.4)**	(6.8)	**(28.7)**	(19.5)
Operating loss before unrealized gains on risk management	**(9.1)**	(7.9)	**(30.1)**	(21.1)

Three Months Ended September 30
The operating loss for third quarter 2008 was $5.4 million compared to $6.8 million for the same period in 2007. The decreased loss was mainly due to unrealized gains on risk management contracts and a write-off of costs related to the deferred Noel project in 2007, partially offset by lower investment income from Taylor which is now reported in the operating segments.

Net revenue was $3.6 million for the third quarter in 2008 compared to $2.0 million in third quarter 2007. Net revenue increased due to $2.5 million in higher unrealized gains on risk management contracts, partially offset by $0.8 million primarily due to lower investment income as AltaGas no longer reports Taylor investment income in the Corporate segment.

Operating and administrative expense for third quarter 2008 was $8.3 million compared to $8.2 million for the same period in 2007. The increase was primarily due to the growth of the Trust, partially offset by a $1.5 million write-off of costs related to the deferred Noel project in 2007.

Amortization expense was $0.7 million for third quarter 2008 compared to $0.6 for the same quarter in 2007. The increase is due to growth of AltaGas.

Nine Months Ended September 30
The operating loss for the first nine months of 2008 was $28.7 million compared to $19.5 million for the same period in 2007. The increased loss was due to a write-down for project development costs in 2008, higher operating and administration costs and lower investment income from Taylor, partially offset by unrealized gains on risk management contracts and a one-time write-off of costs related to the deferred Noel project in 2007.

Net revenue was $2.8 million for the first nine months of 2008 compared to $5.1 million for the same period in 2007. The decrease was due to $1.8 million lower investment income from Taylor, lower interest income and lower unrealized gain on risk management contracts.

Operating and administrative expense was $29.8 million in the first nine months of 2008 compared to $22.8 million for the same period in 2007. The increase was due to the Taylor acquisition and the charge related to project development costs reported in second quarter 2008, as well as general escalating costs, partially offset by a write-off of costs related to the deferred Noel project in 2007.

Amortization expense for 2008 was similar to 2007.

Corporate Outlook
The operating loss for 2008 is expected to be higher than in 2007 due primarily to the acquisition of Taylor and activities to support AltaGas' growth strategy. In 2007 Taylor recorded approximately $8 million in corporate costs on a normalized basis. AltaGas has identified approximately $2 million in cost savings, which is expected to be realized in

2008. The segment's revenue will decrease as AltaGas no longer reports investment income from its investment in Taylor in the Corporate segment. Revenue is also expected to decrease due to a reduction in ownership of AltaGas Utility Group Inc. (Utility Group) from 26.7 percent to 19.6 percent.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity-price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During third quarter 2008 AltaGas acquired capital assets, long-term investments and other assets of $99.8 million compared to $12.3 million in third quarter 2007. The increase was mainly due to the acquisition of NovaGreen and the remaining 45 percent of GEDLP. In third quarter 2008 the Trust also sold a wind power development project, reducing net invested capital by $5.2 million. Year-to-date September 30, 2008, AltaGas acquired capital assets, long-term investments and other assets totalling $779.7 million compared to $53.7 million in the nine months ended September 30, 2007 which included Taylor, NovaGreen, GEDLP and Bear Mountain. During the first nine months of 2008, the sale of excess equipment, the power development project and the reduction of the carrying value of the Trust's investment in Taylor prior to the acquisition resulted in a reduction of net invested capital of $62.1 million.

Net Invested Capital - Investment Type

Three Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	20.9	6.4	0.3	71.6	1.1	100.3
Long-term investments and other assets	-	-	-	(0.3)	(0.2)	(0.5)
	20.9	6.4	0.3	71.3	0.9	99.8
Disposals:						
Capital assets	-	-	-	(5.2)	-	(5.2)
Net invested capital	20.9	6.4	0.3	66.1	0.9	94.6

Net Invested Capital - Investment Type

Nine Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	592.5	51.9	(0.2)	125.5	4.7	774.4
Long-term investments and other assets	-	-	-	4.9	0.4	5.3
	592.5	51.9	(0.2)	130.4	5.1	779.7
Disposals:						
Capital assets	-	(8.7)	-	(5.2)	-	(13.9)
Long-term investments and other assets	-	-	-	-	(48.2)	(48.2)
Net invested capital	592.5	43.2	(0.2)	125.2	(43.1)	717.6

Net Invested Capital - Investment Type

Three Months Ended September 30, 2007 ($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	0.8	5.6	8.0	5.4	0.5	20.3
Long-term investments and other assets	-	-	-	(1.0)	(7.0)	(8.0)
	0.8	5.6	8.0	4.4	(6.5)	12.3
Disposals:						
Capital assets	(0.1)	(14.3)	-	-	-	(14.4)
Net invested capital	0.7	(8.7)	8.0	4.4	(6.5)	(2.1)

Net Invested Capital - Investment Type

Nine Months Ended September 30, 2007 ($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	4.8	13.8	8.7	9.3	1.6	38.2
Long-term investments and other assets	-	-	-	(0.5)	16.0	15.5
	4.8	13.8	8.7	8.8	17.6	53.7
Disposals:						
Capital assets	(0.4)	(15.6)	(30.2)	-	-	(46.2)
Long-term investments and other assets	-	-	-	-	-	-
Net invested capital	4.4	(1.8)	(21.5)	8.8	17.6	7.5

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital expenditures were $(1.9) million in third quarter 2008 compared to $2.1 million in the same period in 2007 due to the reclassification of asset retirement obligations previously recorded as maintenance capital. Growth capital of $100.3 million was incurred in third quarter 2008 (third quarter 2007 - $11.8 million) which included the acquisition of NovaGreen and GEDLP, construction of Bear Mountain Wind project, various extraction, transmission, and field gathering and processing projects, hydroelectric power projects under development, installation of the new power peaking equipment and the development of the Sarnia storage project. The growth capital has been financed through increased long-term debt. Administrative capital for the third quarter was $1.4 million compared to $(1.6) million in the same period of 2007.

Maintenance capital expenditures were $2.5 million in the first nine months of 2008 compared to $5.4 million for the same period in 2007. Growth capital of $772.0 million was expended in the first nine months of 2008 (2007 - $24.6 million) which was largely composed of $592.0 million for the Taylor acquisition, $43.8 million for the Bear Mountain Wind project, $34.4 million for extraction and transmission facilities, $23.1 million for field gathering and processing facilities, $68.5 million for renewable power projects under development, $8.2 million on the installation of the new power peaking equipment in the Power Generation segment and $1.9 million for the development of Sarnia storage. Administrative capital expenditures of $5.2 million in the first nine months of 2008 were significantly lower than the $23.7 million recorded in the same period in 2007. The decrease was due to $12.5 million recorded in 2007 as a result of accounting for the Trust's investment in Taylor from the equity to the cost method and reclassying the investment as available for sale and $9.2 million promissory note received from the sale of oil and natural gas production assets in 2007. The growth capital has been financed through increased long-term debt.

Invested Capital - Use [1]

Three Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	(3.1)	1.2	-	-	-	(1.9)
Growth	24.0	4.7	0.3	71.3	-	100.3
Administrative	-	0.5	-	-	0.9	1.4
Invested capital	20.9	6.4	0.3	71.3	0.9	99.8

[1] *Certain maintenance and growth capital expenditures have been reclassed between segments.*

Invested Capital - Use

Nine Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.5	1.0	-	-	-	2.5
Growth	591.0	48.8	(0.3)	130.4	2.1	772.0
Administrative	-	2.1	0.1	-	3.0	5.2
Invested capital	592.5	51.9	(0.2)	130.4	5.1	779.7

Invested Capital - Use

Three Months Ended September 30, 2007

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	0.7	1.4	-	-	-	2.1
Growth	(0.1)	3.7	8.0	4.4	(4.2)	11.8
Administrative	-	0.5	-	-	(2.1)	(1.6)
Invested capital	0.6	5.6	8.0	4.4	(6.3)	12.3

Invested Capital - Use

Nine Months Ended September 30, 2007

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.4	4.0	-	-	-	5.4
Growth	3.4	8.9	8.1	8.8	(4.6)	24.6
Administrative	-	0.9	0.6	-	22.2	23.7
Invested capital	4.8	13.8	8.7	8.8	17.6	53.7

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation and E&T segments and with respect to interest rates on debt. During the three-month period ended September 30, 2008, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from \$7.60/MWh to \$999.99/MWh in third quarter 2008. The average spot price was \$80.36/MWh for the third quarter 2008 and \$88.21/MWh for the nine months ended September 30, 2008. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust was \$83.10/MWh in the third quarter 2008 and \$83.57/MWh for the nine months ended September 30, 2008.

- NGL frac spread hedges: The Trust executes fixed-for-floating frac spread swaps to manage its NGL frac spreads. The Extraction and Transmission segment's results are affected by fluctuations in frac spreads. At September 30, 2008, the Trust had NGL frac spread agreements for 2,800 Bbls/d at an approximate average price of \$23/Bbl for the October to December 2008 period. The Trust has also entered into three NGL frac spread agreements for calendar year 2009 for a total of 2,800 Bbls/d and 2010 for a total of 700 Bbls/d at an average frac spread of approximately \$27/Bbl. The average spot frac spread was \$36.92/Bbl for the third quarter 2008 and \$31.75/Bbl for the nine months ended September 30, 2008. The average frac spread received was \$26.02/Bbl and \$26.55/Bbl in the three and nine months ended September 30, 2008 respectively.

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At September 30, 2008 the Trust had interest rate swaps with varying terms to maturity of \$205 million. Including AltaGas' MTNs and capital leases, the rate was fixed on 77 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate and option agreements where an option to transact foreign currency at a future date is purchased or sold.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates. The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates.

The Trust does not speculate on commodity prices, and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock in margins, optimize underlying physical assets or to reduce exposure to energy price movements.

AltaGas has a risk group which reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing when funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund capital expenditures, acquisitions and working capital changes from operating activities. Should larger investments require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed tax on the taxable component of the Trust's distributions effective in the 2011 taxation year.

Cash Flows	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2008**	2007	**2008**	2007
Cash from operations	**50.4**	30.8	**167.7**	123.5
Investing activities	**(65.5)**	(8.9)	**(396.0)**	(35.9)
Financing activities	**23.7**	(21.8)	**237.2**	(88.5)
Change in cash	**8.6**	0.1	**8.9**	(0.9)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased by 64 percent to $50.4 million in third quarter 2008 from $30.8 million in the same period 2007. Cash from operations increase was mainly due to higher earnings and decrease in net change in working capital.

Working Capital	**September 30**	September 30
($ millions)	**2008**	2007
Current assets	**357.9**	275.4
Current liabilities	**357.5**	247.8
Working capital	**0.4**	27.6
Current ratio	**1.0**	1.1

Working capital was $0.4 million at the end of third quarter 2008 compared to $27.6 million at September 30, 2007. The working capital ratio was 1.0 for the end of third quarter 2008 and 1.1 for the same quarter in 2007.

Investing Activities

Cash used for investing activities in third quarter 2008 was $65.5 million compared to $8.9 million in the same period in 2007. The increase in cash used for investing activities was due to the acquisition of NovaGreen, increased ownership of GEDLP and expenditures for other assets and capital assets in 2008. Cash used for investing activities reflects the actual cash disbursed for investing activities and may not agree to the amounts in the invested capital sections of the MD&A due to the timing of the actual disbursement of funds and the fact that some acquisitions may be non-cash transactions.

Financing Activities

Cash from financing activities in third quarter 2008 was $23.7 million compared to cash used of $21.8 million in the same period in 2007. The increase was primarily due to $59.2 million of net increase in long-term debt and higher distributions paid, offset by proceeds from equity issuance under the DRIP.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At September 30, 2008 AltaGas had total debt outstanding of $556.7 million, up from $220.7 million as at December 31, 2007. At September 30, 2008 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totalling $750.0 million. At September 30, 2008 the Trust had drawn bank debt of $332.5 million and letters of credit outstanding of $63.9 million. The Trust acquired convertible debentures at a face value of $22.1 million through the Taylor acquisitions. In the nine months ended September 30, 2008, $1.8 million were converted into Trust units. The fair value of the outstanding convertible debentures at September 30, 2008 was $17.2 million, which had a face value of $16.7 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at September 30, 2008 was 37.5 percent, up from 27.4 percent at December 31, 2007 and up from 36.4 percent at end of second quarter 2008. The Trust's earnings interest coverage for the rolling 12 months ended September 30, 2008 was 6.7 times.

On April 3, 2008 the Trust filed a prospectus supplement to the Short Form Base Shelf prospectus dated August 8, 2007. The supplement establishes AltaGas' MTN program and allows AltaGas to access the Canadian MTN market when appropriate.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A in the Trust's 2007 Annual Report.

RELATED PARTIES

The Trust sold $9.0 million of natural gas to, and incurred transportation costs of $0.1 million charged by, Utility Group in third quarter 2008 as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.1 million, from Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust holds significant influence over Utility Group as AltaGas' Chairman and Chief Executive Officer is a director of Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,900 were made in third quarter 2008 (third quarter 2007 - $21,171) which is the exchange value of the property agreed to by both parties. The lease expires at the end of 2008.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q3-08**	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06
Net revenue[1]	**122.7**	117.3	110.7	76.4	88.2	80.1	79.3	84.6
Operating income[1]	**50.7**	37.0	47.6	28.9	37.5	31.2	29.0	32.0
Net income	**53.5**	32.9	37.6	31.8	31.4	21.1	24.6	27.3

($ per unit)	**Q3-08**	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06
Net income								
Basic	**0.75**	0.49	0.58	0.55	0.54	0.37	0.43	0.49
Diluted	**0.75**	0.49	0.57	0.55	0.54	0.37	0.43	0.49
Distributions declared[2]	**0.535**	0.525	0.525	0.525	0.52	0.51	0.51	0.51

[1] *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

[2] *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment; including generally increasing power prices in Alberta; higher frac spreads and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business.
- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52, SIFT, which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.
- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates.
- In first quarter 2008 the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition.
- Third quarter 2008 included a $1.4 million pre-tax gain on the sale of a development power project.
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to reduced future income tax liability due to lower effective tax rates resulting from the reorganization of legal entities within the Trust's structure.

Improved Standard & Poor's Outlook

In July 2008 Standard & Poor's (S&P) changed its outlook for the Trust from stable to positive, citing the smooth integration of Taylor assets into the AltaGas operations, AltaGas' commitment to preserving an acceptable balance sheet and the continued use of sound risk management policies applied to the power business and commodity exposures as reasons for the increased outlook.

Improved Dominion Bond Rating Service Trend

In September 2008 Dominion Bond Rating Service (DBRS) changed its trend for the Trust from stable to positive, citing the smooth integration of Taylor assets into the AltaGas operations, AltaGas' commitment to preserving an acceptable balance sheet and progress made in diversifying its earnings and cash flow as reasons for the increased trend.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, AltaGas Services Inc. (ASI) security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At October 31, 2008 the Trust had 69.3 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on October 31, 2008 of $19.25 per trust unit. At October 31, 2008 there were 1.6 million options outstanding and 489,409 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In the three months ended September 30, 2008 the Trust declared distributions of $38.0 million compared to cash from operations of $50.4 million (same period 2007 - $30.0 million and $30.8 million respectively).

In the nine months ended September 30, 2008 the Trust declared distributions of $108.3 million compared to cash from operations of $167.7 million (same period 2007 - $88.2 million and $123.5 million respectively). AltaGas has a target payout ratio of 65 to 75 percent of funds from operations.

In second quarter 2008 AltaGas announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.18 per unit ($2.16 per unit annualized) from $0.175 per unit ($2.10 per unit annualized) commencing with September 15, 2008 distribution. This was AltaGas' fifth distribution increase since converting to a trust in May 2004, which together represent a 20 percent increase since inception.

The following table summarizes AltaGas' distribution declaration history since 2006:

Distributions

($ per unit)	2008	2007	2006
First quarter	**0.525**	0.510	0.485
Second quarter	**0.525**	0.510	0.495
Third quarter	**0.535**	0.520	0.505
Fourth quarter	**-**	0.525	0.510
Distribution of shares[1]	**-**	0.076	-
	1.585	2.141	1.995

[1] *On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.*

CHANGES IN ACCOUNTING POLICIES

2008 Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3031 Inventories

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008, the new CICA Handbook Section 3031 "Inventories" provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 replaced Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

Future Accounting Changes

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009. The Trust does not expect any financial impact as a result of this new CICA Handbook section.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board announced a new strategic plan for the convergence of Canadian GAAP with IFRS beginning 2011. A high-level diagnostic has been completed assessing the areas likely to have an impact of IFRS financial statements. This impact cannot be reasonably estimated at this time.

AltaGas has developed an IFRS project charter identifying a steering committee and several standard specific work groups and work streams. The steering committee is made up of members of senior management and is charged with monitoring the progress and making critical decisions related to the transition to IFRS. AltaGas has established a team that is currently performing a detailed assessment of the differences between AltaGas' current accounting standards and IFRS.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2007, except as disclosed in the notes to the interim Consolidated Financial Statements for the three months and nine months ended September 30, 2008. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2007 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2008 and in the notes to the 2007 audited Consolidated Financial Statements included in the Trust's 2007 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations, asset impairment assessment and future tax liability. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2007 Annual Report and the notes to the interim Consolidated Financial Statements for the three and nine months ended September 30, 2008.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation. During third quarter 2008 there were no material changes to the Trust's internal controls over financial reporting.

Effectiveness testing of key internal controls are currently in progress in response to the amended continuous disclosure requirements under National Instrument 51-109 as issued by the Canadian Securities Administrators.

Consolidated Balance Sheets

(unaudited)

($ thousands)	September 30 2008	December 31 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 21,337	$ 12,451
Accounts receivable	198,267	191,879
Inventory	574	130
Customer deposits	24,532	24,369
Risk management *(note 11)*	106,399	66,811
Other current assets	6,792	9,714
	357,901	305,354
Capital assets *(note 6)*	1,401,840	682,322
Energy arrangements, contracts and relationships *(note 7)*	141,404	95,716
Goodwill	148,288	18,260
Risk management *(note 11)*	42,415	33,640
Long-term investments and other assets	21,644	64,509
	$ 2,113,492	$ 1,199,801
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 191,927	$ 177,802
Distributions payable to unitholders	12,841	10,167
Short-term debt	145	3,551
Current portion of long-term debt *(note 8)*	1,355	1,234
Customer deposits	24,532	24,369
Deferred revenue	2,777	1,718
Risk management *(note 11)*	103,933	60,848
Other current liabilities	20,023	9,321
	357,533	289,010
Long-term debt *(note 8)*	538,505	215,949
Asset retirement obligations	40,532	18,811
Future income taxes	194,121	58,229
Risk management *(note 11)*	32,748	30,166
Convertible debentures *(note 9)*	16,717	-
Other long-term liabilities	5,512	2,948
	1,185,668	615,113
Unitholders' equity *(notes 12 and 13)*	927,824	584,688
	$ 2,113,492	$ 1,199,801

See accompanying notes to the Consolidated Financial Statements.

SEC File # 82-34911

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three months ended September 30 2008	Three months ended September 30 2007	Nine months ended September 30 2008	Nine months ended September 30 2007
REVENUE				
Operating	**$ 457,168**	$ 320,165	**$ 1,389,462**	$ 1,086,841
Unrealized gain on risk management *(note 11)*	**3,654**	1,142	**1,386**	1,617
Other	**(120)**	762	**1,390**	3,454
	460,702	322,069	**1,392,238**	1,091,912
EXPENSES				
Cost of sales	**338,042**	233,896	**1,041,545**	844,351
Operating and administrative	**54,593**	39,073	**165,187**	114,148
Amortization:				
Capital assets	**14,835**	9,747	**42,800**	29,986
Energy arrangements, contracts and relationships	**2,552**	1,903	**7,412**	5,710
	410,022	284,619	**1,256,944**	994,195
Interest expense				
Short-term debt	**105**	121	**311**	269
Long-term debt	**5,921**	2,734	**19,032**	8,710
Income before income taxes	**44,654**	34,595	**115,951**	88,738
Income tax expense (recovery)				
Current income tax	**2,177**	-	**2,393**	-
Future income tax	**(10,977)**	3,237	**(10,386)**	11,747
Net income	**53,454**	31,358	**123,944**	76,991
Accumulated earnings, beginning of period	**580,902**	447,251	**510,412**	401,618
Accumulated earnings, end of period	**$ 634,356**	$ 478,609	**$ 634,356**	$ 478,609
Net income per unit *(note 15)*				
Basic	**$ 0.75**	$ 0.54	**$ 1.83**	$ 1.35
Diluted	**$ 0.75**	$ 0.54	**$ 1.81**	$ 1.35
Weighted average number of units outstanding (thousands) *(notes 13 and 15)*				
Basic	**71,138**	57,692	**67,873**	57,188
Diluted	**72,042**	57,744	**68,794**	57,227

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

	Three months ended September 30		Nine months ended September 30	
($ thousands)	**2008**	2007	**2008**	2007
Net income	**$ 53,454**	$ 31,358	**$ 123,944**	$ 76,991
Other comprehensive income (loss), net of tax				
Unrealized net gain (loss) on available for sale financial assets	**-**	889	**(17,873)**	11,288
Unrealized net gain on derivatives designated as cash flow hedges	**15,689**	5,688	**823**	1,602
Reclassification to net income of net gain on derivatives designated as cash flow hedges pertaining to prior periods	**4,810**	5,858	**2,387**	2,469
	20,499	12,435	**(14,663)**	15,359
Comprehensive income	**$ 73,953**	$ 43,793	**$ 109,281**	$ 92,350
Accumulated other comprehensive income (loss), beginning of period	**$ (7,993)**	$ 290	**$ 27,169**	-
Adjustment resulting from adoption of new financial instrument accounting standards	**-**	-	**-**	(2,634)
Other comprehensive income (loss), net of tax	**20,499**	12,435	**(14,663)**	15,359
Accumulated other comprehensive income, end of period	**$ 12,506**	$ 12,725	**$ 12,506**	$ 12,725

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three months ended September 30 2008	2007	Nine months ended September 30 2008	2007
Cash from operations				
Net income	$ **53,454**	$ 31,358	$ **123,944**	$ 76,991
Items not involving cash:				
Amortization	**17,387**	11,650	**50,212**	35,696
Accretion of asset retirement obligations	**838**	416	**1,793**	1,266
Unit-based compensation	**105**	128	**300**	459
Future income tax expense (recovery)	**(10,977)**	3,237	**(10,386)**	11,747
(Gain) loss on sale of assets *(note 19)*	**(1,407)**	1,381	**(1,725)**	(182)
Equity (income) loss	**165**	29	**(416)**	(1,664)
Distributions from equity investments	**72**	232	**209**	1,490
Unrealized gain on risk management	**(3,654)**	(1,142)	**(1,386)**	(1,617)
Other	**300**	330	**694**	877
Asset retirement obligations settled.	**(182)**	(412)	**(399)**	(552)
Net change in non-cash working capital *(note 16)*	**(5,722)**	(16,439)	**4,875**	(1,043)
	50,379	30,768	**167,715**	123,468
Investing activities				
Increase in customer deposits	**(517)**	(3,337)	**(163)**	(9,520)
Decrease in note receivable	**1,000**	-	**6,500**	-
Acquisition of capital assets	**(26,642)**	(16,197)	**(110,875)**	(37,085)
Disposition of capital assets	**6,589**	9,215	**15,432**	9,722
Acquisition of long-term investments and other assets	**(45,911)**	(1,313)	**(306,916)**	(2,112)
Disposition of long-term investments and other assets	**-**	2,700	**-**	3,075
	(65,481)	(8,932)	**(396,022)**	(35,920)
Financing activities				
Increase (decrease) in short-term debt	**(2,154)**	1,020	**(3,406)**	2,865
Net issuance (repayment) of revolving long-term debt	**59,226**	(1,703)	**212,892**	(138,816)
Issuance of long-term debt	**(207)**	-	**(207)**	100,000
Repayment of long-term debt	**(4,636)**	-	**(5,369)**	-
Distributions to unitholders	**(37,666)**	(29,845)	**(105,732)**	(87,655)
Net proceeds from issuance of units	**9,091**	8,696	**134,515**	35,145
Net proceeds from issuance of warrants *(note 12)*	**-**	-	**4,500**	-
	23,654	(21,832)	**237,193**	(88,461)
Change in cash and cash equivalents	**8,552**	4	**8,886**	(913)
Cash and cash equivalents, beginning of period	**12,785**	12,309	**12,451**	13,226
Cash and cash equivalents, end of period	$ **21,337**	$ 12,313	$ **21,337**	$ 12,313

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2007, except as described below in Notes 3 and 4. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2007 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

3. CHANGES IN ACCOUNTING POLICIES

Changes For 2008

Effective January 1, 2008 the Trust adopted the new CICA Handbook accounting requirements for Section 1535 "Capital Disclosures", Section 3031 "Inventories", Section 3862 "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments - Presentation". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Capital Disclosures

CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital, which have been provided in note 10.

Inventories

Inventory consists of materials and supplies and natural gas liquids (NGL) product held for sale. All inventory is valued at the lower of cost and net realizable value. Cost is assigned using a weighted average cost formula.

Financial Instruments

CICA Handbook Section 3862 "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments - Presentation" replace Section 3861 "Financial Instruments - Disclosure and Presentation" effective January 1, 2008 for the Trust. Section 3862 requires the disclosure of information to allow users to evaluate the significance of the financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The additional information to comply with these standards is disclosed in note 11.

Future Accounting Changes

Section 3064 "Goodwill and Intangible Assets"

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and

disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board announced a new strategic plan for the convergence of Canadian GAAP with IFRS beginning 2011. A high-level diagnostic has been completed assessing the areas likely to have an impact on IFRS financial statements. This impact cannot be reasonably estimated at this time.

AltaGas has developed a project charter identifying a steering committee and several standard specific work groups and work streams. The steering committee is made up of members of senior management and is charged with monitoring the progress and making critical decisions related to the transition to IFRS. AltaGas has established a team that is currently performing a detailed assessment of the differences between AltaGas' current accounting standards and IFRS.

4. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the acquisition of Taylor NGL Limited Partnership (Taylor) and AltaGas' issuance of warrants, the Trust has updated the following significant accounting policies.

Energy Arrangements, Contracts, Relationships and Amortization

Energy arrangements, contracts and relationships are recorded at cost, which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance B Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 - 49 months
Energy services relationships	15 years
Extraction and transmission (E&T) contracts	10 - 20 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the two 353-MW capacity Sundance B generating units. The investment in the PPAs and the corresponding revenue and expenses thereunder are recorded on a proportionate basis. The Sundance B PPAs required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded when delivered.

The natural gas and power marketing contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when product is delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of iQ2 Power Corp., AltaGas Energy Limited Partnership, ECNG Canada Ltd. and Energistics Group Inc., and are recorded at fair value and amortized on a straight-line basis commencing with the expiration of the related short-term marketing contracts over the 15-year expected useful life of the relationships.

The E&T contracts were acquired through the acquisition of Taylor and are recorded at fair value and amortized on a straight-line basis over the average expected life of the contracts.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the period. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the period plus the trust units issuable on conversion of outstanding convertible debentures and warrants. Diluted net income is increased by the interest on the convertible debentures and decreased by the accretion on the convertible debentures.

Convertible Debentures

Convertible debentures are recorded at fair value upon acquisition, less the amount attributed to the conversion feature, which is included as part of unitholders' equity. The difference between the fair value and the principal amount is charged to income on an effective yield basis.

Warrants

Warrants are recorded at fair value, deemed to be the gross proceeds upon issue and are included as part of unitholders' equity.

5. BUSINESS ACQUISITIONS

Acquisition of Taylor NGL Limited Partnership

On January 10, 2008 AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) acquired all of the outstanding limited partnership units of Taylor (other than the Taylor units already owned by AltaGas and its affiliates). Taylor participated in the energy business through ownership of natural gas liquids extraction plants, natural gas processing assets and two natural gas liquids pipelines. It also had an interest in a 7-MW run-of-river hydroelectric generation plant.

AltaGas offered Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate limits of $245.0 million in cash and 8.0 million Trust units, including up to approximately 1.9 million exchangeable units. Prior to closing the acquisition, $27.9 million of Taylor convertible debentures were redeemed, increasing Taylor units outstanding by 2.7 million. The aggregate purchase price was $593.6 million, including $256.3 million of cash and 7.7 million Trust units (including 0.2 million exchangeable units) valued at $198.9 million for all the outstanding units not previously owned by AltaGas, assumed debt and convertible debentures of $132.5 million and $5.9 million in transaction costs. The value of the Trust units issued was determined based on the weighted average market price between two days preceding and two days subsequent to November 11, 2007, the date the offer had been agreed upon and announced.

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Any final adjustments may significantly change the allocation of the purchase price and could affect the fair value assigned to assets and liabilities. The preliminary allocation of the purchase price is as follows:

Total consideration for 100% of Taylor		
Cost of 8.9% investment in Taylor originally owned by AltaGas		$ 23,156
Purchase price for the remaining 91.1% of Taylor units		
Cash consideration	256,281	
Units	198,861	
Estimated transaction costs	5,884	
Equity portion of Taylor convertible debentures	2,127	463,153
Total consideration		$ 486,309
Purchase price allocation for 100% of Taylor		
Assets acquired		
Current assets	30,584	
Capital assets	592,030	
Energy arrangements, contracts and relationships	53,100	
Goodwill	125,680	
Long-term investments and other assets	4,640	806,034

Less liabilities assumed		
Current liabilities	27,549	
Long-term debt	110,423	
Convertible debentures	22,171	
Asset retirement obligations	18,741	
Future income taxes	135,320	
Future employee obligations	2,542	
Risk management	2,979	319,725
		$ 486,309

Until the date of acquisition, AltaGas accounted for its investment in Taylor using the cost method. As a result, the investment in Taylor was designated as available for sale and was measured at fair value with the changes in fair value recorded in other comprehensive income (OCI). As of January 10, 2008 Taylor has been included in AltaGas' Consolidated Financial Statements.

AltaGas drew on its available credit facility to finance the cash consideration of $256.3 million for the Taylor acquisition.

Acquisition of NovaGreenPower Inc.

On July 31, 2008 AltaGas acquired NovaGreenPower Inc. (NovaGreen), a wholly-owned subsidiary of NovaGold Resources Inc., for $35 million on closing with an additional $5 million on completion of certain conditions. NovaGreen was developing the Forrest Kerr run-of-river hydroelectric project in Northwest B.C., which is expected to have capacity of 195 MW. NovaGreen was also pursuing three other development projects all within the same region as Forrest Kerr with an additional potential run-of-river hydroelectric capacity of approximately 130 MW.

Acquisition of 45 Percent Interest in GreenWing Energy Development Limited Partnership

On August 15, 2008 AltaGas acquired GreenWing Energy Management Ltd.'s 45 percent interest in GreenWing Energy Development Limited Partnership (GEDLP) for $12.3 million. As a result, the Trust now owns 100 percent of GEDLP.

6. CAPITAL ASSETS

	September 30 2008			December 31 2007		
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
Extraction and Transmission						
Extraction and transmission assets	**$ 852,096**	**$ (64,372)**	**$ 787,724**	$ 255,810	$ (46,078)	$ 209,732
Field Gathering and Processing						
Field gathering and processing assets	**608,445**	**(168,453)**	**439,992**	569,944	(148,297)	421,647
Other assets	**6,459**	**(2,944)**	**3,515**	4,416	(2,161)	2,255
Energy Services						
Energy services assets	**10,610**	**(1,128)**	**9,482**	9,693	(896)	8,797
Other assets	**917**	**(417)**	**500**	2,018	(156)	1,862
Power Generation						
Capital lease *(note 8)*	**13,798**	**(5,633)**	**8,165**	13,798	(4,596)	9,202
Power generation assets	**142,386**	**-**	**142,386**	22,013	-	22,013
Corporate						
Other assets	**24,001**	**(13,925)**	**10,076**	19,230	(12,416)	6,814
	$ 1,658,712	**$ (256,872)**	**$ 1,401,840**	$ 896,922	$ (214,600)	$ 682,322

Interest capitalized on long-term capital construction projects for the nine months ended September 30, 2008 was $2.0

million (December 31, 2007 - $0.8 million). At September 30, 2008 the Trust had spent approximately $145.1 million (December 31, 2007 - $42.6 million) on capital projects under construction that were not yet subject to amortization.

In January 2008 the Trust completed the acquisition of Taylor (note 5), which resulted in the increase to the extraction and transmission and field gathering and processing assets.

7. ENERGY ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

	September 30 2008			December 31 2007		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Energy services and E&T arrangements and contracts	$ 168,171	$ (44,085)	$ 124,086	$ 115,071	$ (37,717)	$ 77,354
Energy services relationships	20,892	(3,574)	17,318	20,892	(2,530)	18,362
	$ 189,063	$ (47,659)	$ 141,404	$ 135,963	$ (40,247)	$ 95,716

The amortization of the energy services relationships began in 2006 upon expiration of the corresponding short-term marketing contracts.

In January 2008 the Trust completed the acquisition of Taylor (note 5), which resulted in the majority of additions since December 31, 2007.

8. LONG-TERM DEBT

	September 30 2008	December 31 2007
Operating loans	$ 332,500	$ 8,000
Medium-term notes	200,000	200,000
Capital lease obligations	9,119	10,034
Other long-term debt	1,344	-
Unamortized deferred financing	(3,103)	(851)
	539,860	217,183
Less current portion	1,355	1,234
	$ 538,505	$ 215,949

Operating Loans

At September 30, 2008 the Trust held a $375.0 million (December 31, 2007 - $300.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw. On September 30, 2007 AltaGas negotiated the extension of the maturity date of this facility to September 30, 2010.

On March 31, 2008 the Trust negotiated a new $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw and the facility matures on September 28, 2009.

At September 30, 2008 the Trust had drawn $332.5 million (December 31, 2007 - $8.0 million) against the facilities. The prime lending rate at September 30, 2008 was 4.75 percent (December 31, 2007 - 6.0 percent). The average rate on the Trust's bankers' acceptances at September 30, 2008 was 4.2 percent (December 31, 2007 - 5.2 percent).

Medium-Term Notes

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured medium-term notes (MTNs) were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

Letter of Credit Facility

At September 30, 2008 the Trust held a $75.0 million (December 31, 2007 - $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At September 30, 2008 the Trust had letters of credit of $61.1 million (December 31, 2007 - $61.7 million) outstanding against the extendible revolving-term letter of credit facility.

9. CONVERTIBLE DEBENTURES

On January 10, 2008 AltaGas assumed a principal amount of $22.1 million of 5.85 percent convertible debentures through the acquisition of Taylor. The debentures mature on September 10, 2010, with interest payable semi-annually on September 10 and March 10 of each year. Prior to maturity, the debentures may be converted into trust units at the option of the holder at a conversion price of $24.64 per trust unit.

The Trust may redeem the convertible debentures after September 10, 2008 and prior to September 10, 2009 in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, if any, provided the current market price of the trust units on the date notice is given is not less than 125 percent of the conversion price, subject to adjustment in certain events. After September 10, 2009 and prior to the convertible debentures' maturity, the Trust may redeem the convertible debentures at a price equal to their principal amount plus accrued and unpaid interest, if any. The Trust can elect to pay interest on the debentures by issuing trust units.

Balance, December 31, 2007	$	-
Fair value of convertible debentures *(note 5)*		22,171
Accretion		(13)
Conversion to Trust units		(1,287)
Redeemed for cash		(4,154)
Balance, September 30, 2008	**$**	**16,717**

10. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers Unitholders' Equity (including Accumulated Other Comprehensive Income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2007.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio as at September 30, 2008 was 37.5 percent (December 31, 2007 - 27.4 percent).

All of the borrowing facilities have financial tests and other covenants customary for the types of facilities which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

11. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At September 30, 2008 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black Scholes model.

The carrying amount and fair values of the Trust's financial assets and liabilities were as follows:

Summary of Fair Values		**September 30 2008**				**December 31 2007**
($ thousands)		**Carrying amount**		**Fair value**		Carrying amount		Fair value
Financial assets								
Held for trading								
Cash and cash equivalents[1]	$	21,337	$	21,337	$	12,451	$	12,451
Risk management - derivatives[2]		121,134		121,134		83,200		83,200
Cash flow hedges								
Risk management[2]		27,680		27,680		17,251		17,251
Loans and receivables								
Accounts receivable and other assets[1] [3]		196,757		196,757		194,936		194,936
Customer deposits[1]		24,532		24,532		24,369		24,369
Available for sale								
Long-term investments and other assets		-		-		44,746		44,746
	$	391,440	$	391,440	$	376,953	$	376,953
Financial liabilities								
Held for trading								
Risk management - derivatives[2]	$	126,327	$	126,327	$	86,799	$	86,799
Cash flow hedges								
Risk management[2]		10,355		10,355		4,215		4,215
Other financial liabilities								
Accounts payable and other liabilities[1] [4]		206,661		206,661		185,943		185,943
Customer deposits[1]		24,532		24,532		24,369		24,369
Short-term debt		145		145		3,551		3,551
Long-term debt[5]		542,963		534,970		218,033		208,036
Convertible debentures		16,717		17,239		-		-
	$	927,700	$	920,229	$	522,910	$	512,913

[1] *Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.*

[2] *Fair value is equal to the carrying value for derivatives and hedged items.*

[3] *Excludes income and sales tax of $8,301 (December 31, 2007 - $6,656).*

[4] *Excludes income and sales tax and deferred revenue of $5,288 (December 31, 2007 - $1,180).*

[5] *Includes current portion of long-term debt and excludes deferred financing costs of $3,103 (December 31, 2007 - $850).*

Summary of Unrealized Gain (Loss) on Risk Management

($ thousands)	Three months ended September 30 2008	2007	Nine months ended September 30 2008	2007
Natural gas	$ 3,982	$ 625	$ 4,810	$ 1,535
Natural gas liquids	5,630	227	4,029	227
Power	(431)	28	(360)	(37)
Heat rate	-	-	(188)	-
Interest rate swaps	(972)	311	(1,629)	312
Foreign exchange	(4,555)	(49)	(5,276)	(420)
Total	$ 3,654	$ 1,142	$ 1,386	$ 1,617

Market Risk on Financial Instruments

The Trust is exposed to market risk and potential loss from changes in the values of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed-price and market-price contracts for both the purchase and sale of natural gas extend to 2013.

The Trust had the following contracts outstanding:

As at September 30, 2008			**Notional volume (GJ)**		
Derivative Instruments	**Fixed price (per GJ)**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Commodity forward	**$2.22 to $10.37**	**1 - 61**	**93,763,915**	**-**	**$ 579**
Commodity forward	**$2.22 to $10.37**	**1 - 61**	**-**	**93,763,915**	**$ 1,209**

As at December 31, 2007			Notional volume (GJ)		
Derivative Instruments	Fixed price (per GJ)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$2.16 to $10.37	1 - 55	105,375,003	-	$ (17,775)
Commodity forward	$2.16 to $10.37	1 - 55	-	105,375,003	$ 14,754

In third quarter 2008 the Trust recognized an unrealized gain of $4.0 million (September 30, 2007 - $0.6 million) from the Trust's natural gas risk management activities.

Natural Gas Liquids

The Trust entered into a series of swaps to lock in a portion of the volumes exposed to NGL frac spread:

SEC File # 82-34911

The Trust had the following contracts outstanding:

As at September 30, 2008			**Notional volume**		
Product	**Fixed price**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Propane	**$1.2825 to $1.8000 US/gallon**	**1 - 27**	**42,079,884 gallons**	**-**	**$ 7,876**
Butane	**$1.4950 to $2.3000 US/gallon**	**1 - 27**	**13,369,896 gallons**	**-**	**$ 5,026**
WTI	**$83.20 to $144.65 US/Bbl**	**1 - 27**	**165,252 Bbls**	**-**	**$ 1,413**
Natural gas	**$6.54 to $9.95/GJ**	**1 - 27**	**-**	**5,745,064 GJ**	**$ (7,918)**

As at December 31, 2007			Notional volume		
Product	Fixed price	Period (months)	Sales	Purchases	Fair value
Propane	$1.2825 to $1.4725 US/gallon	1 - 12	9,677,178 gallons	-	$ (1,156)
Butane	$1.4950 to $1.7000 US/gallon	1 - 12	2,612,064 gallons	-	$ (685)
WTI	$83.20 to $89.10 US/Bbl	1 - 12	27,489 Bbls	-	$ (143)
Natural gas	$6.455 to $6.550/GJ	1 - 12	-	1,382,591 GJ	$ 159

In third quarter 2008 the Trust recognized an unrealized gain of $5.6 million (September 30, 2007 - $0.2 million) from the Trust's NGL risk management activities.

Power

Under the power purchase arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At September 30, 2008 the Trust had no intention to terminate any contracts prior to maturity.

The Trust had no commodity forward contracts outstanding at September 30, 2008.

As at December 31, 2007			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$79.00 to $80.60	1 - 3	2,160	-	$ (28)
Commodity forward	$63.25 to $68.00	1 - 3	-	2,160	$ 31

The Trust had the following commodity swaps and collars outstanding:

As at September 30, 2008			**Notional volume (MWh)**		
Derivative Instruments	**Fixed price (per MWh)**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Swaps and collars	**$60.50 to $88.00**	**1 to 27**	**1,850,928**	**-**	**$ 5,787**
Swaps and collars	**$56.50 to $77.00**	**1 to 113**	**-**	**266,364**	**$ 5,260**

As at December 31, 2007			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair value
Swaps and collars	$65.00 to $88.00	1 to 24	1,626,624	-	$ 10,932
Swaps and collars	$56.50	1 to 120	-	263,016	$ 3,339

The Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized loss of $0.4 million in third quarter 2008 (September 30, 2007 - $28,018).

The Trust had no heat rate hedges outstanding at September 30, 2008.

As at December 31, 2007			Notional volume (GJ or MWh)		
Derivative Instruments	Fixed price (per GJ or MWh)	Period (months)	Sales	Purchases	Fair value
Natural gas (per GJ)	$6.08 to $6.17	1		79,050	$ 17,968
Power (per MWh)	$89.00 to $138.00	1	6,510	-	$ 170,019

In third quarter 2008 the Trust recognized no unrealized gain or loss (September 30, 2007 - nil) from heat rate hedging activities.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The Trust's target is to have approximately 70 to 75 percent of its debt at fixed interest rates.

The Trust had the following interest rate swaps outstanding:

As at September 30, 2008	**Weighted average interest rate**	**Period (months)**	**Notional quantity**	**Fair value**
Swaps	**3.746%**	**3 to 18**	**$ 205,000**	**$ (1,546)**

As at December 31, 2007	Weighted average interest rate	Period (months)	Notional quantity	Fair value
Swaps	3.56%	2 to 15	$ 25,000	$ 165

At September 30, 2008 the Trust's interest rate risk management activities resulted in an unrealized loss of $1.0 million (September 30, 2007 - $0.3 million).

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forwards, swaps and options.

The Trust had the following contracts outstanding:

As at September 30, 2008	**Fixed price**	**Period (months)**	**Notional quantity**	**Fair value**
Swaps (USD)[1]	**$0.9268 to $1.0262**	**1 to 27**	**$92,920**	**$ (4,984)**
Forwards and options (Euro)	**$1.470 - $1.5350**	**8 to 12**	**€59,700**	**$ (637)**

[1] *Related to NGL frac spread contracts.*

As at December 31, 2007	Fixed price	Period (months)	Notional quantity	Fair value
Swaps (USD)[1]	$0.9268 to $1.0882	1 to 12	$14,968	$ (670)
Forwards and options (Euro)	$1.42 to $1.4436	1 to 3	€11,900	$ 326

[1] *Related to NGL frac spread contracts.*

At September 30, 2008 the Trust's foreign exchange risk management activities had an unrealized loss of $4.6 million (September 30, 2007 - $(48,803)).

Bond Forward

The Trust anticipates issuing a five-year $100 million medium-term note before the end of 2008. To hedge against the risk of rising interest rates, the Trust entered into bond forward contracts with two Canadian chartered banks in August 2008, to lock in a 5-year Government of Canada bond yield of approximately 3.13 percent. At September 30, 2008 the bond forward hedge had a fair market value position of $66,975.

Sensitivity Analysis

The sensitivity analysis is estimated based on the notional volumes of each commodity, interest rate swap and foreign exchange contract outstanding, taking into consideration future income tax impact.

The following table illustrates potential effects of changes in relevant risk variables on AltaGas' net income and OCI for contracts in place at September 30, 2008:

Factor Share	Increase or decrease[1]	Increase or decrease in net income	Increase or decrease in OCI
Alberta electricity prices	$2/MWh	2	2,296
Natural gas	$1/GJ	4,412	-
Natural gas liquids frac spread:			
Propane	$5/Bbl	499	3,069
Butane	$5/Bbl	193	940
WTI	$5/Bbl	83	505
Natural gas	$1/GJ	47	4,036
Interest rate swaps	25 bps	513	-
Bond forward	25 bps	-	250
Foreign exchange	1%	848	212

[1] Estimated increase or decrease to forward prices or curves.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a financial instrument from which the Trust has an amount owing fails to fulfill its obligations in accordance with the terms of the contract.

AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits on clients, both prior to providing products or services and on a recurring basis. In addition, most contracts include credit mitigation clauses which allow AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

The Trust's maximum credit exposure consists primarily of the carrying value of the non-derivative financial assets and the fair value of derivative financial assets. At September 30, 2008 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

Liquidity Risk on Financial Instruments

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they fall due. The Trust manages this risk through its extensive budgeting and monitoring process to ensure it has sufficient cash and credit facilities to meet its obligations. The Trust's objective is to maintain its investment-grade ratings to ensure it has access to debt and equity funding as required (see note 10).

At September 30, 2008 the Trust had the following contractual maturities with respect to non-derivative financial liabilities:

	Payments Due by period					
	Total	2008	2009	2010	2011	Thereafter
Short-term debt	145	145	-	-	-	-
Long-term debt[1][2]	542,963	381	101,316	333,909	1,508	105,849
Convertible debentures	16,717	-	-	16,717	-	-
Total	$ 559,825	$ 526	$ 101,316	$ 350,626	$ 1,508	$ 105,849

[1] *Comprising operating loans, medium-term notes and capital lease obligations excluding deferred financing costs (note 8).*

[2] *Includes current portion of long-term debt.*

12. UNITHOLDERS' EQUITY

	September 30 2008	December 31 2007
Unitholders' capital *(note 13)*	**$ 841,403**	$ 505,544
Contributed surplus *(note 14)*	**4,174**	3,875
Accumulated earnings	**634,356**	510,412
Convertible debentures	**1,603**	-
Warrants	**4,500**	-
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(499,509)**	(391,103)
Distributions of common shares of Utility Group	**(29,848)**	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(247)**	(247)
Accumulated other comprehensive income	**12,506**	27,169
	$ 927,824	$ 584,688

[1] *Accumulated unitholders' distributions paid by the Trust as at September 30, 2008 were $486.7 million (as at December 31, 2007 - $380.9 million).*

In 2007 the holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 received one common share of AltaGas Utility Group Inc. (Utility Group) for every 100 trust or exchangeable units held on August 27, 2007. As part of the distribution plan, any unitholder allocated fewer than 50 common shares of Utility Group received cash. The number of common shares of Utility Group distributed to unitholders was 577,416, which reduced unitholders equity by $4.2 million. This distribution resulted in a 27 percent reduction of the Trust's interest in Utility Group to 19.6 percent.

13. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units		Amount
December 31, 2007	56,057,438	$	493,866
Units issued for cash on exercise of options	2,150		55
Units issued under DRIP[1]	1,071,689		25,056
Units issued for exchangeable units	26,751		292
Units issued on business acquisition	7,553,174		194,645
Units issued on conversion of convertible debentures	52,222		1,810
Units issued on public offering (net of $5.2 million of issuance costs)	4,398,750		110,077
September 30, 2008	**69,162,174**	**$**	**825,801**

Exchangeable Units Issued and Outstanding	Number of units		Amount
December 31, 2007 issued by AltaGas LP #1	2,040,456	$	11,678
AltaGas LP #1 units redeemed for trust units	(26,751)		(292)
Units issued on business acquisition	163,607		4,216
September 30, 2008	**2,177,312**		**15,602**
Issued and outstanding at September 30, 2008	**71,339,486**	**$**	**841,403**

[1] *Distribution Reinvestment and Optional Unit Purchase Plan.*

	Three Months Ended September 30		Nine Months Ended September 30	
Weighted Average Units Outstanding [1]	**2008**	2007	**2008**	2007
Number of units - basic	**71,137,882**	57,692,359	**67,873,398**	57,187,589
Dilutive stock options	**904,070**	52,025	**920,614**	39,537
Number of units - diluted	**72,041,952**	57,744,384	**68,794,012**	57,227,126

[1] *Includes exchangeable units.*

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At September 30, 2008, 10 percent of units outstanding were reserved for issuance under the plan. To September 30, 2008 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At September 30, 2008 outstanding options were exercisable at various dates to the year 2018 (December 31, 2007 - 2017). Options outstanding under the plan have a weighted average exercise price of $25.69 (December 31, 2007 - $26.36) and a weighted average remaining term of 8.4 years (December 31, 2007 - 8.76 years). As at September 30, 2008 the unexpensed fair value of unit option compensation cost associated with future periods was $0.5 million (December 31, 2007 - $0.7 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding	
	Number of options	Exercise price(1)
Unit options outstanding, December 31, 2007	1,310,400	$ 26.36
Granted	478,250	24.06
Exercised	(2,150)	17.17
Cancelled	(166,500)	26.41
Unit options outstanding, September 30, 2008	**1,620,000**	**$ 25.69**
Unit options exercisable, September 30, 2008	**489,409**	**$ 23.24**

(1) Weighted average.

A summary of the employee unit option plan as at September 30, 2008:

	Options outstanding			Options exercisable	
	Number outstanding(1)	Exercise price(2)	Remaining contractual life(3)	Number exercisable(1)	Exercise price(2)
$5.00 - 7.00	9,000	$ 6.10	1.70	9,000	$ 6.10
$7.01 - 15.50	27,500	10.29	4.41	27,500	10.29
$15.51 - 25.08	731,500	24.21	8.92	437,075	24.33
$25.09 - 29.50	852,000	27.66	8.15	15,834	25.57
	1,620,000	$ 25.69	8.40	489,409	$ 23.24

(1) As at September 30, 2008.

(2) Weighted average.

(3) Weighted average number of years.

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in third quarter 2008 in respect of this plan was $1.7 million (third quarter 2007 - $1.1 million). As at September 30, 2008 the unexpensed fair value of unit-based compensation costs associated with future periods was $15.8 million (December 31, 2007 - $14.2 million).

14. CONTRIBUTED SURPLUS

	September 30 2008	December 31 2007
Balance, beginning of period	**$ 3,875**	$ 3,322
Amortization of unit options	**332**	617
Exercise of unit options	**(18)**	(18)
Cancellation of unit options	**(15)**	(46)
Balance, end of period	**$ 4,174**	$ 3,875

15. INCOME PER UNIT

SEC File # 82-34911

The following table summarizes the computation of net income per unit:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Numerator:				
Numerator for basic income per unit	**$ 53,454**	$ 31,358	**$ 123,944**	$ 76,991
Numerator for diluted income per unit	**$ 53,700**	$ 31,358	**$ 124,695**	$ 76,991
Denominator:				
Weighted-average number of units	**71,138**	57,692	**67,873**	57,188
Dilutive unit options	**904**	52	**921**	40
Denominator for diluted income per unit	**72,042**	57,744	**68,794**	57,228
Basic income per unit	**$ 0.75**	$ 0.54	**$ 1.83**	$ 1.35
Diluted income per unit	**$ 0.75**	$ 0.54	**$ 1.81**	$ 1.35

16. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Accounts receivable[1]	**$ 24,747**	$ (4,862)	**$ 20,313**	$ 61,972
Inventory	**(444)**	-	**(444)**	(50)
Other current assets[2]	**1,105**	(1,742)	**2,922**	4,554
Accounts payable and accrued liabilities[1]	**(19,290)**	(13,712)	**(20,163)**	(76,369)
Customer deposits	**517**	3,337	**163**	9,520
Deferred revenue	**-**	272	**1,059**	695
Other current liabilities	**1,114**	1,933	**10,702**	(3,323)
	7,749	(14,774)	**14,552**	(3,001)
Add decrease (increase) in capital costs payable	**(13,471)**	(1,665)	**(9,677)**	1,958
Net change in non-cash working capital related to operations	**$ (5,722)**	$ (16,439)	**$ 4,875**	$ (1,043)

[1] Specific line items may not tie to net change in Balance Sheet due to acquisition (note 3).

[2] Excludes note receivable of $6.5 million included in investing activities.

The following cash payments have been included in the determination of earnings:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Interest paid	**$ 5,698**	$ 2,846	**$ 18,091**	$ 9,099
Income taxes paid	**$ 90**	$ 85	**$ 415**	$ 181

17. PENSION PLANS AND RETIREE BENEFITS

During the first quarter of 2008 the Trust assumed two defined benefit pension plans with the acquisition of Taylor. These plans are in relation to the unionized employees at the Younger Extraction Plant and certain employees at the Harmattan Complex. The cost of the defined benefit plans are based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits. AltaGas adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans.

The net pension expense by plan for the period was as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Defined contribution plan	**$ 567**	$ 386	**$ 1,341**	$ 1,148
Defined benefit plan	**120**	(17)	**519**	(11)
Supplemental executive retirement plan	**428**	282	**928**	800
	$ 1,115	$ 651	**$ 2,788**	$ 1,937

18. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	**2008**	2007
Fees for administration, management and other services paid by:				
Utility Group to the Trust	**$ 51**	$ 8	**$ 148**	$ 23
The Trust to Utility Group	**$ 1**	$ 129	**$ 3**	$ 394
Natural gas sales by the Trust to Utility Group subsidiaries	**$ 9,036**	$ 5,309	**$ 67,242**	$ 57,653
Fees for operating services paid by Utility Group subsidiaries	**$ 44**	$ 163	**$ 198**	$ 306
Transportation services provided by Utility Group subsidiaries	**$ 125**	$ 119	**$ 367**	$ 362
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$ 22**	$ 21	**$ 66**	$ 63

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business.

Included in accounts receivable at September 30, 2008 was $4.7 million (December 31, 2007 - $13.5 million) due to the Trust from related parties. Included in accounts payable at September 30, 2008 was $1,000 (December 31, 2007 - $50,000) due from the Trust to related parties.

During third quarter 2007 AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture to Utility Group for $9.0 million to execute the divestiture of non-core production assets.

19. GAIN ON SALE OF ASSETS

During third quarter 2008 AltaGas sold a power project that was under development for $6.6 million. The sale of assets resulted in a pre-tax gain of $1.4 million.

20. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder are at the exchange amount. The following describes the Trust's five reporting segments:

Extraction and Transmission	– NGL processing and extraction plants and transmission pipelines to transport natural gas and NGL;
Field Gathering and Processing	– natural gas gathering lines and processing facilities;
Energy Services	– energy management and gas services for natural gas and electricity;
Power Generation	– coal-fired and gas-fired power output under power purchase arrangements and other agreements, gas-fired power plants, wind and run-of-river power projects under development; and
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

Three Months Ended September 30, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	**$ 111,828**	**$ 41,329**	**$ 263,825**	**$ 416,982**	**$ 55,637**	**$ (120)**	**$ (15,451)**	**$ 457,048**
Unrealized loss on risk management	**-**	**-**	**-**	**-**	**-**	**3,654**	**-**	**3,654**
Cost of sales	**(68,009)**	**(3,208)**	**(259,414)**	**(330,631)**	**(22,787)**		**15,376**	**(338,042)**
Operating and administrative	**(18,405)**	**(23,868)**	**(3,015)**	**(45,288)**	**(1,035)**	**(8,345)**	**75**	**(54,593)**
Amortization	**(7,445)**	**(7,089)**	**(524)**	**(15,058)**	**(1,776)**	**(553)**		**(17,387)**
Interest expense	**-**	**-**	**-**	**-**	**-**	**(6,026)**	**-**	**(6,026)**
Income before income taxes	**$ 17,969**	**$ 7,164**	**$ 872**	**$ 26,005**	**$ 30,039**	**$ (11,390)**	**-**	**$ 44,654**
Net additions (reductions) to:								
Capital assets[1]	**$ 20,274**	**$ 6,994**	**$ 313**	**$ 27,581**	**$ 66,339**	**$ 1,166**	**-**	**$ 95,086**
Energy services arrangements, contracts and relationships	**$ (12,900)**			**-**	**$ (18,000)**	**-**	**-**	**$ (30,900)**
Long-term investment and other assets[2]	**-**	**-**	**-**	**-**	**$ (292)**	**$ (250)**	**-**	**$ (542)**
Goodwill	**$ 143,725**	**$ 215**	**-**	**$ 143,940**	**$ 4,348**	**-**	**-**	**$ 148,288**
Segmented assets	**$1,494,945**	**$ 104,158**	**$ 56,098**	**$ 1,655,201**	**$ 326,968**	**$ 131,323**	**-**	**$2,113,492**

[1] *Includes non-cash transactions of $75,032.*

[2] *Includes non-cash transactions of $45,369.*

Nine Months Ended September 30, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 332,031	$ 119,303	$ 824,859	$ 1,276,193	$ 165,342	$ 1,390	$ (52,073)	$ 1,390,852
Unrealized loss on risk management	-	-	-	-	-	1,386	-	1,386
Cost of sales	(198,530)	(9,012)	(814,029)	(1,021,571)	(72,221)	-	52,247	(1,041,545)
Operating and administrative	(51,372)	(72,115)	(9,508)	(132,995)	(2,236)	(29,782)	(174)	(165,187)
Amortization	(20,523)	(20,937)	(1,574)	(43,034)	(5,508)	(1,670)	-	(50,212)
Interest expense	-	-	-	-	-	(19,343)	-	(19,343)
Income before income taxes	$ 61,606	$ 17,239	$ (252)	$ 78,593	$ 85,377	$ (48,019)	-	$ 115,951
Net additions (reductions) to:								
Capital assets[(1)]	$ 592,412	$ 43,173	$ (179)	$ 635,406	$ 120,260	$ 4,771	-	$ 760,437
Energy service arrangements, contracts and relationships	$ 53,100	-	-	$ 53,100	-	-	-	$ 53,100
Long-term investment and other assets[(2)]	-	-	-	-	$ 4,942	$ (47,808)	-	$ (42,866)
Goodwill	$ 143,725	$ 215	-	$ 143,940	$ 4,348	-	-	$ 148,288
Segmented assets	$1,494,945	$ 104,158	$ 56,098	$ 1,655,201	$ 326,968	$ 131,323	-	$ 2,113,492

[(1)] *Includes non-cash transactions of $664,944.*

[(2)] *Includes non-cash transactions of $264,050.*

Three Months Ended September 30, 2007	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 32,671	$ 33,381	$ 211,114	$ 277,166	$ 51,736	$ 762	$ (8,737)	$ 320,927
Unrealized gains on risk management	-	-	-	-	-	1,142	-	1,142
Cost of sales	(15,675)	(1,831)	(207,240)	(224,746)	(17,829)	-	8,679	(233,896)
Operating and administrative	(5,043)	(21,870)	(3,531)	(30,444)	(511)	(8,176)	58	(39,073)
Amortization	(2,044)	(6,562)	(552)	(9,158)	(1,873)	(619)	-	(11,650)
Interest expense	-	-	-	-	-	(2,855)	-	(2,855)
Income before income taxes	$ 9,909	$ 3,118	$ (209)	$ 12,818	$ 31,523	$ (9,746)	-	$ 34,595
Net additions to:								
Capital assets[(1)]	$ 669	$ (8,731)	$ 8,052	$ (10)	$ 5,412	$ 535	-	$ 5,937
Long-term investment and other assets[(2)]	-	-	-	-	$ (1,007)	$ (7,027)	-	$ (8,034)
Goodwill	$ 18,045	$ 215	-	$ 18,260	-	-	-	$ 18,260
Segmented assets	$ 253,509	$ 488,888	$ 119,983	$ 862,380	$ 117,189	$ 182,907	-	$1,162,476

[(1)] *Includes non-cash transactions of $1,045.*

[(2)] *Includes non-cash transactions of $9,421.*

Nine Months Ended September 30, 2007	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 103,644	$ 103,420	$ 795,274	$ 1,002,338	$ 136,720	$ 3,454	$ (52,217)	$1,090,295
Unrealized gain (loss) on risk management	-	-	-	-	-	1,617	-	1,617
Cost of sales	(55,556)	(5,411)	(778,407)	(839,374)	(55,422)	-	50,445	(844,351)
Operating and administrative	(14,824)	(64,772)	(12,137)	(91,733)	(1,432)	(22,755)	1,772	(114,148)
Amortization	(6,051)	(19,541)	(2,755)	(28,347)	(5,594)	(1,755)	-	(35,696)
Interest expense	-	-	-	-	-	(8,979)	-	(8,979)
Income before income taxes	$ 27,213	$ 13,696	$ 1,975	$ 42,884	$ 74,272	$ (28,418)	-	$ 88,738
Net additions (reductions) to:								
Capital assets[1]	$ 4,413	$ (1,839)	$ (21,514)	$ (18,940)	$ 9,308	$ 1,583	-	$ (8,049)
Long-term investment and other assets[2]	-	-	-	-	$ (529)	$ 16,008	-	$ 15,479
Goodwill	$ 18,045	$ 215	-	$ 18,260	-	-	-	$ 18,260
Segmented assets	$ 253,509	$ 488,888	$ 119,983	$ 862,380	$ 117,189	$ 182,907	-	$1,162,476

[1] *Includes non-cash transactions of $35,412.*

[2] *Includes non-cash transactions of $14,516.*

Supplementary Quarterly Financial and Operating Information

($ millions unless otherwise indicated)	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Extraction and Transmission	**43.8**	44.1	45.6	19.3	17.0
Field Gathering and Processing	**38.1**	40.6	31.6	29.4	31.6
Energy Services	**4.4**	3.0	3.4	4.0	3.9
Power Generation	**32.8**	31.9	28.4	22.9	33.9
Corporate	**3.6**	(2.8)	2.0	1.1	1.9
Intersegment Elimination	**-**	0.5	(0.3)	(0.3)	-
	122.7	117.3	110.7	76.4	88.3
EBITDA[2]					
Extraction and Transmission	**25.4**	25.7	31.0	13.8	12.0
Field Gathering and Processing	**14.2**	12.8	11.2	10.9	9.7
Energy Services	**1.4**	(0.4)	0.3	0.6	0.3
Power Generation	**31.8**	31.4	27.7	22.3	33.4
Corporate	**(4.7)**	(15.7)	(6.6)	(7.3)	(6.3)
	68.1	53.8	63.6	40.3	49.1
Operating Income (Loss)[2]					
Extraction and Transmission	**18.0**	18.8	24.8	11.9	9.9
Field Gathering and Processing	**7.2**	5.8	4.3	4.5	3.1
Energy Services	**0.8**	(0.9)	(0.2)	-	(0.2)
Power Generation	**30.1**	29.4	25.9	20.4	31.5
Corporate	**(5.4)**	(16.1)	(7.2)	(7.9)	(6.8)
	50.7	37.0	47.6	28.9	37.5
OPERATING HIGHLIGHTS					
Extraction and Transmission					
Extraction inlet gas processed (Mmcf/d)[4]	**781**	759	872	463	394
Extraction volumes (Bbls/d)[4]	**35,591**	35,335	41,799	21,179	16,859
Transmission volumes (Mmcf/d)[4][5]	**381**	390	379	403	407
Frac spread - realized ($/Bbl)[4][6]	**26.02**	27.61	27.02	29.03	25.24
Frac spread - average spot price ($/Bbl)[4][6]	**36.92**	30.32	28.92	29.03	26.41
Field Gathering and Processing					
Capacity (gross Mmcf/d)[3]	**1,178**	1,178	1,178	1,023	1,008
Throughput (gross Mmcf/d)[4]	**545**	554	542	511	510
Capacity utilization (%)[4]	**46**	47	46	50	51
Energy Services					
Energy management service contracts[3]	**1,572**	1,514	1,499	1,466	1,451
Average volumes transacted (GJ/d)[4]	**298,608**	303,212	324,758	393,936	342,143
Power Generation					
Volume of power sold (GWh)[4]	**651**	648	660	673	673
Average price received on sale of power ($/MWh)[4]	**83.10**	89.46	78.24	68.07	76.92
Alberta Power Pool average spot price ($/MWh)[4]	**80.36**	107.56	76.69	61.75	92.00

[1] *Columns may not add due to rounding.*
[2] *Non-GAAP financial measure.*
[3] *As at period end.*
[4] *Average for the period.*
[5] *Excludes natural gas liquids pipeline volumes.*
[6] *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

Other Information

SEC File # 82-34911

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



SEC File # 82-34911

RECEIVED

2008 DEC -9 A 5:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON THIRD QUARTER RESULTS ON NOVEMBER 5

Calgary, Alberta (October 30, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will announce its third quarter results on Wednesday, November 5, 2008. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. MDT (4:00 p.m. EDT)
Dial-in:	416-406-6419 or toll free at 1-888-575-8232
Webcast:	http://events.onlinebroadcasting.com/altagas/110508/index.php

Shortly after the conclusion of the call, a replay will be available by dialling 416-695-5800 or 1-800-408-3053. The passcode is 3273171. The replay will expire at midnight (Eastern) on November 13, 2008. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (October 14, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on November 17, 2008 to holders of record on October 27, 2008, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca


- 30 -



NEWS RELEASE

ALTAGAS INCOME TRUST PRESENTS AT CIBC INCOME FUND CONFERENCE

Calgary, Alberta (October 2, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that Richard Alexander, President and Chief Operating Officer, is scheduled to present at the CIBC World Markets 2008 Income Fund Conference in Toronto on Wednesday, October 8, 2008 at 8:30 a.m. EDT.

To view the presentation and listen to the audiocast, please visit the Presentations and Webcasts section of the AltaGas website www.altagas.ca. The conference will be audiocast live and will be accessible at the following link: https://www.quantum.cibc.ca/CIBCWMConferences/Login.aspx?EIdstr=2008IncomeFund.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



SEC File # 82-34911

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (September 12, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on October 15, 2008 to holders of record on September 25, 2008, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS TO HOST INVESTOR DAY IN TORONTO

Calgary, Alberta (September 11, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it will hold its third Investor Day conference in Toronto at the Ivey ING Leadership Centre in the Exchange Tower on Thursday, September 18, 2008.

David Cornhill, Chairman and Chief Executive Officer, and Richard Alexander, President and Chief Operating Officer, along with other members of senior management, will discuss the Trust's strategy for long-term growth, including a detailed update on its current projects and financial position.

Members of the professional investment community are invited to attend the event. To register, please call 1-877-691-7199 or email investor.relations@altagas.ca. The general public is invited to listen to the live webcast, which will begin at 1:30 p.m. EDT. The live webcast will be available at http://services.choruscall.com/links/alta080918.html. Following the event, a replay will be available through a link on the AltaGas website - www.altagas.ca - by selecting "Investors" and then "Presentations and Webcasts". A complete transcript of the event and the presentations will also be available on the website.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:
Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Rapport de gestion

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement de la Fiducie au 30 juin 2008 et pour le trimestre et le semestre terminés à cette date, en regard du trimestre et du semestre terminés le 30 juin 2007. Le présent rapport de gestion, daté du 6 août 2008, doit être lu avec les états financiers consolidés non vérifiés de la Fiducie et les notes y afférentes au 30 juin 2008 et pour le trimestre et le semestre terminés à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2007.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Plus particulièrement, ces énoncés prospectifs ont trait aux perspectives générales de la Fiducie à l'égard de ses capitaux liés aux divers projets en cours de développement par la Fiducie à la rubrique «Perspectives en matière de capitaux». En outre, ces énoncés prospectifs ont trait à chacun des principaux secteurs d'activité de la Fiducie aux rubriques «Extraction et transport – Perspectives du secteur Extraction et transport», «Collecte et traitement sur place – Perspectives du secteur Collecte et traitement sur place», «Services énergétiques – Perspectives du secteur Services énergétiques», «Production d'électricité – Perspectives du secteur Production d'électricité» et «Siège social – Perspectives du secteur Siège social».

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie.

Plusieurs facteurs pourraient entraîner des écarts entre les résultats réels, le rendement ou les réalisations de la Fiducie ou d'un secteur en particulier et ceux décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui figurent plus haut, et les hypothèses sous-jacentes pourraient se révéler inexactes. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire d'information, la déclaration d'acquisition d'entreprise et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie, se trouvent également dans le site Web de la Fiducie ou directement dans le site de SEDAR à l'adresse www.sedar.com.

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), ainsi que AltaGas Energy Limited Partnership (anciennement connue sous le nom de PremStar Energy Canada Limited Partnership) et ECNG Energy L.P. (collectivement les «filiales actives»). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) dans les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

RÉSULTATS FINANCIERS CONSOLIDÉS	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**487,1**	341,8	**931,5**	769,8
Gains latents (pertes latentes) sur gestion du risque	**(2,9)**	0,4	**(2,3)**	0,5
Produits nets [1]	**117,3**	80,1	**228,0**	159,4
BAIIA [1]	**53,8**	43,1	**117,4**	84,3
BAIIA avant gains latents (pertes latentes) sur gestion du risque [1]	**56,7**	42,7	**119,7**	83,8
Bénéfice d'exploitation [1]	**37,0**	31,2	**84,6**	60,3
Bénéfice net	**32,9**	21,1	**70,5**	45,6
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque [1]	**34,5**	21,1	**71,8**	46,1
Bénéfice net avant impôts [1]	**30,7**	28,2	**71,3**	54,1
Total de l'actif	**2 069,2**	1 179,6	**2 069,2**	1 179,6
Total du passif à long terme	**784,6**	375,0	**784,6**	375,0
Acquisitions nettes d'immobilisations	**17,2**	(19,2)	**671,2**	(14,0)
Distributions déclarées [2]	**35,7**	29,2	**70,3**	58,2
Flux de trésorerie				
Flux de trésorerie d'exploitation	**79,1**	46,6	**117,3**	92,7
Liquidités provenant de l'exploitation [1]	**50,6**	39,2	**107,0**	77,4

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en dollars par part)	**2008**	2007	**2008**	2007
BAIIA [1]	**0,80**	0,75	**1,77**	1,48
BAIIA avant gains latents (pertes latentes) sur gestion du risque [1]	**0,84**	0,75	**1,81**	1,47
Bénéfice net – de base	**0,49**	0,37	**1,06**	0,80
Bénéfice net – dilué	**0,49**	0,37	**1,06**	0,80
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque [1]	**0,51**	0,37	**1,08**	0,81
Bénéfice net avant impôts [1]	**0,46**	0,49	**1,08**	0,95
Distributions déclarées [2]	**0,525**	0,51	**1,05**	1,02
Flux de trésorerie				
Flux de trésorerie d'exploitation	**1,17**	0,81	**1,77**	1,63
Liquidités provenant de l'exploitation [1]	**0,75**	0,69	**1,62**	1,36
Parts en circulation – de base (en millions)				
Au cours de la période [3]	**67,4**	57,2	**66,2**	56,9
À la fin de la période	**70,9**	57,5	**70,9**	57,5

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

[2] *Distributions mensuelles déclarées de 0,175 $ par part depuis août 2007. De janvier 2007 à juillet 2007, des distributions mensuelles de 0,17 $ par part ont été déclarées.*

[3] *Moyenne pondérée*

REVUE FINANCIÈRE CONSOLIDÉE

Trimestres terminés les 30 juin

Le bénéfice net pour le trimestre terminé le 30 juin 2008 a atteint 32,9 millions de dollars (0,49 $ la part – de base), comparativement à 21,1 millions de dollars (0,37 $ la part – de base) pour le trimestre correspondant de 2007. En excluant la perte après impôts de 1,6 million de dollars liée aux contrats de gestion du risque et la charge après impôts de 1,9 million de dollars liée aux coûts engagés pour les projets en développement, le bénéfice net du trimestre terminé le 30 juin 2008 s'est établi à 36,4 millions de dollars (0,54 $ la part – de base). En excluant les impôts sur les entités intermédiaires de placement déterminées (EIPD) de 6,5 millions de dollars présentés au deuxième trimestre de 2007, le bénéfice net du trimestre terminé le 30 juin 2007 a été de 27,6 millions de dollars (0,48 $ la part – de base).

Le bénéfice d'exploitation du secteur du gaz a été de 23,7 millions de dollars pour le deuxième trimestre de 2008 en regard de 16,9 millions de dollars au trimestre correspondant de 2007. L'accroissement du bénéfice d'exploitation est surtout attribuable à une plus importante infrastructure énergétique par suite de l'acquisition de Taylor en janvier 2008; à des différentiels de fractionnement et des tarifs plus élevés, en partie contrebalancés par une baisse du débit du secteur Collecte et traitement sur place. Au cours du deuxième trimestre, les résultats ont subi l'incidence des coûts des travaux d'entretien aux installations Harmattan et Rainbow Lake. Le cycle d'entretien du complexe Harmattan s'étend sur trois ans, et celui de Rainbow Lake, sur quatre ans. Les résultats ont aussi subi l'incidence d'arrêts imprévus aux installations Princess et Clear Hills.

Le bénéfice d'exploitation du secteur Production d'électricité pour le deuxième trimestre de 2008 a été de 29,4 millions de dollars, en regard de 20,6 millions de dollars au deuxième trimestre de 2007. Le bénéfice d'exploitation a augmenté en raison d'un prix moyen plus élevé reçu sur la vente d'électricité, d'une contribution plus importante des centrales à charge de pointe et du règlement d'un compte de report de l'Alberta Electric System Operator (AESO), en partie contrebalancés par des coûts plus élevés liés aux ententes d'achat d'électricité (EAE), de coûts plus importants liés à la conformité environnementale et de coûts de transport accrus.

La perte d'exploitation du secteur Siège social a augmenté, surtout en raison de la perte latente de la juste valeur des contrats de gestion du risque, de charges d'exploitation et d'administration plus élevées et de charges liées à des coûts de développement de projets à l'égard desquels l'exposition au prix des marchandises n'a pu être harmonisée avec le modèle de gestion à faible risque et la stratégie de gestion du risque marchandises de la Fiducie.

Les produits nets consolidés pour le trimestre terminé le 30 juin 2008 se sont établis à 117,3 millions de dollars, alors qu'ils ont atteint 80,1 millions de dollars au cours du trimestre correspondant de l'exercice précédent. Dans le cas du secteur du gaz, le bénéfice net a augmenté en raison de l'ajout d'installations d'extraction, de traitement et de transport, de la hausse des différentiels de fractionnement, et de l'augmentation de tarifs et d'autres produits pour le secteur Collecte et traitement sur place. Ces augmentations ont été en partie contrebalancées par une baisse du débit de certaines installations du secteur Collecte et traitement sur place, la vente d'actifs au milieu de 2007, la baisse des ventes de gaz et de transport à prix fixe et le recul des volumes du secteur Services énergétiques. Pour le secteur Production d'électricité, les produits nets ont augmenté en raison d'un prix moyen plus élevé obtenu à la vente d'électricité, d'une contribution plus importante des centrales à charge de pointe et du règlement d'un compte de report de l'AESO, en partie contrebalancés par la hausse des coûts liés aux EAE, des coûts de conformité environnementale et des coûts de transport. De plus, une perte latente sur la juste valeur des contrats de gestion du risque a fait reculer les produits nets.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2008 ont été de 63,4 millions de dollars, par rapport à 37,0 millions de dollars pour le trimestre correspondant de 2007. L'augmentation découle surtout de l'ajout et de l'agrandissement d'installations, et des coûts des travaux d'entretien du secteur du gaz, de la hausse des coûts engagés pour soutenir la croissance de la Fiducie et des coûts de développement de projets passés en charges au cours du trimestre. Les coûts des projets ont été passés en charges puisque leur exposition au risque marchandises n'a pu être harmonisée avec le modèle de gestion à faible risque et la stratégie de risque marchandises de la Fiducie.

La dotation aux amortissements du deuxième trimestre de 2008 est passée de 11,9 millions de dollars au deuxième trimestre de 2007 à 16,8 millions de dollars. L'augmentation a été occasionnée par l'acquisition de Taylor, compensée par la vente d'actifs au milieu de 2007.

Les intérêts débiteurs du deuxième trimestre de 2008 se sont établis à 6,3 millions de dollars, comparativement à 3,0 millions de dollars pour le trimestre correspondant de 2007. Cette progression est attribuable à une hausse du solde d'endettement moyen de 615,9 millions de dollars en regard de 240,0 millions de dollars pour la période correspondante de 2007, en partie contrebalancée par un taux d'intérêt plus bas. Le taux d'emprunt moyen a été de 4,6 % pour le deuxième trimestre de 2008 comparativement à 5,3 % pour le deuxième trimestre de 2007.

Au deuxième trimestre de 2008, la Fiducie a constaté un recouvrement d'impôts de 2,2 millions de dollars, en regard d'une charge d'impôts de 7,1 millions de dollars pour le trimestre correspondant de l'exercice précédent. La baisse est principalement attribuable à une charge sans effet sur la trésorerie de 6,5 millions de dollars en 2007 au titre de l'imposition des EIPD découlant d'une loi fiscale pratiquement en vigueur le 12 juin 2007, à une somme de 1,8 million de dollars au titre de l'incidence fiscale sur les pertes latentes liées aux contrats de gestion du risque, et à une baisse de 1,1 million de dollars en raison de la baisse du bénéfice imposable.

Semestres terminés les 30 juin

Le bénéfice net pour le semestre terminé le 30 juin 2008 a atteint 70,5 millions de dollars (1,06 $ la part – de base), comparativement à 45,6 millions de dollars (0,80 $ la part – de base) pour le trimestre correspondant de l'exercice précédent. En excluant l'incidence d'une perte après impôts de 1,3 million de dollars sur des contrats de gestion du risque et de la charge après impôts de 1,9 million de dollars comptabilisée au deuxième trimestre relativement aux coûts engagés au titre du développement de projets, le bénéfice net s'est établi à 73,7 millions de dollars (1,11 $ la part – de base). En excluant l'impôt des EIPD de 6,5 millions de dollars présenté au deuxième trimestre de 2007, le bénéfice net du semestre terminé le 30 juin 2007 s'était établi à 52,1 millions de dollars (0,92 $ la part – de base).

Le bénéfice d'exploitation du secteur du gaz s'est établi à 52,6 millions de dollars pour le premier semestre de 2008, comparativement à 30,1 millions de dollars pour la période correspondante de 2007. Le bénéfice d'exploitation du secteur Production d'électricité pour le premier semestre de 2008 a été de 55,3 millions de dollars, en regard de 42,7 millions de dollars pour la période correspondante de 2007. Au cours du premier semestre de 2008, le bénéfice d'exploitation des secteurs du gaz et Production d'électricité s'est fixé respectivement à 48 % et à 52 %, soit le bénéfice d'exploitation total, en regard respectivement de 41 % et de 59 % pour le premier semestre de 2007. L'équilibre amélioré entre les secteurs du gaz et Production d'électricité du premier semestre de 2008 rend compte de la stratégie de la Fiducie qui veut détenir un portefeuille d'actifs plus équilibré.

Pour le secteur du gaz, l'accroissement du bénéfice net est principalement attribuable à une plus importante infrastructure énergétique par suite de l'acquisition de Taylor et à des différentiels de fractionnement et des tarifs plus élevés, en partie contrebalancés par une baisse du débit du secteur Collecte et traitement sur place. Au cours du premier semestre de 2008, les résultats ont été touchés par des travaux d'entretien aux installations Harmattan et Rainbow Lake. Les résultats ont aussi été touchés par des arrêts imprévus aux centrales Princess et Clear Hills.

Pour le secteur Production d'électricité, le bénéfice d'exploitation a augmenté en raison d'un prix moyen plus élevé reçu sur la vente d'électricité, de contributions plus élevées des centrales à charge de pointe et du règlement d'un compte de report de l'AESO, en partie contrebalancés par la hausse des coûts liés aux EAE, à la conformité environnementale et au transport.

La perte d'exploitation du secteur Siège social a augmenté, principalement en raison de la perte latente de la juste valeur de contrats de gestion du risque, de charges liées aux coûts de développement de projets, de la baisse du revenu de placement et de la hausse des charges d'exploitation et d'administration.

Les produits nets consolidés pour le semestre terminé le 30 juin 2008 se sont établis à 228,0 millions de dollars, alors qu'ils ont atteint 159,4 millions de dollars pour la période correspondante de 2007. Dans le cas du secteur du gaz, les produits nets ont augmenté en raison d'installations additionnelles d'extraction, de traitement et de transport, de différentiels de fractionnement et de tarifs plus élevés, et d'autres produits plus importants du secteur Collecte et traitement sur place. Ces augmentations ont été en partie contrebalancées par une baisse du débit de certaines installations du secteur Collecte et traitement sur place, la vente d'actifs au milieu de 2007, la baisse des ventes de gaz et de transport à prix fixe, et le recul des volumes du secteur Services énergétiques. Dans le secteur Production d'électricité, les produits nets ont augmenté en raison du prix moyen plus élevé obtenu à la vente d'électricité, de contributions plus importantes des centrales à charge de pointe et du règlement d'un compte de report de l'AESO, en partie contrebalancés par des coûts plus élevés liés aux EAE, à la conformité environnementale et au transport. De plus, une perte latente sur la juste valeur des contrats de gestion du risque a fait reculer les produits nets.

Les charges d'exploitation et d'administration pour le semestre terminé le 30 juin 2008 ont été de 110,6 millions de dollars, comparativement à 75,1 millions de dollars pour la période correspondante de l'exercice précédent. La hausse est imputable aux coûts additionnels liés aux nouvelles installations, aux coûts des travaux d'entretien, à la hausse de la charge de rémunération et des frais d'administration, et aux coûts de développement de projets passés en charges au cours du deuxième trimestre de 2008.

La dotation aux amortissements du semestre terminé le 30 juin 2008 s'est établie à 32,8 millions de dollars, par rapport à 24,0 millions de dollars pour la période correspondante de l'exercice précédent. Cette hausse est attribuable aux nouvelles installations et aux agrandissements dans le secteur du gaz, en partie contrebalancés par la cession d'actifs au cours du deuxième trimestre de 2007.

Les intérêts débiteurs du semestre terminé le 30 juin 2008 se sont établis à 13,3 millions de dollars, comparativement à 6,1 millions de dollars pour la période correspondante de l'exercice précédent. Cette augmentation est attribuable à une hausse du solde d'endettement moyen, qui s'est établi à 596,6 millions de dollars en regard de 248,1 millions de dollars pour le premier semestre de 2007, en partie contrebalancée par des taux d'emprunt légèrement plus bas. Le taux d'emprunt moyen pour le premier semestre de 2008 a été de 4,9 % comparativement à 5,2 % à la période correspondante de 2007.

Au premier semestre de 2008, la charge d'impôts s'est établie à 0,8 million de dollars comparativement à 8,5 millions de dollars pour la période correspondante de 2007. La baisse est principalement attribuable à une charge sans effet sur la trésorerie de 6,5 millions de dollars comptabilisée au deuxième trimestre de 2007 au titre de l'impôt des EIPD, et à l'incidence fiscale de 1,7 million de dollars de pertes latentes sur des contrats de gestion du risque, en partie contrebalancées par une augmentation de 0,5 million de dollars liée à un bénéfice imposable plus élevé.

PERSPECTIVES EN MATIÈRE DE CAPITAUX

Au deuxième trimestre de 2008, AltaGas a augmenté ses dépenses en immobilisations estimatives, les faisant passer de 150,0 millions de dollars pour le premier trimestre de 2008 à environ 225,0 millions de dollars. L'estimation pour 2009 demeure inchangée à 250,0 millions de dollars. Les dépenses devraient être réparties de la façon suivante : environ 45 % pour le secteur du gaz et 55 % pour la production d'électricité pour les deux exercices. Ces estimations sont fondées sur des projets qui en sont à diverses étapes de développement.

Forrest Kerr et autres projets hydroélectriques

AltaGas a acquis NovaGreenPower Inc. (NovaGreen) pour une contrepartie de 35,0 millions de dollars majorée de 5,0 millions de dollars à l'exécution de certaines conditions. NovaGreen procédait au développement du projet hydroélectrique au fil de l'eau Forrest Kerr, qui devrait avoir une capacité de 195 MW dans le nord-ouest de la Colombie-

Britannique. NovaGreen avait aussi trois autres projets en développement, tous situés dans la même région que celui de Forrest Kerr, d'une capacité hydroélectrique au fil de l'eau additionnelle potentielle de 130 MW.

Société en commandite GreenWing Energy Development
La Fiducie a conclu une convention avec GreenWing Energy Management Ltd. (GreenWing) visant l'acquisition de la participation de 45 % de GreenWing dans la société en commandite GreenWing Energy Development (SCGED) pour une contrepartie de 12,3 millions de dollars. Par conséquent, la Fiducie détiendra la totalité de SCGED. La clôture de l'acquisition est prévue pour le 15 août 2008. L'acquisition du reste de SCGED fait en sorte qu'AltaGas détient 640 MW de projets éoliens au développement avancé et environ 800 MW dans des projets éoliens au début de leur développement dans l'ouest du Canada et des États-Unis.

Parc éolien de Bear Mountain
La construction d'un parc éolien de 100 MW près de Dawson Creek, en Colombie-Britannique, est conforme à l'échéancier et au budget. Les fondations servant à soutenir la construction des turbines sont achevées dans une proportion de 15 %.

Projet de stockage de gaz naturel à l'aéroport de Sarnia
AltaGas détient une participation de 50 % dans le projet de stockage de Sarnia, et la participation restante de 50 % est détenue par Market Hub Partners Canada L.P., une société de personnes de Spectra Energy Corp. Le projet devrait fournir une capacité de stockage de plus de 5 gpc et une capacité de livraison d'environ 52 mmpc/j, et comprendra trois nouveaux puits, une usine de compression et un pipeline qui s'étend sur environ 18 kilomètres. La Commission de l'énergie de l'Ontario a approuvé le site de stockage de gaz, a accordé l'autorité à AltaGas d'injecter, de stocker et de retirer du gaz de l'unité de stockage et a approuvé la construction d'un pipeline gazier de 18 kilomètres ainsi que les installations de surface connexes sur le site proposé de l'aéroport de Sarnia. La construction devrait commencer en août 2008. L'installation devrait être en service vers le milieu de 2009. La quote-part d'AltaGas dans ce projet devrait s'établir à environ 25 millions de dollars.

Centrales hydroélectriques au fil de l'eau en développement
Avant l'acquisition de NovaGreen, AltaGas comptait un certain nombre de projets hydroélectriques au fil de l'eau en développement, d'une capacité prévue de 70 MW d'énergie renouvelable. Les projets en sont à divers stades de développement. Le projet Rainy River de 14 MW, situé près de Gibson, en Colombie-Britannique, en est au stade de développement avancé et sera présenté dans l'appel d'offre d'énergie propre de B.C. Hydro en novembre 2008. La centrale de Rainy River pourrait être opérationnelle dès 2010. Les projets de Log Creek et de Kookipi Creek consistent en des centrales hydroélectriques au fil de l'eau d'une capacité de 10 MW chacune, qui en sont à l'étape finale sur le plan de l'obtention des permis et des licences. Les deux centrales ont fait l'objet d'ententes d'achat d'électricité de 40 ans avec B.C. Hydro, les dates de mise en service étant prévues pour 2010. Le coût en capital estimatif de ces trois projets se situe entre 120 millions de dollars et 130 millions de dollars et n'est pas inclus dans les dépenses en immobilisations estimatives présentées plus haut. Trois autres projets en sont à des stades moins avancés de développement. Les projets hydroélectriques au fil de l'eau en développement sont assujettis à diverses approbations réglementaires et environnementales.

Mise à niveau du système de livraison d'éthylène
AltaGas investit environ 12,5 millions de dollars dans la mise à niveau de son système de livraison d'éthylène (SLE). La mise à niveau comprend le remplacement d'environ 12 kilomètres de pipelines d'un diamètre de 12 pouces par des pipelines aux parois plus épaisses en réponse aux exigences liées à une augmentation de la densité de population résidentielle aux abords du pipeline. AltaGas recevra des frais fixes pour le transport utilisé ou non ainsi que le remboursement intégral des coûts engagés pour la mise à niveau en vertu d'ententes fondées sur le coût de service semblables aux ententes existantes touchant le SLE. La mise à niveau aura lieu au cours de l'automne 2008 et le système mis à niveau devrait être relié au système existant d'ici la fin de l'exercice, entraînant un temps d'arrêt minimal, nécessaire pour relier le pipeline existant au pipeline mis à niveau.

L'information sur les projets susmentionnés tient compte des données du deuxième trimestre. Pour plus de renseignements sur tous les autres projets en cours d'AltaGas, veuillez vous reporter au rapport annuel de 2007 et au rapport du premier trimestre de 2008. Tous les projets du rapport annuel de 2007 et du rapport du premier trimestre de 2008 qui ne sont pas analysés dans les présentes respectent l'échéancier d'achèvement et le budget.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec des mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées de manière uniforme selon l'information déjà publiée.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, BAIIA, BAIIA avant gains latents (pertes latentes) sur gestion du risque, bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts, bénéfice net avant impôts et liquidités provenant de l'exploitation s'entendent au sens qui leur est donné dans la présente rubrique.

Produits nets	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits nets	**117,3**	80,1	**228,0**	159,4
Ajouter : Coût des ventes	**369,8**	261,7	**703,5**	610,4
Produits (mesure financière conforme aux PCGR)	**487,1**	341,8	**931,5**	769,8

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et de l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation		Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)		**2008**	2007	**2008**	2007
Bénéfice d'exploitation		**37,0**	31,2	**84,6**	60,3
Ajouter (déduire) :	Intérêts débiteurs	**(6,3)**	(3,0)	**(13,3)**	(6,2)
	Recouvrement (charge) d'impôts sur les bénéfices	**2,2**	(7,1)	**(0,8)**	(8,5)
Bénéfice net (mesure financière conforme aux PCGR)		**32,9**	21,1	**70,5**	45,6

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements.

BAIIA		Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)		**2008**	2007	**2008**	2007
BAIIA		**53,8**	43,1	**117,4**	84,3
Ajouter (déduire) :	Amortissement	**(16,8)**	(11,9)	**(32,8)**	(24,0)
	Intérêts débiteurs	**(6,3)**	(3,0)	**(13,3)**	(6,2)
	Recouvrement (charge) d'impôts sur les bénéfices	**2,2**	(7,1)	**(0,8)**	(8,5)
Bénéfice net (mesure financière conforme aux PCGR)		**32,9**	21,1	**70,5**	45,6

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gains latents (pertes latentes) sur gestion du risque (en millions de dollars)	Trimestres terminés les 30 juin **2008**	2007	Semestres terminés les 30 juin **2008**	2007
BAIIA avant gains latents (pertes latentes) sur gestion du risque	**56,7**	42,7	**119,7**	83,8
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**(2,9)**	0,4	**(2,3)**	0,5
Amortissement	**(16,8)**	(11,9)	**(32,8)**	(24,0)
Intérêts débiteurs	**(6,3)**	(3,0)	**(13,3)**	(6,2)
Recouvrement (charge) d'impôts sur les bénéfices	**2,2**	(7,1)	**(0,8)**	(8,5)
Bénéfice net (mesure financière conforme aux PCGR)	**32,9**	21,1	**70,5**	45,6

Le BAIIA avant gains latents (pertes latentes) sur gestion du risque est une mesure de la rentabilité d'exploitation de la Fiducie compte non tenu de l'incidence de la variation de la juste valeur des contrats de gestion du risque. Le BAIIA avant gains latents ou pertes latentes sur gestion du risque présente les résultats réalisés des principales activités de la Fiducie sans tenir compte de la façon dont les activités sont financées, de l'amortissement des actifs ou de l'imposition des résultats. AltaGas n'exerce pas d'activités de spéculation sur les prix des marchandises, mais conclut plutôt des instruments financiers pour gérer les risques et, par conséquent, évalue le rendement de la Société avant de tenir compte des gains latents ou des pertes latentes découlant des activités de gestion du risque. Le BAIIA avant gains ou pertes sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets ajustés en fonction des gains latents (pertes latentes) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts (en millions de dollars)	Trimestres terminés les 30 juin **2008**	2007	Semestres terminés les 30 juin **2008**	2007
Bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts	**34,5**	21,1	**71,8**	46,1
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**(2,9)**	0,4	**(2,3)**	0,5
Recouvrement (charge) d'impôts sur gestion du risque	**1,3**	(0,4)	**1,0**	(1,0)
Bénéfice net (mesure financière conforme aux PCGR)	**32,9**	21,1	**70,5**	45,6

Le bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts reflète mieux la rentabilité réelle que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations liées aux prix des marchandises et aux taux de change au fil du temps. AltaGas conclut des instruments financiers à des fins de gestion du risque, et non à titre de principale activité et, par conséquent, évalue le rendement de la Société avant de tenir compte des gains latents (pertes latentes) liés aux activités de gestion du risque. Le bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net ajusté en fonction des gains latents (pertes latentes) sur gestion du risque et de la charge d'impôts connexe.

Bénéfice net avant impôts	Trimestres terminés	les 30 juin	Semestres terminés	les 30 juin
(en millions de dollars)	**2008**	2007	**2008**	2007
Bénéfice net avant impôts	**30,7**	28,2	**71,3**	54,1
Ajouter (déduire) : Recouvrement (charge) d'impôts sur les bénéfices	**2,2**	(7,1)	**(0,8)**	(8,5)
Bénéfice net (mesure financière conforme aux PCGR)	**32,9**	21,1	**70,5**	45,6

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont assujettis aux impôts, qui peuvent changer d'une année à l'autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net ajusté pour tenir compte de la charge ou du recouvrement d'impôts.

Liquidités provenant de l'exploitation	Trimestres terminés	les 30 juin	Semestres terminés	les 30 juin
(en millions de dollars)	**2008**	2007	**2008**	2007
Liquidités provenant de l'exploitation	**50,6**	39,2	**107,0**	77,4
Ajouter (déduire) : Variation nette du fonds de roulement hors trésorerie	**28,6**	7,4	**10,5**	15,4
Obligations liées à la mise hors service d'immobilisations réglées	**(0,1)**	-	**(0,2)**	(0,1)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**79,1**	46,6	**117,3**	92,7

La direction et les investisseurs utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement financier, sans tenir compte de la variation du fonds de roulement hors trésorerie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors trésorerie et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Trimestres terminés	les 30 juin	Semestres terminés	les 30 juin
(en millions de dollars)	**2008**	2007	**2008**	2007
Extraction et transport	**18,8**	8,8	**43,6**	17,3
Collecte et traitement sur place	**5,8**	6,4	**10,1**	10,6
Services énergétiques	**(0,9)**	1,7	**(1,1)**	2,2
Production d'électricité	**29,4**	20,6	**55,3**	42,7
Siège social	**(16,1)**	(6,3)	**(23,3)**	(12,5)
	37,0	31,2	**84,6**	60,3

EXTRACTION ET TRANSPORT

Le secteur Extraction et transport comprend des participations dans six usines d'extraction d'éthane et de LGN, cinq gazoducs de transport de gaz naturel et trois gazoducs de transport de LGN. Par suite de l'acquisition de Taylor en janvier 2008, AltaGas a ajouté une participation dans l'usine d'extraction Younger (Colombie-Britannique), a acquis le complexe Harmattan, le réseau de livraison d'éthane (EDS) et le gazoduc de charges d'alimentation de Joffre (JFP), en Alberta, et a porté sa participation de 50 % à 100 % dans l'usine d'extraction de Joffre.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**111,2**	33,6	**220,2**	71,0
Produits nets	**44,1**	15,3	**89,7**	31,1
Charges d'exploitation et d'administration	**18,4**	4,5	**33,0**	9,8
Dotation aux amortissements	**6,9**	2,0	**13,1**	4,0
Bénéfice d'exploitation	**18,8**	8,8	**43,6**	17,3

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2008	2007	**2008**	2007
Capacité d'amenée de gaz traité (mmpc/j) [1]	**759**	417	**814**	443
Volumes d'extraction d'éthane (b/j) [1]	**23 796**	12 982	**26 085**	14 305
Volumes d'extraction de LGN (b/j) [1]	**11 539**	6 840	**12 481**	6 909
Total des volumes d'extraction (b/j) [1]	**35 335**	19 822	**38 566**	21 214
Différentiels de fractionnement – réalisés ($/b) [1,3]	**27,61 $**	17,77 $	**26,88 $**	14,56 $
Volumes transportés (mmpc/j) [1,2]	**390**	407	**388**	408

[1] *Moyenne de la période*

[2] *Exclut les volumes du gazoduc de liquides de gaz naturel.*

[3] *AltaGas fait état d'un différentiel de fractionnement indicatif, ou marge de LGN, exprimé en dollars par baril de LGN, fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

Trimestres terminés les 30 juin

Au deuxième trimestre de 2008, le bénéfice d'exploitation du secteur Extraction et transport a représenté environ 35 % du bénéfice d'exploitation des secteurs d'exploitation comparativement à 23 % au deuxième trimestre de 2007. Au deuxième trimestre de 2008, le bénéfice d'exploitation s'est établi à 18,8 millions de dollars, soit plus du double des 8,8 millions de dollars présentés pour la période correspondante de 2007. Le principal facteur de l'augmentation du bénéfice d'exploitation a été l'ajout des nouvelles installations d'extraction et transport par suite de l'acquisition de Taylor. Le bénéfice d'exploitation a aussi augmenté en raison de différentiels de fractionnement plus élevés au deuxième trimestre de 2008 comparativement à la période correspondante de 2007. Un important arrêt prévu lié à l'entretien a eu lieu au deuxième trimestre au complexe Harmattan, totalisant environ 4,0 millions de dollars en charges d'exploitation et en pertes de produits. Des arrêts de cette nature sont prévus tous les trois ans.

Les volumes moyens d'éthane et de LGN du secteur de l'extraction ont augmenté de 78 % au deuxième trimestre de 2008 en regard du trimestre correspondant de 2007, ce qui est imputable en grande partie à l'ajout du complexe Harmattan, de l'usine d'extraction Younger et de la participation restante de 50 % dans l'usine de Joffre. Les volumes de gaz naturel transportés par le secteur du transport au cours du deuxième trimestre de 2008 ont reculé par rapport au trimestre correspondant de 2007 en raison de volumes moins importants ayant transité par le réseau Suffield. Toutefois, le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits nets pour le deuxième trimestre de 2008 ont presque triplé pour atteindre 44,1 millions de dollars, une hausse comparativement à 15,3 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté d'environ 28,0 millions de dollars, surtout en raison de l'acquisition des actifs d'extraction et de transport de Taylor, soit environ 97 % de cette augmentation. Les produits nets ont aussi augmenté d'environ 1,0 million de dollars en raison de différentiels de fractionnement plus élevés au deuxième trimestre de 2008 comparativement à la période correspondante de 2007.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2008 se sont élevées à 18,4 millions de dollars, contre 4,5 millions de dollars pour la période correspondante de 2007. L'accroissement s'explique par les coûts engagés aux fins de l'exploitation des nouvelles installations acquises en janvier 2008. Les coûts du deuxième trimestre comprenaient un montant d'environ 2,5 millions de dollars relatif à l'arrêt lié à l'entretien à Harmattan.

La dotation aux amortissements s'est établie à 6,9 millions de dollars pour le deuxième trimestre de 2008, en regard de 2,0 millions de dollars pour la période correspondante de 2007. L'augmentation est attribuable à l'acquisition de Taylor.

Semestres terminés les 30 juin

Pour le premier semestre de 2008, le bénéfice d'exploitation du secteur Extraction et traitement s'est établi à 43,6 millions de dollars en regard de 17,3 millions de dollars pour la période correspondante de 2007. Le principal facteur de l'augmentation du bénéfice d'exploitation a été l'ajout des nouvelles installations d'extraction et de transport par suite de l'acquisition de Taylor. Le bénéfice d'exploitation a aussi augmenté en raison de différentiels de fractionnement plus élevés, en partie contrebalancés par des volumes moins importants traités par l'usine d'extraction d'Edmonton.

Au premier semestre de 2008, les volumes moyens d'éthane et de LGN ont augmenté, surtout en raison de l'ajout du complexe Harmattan, de l'usine d'extraction Younger et de la participation résiduelle de 50 % dans l'usine Joffre. Les volumes de transport ont légèrement reculé au cours du premier semestre de 2008 en raison de volumes moins importants ayant transité par le réseau Suffield.

Les produits nets se sont établis à 89,7 millions de dollars au premier semestre de 2008, contre 31,1 millions de dollars à la période correspondante de 2007. Les produits nets ont augmenté de 53,7 millions de dollars, surtout en raison de l'acquisition des actifs d'extraction et de transport de Taylor. Les produits nets ont également augmenté d'environ 4,0 millions de dollars par suite d'une hausse des différentiels de fractionnement et de 0,8 million de dollars attribuable aux volumes plus élevés de LGN exposés aux différentiels de fractionnement au premier semestre de 2008 par rapport à la période correspondante de 2007.

Au cours du premier semestre de 2008, les charges d'exploitation et d'administration du secteur Extraction et transport se sont établies à 33,0 millions de dollars en regard de 9,8 millions de dollars pour la période correspondante de 2007. L'accroissement s'explique principalement par les coûts engagés aux fins de l'exploitation des nouvelles installations acquises au premier trimestre de 2008. Les charges d'exploitation et d'administration du premier semestre de 2008 comprenaient un montant d'environ 2,5 millions de dollars relatif à l'arrêt lié à l'entretien à Harmattan.

La dotation aux amortissements pour le premier semestre de 2008 s'est établie à 13,1 millions de dollars, comparativement à 4,0 millions de dollars pour la période correspondante de 2007. La hausse est attribuable à l'acquisition de Taylor en janvier 2008.

Perspectives du secteur Extraction et transport

Le secteur Extraction et transport devrait afficher une hausse importante des résultats en 2008. Par suite de l'acquisition de Taylor, les nouvelles installations d'extraction et de transport ont ajouté une capacité d'amenée d'environ 1 gpc/j, une production de LGN de 23 500 b/j et une capacité de transport de LGN de 140 000 b/j. Le bénéfice d'exploitation du secteur Extraction et transport, en pourcentage du bénéfice d'exploitation global de tous les secteurs d'exploitation de l'entreprise, devrait augmenter pour passer de 25 % en 2007 à environ 40 % en 2008.

Le programme de dépenses en immobilisations actuel pour 2008 devrait se traduire par un rendement amélioré de ce secteur. Au début du quatrième trimestre de 2008, les volumes traités devraient augmenter en raison du programme de dépenses en immobilisations de 55,0 millions de dollars en cours afin de consolider les installations de traitement et d'optimiser et de moderniser le complexe Harmattan, ce qui donnera lieu à une hausse de l'utilisation et à une baisse des charges d'exploitation.

Environ 12 % (5 000 b/j) du total des volumes d'extraction produits sont vendus au prix du marché et environ à 60 % de ces volumes ont été couverts à plus de 23 $/b pour le reste de 2008. Environ 60 % des volumes exposés ont été couverts à plus de 27 $/b pour 2009, et environ 15 % des volumes exposés de 2010 ont été couverts à plus de 27 $/b. Selon l'analyse de la direction des prix historiques du LGN de même que des prix des marchandises publiés pour ce secteur, la tendance à terme actuelle indique que les différentiels de fractionnement demeureront solides pour le reste de 2008, soit entre 25 $/b et 30 $/b.

Le 24 juillet 2008, un incendie s'est produit au complexe Harmattan. L'incendie a pris naissance dans une unité de chauffage alimentée au gaz naturel et a été circonscrit à cette unité. L'exploitation a repris le 28 juillet 2008, certaines activités d'extraction demeurant temporairement limitées. La Fiducie prévoit que le complexe sera entièrement opérationnel d'ici le milieu ou la fin du mois d'août et traite actuellement environ 140 mmpc/j en mode de coupes légères, soit un niveau comparable à celui précédant l'incident. L'incidence financière de cet indicent devrait se chiffrer à environ 0,75 million de dollars en raison de la franchise de l'assurance de même que des produits perdus, qui ne devraient pas être importants en raison de l'échéancier prévu de la remise en service de l'installation.

De plus, au cours du troisième trimestre de 2008, des travaux d'entretien sont prévus pour un total de 48 jours dans trois installations et devraient entraîner des coûts directs et une perte de bénéfice d'exploitation d'environ 1,8 million de dollars.

Dans le secteur du transport, l'ajout des gazoducs EDS et JFP en janvier 2008 et les résultats d'un exercice complet par suite de l'agrandissement de Cold Lake devraient également contribuer à l'accroissement du bénéfice comparativement à 2007. AltaGas prévoit entreprendre d'autres projets semblables à celui de l'agrandissement de Cold Lake, ce qui pourrait améliorer davantage le rendement du secteur. Une entente d'utilisation de la capacité antérieurement non utilisée d'une conduite de raccordement du SLE a commencé à contribuer au bénéfice à compter du deuxième trimestre de 2008.

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place comprend les installations de collecte et de traitement de gaz naturel. En janvier 2008, AltaGas a ajouté trois installations de traitement interconnectées, Retlaw, Enchant et Turin, et des systèmes de collecte connexes ayant une capacité de traitement de 150 mmpc/j par suite de l'acquisition de Taylor.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**43,6**	36,8	**78,0**	70,0
Produits nets	**40,6**	34,9	**72,2**	66,5
Charges d'exploitation et d'administration	**27,8**	22,0	**48,2**	42,9
Dotation aux amortissements	**7,0**	6,5	**13,9**	13,0
Bénéfice d'exploitation	**5,8**	6,4	**10,1**	10,6

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2008	2007	**2008**	2007
Capacité (mmpc/j) [1]	**1 178**	1 021	**1 178**	1 021
Débit (mmpc/j bruts) [2]	**554**	534	**549**	543
Utilisation de la capacité (%) [2]	**47**	52	**47**	53
Participation directe moyenne (%) [1]	**90**	92	**90**	92

[1] *À la fin de la période considérée*

[2] *Moyenne de la période*

Trimestres terminés les 30 juin

Au cours du deuxième trimestre de 2008, le bénéfice d'exploitation du secteur Collecte et traitement sur place s'est établi à 5,8 millions de dollars en regard de 6,4 millions de dollars pour le trimestre correspondant de 2007. Le bénéfice d'exploitation a reculé en raison du fléchissement de la production naturelle et du ralentissement des activités des producteurs, d'un arrêt lié à l'entretien prévu à Rainbow Lake et d'arrêts imprévus à Clear Hills et Princess. Ces baisses ont été en partie compensées par de nouvelles installations et des tarifs plus élevés, ainsi que d'autres produits tirés des services à l'installation.

La capacité de traitement a bondi de 157 mmpc/j par suite de l'ajout des installations RET, Acme et Corbett Creek; les installations Acme et Corbett Creek sont affectées au traitement du gaz de méthane houiller. Cette augmentation a été en partie contrebalancée par une réduction de 13 mmpc/j en raison de la vente de la coentreprise Ikhil et du redéploiement des actifs de Del Bonita en 2007. L'utilisation constatée au deuxième trimestre de 2008 a été de 47 % comparativement à 52 % pour le deuxième trimestre de l'exercice 2007 en raison principalement d'une baisse du débit découlant du fléchissement de la production naturelle de même que d'arrêts prévus et imprévus.

Au cours du deuxième trimestre de 2008, le débit a atteint en moyenne 554 mmpc/j comparativement à 534 mmpc/j pour le premier semestre de 2007. L'augmentation de 4 % découle principalement de l'acquisition de nouvelles installations, en partie contrebalancée par un fléchissement de la production naturelle, le ralentissement des activités des producteurs, des arrêts imprévus aux installations Princess et Clear Hills (10 mmpc/j) et l'arrêt lié à l'entretien prévu à l'installation Rainbow Lake (6 mmpc/j).

Au deuxième trimestre de 2008, les produits nets du secteur Collecte et traitement sur place se sont établis à 40,6 millions de dollars comparativement à 34,9 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté en raison d'un montant de 5,0 millions de dollars provenant de nouvelles installations, et d'un autre de 3,8 millions de dollars découlant d'augmentations de tarifs, du recouvrement de coûts d'arrêts liés à l'entretien à Rainbow Lake et de la hausse des autres produits tirés des services à l'installation. Ces augmentations ont été en partie contrebalancées par un montant de 2,2 millions de dollars découlant de volumes moins importants en raison d'arrêts de l'exploitation, du fléchissement de la production naturelle et du ralentissement des activités des producteurs, ainsi que par un montant de 0,9 million de dollars lié à la vente de la coentreprise Ikhil en juillet 2007.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2008 se sont élevées à 27,8 millions de dollars contre 22,0 millions de dollars pour le trimestre correspondant de 2007. L'augmentation a principalement découlé d'un montant de 3,5 millions de dollars relatif à l'arrêt lié à l'entretien de l'installation Rainbow Lake et d'un montant de 2,1 millions de dollars lié à l'ajout de nouvelles installations. Environ trois quarts des coûts d'arrêt lié à l'entretien ont été recouvrés.

La dotation aux amortissements pour le secteur Collecte et traitement sur place s'est établie à 7,0 millions de dollars pour le deuxième trimestre de 2008, comparativement à 6,5 millions de dollars pour la période correspondante de 2007. La hausse est attribuable aux installations supplémentaires, compensée en partie par une baisse de l'amortissement par suite de la vente d'une participation de un tiers dans la coentreprise Ikhil.

Semestres terminés les 30 juin

Le bénéfice d'exploitation s'est élevé à 10,1 millions de dollars pour le premier semestre de 2008, en regard de 10,6 millions de dollars pour la période correspondante de 2007. Le recul a découlé de baisses du débit, de même que de la vente de la coentreprise Ikhil. Les diminutions ont été en partie contrebalancées par la contribution des nouvelles installations, et la hausse des tarifs et des autres produits tirés des services à l'installation.

Au cours du premier semestre de 2008, le débit a atteint en moyenne 549 mmpc/j comparativement à 543 mmpc/j pour le premier semestre de 2007. L'augmentation a surtout découlé de l'acquisition de nouvelles usines, en partie contrebalancée par le fléchissement de la production naturelle, le ralentissement des activités des producteurs, des arrêts imprévus aux installations Princess et Clear Hills (10 mmpc/j) et l'arrêt lié à l'entretien planifié de l'installation Rainbow Lake (3 mmpc/j).

Les produits nets du secteur Collecte et traitement sur place pour le premier semestre de 2008 ont atteint 72,2 millions de dollars, comparativement à 66,5 millions de dollars pour la période correspondante de 2007. L'augmentation a découlé d'un montant de 8,7 millions de dollars en nouvelles installations, et de 4,0 millions de dollars liés à la hausse des tarifs et à l'augmentation des autres produits tirés des services à l'installation. Ces hausses ont été en partie contrebalancées par un montant de 4,8 millions de dollars lié au fléchissement de la production naturelle, au ralentissement des activités des producteurs et des arrêts d'exploitation, de même que par un montant de 2,2 millions de dollars lié à la vente de la coentreprise Ikhil.

Les charges d'exploitation et d'administration du secteur Collecte et traitement sur place pour le premier semestre de 2008 ont été de 48,2 millions de dollars, en regard de 42,9 millions de dollars pour la période correspondante de 2007. L'augmentation est principalement imputable à un montant de 3,5 millions de dollars relatif à des arrêts liés à l'entretien et de 4,3 millions de dollars lié à de nouvelles installations. Ces augmentations ont été en partie contrebalancées par un montant de 1,6 million de dollars attribuable aux efforts continus en matière de contrôle des coûts et un montant de 1,0 million de dollars lié à la vente de la coentreprise Ikhil. Une tranche d'environ trois quarts des 2,6 millions de dollars relatifs aux coûts d'arrêts liés à l'entretien étaient recouvrables.

La dotation aux amortissements du secteur Collecte et traitement sur place s'est établie à 13,9 millions de dollars pour le premier semestre de 2008, en regard de 13,0 millions de dollars pour la période correspondante de 2007. L'augmentation a découlé des nouvelles installations et des dépenses en immobilisations, en partie contrebalancées par la vente de la coentreprise Ikhil.

Perspectives du secteur Collecte et traitement sur place

Le secteur Collecte et traitement sur place s'attend à présenter de meilleurs résultats en 2008 qu'en 2007. Cela s'explique par l'ajout des installations RET, un exercice complet d'exploitation aux installations Acme et Corbett Creek, le renouvellement de contrats à des tarifs plus élevés, l'optimisation des installations et l'accent continu mis sur l'accroissement du débit et le contrôle des charges d'exploitation et d'administration.

AltaGas travaille avec les clients pour optimiser les actifs sous-utilisés. L'installation sous-utilisée de Sedgewick a été reliée aux installations pleinement utilisées de Killan et Iron Creek afin d'assurer la déviation du gaz vers Sedgewick et d'obtenir un traitement combiné accru pour les trois installations. Ce projet est achevé et devrait commencer à contribuer aux résultats au deuxième semestre de 2008.

AltaGas prévoit toujours agrandir son infrastructure de collecte et de traitement en 2008 au moyen de l'acquisition et du développement de nouvelles installations, alors que les producteurs cherchent à réaffecter le capital des installations de traitement à leurs principales activités d'exploration et de production. Les licences relatives aux puits ont légèrement augmenté au cours du deuxième trimestre de 2008 par rapport au deuxième trimestre de 2007. Les augmentations ont trait à l'ensemble des zones d'exploitation d'AltaGas. La hausse des activités de forage et des activités des producteurs dans les zones du méthane houiller (MH) du nord-ouest de l'Alberta et du nord-est de la Colombie-Britannique devrait aussi fournir des occasions d'expansion, d'acquisition et de développement d'infrastructures de collecte et de traitement. Les dépenses en immobilisations estimatives de la Société de 225,0 millions de dollars comprennent une tranche de 40,0 millions de dollars qui sera affectée à la croissance et à l'optimisation de l'infrastructure de collecte et de traitement en 2008, y compris des réseaux de collecte, des augmentations de la capacité et des mises à niveau de ses installations de traitement du sulfure d'hydrogène, y compris l'agrandissement de l'installation de Pouce Coupe qui en est à la phase d'approbation réglementaire.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques consiste en deux secteurs d'activité principaux : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre, et montent des contrats de gaz naturel et d'électricité pour des utilisateurs finaux non résidentiels, et le secteur du gaz, qui consiste en l'achat et la revente, et le transport et le stockage de gaz naturel. Le secteur comprenait un petit portefeuille d'actifs de production de pétrole et de gaz naturel qui a été vendu en date du 31 mai 2007.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**294,9**	248,6	**561,0**	584,2
Produits nets	**3,0**	6,9	**6,4**	13,0
Charges d'exploitation et d'administration	**3,4**	4,2	**6,5**	8,6
Dotation aux amortissements	**0,5**	1,0	**1,0**	2,2
Bénéfice d'exploitation	**(0,9)**	1,7	**(1,1)**	2,2

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2008	2007	**2008**	2007
Contrats de services de gestion énergétique [1]	**1 514**	1 442	**1 514**	1 442
Volumes de gaz moyens négociés (GJ/j) [2]	**303 212**	356 380	**313 985**	381 826

[1] *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée*

[2] *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

Trimestres terminés les 30 juin

La perte d'exploitation du secteur Services énergétiques pour le deuxième trimestre de 2008 a été de 0,9 million de dollars, en regard d'un bénéfice d'exploitation de 1,7 million de dollars pour le trimestre correspondant de 2007. Le bénéfice d'exploitation a reculé en raison d'un gain de 1,6 million de dollars sur la vente d'actifs pétroliers et de gaz naturel présenté au deuxième trimestre de 2007 et du recul des ventes de 1,3 million de dollars de gaz et de transport à prix fixe. Ces reculs ont été en partie compensés par des charges d'exploitation et d'administration moins élevées de 0,3 million de dollars.

Les produits nets pour le deuxième trimestre de 2008 se sont établis à 3,0 millions de dollars comparativement à 6,9 millions de dollars pour la période correspondante de 2007. Les produits nets du secteur du gaz ont reculé de 2,5 millions de dollars, par suite de la vente des actifs de pétrole et de gaz naturel au deuxième trimestre de 2007, et de 1,4 million de dollars en raison du recul des ventes de gaz et de transport à prix fixe et des volumes moins élevés.

Semestres terminés les 30 juin

La perte d'exploitation du secteur Services énergétiques s'est établie à 1,1 million de dollars pour le premier semestre de 2008 comparativement à un bénéfice d'exploitation de 2,2 millions de dollars pour la période correspondante de 2007. La baisse est imputable au gain sur la vente d'actifs pétroliers et gaziers au deuxième trimestre de 2007, à des ventes de gaz et de transport à prix fixe moins élevées, à des volumes à la baisse et à un coût non récurrent lié aux commissions versées à une association commerciale relativement à 2007. Les baisses ont été en partie compensées par une baisse des charges de rémunération et d'administration.

Les produits nets ont atteint 6,4 millions de dollars au premier semestre de 2008, comparativement à 13,0 millions de dollars pour la période correspondante de 2007. La diminution comprenait un montant de 4,1 millions de dollars tiré de la vente d'actifs de pétrole et de gaz naturel au deuxième trimestre de 2007, et de 2,5 millions de dollars en raison du recul des ventes de gaz et de transport à prix fixe et de volumes moins importants.

Perspectives du secteur Services énergétiques

AltaGas prévoit que les résultats du secteur Services énergétiques de 2008 seront légèrement inférieurs à ceux de 2007, compte non tenu du gain tiré de la vente des actifs de production de pétrole et de gaz naturel en 2007. Toutefois, la récente acquisition de Taylor devrait offrir des possibilités d'intégration accrue permettant de rehausser la valeur pour les porteurs de parts en raison d'une présence territoriale accrue et d'infrastructures énergétiques plus importantes.

Le secteur Services énergétiques joue un rôle prépondérant dans l'augmentation de la valeur des actifs des autres secteurs d'AltaGas. Les Services énergétiques collaborent avec les autres secteurs afin d'optimiser les actifs d'AltaGas et, à ce titre, devraient contribuer à la croissance du bénéfice de tous les secteurs.

PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité comprend 378 MW de la capacité de production d'électricité totale de l'Alberta par l'intermédiaire de sa participation de 50 % dans les ententes d'achat d'électricité (EAE) de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz. La construction de centrales à charge de pointe alimentées au gaz additionnelles est achevée à Bantry et presque achevée au site de traitement du gaz Parkland. Ensemble, ces sites fourniront une capacité de production de pointe additionnelle de 14,4 MW qui sera disponible au troisième trimestre, augmentant la capacité de pointe de la Fiducie de 58 % pour une capacité de production totalisant 392,4 MW. Le secteur comprend aussi une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique par suite de l'acquisition de Taylor en janvier 2008.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**58,1**	40,7	**109,7**	85,0
Produits nets	**31,9**	22,9	**60,3**	47,4
Charges d'exploitation et d'administration	**0,5**	0,4	**1,2**	1,0
Dotation aux amortissements	**2,0**	1,9	**3,8**	3,7
Bénéfice d'exploitation	**29,4**	20,6	**55,3**	42,7

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2008	2007	**2008**	2007
Volume d'électricité vendue (GWh)	**648**	650	**1 308**	1 315
Prix moyen obtenu à la vente d'électricité ($/MWh) [1]	**89,46**	62,62	**83,80**	64,61
Prix au comptant moyen de l'Alberta Power Pool ($/MWh) [1]	**107,56**	49,97	**92,13**	56,79

[1] *Moyenne de la période*

Trimestres terminés les 30 juin

Le bénéfice d'exploitation du secteur Production d'électricité pour le deuxième trimestre de 2008 a été de 29,4 millions de dollars, en regard de 20,6 millions de dollars pour le trimestre correspondant de 2007. Le bénéfice d'exploitation a augmenté principalement en raison de prix moyens plus élevés reçus sur la vente d'électricité et de contributions accrues des centrales à charge de pointe alimentées au gaz. Ces augmentations ont été en partie contrebalancées par la hausse des coûts des EAE, de conformité environnementale et de transport. Au cours du deuxième trimestre de 2008, un contrat qui prévoyait qu'AltaGas vende de l'électricité pendant une panne imputable à un cas de force majeure à une autre installation de production en Alberta est entré en vigueur et AltaGas a dû vendre 50 MW de Sundance B à un prix fixe supérieur au prix de couverture moyen d'AltaGas, mais bien en deçà des prix au comptant en vigueur au cours du trimestre. La panne a pris fin à la fin de mai 2008.

Les produits nets ont atteint 31,9 millions de dollars pour le deuxième trimestre de 2008, comparativement à 22,9 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté de 9,6 millions de dollars en raison de prix de couverture plus élevés et de volumes couverts plus importants, de 5,5 millions de dollars en raison de prix au comptant moyens de l'électricité plus élevés, de 1,8 million de dollars en raison du règlement d'un compte de report de l'AESO et de 1,6 million de dollars en raison de la hausse des contributions des centrales à charge de pointe alimentées au gaz. Cette augmentation a été en partie contrebalancée par la hausse de 5,9 millions de dollars des coûts des EAE en raison d'un taux fondé sur le prix moyen au comptant sur 30 jours défavorable, un montant de 1,4 million de dollars engagés pour se conformer au Specified Gas Emitters Regulation (SGER) de l'Alberta et un montant de 2,6 millions de dollars par suite d'une hausse des frais de transport.

Les charges d'exploitation et d'administration se sont élevées à 0,5 million de dollars au deuxième trimestre de 2008, en regard de 0,4 million de dollars pour la période correspondante de 2007.

La dotation aux amortissements, qui s'est élevée à 2,0 millions de dollars au deuxième trimestre de 2008, est demeurée similaire à celle de la période correspondante de 2007.

Semestres terminés les 30 juin

Le bénéfice d'exploitation pour le premier semestre de 2008 du secteur Production d'électricité s'est élevé à 55,3 millions de dollars contre 42,7 millions de dollars pour la période correspondante de 2007. L'augmentation a principalement découlé de la hausse des prix reçus sur les volumes couverts, de la hausse du prix de l'électricité au comptant et des contributions plus importantes des centrales à charge de pointe, en partie contrebalancées par des coûts plus élevés liés aux EAE, de l'augmentation des coûts de transport et de la hausse des coûts de conformité au SGER de l'Alberta.

Les produits nets du premier semestre de 2008 ont atteint 60,3 millions de dollars, comparativement à 47,4 millions de dollars pour la période correspondante de 2007. L'augmentation comprenait un montant de 22,6 millions de dollars découlant de la hausse des prix de couverture et des prix au comptant, un montant de 2,4 millions de dollars découlant de contributions plus élevées des centrales à charge de pointe alimentées au gaz et du règlement de 1,8 million de dollars d'un compte de report de l'AESO. Ces hausses ont été en partie contrebalancées par des coûts plus élevés de 8,1 millions de dollars liés aux EAE en raison de taux fondés sur le prix moyen au comptant défavorable, d'une charge de 3,5 millions de dollars découlant de coûts de transport plus élevés et de coûts de 2,5 millions de dollars relatifs à la conformité au SGER de l'Alberta.

Les charges d'exploitation et d'administration de 1,2 million de dollars au premier semestre de 2008 ont été plus élevées que les charges de 1,0 million de dollars constatées à la période correspondante de 2007 en raison surtout des services d'exploitation et de maintenance qu'AltaGas a commencé à fournir aux centrales à charge de pointe louées en mars 2007. Ces services n'ont pas eu d'incidence importante sur le bénéfice d'exploitation; cependant, il en est ressorti un léger recul du coût des produits vendus, contrebalancé par une hausse des charges d'exploitation.

La dotation aux amortissements de 3,8 millions de dollars au premier semestre de 2008 est similaire à celle de la même période de 2007.

Perspectives du secteur Production d'électricité

Le bénéfice d'exploitation du secteur Production d'électricité devrait être plus important en 2008 qu'en 2007 en raison des prix de couverture moyens qui s'élèvent à environ 76 $/MWh en 2008, comparativement à 66 $/MWh en 2007. Près des deux tiers de la production d'électricité disponible en vertu des EAE de Sundance B ont été couverts, et la tranche restante demeure exposée au prix de l'électricité au comptant en Alberta.

Le marché à terme pour les prix de l'électricité de l'Alberta, publiés dans des rapports quotidiens de courtiers, indique que les prix demeureront relativement élevés, soit dans la fourchette des 80 $/MWh pour le reste de 2008. Les coûts des EAE devraient être plus élevés en 2008 en raison du volume accru d'électricité produite. Puisque le prix du charbon acheté au moyen des EAE est fondé sur des formules prédéfinies liées à l'inflation plutôt que sur le prix du charbon en vigueur sur le marché, cette situation ne devrait pas avoir une incidence importante sur les coûts des EAE.

De nouvelles centrales à charge de pointe alimentées au gaz, totalisant 14,4 MW, ont été installées sur le site de collecte et traitement sur place Bantry et sont en cours d'achèvement sur le site de collecte et traitement sur place Parkland. Les installations sont intégrées dans les activités continues et les deux sites seront opérationnels au troisième trimestre de 2008. L'installation de la capacité de production devrait coûter environ 12 millions de dollars et avoir un effet avantageux sur le bénéfice net et les flux de trésorerie une fois qu'elle sera en service.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres et le rendement du capital investi, compte non tenu de l'incidence de la volatilité des prix des marchandises et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Résultats financiers	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
(en millions de dollars)	**2008**	2007	**2008**	2007
Produits	**0,1**	0,7	**1,5**	2,7
Gains latents (pertes latentes) sur gestion du risque	**(2,9)**	0,4	**(2,3)**	0,5
Produits nets	**(2,8)**	1,1	**(0,8)**	3,2
Charges d'exploitation et d'administration	**12,9**	6,9	**21,5**	14,6
Dotation aux amortissements	**0,4**	0,5	**1,0**	1,1
Perte d'exploitation	**(16,1)**	(6,3)	**(23,3)**	(12,5)
Perte d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**(13,2)**	(6,7)	**(21,0)**	(13,0)

Trimestres terminés les 30 juin

La perte d'exploitation du deuxième trimestre de 2008 a atteint 16,1 millions de dollars, en regard de 6,3 millions de dollars pour la période correspondante de 2007. La hausse de la perte est imputable à des pertes latentes sur des contrats de gestion du risque, à une charge liée aux coûts engagés dans des projets de développement, à des charges d'exploitation et d'administration plus élevées et au revenu de placement moins important découlant de Taylor qui est maintenant présenté dans les secteurs d'exploitation.

Pour le deuxième trimestre de 2008, les produits nets se sont établis à un montant négatif de 2,8 millions de dollars comparativement à 1,1 million de dollars pour le deuxième trimestre de 2007. Les produits nets ont reculé de 3,9 millions de dollars essentiellement en raison des pertes latentes sur des contrats de gestion du risque et d'un revenu de placement inférieur. AltaGas ne comptabilise plus le revenu de placement de Taylor dans les résultats du secteur Siège social.

Les charges d'exploitation et d'administration pour le deuxième trimestre de 2008 ont été de 12,9 millions de dollars, comparativement à 6,9 millions de dollars pour la période correspondante de l'exercice précédent. La hausse découle de charges de rémunération et d'administration plus élevées de 3,4 millions de dollars par suite de l'acquisition de Taylor ainsi que de la montée de l'ensemble des charges d'administration pour soutenir la croissance de la Fiducie, et d'une charge de 2,6 millions de dollars liée aux coûts de développement de projets. Les coûts ont été passés en charges puisque l'exposition au prix des marchandises n'a pu être harmonisée avec le modèle de gestion à faible risque et la stratégie de gestion du risque marchandises de la Fiducie.

La dotation aux amortissements s'est établie à 0,4 million de dollars pour le deuxième trimestre de 2008 comparativement à 0,5 million de dollars pour le trimestre correspondant de 2007.

Semestres terminés les 30 juin

La perte d'exploitation du premier semestre de 2008 s'est établie à 23,3 millions de dollars, comparativement à 12,5 millions de dollars pour la période correspondante de 2007. L'augmentation de la perte est imputable à des pertes latentes sur contrats de gestion du risque, à une charge liée aux coûts engagés dans des projets de développement, à

des charges d'exploitation et d'administration plus élevées et au revenu de placement moins important découlant de Taylor qui est maintenant présenté dans les secteurs d'exploitation.

Au premier semestre de 2008, les produits nets se sont établis à un montant négatif de 0,8 million de dollars comparativement à 3,2 millions de dollars pour la période correspondante de 2007. La diminution est imputable à des pertes latentes de 2,3 millions de dollars sur des contrats de gestion du risque et à un revenu de placement moins élevé.

Les charges d'exploitation et d'administration se sont élevées à 21,5 millions de dollars pour le premier semestre de 2008, en regard de 14,6 millions de dollars pour la période correspondante de 2007. L'augmentation est imputable à l'acquisition de Taylor de même qu'à la hausse générale des coûts au soutien de la croissance de la Fiducie (4,3 millions de dollars) ainsi qu'à une charge de 2,6 millions de dollars liée à des coûts de développement de projets.

La dotation aux amortissements de 2008 a été comparable à celle de 2007.

Perspectives du secteur Siège social

La perte d'exploitation de 2008 devrait être plus élevée que celle enregistrée en 2007, en raison surtout de l'acquisition de Taylor et des activités pour soutenir la stratégie de croissance d'AltaGas. En 2007, Taylor a constaté des frais du siège social d'environ 8 millions de dollars sur une base normalisée. Depuis le début de l'exercice, AltaGas a relevé des économies de coûts d'environ 2 millions de dollars qu'elle devrait réaliser en 2008. Les produits sectoriels afficheront une baisse puisque AltaGas ne présente plus le revenu de placement tiré de son investissement dans Taylor dans le secteur Siège social. Les produits devraient aussi reculer en raison de la réduction de la participation dans AltaGas Utility Group Inc. (Utility Group), qui est passée de 26,7 % à 19,6 %.

L'incidence des instruments financiers est fondée sur des estimations liées aux prix des marchandises et aux taux de change au fil du temps. Les montants réels varieront en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations du prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du deuxième trimestre de 2008, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 25,9 millions de dollars, comparativement à 22,8 millions de dollars pour le deuxième trimestre de 2007. Au deuxième trimestre de 2008, la Fiducie a aussi cédé des immobilisations excédentaires du secteur Collecte et traitement sur place, réduisant ainsi le capital investi net de 8,7 millions de dollars. Depuis le début de l'exercice jusqu'au 30 juin 2008, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 679,9 millions de dollars, comparativement à 29,8 millions de dollars pour le premier semestre de 2007. Au cours du premier semestre de 2008, la vente de matériel excédentaire et la réduction de la valeur comptable de l'investissement de la Fiducie dans Taylor avant l'acquisition se sont traduites par un recul du capital investi net de 56,9 millions de dollars.

Capital investi net – type d'investissement [1]

Trimestre terminé le 30 juin 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	**9,7**	**16,4**	**0,6**	**(1,0)**	**0,2**	**25,9**
Placements à long terme et autres actifs	**-**	**-**	**-**	**-**	**-**	**-**
	9,7	**16,4**	**0,6**	**(1,0)**	**0,2**	**25,9**
Cessions :						
Immobilisations	**-**	**(8,7)**	**-**	**-**	**-**	**(8,7)**
Capital investi net	**9,7**	**7,7**	**0,6**	**(1,0)**	**0,2**	**17,2**

[1] *Certaines dépenses en immobilisations de croissance ont été reclassées entre les secteurs.*

Capital investi net – type d'investissement

Semestre terminé le 30 juin 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	**572,1**	**44,9**	**1,7**	**59,1**	**2,1**	**679,9**
Placements à long terme et autres actifs	**-**	**-**	**-**	**-**	**-**	**-**
	572,1	**44,9**	**1,7**	**59,1**	**2,1**	**679,9**
Cessions :						
Immobilisations	**-**	**(8,7)**	**-**	**-**	**-**	**(8,7)**
Placements à long terme et autres actifs	**-**	**-**	**-**	**-**	**(48,2)**	**(48,2)**
Capital investi net	**572,1**	**36,2**	**1,7**	**59,1**	**(46,1)**	**623,0**

Capital investi net – type d'investissement — Trimestre terminé le 30 juin 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	1,7	5,0	0,1	3,9	0,4	11,1
Placements à long terme et autres actifs	-	-	-	0,3	11,4	11,7
	1,7	5,0	0,1	4,2	11,8	22,8
Cessions :						
Immobilisations	-	(0,1)	(30,2)	-	-	(30,3)
Capital investi net	1,7	4,9	(30,1)	4,2	11,8	(7,5)

Capital investi net – type d'investissement — Semestre terminé le 30 juin 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	4,1	8,2	0,6	3,9	1,0	17,8
Placements à long terme et autres actifs	-	-	-	0,5	11,5	12,0
	4,1	8,2	0,6	4,4	12,5	29,8
Cessions :						
Immobilisations	(0,3)	(1,3)	(30,2)	-	-	(31,8)
Placements à long terme et autres actifs	-	-	-	-	-	-
Capital investi net	3,8	6,9	(29,6)	4,4	12,5	(2,0)

La Fiducie classe son capital investi dans les catégories maintenance, croissance et administration.

Les dépenses au titre du capital investi dans la catégorie maintenance ont totalisé 3,4 millions de dollars pour le deuxième trimestre de 2008 en comparaison de 2,1 millions de dollars pour la période correspondante de 2007. Le capital de croissance, de 20,9 millions de dollars, a été investi au deuxième trimestre de 2008 (8,1 millions de dollars au deuxième trimestre de 2007) et comprenait le projet Bear Mountain Wind, divers projets d'extraction, de transport et de collecte et traitement sur place, des projets hydroélectriques en cours d'aménagement, l'installation de nouvelles centrales à charge de pointe pour le secteur Production d'électricité et le développement de projets pour le secteur Services énergétiques. Le capital de croissance a été financé au moyen de la hausse de la dette à long terme de même que par l'émission de parts de fiducie.

Les dépenses au titre du capital investi dans la catégorie maintenance ont totalisé 4,5 millions de dollars pour le premier semestre de 2008 en comparaison de 3,3 millions de dollars pour la période correspondante de 2007. Le capital de croissance, de 671,8 millions de dollars, a été investi au cours du premier semestre de 2008 (12,7 millions de dollars en 2007), et comprenait surtout l'acquisition de Taylor pour 592,0 millions de dollars, le projet Bear Mountain Wind pour 39,8 millions de dollars, des installations d'extraction et de transport pour 10,4 millions de dollars, des installations de collecte et traitement pour 18,4 millions de dollars, des projets d'hydroélectricité en développement en Colombie-Britannique pour 4,9 millions de dollars, l'installation d'équipement dans des centrales à charge de pointe dans le secteur Production d'électricité pour 4,4 millions de dollars, et le développement de projets du secteur Services énergétiques pour 1,6 million de dollars. Les dépenses au titre du capital investi dans la catégorie administration, de 3,6 millions de dollars pour le premier semestre de 2008, ont été de beaucoup inférieures aux 13,8 millions de dollars comptabilisés pour la période correspondante de 2007. L'augmentation de 12,9 millions de dollars des dépenses au titre

du capital investi dans la catégorie administration présentées pour le semestre terminé le 30 juin 2007 comprenait surtout la modification du traitement comptable du placement de la Fiducie dans Taylor, qui est passé de la mise en équivalence à la méthode de détermination du coût des stocks. Le capital de croissance a été financé au moyen de la hausse de la dette à long terme de même que par l'émission de parts de fiducie.

Capital investi – utilisation [1] — Trimestre terminé le 30 juin 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**1,4**	**2,0**	**-**	**-**	**-**	**3,4**
Croissance	**8,3**	**13,0**	**0,6**	**(1,0)**	**-**	**20,9**
Administration	**-**	**1,4**	**-**	**-**	**0,2**	**1,6**
Capital investi	**9,7**	**16,4**	**0,6**	**(1,0)**	**0,2**	**25,9**

[1] *Certaines dépenses en immobilisations de croissance ont été reclassées entre les secteurs.*

Capital investi – utilisation — Semestre terminé le 30 juin 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**5,2**	**(0,7)**	**-**	**-**	**-**	**4,5**
Croissance	**566,9**	**44,0**	**1,7**	**59,1**	**0,1**	**671,8**
Administration	**-**	**1,6**	**-**	**-**	**2,0**	**3,6**
Capital investi	**572,1**	**44,9**	**1,7**	**59,1**	**2,1**	**679,9**

Capital investi – utilisation — Trimestre terminé le 30 juin 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	0,5	1,6	-	-	-	2,1
Croissance	1,2	3,1	0,1	4,2	(0,5)	8,1
Administration	-	0,3	-	-	12,3	12,6
Capital investi	1,7	5,0	0,1	4,2	11,8	22,8

Capital investi – utilisation — Semestre terminé le 30 juin 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	0,7	2,6	-	-	-	3,3
Croissance	3,4	5,2	0,1	4,4	(0,4)	12,7
Administration	-	0,4	0,5	-	12,9	13,8
Capital investi	4,1	8,2	0,6	4,4	12,5	29,8

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats sur dérivés financiers pour gérer son exposition aux variations du prix des marchandises, des taux d'intérêt et des taux de change, particulièrement dans les secteurs Production d'électricité et Extraction et transport, et selon les taux d'intérêt sur la dette. Au cours du trimestre terminé le 30 juin 2008, la Fiducie a détenu des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date future à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et les prix ont varié entre 0,00 $/MWh et 999,99 $/MWh au deuxième trimestre de 2008. Le prix au comptant moyen s'est établi à 107,56 $/MWh au deuxième trimestre de 2008, et à 92,13 $/MWh pour le semestre terminé le 30 juin 2008. AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs que la direction a jugée optimale. Le prix moyen de l'électricité obtenu par la Fiducie a été de 89,46 $/MWh au deuxième trimestre de 2008 et de 83,80 $/MWh pour le semestre terminé le 30 juin 2008.

- Couvertures des différentiels de fractionnement des LGN : la Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement pour gérer les différentiels de fractionnement des LGN. Les résultats du secteur Extraction et transport sont tributaires de la variation des différentiels de fractionnement. Au 30 juin 2008, la Fiducie avait des ententes visant des différentiels de fractionnement de LGN pour un total de 2 800 b/j à un prix moyen d'environ 23 $/b pour la période de juillet à décembre 2008. La Fiducie a également conclu trois ententes visant des différentiels de fractionnement de LGN pour l'année civile 2009 pour un total de 2 800 b/j, et de 700 b/j pour 2010, pour un différentiel de fractionnement d'environ 27 $/b. Le différentiel de fractionnement a été de 30 $/b pour le deuxième trimestre de 2008, et de 29,50 $/b pour le semestre terminé le 30 juin 2008. Le différentiel de fractionnement moyen obtenu s'est établi à 27,61 $/b et à 26,88 $/b respectivement pour le trimestre et le semestre terminés le 30 juin 2008.

- Contrats de garantie de taux : la Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 30 juin 2008, la Fiducie avait des swaps de taux d'intérêt à échéances variées totalisant 205 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 84 % de la dette d'AltaGas.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable.

La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt est effectué selon les cours du marché. La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs.

La Fiducie n'exerce pas d'activités de spéculation sur le prix des marchandises et, par conséquent, ne conclut pas d'opérations sur marchandises qui créent une exposition additionnelle ou qui sont uniquement fondées sur les attentes

en matière de variation future des prix de l'électricité sur le marché. Les opérations sur marchandises sont utilisées aux fins de fixer les marges, d'optimiser les actifs corporels sous-jacents ou de réduire l'exposition aux variations du prix de l'électricité.

AltaGas a un groupe de gestion du risque qui examine quotidiennement les risques marchandises et de crédit, et qui a conçu et qui applique une politique de gestion du risque et un programme de couverture prudents.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Par le passé, la Fiducie a eu recours à du financement par emprunt et par capitaux propres dans la mesure où les liquidités provenant de l'exploitation et le produit du régime de réinvestissement des distributions ne suffisaient pas au financement des dépenses en immobilisations, des acquisitions et des variations du fonds de roulement découlant des activités d'exploitation. Si des activités d'investissement plus importantes nécessitent un financement provenant d'autres sources, la direction croit qu'AltaGas pourra avoir accès aux marchés des capitaux propres et des capitaux d'emprunt pour obtenir du financement additionnel.

Pour le moment, AltaGas ne prévoit pas, de manière raisonnable, qu'une tendance ou qu'une incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles, à l'exception des flux de trésorerie d'exploitation qui pourraient être touchés par la composante imposable des distributions de la Fiducie qui entrera en vigueur à compter de l'année d'imposition 2011.

Flux de trésorerie	Trimestres terminés		Semestres terminés	
	les 30 juin		les 30 juin	
(en millions de dollars)	**2008**	2007	**2008**	2007
Flux de trésorerie d'exploitation	**79,1**	46,6	**117,3**	92,7
Activités d'investissement	**(24,6)**	(16,1)	**(330,5)**	(27,0)
Activités de financement	**(51,3)**	(40,6)	**213,5**	(66,6)
Variation de la trésorerie	**3,2**	(10,1)	**0,3**	(0,9)

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 46,6 millions de dollars pour le deuxième trimestre de 2007 à 79,1 millions de dollars pour le premier trimestre de 2008, en hausse de 70 %. Les flux de trésorerie d'exploitation ont augmenté en raison d'un bénéfice plus élevé et d'une hausse de la variation nette du fonds de roulement. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description des liquidités provenant de l'exploitation.)

Fonds de roulement	**30 juin**	30 juin
(en millions de dollars)	**2008**	2007
Actif à court terme	**380,5**	264,7
Passif à court terme	**402,0**	268,8
Fonds de roulement	**(21,5)**	(4,1)
Ratio du fonds de roulement	**0,95**	0,98

Le fonds de roulement s'est établi à un montant négatif de 21,5 millions de dollars à la fin du deuxième trimestre de 2008, comparativement à un montant négatif de 4,1 millions de dollars au 30 juin 2007. Le ratio du fonds de roulement s'est établi à 0,95 à la fin du deuxième trimestre de 2008 et à 0,98 pour le trimestre correspondant de 2007.

Activités d'investissement

Les flux de trésorerie affectés aux activités d'investissement du deuxième trimestre de 2008 ont été de 24,6 millions de dollars comparativement à 16,1 millions de dollars pour la période correspondante de 2007. L'augmentation des flux de trésorerie affectés aux activités d'investissement a découlé de l'acquisition d'immobilisations, en partie contrebalancée par une baisse des billets à recevoir et la cession de matériel excédentaire. Une description des acquisitions et des placements liés aux actifs à long terme figure à la rubrique «Capital investi» du présent rapport de gestion. Les flux de trésorerie affectés aux activités d'investissement reflètent les décaissements effectifs aux fins des activités d'investissement et peuvent ne pas correspondre au montant présenté dans les rubriques du rapport de gestion portant sur le capital investi en raison du moment des décaissements et du fait que certaines acquisitions peuvent constituer des opérations sans effet sur la trésorerie.

Activités de financement

Les flux de trésorerie affectés aux activités de financement du deuxième trimestre de 2008 ont été de 51,3 millions de dollars comparativement à 40,6 millions de dollars pour la période correspondante de 2007. L'augmentation a surtout découlé de remboursements de la dette à court terme, de la dette renouvelable et de la dette à long terme de 134,1 millions de dollars, et de la hausse des distributions versées. Cette hausse a été en partie contrebalancée par le produit net de 117,7 millions de dollars découlant de l'émission de parts de fiducie.

Sources de financement

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 juin 2008, l'encours de la dette d'AltaGas totalisait 504,3 millions de dollars, contre 220,7 millions de dollars au 31 décembre 2007. Au 30 juin 2008, la Fiducie avait 200,0 millions de dollars en billets à moyen terme en cours et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 750,0 millions de dollars. Au 30 juin 2008, la dette bancaire prélevée de la Fiducie s'établissait à 277,0 millions de dollars et les lettres de crédit en cours totalisaient 65,8 millions de dollars.

Au deuxième trimestre de 2008, la Fiducie a émis 4 398 750 parts de fiducie au moyen d'un appel public à l'épargne à un prix de 26,20 $ la part, entraînant un produit net de 110,1 millions de dollars. Le produit a principalement été affecté au remboursement de la dette bancaire.

La Fiducie a acquis des débentures convertibles dans le cadre de l'acquisition de Taylor d'une valeur nominale de 22,1 millions de dollars. Au cours du deuxième trimestre de 2008, 2,1 millions de dollars ont été convertis en parts de fiducie. La juste valeur des débentures convertibles en circulation au 30 juin 2008 était fixée à 18,4 millions de dollars, soit une valeur nominale de 16,9 millions de dollars.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 30 juin 2008, ce ratio était de 36,4 %, en hausse par rapport à 27,4 % au 31 décembre 2007, et en baisse contre 45,1 % à la fin du premier trimestre de 2008. Le ratio de couverture d'intérêt des bénéfices de la Fiducie pour les douze derniers mois terminés le 30 juin 2008 était de 7,39 fois.

Le 3 avril 2008, la Fiducie a déposé un supplément de prospectus au prospectus préalable de base simplifié daté du 8 août 2007. Le supplément établit le programme des billets à moyen terme d'AltaGas et donne à AltaGas l'accès au marché canadien des billets à moyen terme, au besoin.

OBLIGATIONS CONTRACTUELLES

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas par rapport à celles présentées dans le rapport de gestion du rapport annuel 2007 de la Fiducie.

PARTIES LIÉES

La Fiducie a vendu 16,0 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière pour le deuxième trimestre de 2008 dans le cours normal des affaires de la Fiducie. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,1 million de dollars de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,1 million de dollars. Les opérations entre AltaGas et Utility Group sont évaluées à la valeur d'échange convenue par les deux parties. La Fiducie exerce un contrôle notable sur Utility Group puisque le président et chef de la direction d'AltaGas est un administrateur de Utility Group.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 21 900 $ ont été faits au deuxième trimestre de 2008 (21 171 $ au deuxième trimestre de 2007), soit la valeur d'échange des biens convenue par les deux parties. Le bail arrive à échéance à la fin de 2008.

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T2 08**	T1 08	T4 07	T3 07	T2 07	T1 07	T4 06	T3 06
Produits nets [1]	**117,3**	110,7	76,4	88,2	80,1	79,3	84,6	82,5
Bénéfice d'exploitation [1]	**37,0**	47,6	28,9	37,5	31,2	29,0	32,0	33,7
Bénéfice net	**32,9**	37,6	31,8	31,4	21,1	24,6	27,3	28,8

(en dollars par part)	**T2 08**	T1 08	T4 07	T3 07	T2 07	T1 07	T4 06	T3 06
Bénéfice net								
De base	**0,49**	0,58	0,55	0,54	0,37	0,43	0,49	0,52
Dilué	**0,49**	0,57	0,55	0,54	0,37	0,43	0,49	0,52
Distributions déclarées [2]	**0,525**	0,525	0,525	0,52	0,51	0,51	0,51	0,505

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

[2] *Exclut la distribution spéciale d'une action ordinaire de Utility Group pour chaque 100 parts de fiducie et parts échangeables détenues le 27 août 2007, chaque part étant évaluée à 0,076 $ la part.*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable, y compris la hausse générale des prix de l'électricité en Alberta, des différentiels de fractionnement plus élevés et des cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Au quatrième trimestre de 2006, la Fiducie a constaté une dépréciation de l'écart d'acquisition de 0,6 million de dollars et reporté 0,8 million de dollars de produits tirés des activités de transport.

- Au deuxième trimestre de 2007, la Fiducie a constaté une charge d'impôts futurs de 6,5 millions de dollars par suite de la nouvelle loi fiscale incluse dans le projet de loi C-52 à l'égard de l'imposition des sommes provenant des entités intermédiaires de placement déterminées (EIPD), qui a pratiquement été adopté par le gouvernement du Canada. Cette charge hors trésorerie imputée au bénéfice représente les écarts temporaires entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas.

- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite de l'adoption de fond d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral.

- Au cours du premier trimestre de 2008, l'acquisition de Taylor a été conclue pour une contrepartie totale de 455,2 millions de dollars, dont une contrepartie au comptant de 256,3 millions de dollars et l'émission de parts totalisant 198,9 millions de dollars. L'acquisition de Taylor s'est traduite par une amélioration des résultats du premier trimestre de 2008.

ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Acquisition de NovaGreenPower Inc.

Le 31 juillet 2008, AltaGas a acquis NovaGreenPower Inc. (NovaGreen), une filiale en propriété exclusive de NovaGold Resources Inc., pour une contrepartie de 35,0 millions de dollars à la clôture majorée de 5,0 millions de dollars à l'exécution de certaines conditions. NovaGreen procédait au développement du projet hydroélectrique au fil de l'eau Forrest Kerr, qui devrait avoir une capacité de 195 MW dans le nord-ouest de la Colombie-Britannique. NovaGreen avait aussi trois autres projets de développement, tous situés dans la même région que Forrest Kerr, d'une capacité additionnelle potentielle hydroélectrique au fil de l'eau de 130 MW.

Acquisition d'une participation de 45 % dans GreenWing Energy Development Limited Partnership

AltaGas a conclu une convention avec GreenWing Energy Management Ltd. (GreenWing) visant l'acquisition d'une participation de 45 % de GreenWing dans la société en commandite GreenWing Energy Development (SCGED) pour une contrepartie de 12,3 millions de dollars. Par conséquent, la Fiducie détiendra la totalité de SCGED. La clôture de l'acquisition est prévue pour le 15 août 2008.

Meilleures perspectives par Standard & Poor's

Standard & Poor's (S&P) a modifié ses perspectives de stables à positives, en raison de l'intégration harmonieuse des actifs de Taylor aux activités d'AltaGas, de l'engagement de cette dernière envers le maintien d'un bilan acceptable et de l'utilisation continue de politiques solides de gestion du risque appliquées aux activités de services d'électricité et à l'exposition au risque marchandises.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres d'AltaGas Services Inc. (ASI) ont échangé leurs actions dans ASI contre des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 31 juillet 2008, la Fiducie comptait 68,9 millions de parts de fiducie et 2,2 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,7 milliard de dollars, d'après le cours de clôture de 24,41 $ la part de fiducie au 31 juillet 2008. Au 31 juillet 2008, il y avait 1,6 million d'options en cours et 401 284 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions au moyen des flux de trésorerie d'exploitation. Pour le trimestre terminé le 30 juin 2008, la Fiducie a déclaré des distributions de 35,7 millions de dollars et affichait des flux de trésorerie d'exploitation de 79,1 millions de dollars (respectivement 29,2 millions de dollars et 46,6 millions de dollars pour la période correspondante de 2007), ce qui s'est révélé plus que suffisant pour financer la totalité des distributions aux porteurs de parts.

Au cours du semestre terminé le 30 juin 2008, la Fiducie a déclaré des distributions de 70,3 millions de dollars et affichait des flux de trésorerie d'exploitation de 117,3 millions de dollars (respectivement 58,2 millions de dollars et 92,7 millions de dollars pour la période correspondante de 2007), ce qui s'est révélé plus que suffisant pour financer la totalité des distributions aux porteurs de parts. AltaGas a un ratio dividendes/bénéfice cible qui varie de 65 % à 75 % des liquidités provenant de l'exploitation.

AltaGas a annoncé que le conseil d'administration d'AltaGas General Partner Inc., délégué du fiduciaire, a augmenté sa distribution au comptant mensuelle, la faisant passer de 0,175 $ la part (2,10 $ la part annualisée) à 0,18 $ la part (2,16 $ la part annualisée) payable le 15 septembre 2008 aux porteurs de parts inscrits le 25 août 2008. Il s'agit de la cinquième augmentation des distributions d'AltaGas depuis sa conversion en fiducie en mai 2004, représentant au total une hausse de 20 % depuis sa création.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2006 :

Distributions (en dollars par part)	**2008**	2007	2006
Premier trimestre	**0,525**	0,510	0,485
Deuxième trimestre	**0,525**	0,510	0,495
Troisième trimestre	-	0,520	0,505
Quatrième trimestre	-	0,525	0,510
Distribution d'actions [1]	-	0,076	-
	1,050	2,141	1,995

1. *Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007.*

MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2008

Chapitre 1535, «Informations à fournir concernant le capital»

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre est en vigueur et s'applique à la Fiducie depuis le 1er janvier 2008.

Chapitre 3031, «Stocks»
Le nouveau chapitre 3031 du *Manuel de l'ICCA*, «Stocks», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2008 et donne des directives sur la détermination du coût et sa comptabilisation ultérieure en charges, y compris toute dépréciation jusqu'à la valeur nette de réalisation. Ce nouveau chapitre est en vigueur et s'applique à la Fiducie depuis le 1er janvier 2008.

Chapitre 3862, «Instruments financiers – informations à fournir», et chapitre 3863, «Instruments financiers – présentation»
Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

Modifications comptables futures

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»
Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre entrera en vigueur le 1er janvier 2009 pour la Fiducie. La Fiducie ne prévoit pas d'incidence financière découlant de ce nouveau chapitre du *Manuel de l'ICCA*.

Normes internationales d'information financière (IFRS)
En 2006, le Conseil des normes comptables a dévoilé un nouveau plan stratégique pour la conversion des PCGR du Canada aux normes IFRS à compter de 2011. AltaGas évalue actuellement l'incidence des normes IFRS sur les états financiers, laquelle ne peut être raisonnablement estimée à l'heure actuelle. La Fiducie est en voie de réunir les ressources nécessaires à la finalisation du projet et de former les employés touchés par les changements de normes comptables.

PRINCIPALES CONVENTIONS COMPTABLES
Les principales conventions comptables d'AltaGas sont restées inchangées depuis le 31 décembre 2007 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2008. Pour en savoir plus à l'égard de ces conventions, se reporter aux notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel 2007 d'AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES
Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2008 et les notes afférentes aux états financiers consolidés vérifiés de 2007 figurant dans le rapport annuel 2007 de la Fiducie. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas ont trait aux actifs et aux passifs de gestion du risque, à la dotation aux amortissements, aux obligations liées à la mise hors service d'immobilisations, à l'évaluation de la dépréciation d'actifs et au passif d'impôts futurs. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel 2007 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2008.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans des rapports déposés ou soumis en vertu des lois sur les valeurs mobilières est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie est chargée d'établir et de maintenir des contrôles internes à l'égard de l'information financière pour fournir l'assurance raisonnable que les informations financières et la préparation des états financiers sont fiables. Tous les systèmes de contrôle interne, peu importe la qualité de leur conception, ont leur limite. Un système de conception ultra efficace ne peut fournir qu'une assurance raisonnable à l'égard de la préparation et de la présentation des états financiers. Au cours du deuxième trimestre de 2008, aucun changement important n'a été apporté aux contrôles internes à l'égard de l'information financière de la Fiducie.

Bilans consolidés

(non vérifié)

SEC File # 82-34911

(en milliers de dollars)	30 juin 2008	31 décembre 2007
ACTIF		
Actif à court terme		
Trésorerie et équivalents de trésorerie	12 785 $	12 451 $
Débiteurs	223 979	191 879
Stocks	130	130
Dépôts des clients	24 015	24 369
Gestion du risque *(note 11)*	111 741	66 811
Autres actifs à court terme	7 897	9 714
	380 547	305 354
Immobilisations *(note 6)*	1 320 241	682 322
Ententes, contrats et relations de services énergétiques *(note 7)*	174 855	95 716
Écart d'acquisition	124 576	18 260
Gestion du risque *(note 11)*	46 759	33 640
Placements à long terme et autres actifs	22 186	64 509
	2 069 164 $	1 199 801 $
PASSIF ET AVOIR DES PORTEURS DE PARTS		
Passif à court terme		
Créditeurs et charges à payer	210 593 $	177 802 $
Distributions à payer aux porteurs de parts	12 414	10 167
Dette à court terme	2 298	3 551
Tranche de la dette à long terme échéant à moins d'un an *(note 8)*	1 350	1 234
Dépôts des clients	24 015	24 369
Produits constatés d'avance	2 777	1 718
Gestion du risque *(note 11)*	129 599	60 848
Autres passifs à court terme	18 909	9 321
	401 955	289 010
Dette à long terme *(note 8)*	483 791	215 949
Obligations liées à la mise hors service d'immobilisations	35 485	18 811
Impôts futurs	193 241	58 229
Gestion du risque *(note 11)*	49 292	30 166
Débentures convertibles *(note 9)*	16 880	-
Autres passifs à long terme	5 910	2 948
	1 186 554	615 113
Avoir des porteurs de parts *(notes 12 et 13)*	882 610	584 688
	2 069 164 $	1 199 801 $

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

(en milliers de dollars, sauf les montants par part)	Trimestres terminés les 30 juin **2008**	2007	Semestres terminés les 30 juin **2008**	2007
PRODUITS				
Exploitation	**489 832 $**	340 634 $	**932 294 $**	766 676 $
Gain latent (perte latente) sur gestion du risque	**(2 896)**	413	**(2 268)**	475
Divers	**149**	731	**1 510**	2 692
	487 085	341 778	**931 536**	769 843
CHARGES				
Coût des produits vendus	**369 800**	261 682	**703 503**	610 455
Charges d'exploitation et d'administration	**63 447**	37 014	**110 594**	75 075
Amortissement :				
Immobilisations	**14 448**	9 951	**27 965**	20 239
Ententes, contrats et relations de services énergétiques	**2 376**	1 903	**4 860**	3 807
	450 071	310 550	**846 922**	709 576
Intérêts débiteurs				
Dette à court terme	**389**	88	**1 173**	148
Dette à long terme	**5 929**	2 960	**12 144**	5 976
Bénéfice avant impôts sur les bénéfices	**30 696**	28 180	**71 297**	54 143
Charge (recouvrement) d'impôts	**(2 215)**	7 127	**807**	8 510
Bénéfice net	**32 911**	21 053	**70 490**	45 633
Bénéfice cumulé au début de la période	**547 991**	426 198	**510 412**	401 618
Bénéfice cumulé à la fin de la période	**580 902 $**	447 251 $	**580 902 $**	447 251 $
Résultat net par part *(note 15)*				
De base	**0,49 $**	0,37 $	**1,06 $**	0,80 $
Dilué	**0,49 $**	0,37 $	**1,06 $**	0,80 $
Nombre moyen pondéré de parts en circulation (en milliers) *(notes 13 et 15)*				
De base	**67 382**	57 199	**66 223**	56 931
Dilué	**68 302**	57 235	**67 157**	56 966

Voir les notes afférentes aux états financiers consolidés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 juin 2008	2007	Semestres terminés les 30 juin 2008	2007
Bénéfice net	**32 911 $**	21 053 $	**70 490 $**	45 633 $
Autres éléments du résultat étendu, après impôts				
Gain net latent (perte nette latente) sur les actifs financiers disponibles à la vente	**–**	10 383	**(17 873)**	10 399
Perte nette latente sur les dérivés désignés comme couvertures de flux de trésorerie	**(11 480)**	(4 570)	**(14 866)**	(4 086)
Reclassement dans le bénéfice net du gain net (de la perte nette) sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures	**477**	(3 170)	**(2 423)**	(3 389)
	(11 003)	2 643	**(35 162)**	2 924
Résultat étendu	**21 908 $**	23 696 $	**35 328 $**	48 557 $
Cumul des autres éléments du résultat étendu au début de la période	**3 010 $**	(2 353) $	**27 169 $**	– $
Rajustement résultant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**–**	–	**–**	(2 634)
Autres éléments du résultat étendu, après impôts	**(11 003)**	2 643	**(35 162)**	2 924
Cumul des autres éléments du résultat étendu à la fin de la période	**(7 993) $**	290 $	**(7 993) $**	290 $

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 juin 2008	2007	Semestres terminés les 30 juin 2008	2007
Flux de trésorerie d'exploitation				
Bénéfice net	**32 911 $**	21 053 $	**70 490 $**	45 633 $
Éléments sans effet sur la trésorerie :				
Amortissement	**16 824**	11 854	**32 825**	24 046
Désactualisation des obligations liées à la mise hors service d'immobilisations	**498**	424	**955**	850
Rémunération à base de parts	**95**	157	**195**	331
Charge (recouvrement) d'impôts futurs	**(2 413)**	7 127	**590**	8 510
Gain (perte) à la vente d'actifs	**(311)**	(1 490)	**(318)**	(1 563)
Quote-part du bénéfice (de la perte) de sociétés satellites	**(36)**	(317)	**(581)**	(1 693)
Distributions reçues de sociétés satellites	**61**	503	**137**	1 258
(Gain latent) perte latente sur gestion du risque	**2 896**	(413)	**2 268**	(475)
Divers	**115**	300	**395**	547
Obligations liées à la mise hors service d'immobilisations réglées	**(161)**	(20)	**(217)**	(140)
Variation nette du fonds de roulement hors trésorerie *(note 16)*	**28 644**	7 397	**10 597**	15 396
	79 123	46 575	**117 336**	92 700
Activités d'investissement				
Diminution (augmentation) des dépôts des clients	**(6 022)**	(6 287)	**354**	(6 183)
Diminution de l'effet à recevoir	**5 500**	–	**5 500**	–
Acquisition d'immobilisations	**(32 545)**	(9 875)	**(84 233)**	(20 888)
Cession d'immobilisations	**8 843**	90	**8 843**	507
Acquisition de placements à long terme et d'autres actifs	**(399)**	(420)	**(261 005)**	(799)
Cession de placements à long terme et d'autres actifs	**–**	375	**–**	375
	(24 623)	(16 117)	**(330 541)**	(26 988)
Activités de financement				
Augmentation (diminution) de la dette à court terme	**(7 260)**	(5 655)	**(1 252)**	1 845
Émission nette (remboursement net) de la dette à long terme renouvelable	**(126 130)**	(19 894)	**153 666**	(137 113)
Émission de la dette à long terme	**–**	–	**–**	100 000
Remboursement de la dette à long terme	**(733)**	–	**(733)**	–
Distributions aux porteurs de parts	**(34 868)**	(28 959)	**(68 066)**	(57 810)
Produit net tiré de l'émission de parts	**117 713**	13 979	**125 424**	26 449
Produit net tiré de l'émission de bons de souscription *(note 12)*	**–**	–	**4 500**	–
	(51 278)	(40 529)	**213 539**	(66 629)
Variation de la trésorerie et des équivalents de trésorerie	**3 222**	(10 071)	**334**	(917)
Trésorerie et équivalents de trésorerie au début de la période	**9 563**	22 380	**12 451**	13 226
Trésorerie et équivalents de trésorerie à la fin de la période	**12 785 $**	12 309 $	**12 785 $**	12 309 $

Voir les notes afférentes aux états financiers consolidés.

SEC File # 82-34911

Principales notes afférentes aux états financiers consolidés

(non vérifié)

(Les montants des tableaux sont en milliers de dollars, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2007, à l'exception de celles présentées dans les notes 2 et 3 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2007 compris dans le rapport annuel de la Fiducie.

2. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

3. MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2008

En date du 1er janvier 2008, la Fiducie a adopté les nouvelles exigences comptables du *Manuel de l'ICCA* relativement au chapitre 1535, «Informations à fournir concernant le capital», au chapitre 3031, «Stocks», au chapitre 3862, «Instruments financiers – informations à fournir», et au chapitre 3863, «Instruments financiers – présentation». Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées de manière prospective sans retraitement des états financiers des périodes antérieures.

Informations à fournir concernant le capital

Le chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie, comme ils ont été présentés à la note 9.

Stocks

Les stocks comprennent le matériel et les fournitures et les produits de liquides de gaz naturel (LGN) destinés à la vente. Tous les stocks sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût est déterminé selon une formule du coût moyen pondéré.

Instruments financiers

Le chapitre 3862, «Instruments financiers – informations à fournir», et le chapitre 3863, «Instruments financiers – présentation», qui remplacent le chapitre 3861, «Instruments financiers – informations à fournir et présentation», s'appliquent à la Fiducie à compter du 1er janvier 2008. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Le chapitre 3863 traite du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Des renseignements supplémentaires pour se conformer à ces normes sont présentés à la note 10.

Modifications comptables futures

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre entrera en vigueur le 1er janvier 2009 pour la Fiducie.

Normes internationales d'information financière (IFRS)

En 2006, le Conseil des normes comptables a dévoilé un nouveau plan stratégique pour la conversion des PCGR du Canada aux normes IFRS à compter de 2011. AltaGas évalue actuellement l'incidence des normes IFRS sur les états financiers, laquelle ne peut être raisonnablement estimée à l'heure actuelle. La Fiducie est en voie de réunir les ressources nécessaires à la finalisation du projet et de former les employés touchés par les changements de normes comptables.

4. MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES

Par suite de l'acquisition de Taylor NGL Limited Partnership (Taylor) et de l'émission de bons de souscription d'AltaGas, la Fiducie a mis à jour les principales conventions comptables suivantes.

Ententes, contrats et relations de services énergétiques et amortissement

Les ententes, les contrats et les relations de services énergétiques sont comptabilisés au coût, lequel représentait la juste valeur au moment de l'achat, et sont amortis selon la méthode linéaire jusqu'à leur échéance ou sur leur durée de vie utile estimative :

Ententes d'achat d'électricité (EAE) de Sundance B	19 ans
Contrats de mise en marché du gaz naturel et de l'électricité	18 à 49 mois
Relations de services énergétiques	15 ans
Contrats d'extraction et transport	10 à 30 ans

AltaGas détient 50 % de deux EAE de Sundance B au moyen de sa participation dans ASTC Power Partnership (ASTC). ASTC s'est engagée à acheter toute l'électricité des deux génératrices de Sundance B, dont la capacité de production est de 353 mégawatts (MW). Le placement dans ces EAE et les produits et les charges correspondants qui en découlent sont comptabilisés selon la méthode proportionnelle. Les EAE de Sundance B prévoient la nécessité d'engager des capitaux pour faire des acquisitions. La Fiducie a l'obligation de faire les paiements aux propriétaires des génératrices sous-jacentes sur la durée restante des EAE jusqu'au 31 décembre 2020. Ces paiements sont comptabilisés à titre de coût des produits vendus lorsqu'ils sont engagés. Les produits provenant de la vente de l'électricité réservée sont inscrits lorsque l'électricité est livrée.

Les contrats de mise en marché du gaz naturel et de l'électricité constituent les droits et les obligations d'acheter et de vendre des volumes fixes de gaz naturel et d'électricité aux prix établis. Les produits et les charges sont inscrits lorsque le gaz naturel et l'électricité sont livrés.

Des relations de services énergétiques ont été acquises parallèlement à la quasi-totalité des actifs et passifs de iQ2 Power Corp., AltaGas Energy Limited Parthership, ECNG Canada Ltd. et Energistics Group Inc., et sont comptabilisées à leur juste valeur et amorties selon la méthode linéaire à compter de l'échéance des contrats de mise en marché à court terme connexes sur la durée de vie utile prévue de 15 ans des relations.

Les contrats d'extraction et transport ont été acquis dans le cadre de l'acquisition de Taylor et sont comptabilisés à la juste valeur et amortis selon la méthode linéaire sur la durée de vie prévue moyenne des contrats.

Données par part

Le résultat net de base par part est calculé d'après le nombre moyen pondéré de parts de fiducie et de parts échangeables en circulation pendant la période. Le résultat net dilué par part est calculé comme si le produit obtenu à l'exercice des options avait servi pour acheter des parts au cours moyen du marché pendant la période en plus des parts de fiducie pouvant être émises à la conversion des débentures et des bons de souscription convertibles en circulation. Le résultat net dilué est augmenté par l'intérêt couru sur les débentures convertibles et diminué par la désactualisation des débentures convertibles.

Débentures convertibles

Les débentures convertibles sont comptabilisées à la juste valeur à l'acquisition, moins la valeur attribuée au droit de conversion, lequel est inclus dans l'avoir des porteurs de parts. L'écart entre la juste valeur et le montant du capital est imputé aux résultats au taux effectif.

Bons de souscription

Les bons de souscription sont comptabilisés à la juste valeur, réputée être le produit brut à l'émission, et sont inclus dans l'avoir des porteurs de parts.

5. ACQUISITION D'ENTREPRISE

Le 10 janvier 2008, AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) a acquis la totalité des parts de société en commandite en circulation de Taylor autres que les parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées. Taylor a participé aux activités du secteur énergétique à titre de propriétaire d'installations d'extraction de LGN, d'installations de traitement du gaz naturel et de deux gazoducs de LGN. De plus, Taylor détenait une participation dans une centrale hydroélectrique au fil de l'eau de 7 MW.

AltaGas a offert aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'un montant au comptant maximal de 245,0 millions de dollars et d'un nombre maximal de 8,0 millions de parts de fiducie, y compris jusqu'à environ 1,9 million de parts échangeables. Avant la clôture de l'acquisition, des débentures convertibles de 27,9 millions de dollars de Taylor ont été rachetées, ce qui a entraîné une augmentation de 2,7 millions du nombre de parts en circulation de Taylor. Le prix d'achat total était de 598,7 millions de dollars, y compris 256,3 millions de dollars au comptant et 7,7 millions de parts de fiducie (dont 0,2 million de parts échangeables), évaluées à 198,9 millions de dollars pour toutes les parts en circulation non détenues auparavant par AltaGas, une dette et des débentures convertibles prises en charge de 132,5 millions de dollars et des coûts de transaction d'environ 11 millions de dollars. La valeur des parts de fiducie émises a été déterminée en fonction du prix du marché moyen pondéré des deux jours précédant et des deux jours suivant le 11 novembre 2007, date à laquelle l'offre a été acceptée et annoncée.

Le tableau suivant présente le montant total de la contrepartie et la juste valeur estimative des actifs acquis et des passifs pris en charge en date de l'acquisition. Tout rajustement final pourrait modifier considérablement la répartition du prix d'achat ainsi que la juste valeur attribuée aux actifs et aux passifs. La répartition provisoire du prix d'achat s'établit comme suit :

Contrepartie totale pour la totalité des parts de Taylor		
Coût du placement (8,9 %) dans Taylor détenu initialement par AltaGas		24 672 $
Prix d'achat des parts de Taylor restantes (91,1 %)		
Contrepartie au comptant	256 281	
Parts	198 861	
Coûts de transaction estimatifs	11 000	
Composante capitaux propres des débentures convertibles de Taylor	2 127	468 269
Contrepartie totale		492 941 $
Répartition du prix d'achat de Taylor (100 %)		
Actifs acquis		
Actif à court terme	30 585	
Immobilisations	592 030	
Ententes, contrats et relations de services énergétiques	84 000	
Écart d'acquisition	106 316	
Placements à long terme et autres actifs	4 640	817 571
Moins : passifs pris en charge		
Passif à court terme	27 550	
Dette à long terme	110 423	
Débentures convertibles	22 171	
Obligations liées à la mise hors service d'immobilisations	14 350	
Impôts futurs	144 616	
Obligations futures à l'égard des employés	2 542	
Gestion du risque	2 978	324 630
		492 941 $

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Taylor au coût. Par conséquent, le placement dans Taylor a été désigné comme disponible à la vente et a été évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu. Depuis le 10 janvier 2008, Taylor est incluse dans les états financiers consolidés d'AltaGas.

AltaGas a utilisé sa facilité de crédit disponible pour financer la contrepartie au comptant de 256,3 millions de dollars versée pour l'acquisition de Taylor.

6. IMMOBILISATIONS

	Coût	Amortissement cumulé	Valeur comptable nette 30 juin 2008	Coût	Amortissement cumulé	Valeur comptable nette 31 décembre 2007
Extraction et transport						
Immobilisations liées à l'extraction et au transport	827 947 $	(57 711) $	770 236 $	255 810 $	(46 078) $	209 732 $
Collecte et traitement sur place						
Immobilisations liées à la collecte et au traitement sur place	604 594	(161 663)	442 931	569 944	(148 297)	421 647
Autres immobilisations	5 945	(2 651)	3 294	4 416	(2 161)	2 255
Services énergétiques						
Immobilisations liées aux services énergétiques	9 909	(1 076)	8 833	9 693	(896)	8 797
Autres immobilisations	1 310	(260)	1 050	2 018	(156)	1 862
Production d'électricité						
Contrat de location-acquisition *(note 8)*	13 798	(5 306)	8 492	13 798	(4 596)	9 202
Immobilisations liées à la production d'électricité	75 935	–	75 935	22 013	–	22 013
Siège social						
Autres immobilisations	22 836	(13 366)	9 470	19 230	(12 416)	6 814
	1 562 274 $	(242 033) $	1 320 241 $	896 922 $	(214 600) $	682 322 $

Pour le semestre terminé le 30 juin 2008, les intérêts capitalisés sur les projets de construction d'immobilisations à long terme ont été de 1,1 million de dollars (0,8 million de dollars au 31 décembre 2007). Au 30 juin 2008, la Fiducie avait dépensé environ 113,4 millions de dollars (42,6 millions de dollars au 31 décembre 2007) pour des projets d'immobilisations en construction qui n'étaient pas encore assujettis à l'amortissement.

En janvier 2008, la Fiducie a fait l'acquisition de Taylor (note 4) qui a donné lieu à l'accroissement des immobilisations des secteurs Extraction et transport et Collecte et traitement sur place.

7. ENTENTES, CONTRATS ET RELATIONS DE SERVICES ÉNERGÉTIQUES

	Coût	Amortissement cumulé	Valeur comptable nette 30 juin 2008	Coût	Amortissement cumulé	Valeur comptable nette 31 décembre 2007
Ententes de services et d'extraction et transport, et contrats de services énergétiques	199 070 $	(41 881) $	157 189 $	115 071 $	(37 717) $	77 354 $
Relations de services énergétiques	20 892	(3 226)	17 666	20 892	(2 530)	18 362
	219 962 $	(45 107) $	174 855 $	135 963 $	(40 247) $	95 716 $

Les relations de services énergétiques ont commencé à être amorties en 2006, à compter de l'échéance des contrats de mise en marché à court terme connexes.

En janvier 2008, la Fiducie a fait l'acquisition de Taylor (note 4), ce qui explique la plupart des acquisitions depuis le 31 décembre 2007.

8. DETTE À LONG TERME

	30 juin 2008		31 décembre 2007	
Emprunts d'exploitation	**277 000**	**$**	8 000	$
Billets à moyen terme	**200 000**		200 000	
Obligations découlant de contrats de location-acquisition	**9 432**		10 034	
Autres dettes à long terme	**1 407**		–	
Frais de financement reportés non amortis	**(2 698)**		(851)	
	485 141		217 183	
Moins la tranche échéant à moins d'un an	**1 350**		1 234	
	483 791	**$**	215 949	$

Emprunts d'exploitation

Au 30 juin 2008, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (300,0 millions de dollars au 31 décembre 2007) auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR, des acceptations bancaires ou des crédits documentaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du prélèvement. Le 30 septembre 2007, AltaGas a négocié une prorogation de la date d'échéance de sa facilité jusqu'au 30 septembre 2010.

Au 31 mars 2008, la Fiducie a négocié une nouvelle facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR ou des acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé, et la facilité arrive à échéance le 28 septembre 2009.

Au 30 juin 2008, la Fiducie avait prélevé 277,0 millions de dollars (8,0 millions de dollars au 31 décembre 2007) sur les facilités. Le taux d'intérêt préférentiel au 30 juin 2008 était de 4,75 % (6,0 % au 31 décembre 2007). Le taux moyen des acceptations bancaires de la Fiducie au 30 juin 2008 était de 4,0 % (5,2 % au 31 décembre 2007).

Billets à moyen terme

Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, les intérêts étant payables semestriellement.

Le 19 janvier 2007, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital additionnel de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012. Le produit net de l'émission a servi à rembourser la dette bancaire et à des fins générales.

Facilité de lettres de crédit

Au 30 juin 2008, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2007) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 30 juin 2008, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 63,0 millions de dollars (61,7 millions de dollars au 31 décembre 2007).

9. DÉBENTURES CONVERTIBLES

Le 10 janvier 2008, AltaGas a pris en charge un montant en capital de 22,1 millions de dollars des débentures convertibles à 5,85 % dans le cadre de l'acquisition de Taylor. Les débentures arrivent à échéance le 10 septembre 2010 et les intérêts sont payables semestriellement le 10 septembre et le 10 mars de chaque année. Avant l'échéance, les débentures peuvent être converties en parts de fiducie au gré du porteur au prix de conversion de 24,64 $ par part de fiducie.

La Fiducie peut racheter les débentures convertibles après le 10 septembre 2008 et avant le 10 septembre 2009, en totalité ou en partie, à un prix égal au montant en capital plus les intérêts courus et impayés, le cas échéant, à condition que, à la date de l'avis donnée, le cours du marché des parts de fiducie ne soit pas en deçà de 125 % du prix de conversion, assujetti à un ajustement dans certaines situations. Après le 10 septembre 2009 et avant l'échéance des débentures convertibles, la Fiducie peut racheter les débentures convertibles à un prix égal au montant en capital plus les intérêts courus et impayés, le cas échéant. La Fiducie peut choisir de payer les intérêts sur les débentures en émettant des parts de fiducie.

Solde au 31 décembre 2007	$
Juste valeur des débentures convertibles *(note 5)*	22 171
Charge de désactualisation	(9)
Conversion en parts de fiducie	(1 128)
Rachetées au comptant	(4 154)
Solde au 30 juin 2008	**16 880 $**

10. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

L'objectif de la Fiducie dans sa gestion du capital vise à maintenir sa notation de première qualité, à permettre à la Fiducie de maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie tient compte de l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu), de la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie est restée la même depuis 2007.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Le ratio d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 30 juin 2008, ce ratio était de 36,4 % (27,4 % au 31 décembre 2007).

Toutes les facilités d'emprunt sont assorties de tests financiers et d'autres clauses restrictives habituelles pour le type de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

11. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel, des liquides de gaz naturel et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Juste valeur des instruments financiers

Au 30 juin 2008, tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire, ont été portés au bilan à la juste valeur. La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt et de taux de change est effectué selon les cours du marché.

La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs. La juste valeur des débentures convertibles a été estimée selon le modèle de Black et Scholes.

La valeur comptable et la juste valeur des actifs et des passifs financiers de la Fiducie se présentaient comme suit :

Sommaires des justes valeurs		**30 juin 2008**		31 décembre 2007
(en milliers de dollars)	**Valeur comptable**	**Juste valeur**	Valeur comptable	Juste valeur
Actifs financiers				
Détenus à des fins de transaction				
Trésorerie et équivalents de trésorerie [1]	**12 785**	**12 785**	12 451	12 451
Gestion du risque – dérivés [2]	**136 616**	**136 616**	83 200	83 200
Couvertures de flux de trésorerie				
Gestion du risque [2]	**21 884**	**21 884**	17 251	17 251
Prêts et créances				
Débiteurs et autres actifs [1, 3]	**222 520**	**222 520**	194 936	194 936
Dépôts de clients [1]	**24 015**	**24 015**	24 369	24 369
Disponibles à la vente				
Placements à long terme et autres actifs	**–**	**–**	44 746	44 746
	417 820 $	**417 820 $**	376 953 $	376 953 $
Passifs financiers				
Détenus à des fins de transaction				
Gestion du risque – dérivés [2]	**145 432**	**145 432**	86 799	86 799
Couvertures de flux de trésorerie				
Gestion du risque [2]	**33 459**	**33 459**	4 215	4 215
Autres passifs financiers				
Créditeurs et autres charges à payer [1, 4]	**225 133**	**225 133**	185 943	185 943
Dépôts de clients [1]	**24 015**	**24 015**	24 369	24 369
Dette à court terme	**2 298**	**2 298**	3 663	3 663
Dette à long terme [5]	**487 839**	**482 679**	218 033	208 036
Débentures convertibles	**16 880**	**18 384**	–	–
	935 056 $	**931 400 $**	523 022 $	513 025 $

[1] *En raison de la nature ou des échéances à court terme de ces instruments financiers, la valeur comptable se rapproche de la juste valeur.*

[2] *La juste valeur correspond à la valeur comptable des dérivés et des éléments couverts.*

[3] *Exclut des impôts sur les bénéfices et taxes de vente de 9 356 $ (6 656 $ au 31 décembre 2007).*

[4] *Exclut des impôts sur les bénéfices et taxes de vente ainsi que des produits constatés d'avance de 4 369 $ (1 180 $ au 31 décembre 2007).*

[5] *Comprend la tranche de la dette à long terme échéant à moins d'un an et exclut des frais de financement reportés de 2 698 $ (850 $ au 31 décembre 2007).*

Sommaire du gain latent (de la perte latente) relatif à la gestion du risque

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2008	2007	**2008**	2007
Gaz naturel	**472**	618	**828**	910
Liquides de gaz naturel	**(4 553)**	-	**(1 601)**	-
Électricité	**74**	(60)	**71**	(65)
Coût thermique	**-**	-	**(188)**	-
Swaps de taux d'intérêt	**1 276**	1	**(657)**	1
Change	**(165)**	(146)	**(721)**	(371)
Total	**(2 896)**	413	**(2 268)**	475

Risque de marché sur les instruments financiers

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans les valeurs des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change.

Gestion du risque du prix des marchandises

Gaz naturel

La Fiducie achète du gaz naturel et le vend à ses clients. Les contrats à prix fixe et aux prix du marché pour la vente et l'achat de gaz naturel viennent à échéance en 2012.

L'encours des contrats de la Fiducie se présentait comme suit :

Au 30 juin 2008			**Volume théorique (GJ)**		
Instruments dérivés	**Prix fixe (par GJ)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Contrat à livrer	**2,16 $ à 10,37 $**	**1 à 49**	**86 055 360**	**–**	**(126 364) $**
Contrat à livrer	**2,16 $ à 10,37 $**	**1 à 49**	**–**	**86 055 360**	**124 171 $**

Au 31 décembre 2007			Volume théorique (GJ)		
Instruments dérivés	Prix fixe (par GJ)	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	2,16 $ à 10,37 $	1 à 55	105 375 003	–	(17 775) $
Contrat à livrer	2,16 $ à 10,37 $	1 à 55	–	105 375 003	14 754 $

Au cours du deuxième trimestre de 2008, la Fiducie a constaté un gain latent de 0,5 million de dollars (0,6 million de dollars au 30 juin 2007) découlant des activités de gestion du risque lié au gaz naturel de la Fiducie.

Liquides de gaz naturel

La Fiducie a conclu une série de swaps afin de protéger une partie des volumes exposés aux différentiels de fractionnement des LGN.

L'encours des contrats de la Fiducie se présentait comme suit :

Au 30 juin 2008			**Volume théorique**		
Produit	**Prix fixe**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Propane	**1,2825 $ à 1,7200 $ US/gallon**	**1 à 30**	**36 901 368 gallons**	**–**	**(15 184) $**
Butane normal	**1,4950 $ à 2,1000 $ US/gallon**	**1 à 30**	**11 552 592 gallons**	**–**	**(6 594)**
WTI	**83,20 $ à 125,35 $ US/baril**	**1 à 30**	**155 504 barils**	**–**	**(5 768)**
Gaz naturel	**6,54 $ à 9,95 $/GJ**	**1 à 30**	**–**	**4 399 328 GJ**	**17 697 $**

Au 31 décembre 2007			Volume théorique		
Produit	Prix fixe	Période (mois)	Ventes	Achats	Juste valeur
Propane	1,2825 $ à 1,4725 $ US/gallon	1 à 12	9 677 178 gallons	–	(1 156) $
Butane normal	1,4950 $ à 1,7000 $ US/gallon	1 à 12	2 612 064 gallons	–	(685)
WTI	83,20 $ à 89,10 $ US/baril	1 à 12	27 489 barils	–	(143)
Gaz naturel	6,455 $ à 6,550 $/GJ	1 à 12	–	1 382 591 GJ	159 $

Au cours du deuxième trimestre de 2008, la Fiducie a constaté un gain latent de 4,6 millions de dollars (néant au 30 juin 2007) découlant des activités de gestion du risque lié aux LGN de la Fiducie.

Électricité

Conformément aux ententes d'achat d'électricité, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs ou passifs sur gestion du risque. Au 30 juin 2008, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

La Fiducie n'avait aucun contrat en cours au 30 juin 2008.

Au 31 décembre 2007			Volume théorique (MWh)		
Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	79,00 $ à 80,60 $	1 à 3	2 160		(28) $
Contrat à livrer	63,25 $ à 68,00 $	1 à 3	–	2 160	31 $

Les activités de gestion du risque sur l'électricité de la Fiducie découlant des contrats financiers non compris dans le programme de couverture présentaient un gain latent de 0,1 million de dollars pour le deuxième trimestre de 2008 (une perte de 0,1 million de dollars au 30 juin 2007).

L'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

Au 30 juin 2008			**Volume théorique (MWh)**		
Instruments dérivés	**Prix fixe (par MWh)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Swaps et tunnels	**65,00 $ à 88,00 $**	**1 à 18**	**1 657 224**	**–**	**(13 765) $**
Swaps et tunnels	**56,50 $**	**1 à 114**	**–**	**265 368**	**7 026 $**

Au 31 décembre 2007			Volume théorique (MWh)		
Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Ventes	Achats	Juste valeur
Swaps et tunnels	65,00 $ à 88,00 $	1 à 24	1 626 624	–	10 932 $
Swaps et tunnels	56,50 $	1 à 120	–	263 016	3 339 $

La Fiducie n'avait aucune couverture du coût thermique en cours au 30 juin 2008.

L'encours des couvertures du coût thermique de la Fiducie au 31 décembre 2007 se présentait comme suit :

Au 31 décembre 2007			Volume théorique (GJ ou MWh)		
Instruments dérivés	Prix fixe (par GJ ou MWh)	Période (mois)	Ventes	Achats	Juste valeur
Gaz naturel (par GJ)	6,08 $ à 6,17 $	1	–	79 050	17 968 $
Électricité (par MWh)	89,00 $ à 138,00 $	1	6 510	–	170 019 $

Au deuxième trimestre de 2008, la Fiducie n'a comptabilisé aucun gain latent ni perte latente (0,2 million de dollars au 30 juin 2007) relativement aux activités de couverture du coût thermique.

Gestion du risque de taux d'intérêt

Pour se protéger contre l'incidence des fluctuations futures des taux d'intérêt, la Fiducie utilise des swaps de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. Les swaps de taux d'intérêt ont une durée de vie résiduelle moyenne de 6 à 21 mois et un taux d'intérêt moyen pondéré de 3,75 %. L'objectif de la Fiducie est d'avoir environ 70 % à 75 % de sa dette à des taux d'intérêt fixes.

Au 30 juin 2008, les activités de gestion du risque de taux d'intérêt de la Fiducie ont donné lieu à un gain latent de 1,3 million de dollars (néant au 30 juin 2007) et à une juste valeur marchande de 0,5 million de dollars.

Gestion du risque de change

La Fiducie conclut des contrats de change à terme pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change. Au 30 juin 2008, les activités de gestion du risque de change de la Fiducie présentaient une perte latente de 0,2 million de dollars (0,1 million de dollars au 30 juin 2007) et une juste valeur marchande de 1,0 million de dollars.

Analyse de sensibilité

Le tableau suivant présente les effets possibles des changements des facteurs de risque importants sur le bénéfice net et les autres éléments du résultat étendu d'AltaGas au 30 juin 2008 :

Facteur	Augmentation ou diminution	Augmentation ou diminution du bénéfice net	Augmentation ou diminution des autres éléments du résultat étendu
Prix de l'électricité de l'Alberta	1 $/MWh	–	945
Différentiel de fractionnement des LGN [1]	1 $/baril	189	282
Swaps de taux d'intérêt	25 points de base	513	–

[1] *Estimation de l'incidence d'une augmentation (diminution) de 1 $ le baril du condensat, du propane, du butane et du gaz naturel.*

Risque de crédit sur instruments financiers

Le risque de crédit découle de la possibilité qu'une contrepartie à un instrument financier qui doit un montant à la Fiducie soit incapable de respecter ses obligations selon les modalités du contrat.

La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, mesurer et surveiller le crédit consenti aux contreparties ainsi que pour établir des rapports sur ce crédit. AltaGas réduit le risque de contrepartie au minimum en menant des évaluations de crédit sur les contreparties afin de fixer des limites de crédit précises pour les clients, avant la fourniture de produits ou la prestation de services et de façon récurrente. En outre, la plupart des contrats comprennent des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des contreparties des garanties financières ou des garanties d'exécution dans certaines situations. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses affaires.

Le risque de crédit maximal de la Fiducie se compose essentiellement de la valeur comptable des actifs financiers non dérivés et de la juste valeur des actifs financiers dérivés. Au 30 juin 2008, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une seule partie à des instruments financiers.

Risque d'illiquidité sur instruments financiers

Le risque d'illiquidité constitue le risque que la Fiducie soit incapable de respecter ses obligations financières à l'échéance. La Fiducie gère ce risque au moyen d'un vaste processus de budgétisation et de surveillance afin de s'assurer qu'elle a suffisamment de liquidités et de facilités de crédit pour respecter ses obligations. L'objectif de la Fiducie vise à maintenir sa notation de première qualité afin d'avoir accès au financement par capitaux d'emprunt ou par capitaux propres, le cas échéant (se reporter à la note 9).

Au 30 juin 2008, les échéances contractuelles des passifs financiers non dérivés se présentaient comme suit :

		Paiements exigibles par période				
	Total	2008	2009	2010	2011	Par la suite
Dette à court terme	2 298	2 298	–	–	–	–
Dette à long terme[1, 2]	487 839	1 350	101 316	278 409	1 508	105 256
Total	490 137 $	3 648 $	101 316 $	278 409 $	1 508 $	105 256 $

[1] *Composée des prêts à l'exploitation, des billets à moyen terme et des obligations au titre des contrats de location-acquisition, excluant les frais de financement reportés (note 7).*

[2] *Comprend la tranche de la dette à long terme échéant à moins d'un an.*

12. AVOIR DES PORTEURS DE PARTS

	30 juin 2008	31 décembre 2007
Capital des porteurs de parts *(note 13)*	**832 596 $**	505 544 $
Surplus d'apport *(note 15)*	**4 069**	3 875
Bénéfices cumulés	**580 902**	510 412
Débentures convertibles	**1 160**	–
Bons de souscription	**4 500**	–
Dividendes accumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts accumulées déclarées [1]	**(461 415)**	(391 103)
Distributions d'actions ordinaires de Utility Group	**(29 848)**	(29 848)
Ajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(247)**	(247)
Cumul des autres éléments du résultat étendu	**(7 993)**	27 169
	882 610 $	584 688 $

[1] *Les distributions aux porteurs de parts accumulées payées par la Fiducie au 30 juin 2008 s'élevaient à 449,0 millions de dollars (380,9 millions de dollars au 31 décembre 2007).*

En 2007, les porteurs de parts de la Fiducie et les porteurs de parts échangeables d'AltaGas Holding Limited Partnership No. 1 ont reçu une action ordinaire d'AltaGas Utility Group Inc. (Utility Group) pour chaque tranche de 100 parts de fiducie ou parts échangeables détenues le 27 août 2007. Dans le cadre du plan de distribution, un porteur de parts qui s'est vu attribuer moins de 50 actions ordinaires de Utility Group a reçu une somme au comptant. Le nombre d'actions ordinaires de Utility Group distribuées aux porteurs de parts s'est élevé à 577 416, ce qui a réduit l'avoir des porteurs de parts de 4,2 millions de dollars. Cette distribution a donné lieu à une réduction de 27 % de la participation de la Fiducie dans Utility Group, qui est passée à 19,6 %.

13. CAPITAL DES PORTEURS DE PARTS

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2007	56 057 438	493 866 $
Parts émises au comptant à l'exercice d'options	2 150	55
Parts émises en vertu des régimes de réinvestissement des distributions [1]	676 510	15 965
Parts émises contre des parts échangeables	25 161	253
Parts émises à l'acquisition d'entreprise	7 553 174	194 645
Parts émises à la conversion des débentures convertibles	45 771	2 094
Parts émises dans le cadre d'un appel public à l'épargne (déduction faite de frais d'émission de 5,2 millions de dollars)	4 398 750	110 077
30 juin 2008	**68 758 954**	**816 955 $**

Parts échangeables émises et en circulation	Nombre de parts	Montant
Émises par AltaGas LP #1 le 31 décembre 2007	2 040 456	11 678 $
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(25 161)	(253)
Parts émises à l'acquisition d'entreprise	163 607	4 216
30 juin 2008	**2 178 902**	**15 641**
Émises et en circulation au 30 juin 2008	**70 937 856**	**832 596 $**

[1] *Premium Distribution^MC, régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
Parts en circulation [1]	**2008**	2007	**2008**	2007
Nombre de parts – de base [2]	**67 382 085**	57 199 103	**66 223 220**	56 931 021
Options sur actions dilutives	**920 389**	36 233	**933 845**	34 715
Nombre de parts – dilué [2]	**68 302 474**	57 235 336	**67 157 065**	56 965 736

[1] *Comprend les parts échangeables.*

[2] *Moyenne pondérée.*

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. Au 30 juin 2008, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Jusqu'au 30 juin 2008, les droits des options attribuées conformément au régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 30 juin 2008, les options en cours pouvaient être exercées à diverses dates jusqu'en 2018 (2017 au 31 décembre 2007). Le prix d'exercice moyen pondéré des options en cours conformément au régime s'élevait à 25,73 $ (26,36 $ au 31 décembre 2007) et la durée moyenne pondérée qui reste à courir des options s'établissait à 8,6 ans (8,76 ans au 31 décembre 2007). Au 30 juin 2008, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,5 million de dollars (0,7 million de dollars au 31 décembre 2007).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice [1]
Options d'achat de parts en cours au 31 décembre 2007	1 310 400	26,36 $
Attribuées	413 750	23,99
Exercées	(2 150)	17,17
Annulées	(130 750)	26,69
Options d'achat de parts en cours au 30 juin 2008	**1 591 250**	**25,73 $**
Options d'achat de parts exerçables au 30 juin 2008	**250 159**	**23,16 $**

[1] *Moyenne pondérée.*

Un sommaire du régime d'options d'achat de parts des employés au 30 juin 2008 est présenté ci-dessous :

	Options en cours			Options exerçables	
	Nombre d'options en cours [1]	Prix d'exercice [2]	Durée contractuelle restante [3]	Nombre d'options exerçables [1]	Prix d'exercice [2]
5,00 $ à 7,00 $	9 000	6,10 $	1,95	9 000	6,10 $
7,01 $ à 15,50 $	27 500	10,29	4,66	27 500	10,29
15,51 $ à 25,08 $	704 000	24,21	9,11	85 992	24,23
25,09 $ à 29,50 $	850 750	27,69	8,37	127 667	26,42
	1 591 250	**25,73 $**	**8,60**	**250 159**	**23,16 $**

[1] *Au 30 juin 2008.*

[2] *Moyenne pondérée.*

[3] *Nombre moyen pondéré d'années.*

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains salariés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au deuxième trimestre de 2008 à l'égard de ce régime a été de 1,4 million de dollars (1,0 million de dollars au deuxième trimestre de 2007). Au 30 juin 2008, la juste valeur non passée en charges de la charge de rémunération à base de parts associée aux périodes futures était de 13,5 millions de dollars (14,2 millions de dollars au 31 décembre 2007).

14. SURPLUS D'APPORT

	30 juin 2008	31 décembre 2007
Solde au début de la période	3 875 $	3 322 $
Amortissement des options d'achat de parts	223	617
Exercice d'options d'achat de parts	(18)	(18)
Annulation d'options d'achat de parts	(11)	(46)
Solde à la fin de la période	4 069 $	3 875 $

15. RÉSULTAT PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2008	2007	**2008**	2007
Numérateur :				
Numérateur pour le résultat de base par part	**32 911 $**	21 053 $	**70 490 $**	45 633 $
Numérateur pour le résultat dilué par part	**33 156 $**	21 053 $	**70 995 $**	45 633 $
Dénominateur :				
Nombre moyen pondéré de parts	**67 382**	57 199	**66 223**	56 931
Options sur part dilutives	**920**	36	**934**	35
Dénominateur pour le résultat dilué par part	**68 302**	57 235	**67 157**	56 966
Résultat de base par part	**0,49 $**	0,37 $	**1,06 $**	0,80 $
Résultat dilué par part	**0,49 $**	0,37 $	**1,06 $**	0,80 $

16. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation comme suit :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2008	2007	**2008**	2007
Débiteurs [1]	**(7 874) $**	34 605 $	**1 065 $**	66 834 $
Stocks	**709**	-	**-**	(50)
Autres actifs à court terme [2]	**(4 655)**	(482)	**(3 683)**	6 296
Créditeurs et charges à payer [1]	**12 577**	(31 959)	**(874)**	(62 657)
Dépôts des clients	**6 022**	6 287	**(354)**	6 183
Produits constatés d'avance	**459**	225	**1 059**	423
Autres passifs à court terme	**14 059**	337	**9 588**	(5 256)
	21 297	9 013	**6 801**	11 773
Ajouter : diminution (augmentation) des coûts en capital à payer	**7 347**	(1 616)	**3 796**	3 623
Variation nette du fonds de roulement hors trésorerie lié à l'exploitation	**28 644 $**	7 397 $	**10 597 $**	15 396 $

[1] Certains postes peuvent ne pas correspondre à une variation nette au bilan par suite d'une acquisition (note 3).

[2] Exclut un billet à recevoir de 5,5 millions de dollars inclus dans les activités d'investissement.

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2008	2007	**2008**	2007
Intérêts payés	**7 151 $**	3 134 $	**12 393 $**	6 253 $
Impôts sur les bénéfices payés	**7 $**	15 $	**325 $**	96 $

17. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Au cours du premier trimestre de 2008, la Fiducie a pris en charge deux régimes à prestations déterminées par suite de l'acquisition de Taylor. Ces régimes concernent les employés syndiqués de l'usine d'extraction Younger et certains employés du complexe Harmattan. Le coût des régimes à prestations déterminées est fondé sur les estimations de la direction du taux de rendement futur sur la juste valeur des actifs des régimes de retraite, de l'indexation salariale, de la mortalité et d'autres facteurs ayant une incidence sur le paiement des avantages sociaux futurs. AltaGas a ajusté le passif actuariel de ces régimes afin d'être conforme aux hypothèses utilisées pour les régimes de retraite existants.

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trimestres terminés les 30 juin 2008	2007	Semestres terminés les 30 juin 2008	2007
Régime de retraite à cotisations déterminées	**253 $**	383 $	**774 $**	765 $
Régime de retraite à prestations déterminées	**174**	3	**399**	6
Régime de retraite complémentaire des dirigeants	**291**	259	**500**	518
	718 $	645 $	**1 673 $**	1 289 $

18. OPÉRATIONS ENTRE PARTIES LIÉES

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange comme suit :

	Trimestres terminés les 30 juin 2008	2007	Semestres terminés les 30 juin 2008	2007
Frais d'administration, de gestion et d'autres services payés par :				
Utility Group à la Fiducie	**48 $**	7 $	**97 $**	15 $
La Fiducie à Utility Group	**(45) $**	127 $	**2 $**	265 $
Ventes de gaz naturel par la Fiducie aux filiales de Utility Group	**16 034 $**	13 428 $	**58 206 $**	52 344 $
Honoraires pour services d'exploitation payés par les filiales de Utility Group	**86 $**	77 $	**154 $**	143 $
Services de transport fournis par les filiales de Utility Group	**122 $**	119 $	**242 $**	243 $
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**22 $**	21 $	**44 $**	42 $

Les montants correspondants à recevoir des parties liées et à payer à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

Au 30 juin 2008, les débiteurs représentaient un montant de 2,6 millions de dollars (13,5 millions de dollars au 31 décembre 2007) à recevoir des parties liées de la Fiducie. Au 30 juin 2008, les créditeurs comprenaient un montant de 1 000 $ (50 000 $ au 31 décembre 2007) à payer à des parties liées de la Fiducie.

Au cours du troisième trimestre de 2007, AltaGas a vendu à Utility Group sa participation de 33,3335 % dans la coentreprise Ikhil, moyennant une contrepartie de 9,0 millions de dollars, dans le cadre du programme de dessaisissement des actifs de production secondaires.

19. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. La majorité des opérations entre les secteurs d'exploitation est comptabilisée au prix du marché des marchandises et le reste, à la valeur d'échange. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Extraction et transport – usines d'extraction de l'éthane et de LGN et gazoducs de transport de gaz naturel et de LGN;

Collecte et traitement sur place – réseaux de collecte de gaz naturel et installations de traitement;

Services énergétiques – services de gestion énergétique et services gaziers pour le gaz naturel et l'électricité;

Production d'électricité – production d'électricité de centrales alimentées au charbon et au gaz conformément à des ententes d'achat d'électricité et d'autres contrats, des centrales électriques alimentées au gaz ainsi que des projets de production d'électricité au fil de l'eau en développement; et

Siège social – les coûts liés à la prestation de services généraux, ainsi que les frais généraux de l'entreprise, les placements dans des entités ouvertes et fermées, les actifs du siège social ainsi que l'incidence des variations de la juste valeur des contrats de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

Trimestre terminé le 30 juin 2008	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	111 243 $	43 621 $	294 900 $	449 764 $	58 071 $	149 $	(18 003) $	489 981 $
Pertes latentes sur gestion du risque	–	–	–	–	–	(2 896)	–	(2 896)
Coût des produits vendus	(67 109)	(3 057)	(291 911)	(362 077)	(26 231)	–	18 508	(369 800)
Charges d'exploitation et d'administration	(18 318)	(27 819)	(3 415)	(49 552)	(548)	(12 842)	(505)	(63 447)
Amortissement	(6 869)	(6 992)	(523)	(14 384)	(1 895)	(545)	–	(16 824)
Intérêts débiteurs	–	–	–	–	–	(6 318)	–	(6 318)
Bénéfice avant impôts sur les bénéfices	18 947 $	5 753 $	(949) $	23 751 $	29 397 $	(22 452) $	– $	30 696 $
Ajouts nets (réductions nettes) :								
Immobilisations [1]	9 719 $	7 714 $	593 $	18 026 $	(957) $	202 $	– $	17 271 $
Placement à long terme et autres actifs [2]	–	–	–	–	–	–	–	–
Écart d'acquisition	124 361 $	215 $	– $	124 576 $	– $	– $	– $	124 576 $
Actifs sectoriels	1 028 972 $	557 365 $	121 747 $	1 708 084 $	196 561 $	164 519 $	– $	2 069 164 $

[1] *Comprend des opérations sans effet sur la trésorerie de 6 431 $.*

[2] *Comprend des opérations sans effet sur la trésorerie de 399 $.*

Semestre terminé le 30 juin 2008	Extraction et transport		Collecte et traitement sur place		Services énergétiques		Gaz total partiel		Production d'électricité		Siège social		Élimination inter-sectorielle		Total	
Produits	220 203	$	77 974	$	561 034	$	859 211	$	109 705	$	1 510	$	(36 622)	$	933 804	$
Pertes latentes sur gestion du risque	-		-		-		-		-		(2 268)		-		(2 268)	
Coût des produits vendus	(130 521)		(5 804)		(554 615)		(690 940)		(49 434)		-		36 871		(703 503)	
Charges d'exploitation et d'administration	(32 967)		(48 247)		(6 493)		(87 707)		(1 201)		(21 437)		(249)		(110 594)	
Amortissement	(13 077)		(13 848)		(1 050)		(27 975)		(3 733)		(1 117)		-		(32 825)	
Intérêts débiteurs	-		-		-		-		-		(13 317)		-		(13 317)	
Bénéfice avant impôts sur les bénéfices	43 638	$	10 075	$	(1 124)	$	52 589	$	55 337	$	(36 629)	$	-	$	71 297	$
Ajouts nets (réductions nettes) :																
Immobilisations [1]	572 138	$	36 179	$	1 655	$	609 972	$	54 296	$	835	$	-	$	665 103	$
Ententes, contrats et relations de services énergétiques	66 000	$	-	$	-	$	66 000	$	18 000	$	-	$	-	$	84 000	$
Placement à long terme et autres actifs [2]	-	$	-	$	-	$	-	$	4 861	$	(46 935)	$	-	$	(42 074)	$
Écart d'acquisition	124 361	$	215	$	-	$	124 576	$	-	$	-	$	-	$	124 576	$
Actifs sectoriels	1 028 972	$	557 365	$	121 747	$	1 708 084	$	196 561	$	164 519	$	-	$	2 069 164	$

[1] Comprend des opérations sans effet sur la trésorerie de 589 663 $, principalement en raison d'acquisitions d'entreprises.

[2] Comprend des opérations sans effet sur la trésorerie de 303 029 $, principalement en raison d'acquisitions d'entreprises.

Trimestre terminé le 30 juin 2007	Extraction et transport		Collecte et traitement sur place		Services énergétiques		Gaz total partiel		Production d'électricité		Siège social		Élimination inter-sectorielle		Total	
Produits	33 652	$	36 811	$	248 574	$	319 037	$	40 691	$	731	$	(19 094)	$	341 365	$
Gains latents sur gestion du risque	-		-		-		-		-		413		-		413	
Coût des produits vendus	(18 387)		(1 961)		(241 627)		(261 975)		(17 760)		-		18 053		(261 682)	
Charges d'exploitation et d'administration	(4 435)		(22 009)		(4 327)		(30 771)		(466)		(6 818)		1 041		(37 014)	
Amortissement	(2 006)		(6 459)		(961)		(9 426)		(1 860)		(568)		-		(11 854)	
Intérêts débiteurs	-		-		-		-		-		(3 048)		-		(3 048)	
Bénéfice avant impôts sur les bénéfices	8 824	$	6 382	$	1 659	$	16 865	$	20 605	$	(9 290)	$	-	$	28 180	$
Ajouts nets :																
Immobilisations [1]	1 639	$	4 930	$	(30 104)	$	(23 535)	$	3 897	$	454	$	-	$	(19 184)	$
Placement à long terme et autres actifs [2]	-	$	-	$	-	$	-	$	324	$	11 404	$	-	$	11 728	$
Écart d'acquisition	18 045	$	215	$	-	$	18 260	$	-	$	-	$	-	$	18 260	$
Actifs sectoriels	237 419	$	508 133	$	99 737	$	845 289	$	121 661	$	212 611	$	-	$	1 179 561	$

[1] Comprend des opérations sans effet sur la trésorerie de 28 969 $.

[2] Comprend des opérations sans effet sur la trésorerie de 11 683 $.

Semestre terminé le 30 juin 2007	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	70 973 $	70 041 $	584 158 $	725 172 $	84 984 $	2 692 $	(43 480) $	769 368 $
Gain latent (perte latente) sur gestion du risque	–	–	–	–	–	475		475
Coût des produits vendus	(39 881)	(3 580)	(571 167)	(614 628)	(37 593)	–	41 766	(610 455)
Charges d'exploitation et d'administration	(9 781)	(42 902)	(8 606)	(61 289)	(921)	(14 579)	1 714	(75 075)
Amortissement	(4 007)	(12 979)	(2 203)	(19 189)	(3 721)	(1 136)	–	(24 046)
Intérêts débiteurs	–	–	–	–	–	(6 124)	–	(6 124)
Bénéfice avant impôts sur les bénéfices	17 304 $	10 580 $	2 182 $	30 066 $	42 749 $	(18 672) $	– $	54 143 $
Ajouts nets (réductions nettes) :								
Immobilisations [1]	3 744 $	6 892 $	(29 566) $	(18 930) $	3 897 $	1 048 $	– $	(13 985) $
Placement à long terme et autres actifs [2]	– $	– $	– $	– $	478 $	11 476 $	– $	11 954 $
Écart d'acquisition	18 045 $	215 $	– $	18 260 $	– $	– $	– $	18 260 $
Actifs sectoriels	237 419 $	508 133 $	99 737 $	845 289 $	121 661 $	212 611 $	– $	1 179 561 $

[1] *Comprend des opérations sans effet sur la trésorerie de 29 866 $.*

[2] *Comprend des opérations sans effet sur la trésorerie de 11 530 $.*

20. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Acquisition de NovaGreenPower Inc.

Le 31 juillet 2008, AltaGas a acquis NovaGreenPower Inc. (NovaGreen), une filiale en propriété exclusive de NovaGold Resources Inc., pour une contrepartie de 35 millions de dollars à la clôture, majorée de 5 millions de dollars à l'exécution de certaines conditions. NovaGreen procédait à la mise en valeur du projet hydroélectrique au fil de l'eau Forrest Kerr, qui devrait avoir une capacité de 195 MW dans le nord-ouest de la Colombie-Britannique. NovaGreen avait aussi trois autres projets de mise en valeur, tous situés dans la même région que Forrest Kerr, d'une capacité additionnelle potentielle hydroélectrique au fil de l'eau de 130 MW.

Acquisition d'une participation de 45 % dans GreenWing Energy Development Limited Partnership

AltaGas a conclu une convention avec GreenWing Energy Management Ltd. (GreenWing) visant l'acquisition de la participation de 45 % de GreenWing dans la société en commandite GreenWing Energy Development (SCGED) pour une contrepartie de 12,3 millions de dollars. Par conséquent, la Fiducie détiendra la totalité de SCGED. La clôture de l'acquisition est prévue pour le 15 août 2008.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	10/01/2008 - 10/31/2008

Summary

Issued & Outstanding Opening Balance :	69,162,174	As at :	10/01/2008

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	164,697
DRIP Plan #2 - Exchangeable LP Units	9
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	69,326,880

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,630,000**	As at :	10/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/01/2008	N	5,000			
Filer's comment Options granted to new employee at an exercise price of $23.80 expiring October 1, 2018					
10/03/2008	N			1,500	
Filer's comment December 19, 2005 options cancelled due to employee departure					
10/03/2008	N			1,250	
Filer's comment September 6, 2006 options cancelled due to employee departure					
10/03/2008	N			1,500	
Filer's comment March 23, 2007 options cancelled due to employee departure					
10/03/2008	N			6,500	
Filer's comment December 10, 2007 options cancelled due to employee departures					
10/07/2008	N	10,000			
Filer's comment Options granted to new employee at an exercise price of $19.50 expiring October 7, 2018					
10/09/2008	N			4,000	
Filer's comment September 6, 2006 options cancelled due to employee departure					
10/09/2008	N			2,000	
Filer's comment December 10, 2007 options cancelled due to employee departure					
10/10/2008	N			2,000	
Filer's comment December 10, 2007 options cancelled due to employee departure					
10/20/2008	N			750	

Filer's comment
March 23, 2007 options cancelled due to employee departure

10/20/2008	N			500	

Filer's comment
December 10, 2007 options cancelled due to employee departure

10/20/2008	N			1,000	

Filer's comment
February 1, 2008 options cancelled due to employee departure

10/21/2008	N			500	

Filer's comment
September 6, 2006 options cancelled due to employee departure

Totals		15,000	0	21,500	0

Stock Options Outstanding Closing Balance: **1,623,500** As at : 10/31/2008

DRIP Plan #1 - Trust Units

Opening Reserve **1,117,349** As at : 10/01/2008

Effective Date	Securities Listed	Securities Issued
10/15/2008		164,697
Totals	0	164,697

Closing Reserve: **952,652** As at : 10/31/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,238** As at : 10/01/2008

Effective Date	Securities Listed	Securities Issued
10/15/2008		9
Totals	0	9

Closing Reserve: **704,229** As at : 10/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	11/03/2008
Last Updated:	11/03/2008

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 09/01/2008 - 09/30/2008

Summary

Issued & Outstanding Opening Balance :	69,025,251	As at :	09/01/2008
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	136,511		
DRIP Plan #2 - Exchangeable LP Units	7		
Other Issuances and Cancellations	405		
Issued & Outstanding Closing Balance :	69,162,174		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **1,623,000** As at : 09/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/02/2008	N	2,000			
Filer's comment Options granted to new employee at an exercise price of $25.46 expiring September 2, 2018					
09/29/2008	N	5,000			
Filer's comment Options granted to new employee at an exercise price of $23.80 expiring September 29, 2018					
Totals		7,000	0	0	0

Stock Options Outstanding Closing Balance: **1,630,000** As at : 09/30/2008

DRIP Plan #1 - Trust Units

Opening Reserve **1,253,860** As at : 09/01/2008

Effective Date	Securities Listed	Securities Issued
09/15/2008		136,511
Totals	0	136,511

Closing Reserve: **1,117,349** As at : 09/30/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,245** As at : 09/01/2008

Effective Date	Securities Listed	Securities Issued
09/15/2008		7
Totals	0	7

Closing Reserve:	**704,238**	As at :	09/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/15/2008	Conversion (General)	405

Filer's comment
Trust Units issued upon conversion of outstanding Taylor debentures

Totals		405

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	11/03/2008
Last Updated:	11/03/2008

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	08/01/2008 - 08/31/2008

Summary

Issued & Outstanding Opening Balance :	68,884,051	As at :	08/01/2008
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	134,429		
DRIP Plan #2 - Exchangeable LP Units	7		
Other Issuances and Cancellations	6,764		
Issued & Outstanding Closing Balance :	69,025,251		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **1,598,750** As at : 08/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/06/2008	N	37,500			
Filer's comment Options granted to new employees at an exercise price of $24.10 expiring August 6, 2018					
08/18/2008	N			10,000	
Filer's comment March 31, 2008 options cancelled due to employee departure					
08/22/2008	N			500	
Filer's comment December 19, 2005 options cancelled due to employee departure					
08/22/2008	N			500	
Filer's comment September 6, 2006 options cancelled due to employee departure					
08/22/2008	N			250	
Filer's comment March 23, 2007 options cancelled due to employee departure					
08/24/2008	N			1,000	
Filer's comment December 10, 2007 options cancelled due to employee departure					
08/25/2008	N			750	
Filer's comment September 6, 2006 options cancelled due to employee departure					
08/25/2008	N			250	
Filer's comment March 23, 2007 options cancelled due to employee departure					

Totals	37,500	0	13,250	0

Stock Options Outstanding Closing Balance: **1,623,000** As at : 08/31/2008

DRIP Plan #1 - Trust Units

Opening Reserve **1,388,289** As at : 08/01/2008

Effective Date	Securities Listed	Securities Issued
08/15/2008		134,429
Totals	0	134,429

Closing Reserve: **1,253,860** As at : 08/31/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,252** As at : 08/01/2008

Effective Date	Securities Listed	Securities Issued
08/15/2008		7
Totals	0	7

Closing Reserve: **704,245** As at : 08/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/05/2008	Conversion (General)	4,667

Filer's comment
Trust Units issued upon conversion of outstanding Taylor debentures

08/06/2008	Conversion (General)	666

Filer's comment
AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

08/27/2008	Conversion (General)	1,014

Filer's comment
Trust Units issued upon conversion of outstanding Taylor debentures

08/29/2008	Conversion (General)	417

Filer's comment
AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

Totals 6,764

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca
Submission Date: 11/03/2008
Last Updated: 11/03/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 09/01/2008 - 09/30/2008

Summary

Issued & Outstanding Opening Balance :	69,025,251	As at :	09/01/2008

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	136,511
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	405
Issued & Outstanding Closing Balance :	69,162,174

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **1,613,000** As at : 09/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/02/2008	N	2,000			

Filer's comment
Options granted to new employee at an exercise price of $25.46 expiring September 2, 2018

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/29/2008	N	5,000			

Filer's comment
Options granted to new employee at an exercise price of $23.80 expiring September 29, 2018

Totals		7,000	0	0	0

Stock Options Outstanding Closing Balance: **1,620,000** As at : 09/30/2008

DRIP Plan #1 - Trust Units

Opening Reserve **1,253,860** As at : 09/01/2008

Effective Date	Securities Listed	Securities Issued
09/15/2008		136,511
Totals	0	136,511

Closing Reserve: **1,117,349** As at : 09/30/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,245** As at : 09/01/2008

Effective Date	Securities Listed	Securities Issued
09/15/2008		7

Totals	0	7		
Closing Reserve:		**704,238**	As at :	09/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/15/2008	Conversion (General)	405

Filer's comment

Trust Units issued upon conversion of outstanding Taylor debentures

Totals		405

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca

Submission Date: 10/03/2008
Last Updated: 10/03/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	08/01/2008 - 08/31/2008

Summary

Issued & Outstanding Opening Balance :	68,884,051	As at :	08/01/2008

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	134,429
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	6,764
Issued & Outstanding Closing Balance :	69,025,251

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,598,750**	As at :	08/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/18/2008	N			10,000	
Filer's comment March 31, 2008 options cancelled due to employee departure					
08/06/2008	N	27,500			
Filer's comment Options granted to new employees at an exercise price of $24.10 expiring August 6, 2018					
08/22/2008	N			500	
Filer's comment December 19, 2005 options cancelled due to employee departure					
08/22/2008	N			500	
Filer's comment September 6, 2006 options cancelled due to employee departure					
08/22/2008	N			250	
Filer's comment March 23, 2007 options cancelled due to employee departure					
08/24/2008	N			1,000	
Filer's comment December 10, 2007 options cancelled due to employee departure					
08/25/2008	N			750	
Filer's comment September 6, 2006 options cancelled due to employee departure					
08/25/2008	N			250	
Filer's comment March 23, 2007 options cancelled due to employee departure					
Totals		27,500	0	13,250	0

Stock Options Outstanding Closing Balance:	**1,613,000**	As at :	08/31/2008

DRIP Plan #1 - Trust Units

Opening Reserve		**1,388,289**	As at :	08/01/2008
Effective Date	**Securities Listed**	**Securities Issued**		
08/15/2008		134,429		
Totals	0	134,429		
Closing Reserve:		**1,253,860**	As at :	08/31/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,252**	As at :	08/01/2008
Effective Date	**Securities Listed**	**Securities Issued**		
08/15/2008		7		
Totals	0	7		
Closing Reserve:		**704,245**	As at :	08/31/2008

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
08/05/2008	Conversion (General)	4,667
Filer's comment Trust Units issued upon conversion of outstanding Taylor debentures		
08/06/2008	Conversion (General)	666
Filer's comment AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
08/27/2008	Conversion (General)	1,014
Filer's comment Trust Units issued upon conversion of outstanding Taylor debentures		
08/29/2008	Conversion (General)	417
Filer's comment AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
Totals		6,764

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	(403) 691-7517
Email:	tammy.belsham@altagas.ca
Submission Date:	09/04/2008
Last Updated:	09/04/2008


END